SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2020

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

At the annual general meeting (“AGM”) of shareholders of Korea Electric Power Corporation (“KEPCO”) held on March 27, 2020, all the agendas set forth below submitted for shareholder approval were approved by the shareholders as originally proposed:

1.	Agendas for Shareholder Approval:

1)	Approval of financial statements for the fiscal year 2019

2)	Approval of the maximum aggregate amount of remuneration for directors in 2020

•	Aggregate ceiling on remuneration for directors in 2020 : 2,247,869 thousand won

3)	Approval of amendments to the Articles of Incorporation of KEPCO

2.	Voting Results

Agenda	Outstanding Shares	Attendant Shares	Shares for
1. 1)	641,964,077	517,884,033	499,003,513 (96.4%)
1. 2)	641,964,077	517,884,033	516,197,087 (99.7%)
1. 3)	641,964,077	517,884,033	517.403.006 (99.9%)

Details on the proposed agenda for the AGM are attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Byung-in
Name:	Kim, Byung-in
Title:	Vice President

Date: March 27, 2020

Attachment

Agenda 1. Approval of Financial Statements for the Fiscal Year 2019

KEPCO seeks to obtain approval for its consolidated financial statements, separate financial statements and accompanying documents for the fiscal year 2019, pursuant to Article 449 of the Commercial Act, Article 43 of the Act on the Management of Public Institutions and Article 50 of the Articles of Incorporation of KEPCO.

Disclaimer: The financial statements for the fiscal year 2019 as presented below is in accordance with the International Financial Reporting Standard adopted in Korea (K-IFRS), and are subject to shareholders’ approval.

KOREA ELECTRIC POWER CORPORATION

AND ITS SUBSIDIARIES

Consolidated Financial Statements

December 31, 2019

(With Independent Auditor’s Report Thereon)

1

2

Ernst & Young Han Young Taeyoung Building, 111, Yeouigongwon-ro, Yeongdeungpo-gu, Seoul 150-777 Korea Tel: +82 2 3787 6600 Fax: +82 2 783 5890 ey.com/kr

Independent Auditor’s Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

Korea Electric Power Corporation:

Opinion

We have audited the consolidated statement of financial statements of Korea Electric Power Corporation and its subsidiaries (collectively referred to as the “Group” ), which comprise the consolidated statements of financial position as of December 31, 2019 and the consolidated statements of comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows for the year then ended, and the notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2019, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with Korean International Financial Reporting Standards (“KIFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Auditing Standards (KGAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements as of and for the year ended December 31, 2019. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

•	Impairment of property, plant and equipment (“PP&E”)

As discussed in Note 3.(14) to the consolidated financial statements, at each reporting date, management assesses if any indicator of impairment for its PP&E exists. If there is an impairment indicator for a cash-generating unit (“CGU”), management compares the recoverable amount of the CGU with its carrying value to determine if the PP&E which are allocated to the respective CGU are impaired.

In view of the significant difference between the Group’s market capitalization and its consolidated net assets carrying amount, management determined that an indicator of impairment of the Group’s PP&E existed as of December 31, 2019, which is attributed to the CGU of the electricity transmission and distribution business.

Management performed an impairment assessment of the Group’s PP&E allocated to CGU by comparing the carrying amount of the CGU with its value-in-use (VIU) which is determined based on discounted cash flow forecasts. Preparing the VIU estimation requires management to exercise significant judgment, particularly in relation to estimating future sales volumes, unit sales price, cost of power purchase, and discount rate. We have identified the assessment of impairment of PP&E in the electricity transmission and distribution business as a key audit matter because the carrying value of these assets are significant to the consolidated financial statements and also because estimation using a discounted cash flow forecast is complex and involves the exercise of significant management judgment in estimating the variable inputs, which can be inherently uncertain and could be subject to management bias.

The primary audit procedures we performed to address this key audit matter are as follows:

•	We identified and tested key internal controls relating to the Group’s assessment of impairment of PP&E.

•	We assessed management’s identification of CGU and the allocation of assets to each CGU with reference to our understanding of the Group’s business

•	We compared the forecasts included in the prior year’s discounted cash flow forecasts to the current year’s actual performance in order to assess the appropriateness of the estimates.

•

We involved an internal valuation specialist to assist us in assessing the discount rate applied by management in comparison with our recalculated rate using both market and entity-specific information.

•

We obtained the Group’s business plan and external data for major unobservable inputs such as future sales volumes, unit sales price and cost of power purchase, used in estimating VIU, and considered whether there were any indicators of management bias.

•

We evaluated the management’s sensitivity analyses on the discount rate applied to the discounted cash flow forecasts and assessed the impact of changes in the key assumptions to the conclusions reached in the impairment assessments and whether there were any indicators of management bias.

Other Matters

The consolidated financial statements as of December 31, 2018, has been audited by a predecessor auditor in accordance with KGAAS (not presented herein), whose report dated March 11, 2019, expressed an unqualified opinion. The accompanying consolidated financial statements as of December 31, 2018 presented for comparative purpose is not different, in all material respects, from the above audited consolidated financial statements.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with KIFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KGAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KGAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•

Evaluate the appropriateness of accounting policies used in the preparation of the consolidated financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The partner in charge of the audit resulting in this independent auditor’s report is Jungik Park.

March 17, 2020

This report is effective as of March 17, 2020, the independent auditor’s report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the auditor’s report date to the time this report is used. Such events and circumstances could significantly affect the accompanying consolidated financial statements and may result in modifications to report.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2019 and 2018

In millions of won	Note	2019		2018
Assets
Current assets
Cash and cash equivalents	5,6,7,45	~~W~~	1,810,129	1,358,345
Current financial assets, net	5,6,9,11,12,13,45		1,586,509	2,359,895
Trade and other receivables, net	5,8,20,24,45,46,47		7,701,452	7,793,592
Inventories, net	14		7,050,700	7,188,253
Income tax receivables	41		99,718	143,214
Current non-financial assets	15		1,206,377	878,888
Assets held-for-sale	42		28,116	22,881

Total current assets			19,483,001	19,745,068

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,13,45		2,563,498	2,113,613
Non-current trade and other receivables, net	5,8,20,45,46,47		2,002,297	1,819,845
Property, plant and equipment, net	18,24,27,49		164,701,827	152,743,194
Investment properties, net	19,27		158,580	159,559
Goodwill	16,51		97,977	2,582
Intangible assets other than goodwill, net	21,27,46		1,069,976	1,225,942
Investments in associates	4,17		4,251,802	4,064,820
Investments in joint ventures	4,17		1,663,029	1,813,525
Defined benefit assets, net	25		1,047	—
Deferred tax assets	41		1,437,829	1,233,761
Non-current non-financial assets	15		166,929	327,152

Total non-current assets			178,114,791	165,503,993

Total Assets	4	~~W~~	197,597,792	185,249,061

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Financial Position, Continued

As of December 31, 2019 and 2018

In millions of won	Note	2019		2018
Liabilities
Current liabilities
Trade and other payables, net	5,22,24,45,47	~~W~~	6,649,402	6,405,395
Current financial liabilities, net	5,12,23,45,47		8,930,903	7,981,879
Income tax payables	41		358,277	285,420
Current non-financial liabilities	20,28,29		5,688,353	5,574,041
Current provisions	26,45		2,604,721	1,594,798

Total current liabilities			24,231,656	21,841,533

Non-current liabilities
Non-current trade and other payables, net	5,22,24,45,47		6,965,760	2,941,696
Non-current financial liabilities, net	5,12,23,45,47		59,115,598	53,364,911
Non-current non-financial liabilities	28,29		8,834,452	8,160,033
Employee benefits liabilities, net	25,45		1,929,854	1,645,069
Deferred tax liabilities	41		8,564,775	9,617,309
Non-current provisions	26,45		19,066,048	16,585,748

Total non-current liabilities			104,476,487	92,314,766

Total Liabilities	4	~~W~~	128,708,143	114,156,299

Equity
Contributed capital	1,30,45
Share capital		~~W~~	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578

Retained earnings	31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			34,785,425	35,906,267
Unappropriated retained earnings			12,811,798	14,007,942

			49,202,133	51,519,119

Other components of equity	34
Other capital surplus			1,226,364	1,234,825
Accumulated other comprehensive loss			(280,730)	(358,570)
Other equity			13,294,973	13,294,973

			14,240,607	14,171,228

Equity attributable to owners of the controlling company			67,496,318	69,743,925
Non-controlling interests	16,33		1,393,331	1,348,837

Total Equity		~~W~~	68,889,649	71,092,762

Total Liabilities and Equity		~~W~~	197,597,792	185,249,061

The accompanying notes are an integral part of the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2019 and 2018

In millions of won, except per share information	Note	2019		2018
Sales	4,35,45,47
Sales of goods		~~W~~	56,894,876	57,897,804
Sales related to provision of services			408,290	392,867
Sales related to construction contracts	20		1,264,916	1,742,391
Income related to transfer of assets from customers	28		604,808	594,548

			59,172,890	60,627,610

Cost of sales	14,25,43,47
Cost of sales of goods			(55,750,468)	(55,976,628)
Cost of sales related to provision of services			(1,030,601)	(592,224)
Cost of sales related to construction contracts			(998,766)	(1,638,869)

			(57,779,835)	(58,207,721)

Gross profit			1,393,055	2,419,889
Selling and administrative expenses	25,36,43,47		(2,669,576)	(2,627,890)

Operating Loss	4		(1,276,521)	(208,001)
Other non-operating income	37		393,165	375,346
Other non-operating expense	37		(241,913)	(231,330)
Other gains (losses), net	38		(582,258)	(621,124)
Finance income	5,12,39		1,009,706	796,870
Finance expenses	5,12,40		(2,782,156)	(2,470,743)
Profit (loss) related to associates, joint ventures and subsidiaries	4,16,17
Share in profit of associates and joint ventures			257,673	473,269
Gain on disposal of investments in associates and joint ventures			70,094	5,079
Gain on disposal of investments in subsidiaries			—	73
Share in loss of associates and joint ventures			(90,853)	(110,168)
Loss on disposal of investments in associates and joint ventures			(2)	(2,183)
Impairment loss on investments in associates and joint ventures			(22,517)	(7,907)
Loss on disposal of investments in subsidiaries			(256)	—

			214,139	358,163

Loss before income tax			(3,265,838)	(2,000,819)
Income tax benefit (expense)	41		1,002,303	826,321

Net loss for the year		~~W~~	(2,263,535)	(1,174,498)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss), Continued

For the years ended December 31, 2019 and 2018

In millions of won, except per share information	Note	2019		2018
Other comprehensive income (loss)	5,12,25,31,34
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax	25,31	~~W~~	42,315	(108,169)
Share in other comprehensive income (loss) of equity-accounted associates and joint ventures, net of tax	31		(6,789)	(1,153)
Net change in fair value of financial assets at fair value through other comprehensive income (loss)	34		(11,732)	(34,185)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax	5,12,34		19,242	211
Foreign currency translation of foreign operations, net of tax	34		72,816	(20,717)
Share in other comprehensive income (loss) of equity-accounted associates and joint ventures, net of tax	34		19,344	57,088

Other comprehensive gain (loss), net of tax			135,196	(106,925)

Total comprehensive loss for the period		~~W~~	(2,128,339)	(1,281,423)

Loss attributable to:
Owners of the controlling company	44	~~W~~	(2,345,517)	(1,314,567)
Non-controlling interests			81,982	140,069

		~~W~~	(2,263,535)	(1,174,498)

Total comprehensive loss attributable to:
Owners of the controlling company		~~W~~	(2,239,147)	(1,426,477)
Non-controlling interests			110,808	145,054

		~~W~~	(2,128,339)	(1,281,423)

Loss per share (in won)	44
Basic and diluted earnings (loss) per share		~~W~~	(3,654)	(2,048)

The accompanying notes are an integral part of the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2019 and 2018

In millions of won	Equity attributable to owners of the controlling company
	Contributed capital		Retained earnings	Other components of equity	Subtotal	Non- controlling interests	Total equity
Balance at January 1, 2018	~~W~~	4,053,578	53,370,558	14,257,309	71,681,445	1,283,196	72,964,641
Effect of change in accounting policy		—	71,928	(76,851)	(4,923)	—	(4,923)

Adjusted balance at January 1, 2018		4,053,578	53,442,486	14,180,458	71,676,522	1,283,196	72,959,718
Total comprehensive income (loss) for the year
Net profit (loss) for the year		—	(1,314,567)	—	(1,314,567)	140,069	(1,174,498)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	(100,495)	—	(100,495)	(7,674)	(108,169)
Share in other comprehensive income of equity-accounted associates and joint ventures, net of tax		—	(1,153)	—	(1,153)	—	(1,153)
Net change in fair value of financial assets at fair value through other comprehensive income		—	—	(34,125)	(34,125)	(60)	(34,185)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(1,140)	(1,140)	1,351	211
Foreign currency translation of foreign operations, net of tax		—	—	(32,086)	(32,086)	11,369	(20,717)
Share in other comprehensive income of equity-accounted associates and joint ventures, net of tax		—	—	57,089	57,089	(1)	57,088
Transactions with owners of the Group, recognized directly in equity
Dividends paid		—	(507,152)	—	(507,152)	(92,741)	(599,893)
Issuance of shares of capital by subsidiaries and others		—	—	1,032	1,032	17,183	18,215
Changes in consolidation scope		—	—	—	—	9,530	9,530
Dividends paid (hybrid bond)		—	—	—	—	(13,385)	(13,385)

Balance at December 31, 2018	~~W~~	4,053,578	51,519,119	14,171,228	69,743,925	1,348,837	71,092,762

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2019 and 2018

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance at January 1, 2019	~~W~~	4,053,578	51,519,119	14,171,228	69,743,925	1,348,837	71,092,762
Total comprehensive income (loss) for the year
Net profit (loss) for the year		—	(2,345,517)	—	(2,345,517)	81,982	(2,263,535)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	36,160	—	36,160	6,155	42,315
Share in other comprehensive loss of equity-accounted associates and joint ventures, net of tax		—	(6,789)	—	(6,789)	—	(6,789)
Net change in fair value of financial assets at fair value through other comprehensive loss		—	—	(11,732)	(11,732)	—	(11,732)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	14,041	14,041	5,201	19,242
Foreign currency translation of foreign operations, net of tax		—	—	55,347	55,347	17,469	72,816
Share in other comprehensive income of equity-accounted associates and joint ventures, net of tax		—	—	19,343	19,343	1	19,344
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	—	—	—	(99,255)	(99,255)
Issuance of shares of capital by subsidiaries and others		—	—	—	—	21,071	21,071
Transactions between consolidated entities		—	—	(8,460)	(8,460)	323	(8,137)
Changes in consolidation scope		—	—	—	—	24,932	24,932
Dividends paid (hybrid bond)		—	—	—	—	(13,385)	(13,385)
Others		—	(840)	840	—	—	—

Balance at December 31, 2019	~~W~~	4,053,578	49,202,133	14,240,607	67,496,318	1,393,331	68,889,649

The accompanying notes are an integral part of the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2019 and 2018

In millions of won	2019		2018
Cash flows from operating activities
Net loss for the year	~~W~~	(2,263,535)	(1,174,498)

Adjustments to reconcile net loss to net cash flows provided by operating activities:
Income tax expense (benefit)		(1,002,303)	(826,321)
Depreciation		10,971,825	9,905,856
Amortization		156,915	118,938
Employee benefit expense		725,120	360,575
Bad debt expense		16,629	57,468
Interest expense		2,046,811	1,868,458
Loss on sale of financial assets		2,106	1
Loss on disposal of property, plant and equipment		72,508	60,704
Loss on abandonment of property, plant, and equipment		364,233	481,176
Loss on impairment of property, plant, and equipment		50,034	710,162
Loss on impairment of intangible assets		513,609	8,112
Loss on disposal of intangible assets		827	43
Increase in provisions		2,301,215	1,056,994
Loss (gain) on foreign currency translation, net		370,309	243,378
Gain on valuation of financial assets at fair value through profit or loss		(5,575)	(8,495)
Loss on valuation of financial assets at fair value through profit or loss		4,513	6,616
Valuation and transaction loss (gain) on derivative instruments, net		(403,765)	(300,500)
Share in loss (income) of associates and joint ventures, net		(166,820)	(363,101)
Gain on sale of financial assets		(3,866)	(1,838)
Gain on disposal of property, plant and equipment		(43,784)	(98,077)
Gain on disposal of intangible assets		(206)	(12)
Gain on disposal of associates and joint ventures		(70,094)	(5,079)
Loss on disposal of associates and joint ventures		2	2,183
Impairment loss on associates and joint ventures		22,517	7,907
Gain on disposal of subsidiaries		—	(72)
Loss on disposal of subsidiaries		256	—
Interest income		(268,118)	(223,767)
Dividend income		(13,838)	(12,777)
Others, net		128,237	81,317

		15,769,297	13,129,849

Changes in operating assets and liabilities:
Trade receivables		95,345	246,755
Non-trade receivables		64,027	154,580
Accrued income		83,589	(484,718)
Other receivables		(116,583)	(61,961)
Other current assets		(271,986)	(148,509)
Inventories		(980,216)	(1,771,550)
Other non-current assets		(611,066)	(54,148)
Trade payables		(546,159)	478,744
Non-trade payables		192,506	(292,912)
Accrued expenses		(454,501)	(361,204)
Other current liabilities		373,403	250,112
Other non-current liabilities		650,468	287,488
Investments in associates and joint ventures (dividends received)		215,612	175,175
Provisions		(1,473,461)	(1,132,969)
Payments of employee benefit obligations		(65,242)	(89,253)
Plan assets		(348,386)	(330,064)

	~~W~~	(3,192,650)	(3,134,434)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2019 and 2018

In millions of won	2019		2018
Cash generated from operating activities	~~W~~	10,313,112	8,820,917
Dividends received (financial assets at fair value through other comprehensive income)		24,255	11,182
Interest paid		(2,027,850)	(1,895,898)
Interest received		186,122	194,221
Income taxes paid		(282,211)	(450,290)

Net cash provided by operating activities		8,213,428	6,680,132

Cash flows from investing activities
Proceeds from disposals of associates and joint ventures		—	1,617
Acquisition of associates and joint ventures		(107,821)	(319,425)
Proceeds from disposals of property, plant and equipment		522,742	234,138
Acquisition of property, plant and equipment		(14,000,359)	(12,266,870)
Proceeds from disposals of intangible assets		7,702	13
Acquisition of intangible assets		(229,426)	(110,587)
Proceeds from disposals of financial assets		2,783,474	2,419,259
Acquisition of financial assets		(2,165,342)	(2,841,651)
Increase in loans		(335,773)	(188,675)
Collection of loans		292,745	100,010
Increase in deposits		(280,637)	(299,564)
Decrease in deposits		275,314	259,930
Proceeds from disposals of assets held-for-sale		30,662	18,716
Receipt of government grants		21,705	30,416
Cash outflow from merger		(154,311)	—
Net cash inflow (outflow) from changes in consolidation scope		(2,917)	2,141
Other cash inflow (outflow) from investing activities, net		(157,116)	(53,769)

Net cash used in investing activities		(13,499,358)	(13,014,301)

Cash flows from financing activities
Proceeds from (repayment of) short-term borrowings, net		188,957	(183,660)
Proceeds from long-term borrowings and debt securities		13,221,407	14,251,586
Repayment of long-term borrowings and debt securities		(7,068,290)	(8,095,590)
Payment of lease liabilities		(573,437)	(134,454)
Settlement of derivative instruments, net		102,146	60,907
Change in non-controlling interest		17,365	20,113
Dividends paid (hybrid bond)		(13,385)	(17,658)
Dividends paid		(99,356)	(599,391)
Other cash outflow from financing activities, net		—	(175)

Net cash provided by financing activities		5,775,407	5,301,678

Net increase (decrease) in cash and cash equivalents before effect of exchange rate fluctuations		489,477	(1,032,491)
Effect of exchange rate fluctuations on cash held		(37,693)	21,097

Net increase (decrease) in cash and cash equivalents		451,784	(1,011,394)
Cash and cash equivalents at January 1		1,358,345	2,369,739

Cash and cash equivalents at December 31	~~W~~	1,810,129	1,358,345

The accompanying notes are an integral part of the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”), the controlling company as defined in Korean International Financial Reporting Standards (“KIFRS”) 1110 ‘Consolidated Financial Statements’, was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO also provides power plant construction services. KEPCO’s stock was listed on the Korea Stock Exchange on August 10, 1989 and KEPCO listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994. KEPCO’s head office is located in Naju, Jeollanam-do.

As of December 31, 2019, KEPCO’s share capital amounts to ~~W~~3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Others (*)	313,887,019	48.90%

	641,964,077	100.00%

(*)	The number of shares held by foreign shareholders are 154,843,683 shares (24.12%) as of December 31, 2019.

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

The consolidated financial statements of Korea Electric Power Corporation and its subsidiaries (collectively referred to as the “Group”) were authorized for issuance by the Board of Directors on February 28, 2020, which will be submitted for approval at the shareholders’ meeting held on March 27, 2020.

(1)	Statement of compliance

These consolidated financial statements have been prepared in accordance with KIFRS, as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

(2)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	financial assets at fair value through profit or loss

•	financial assets at fair value through other comprehensive income or loss

•	derivative financial instruments are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(3)	Functional and presentation currency

These consolidated financial statements are presented in Korean won (“Won”), which is KEPCO’s functional currency and the currency of the primary economic environment in which the Group operates.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:

(i)	Useful lives of property, plant and equipment, and estimations on provision for decommissioning costs

The Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period. Management’s assumptions could affect the determination of estimated economic useful lives.

The Group records the fair value of estimated decommissioning costs as a liability in the period in which the Group incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Group is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes. The measurement of such liability is subject to change based on change in estimated cash flow, inflation rate, discount rate, and expected timing of decommissioning.

(ii)	Deferred tax

The Group recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be different if the Group does not realize estimated future taxable income during the carryforward periods.

(iii)	Valuations of financial instruments at fair values

The Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established control framework with respect to the measurement of fair values. The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(iv)	Defined employee benefit liabilities

The Group offers its employees defined benefit plans. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, certain inputs such as discount rates and future salary increases are estimated. Defined benefit plans contain significant uncertainties in estimations due to its long-term nature (refer to Note 25).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

(v)	Unbilled revenue

Energy delivered but not metered nor billed is estimated at the reporting date based on consumption statistics and selling price estimates. Determination of the unbilled revenues at the end of the reporting period is sensitive to the estimated consumptions and prices based on statistics. Unbilled revenue recognized as of December 31, 2019 and 2018 are ~~W~~1,580,804 million and ~~W~~1,671,117 million, respectively.

(vi)	Construction contracts

For each performance obligation satisfied over time, the Group recognizes revenue over time by measuring the progress towards complete satisfaction of that performance obligation. The Group applies a single method of measuring progress for each performance obligation satisfied over time and applies that method consistently to similar performance obligations and in similar circumstances. Revenue and costs are recognized based on the progress towards complete satisfaction of a performance obligation utilizing the cost-based input method at the end of the reporting period. In applying the cost-based input method, it is necessary to use estimates and assumptions related to the Group’s efforts or inputs expected to be incurred in the future, costs incurred which are not related to the performance obligation, changes in the Group’s efforts or inputs due to change of the performance obligation, etc. Total revenue is measured based on an agreed contract price; however, it may fluctuate due to the variation of performance obligations. The measurement of revenue is affected by various uncertainties resulting from unexpected future events.

(vii)	Early shutdown of Wolsong unit 1 nuclear power plant and changes in new nuclear power plants construction

The 30-year designed life of Wolsong unit 1 nuclear power plant of the Group had expired on November 20, 2012. On February 27, 2015, however, approval from the Nuclear Safety and Security Commission (NSSC) was received to continue its operation until November 20, 2022.

According to the Eighth Basic Plan for Electricity Supply and Demand announced by the Ministry of Trade, Industry and Energy in 2017, Wolsong unit 1 nuclear power plant was expected to go through a comprehensive evaluation for the feasibility of continuous operation including economic efficiency and acceptability of household and community in 2018 in order to decide whether to shut down early. On June 15, 2018, the board of directors of Korea Hydro & Nuclear Power Co., Ltd. (“KHNP”), a subsidiary of KEPCO, has decided to shut down the Wolsong unit 1 on the grounds that its deficit was increasing and its economic efficiency was low due to the unoptimistic utilization rate. On December 24, 2019, NSSC approved the permanent shutdown of unit 1.

In addition, KHNP has also decided to discontinue the construction of Cheonji unit 1 and 2 and Daejin unit 1 and 2 pursuant to the government policy. For this reason, the Group recognized impairment loss, reversal of impairment loss and other expenses during the year 2018 and 2019, as described in Note 18 and Note 50.

Among the new nuclear power plants under construction, Shin-Hanwool unit 3 and 4, for which approval for power generation business was previously obtained, are not included in the decision to suspend construction of the board of directors of KHNP. However, considering the decision to shut down Wolsong unit 1 and suspended construction of Cheonji unit 1 and 2 and Daejin unit 1 and 2, it is highly likely that the construction of Shin-Hanwool unit 3 and 4 will be suspended according to the government’s policy. For this reason, the Group recognized impairment loss as described in Note 18 and Note 50, as the Group believes that there was a significant change in its operating environment during the year ended December 31, 2018.

The Korean government plans to refund to the Group for reasonable expenditures incurred in relation to the phase-out of nuclear power plants in accordance with the energy transformation policy established by Korean government. In doing so, after discussions with relevant government agencies and upon approval by the Congress, the Korean government is considering to use available resource including utilizing relevant fund to make the refund. Also, Korean government has stated that it plans to establish relevant legal basis of providing refund including utilizing available resource, if necessary.

(5)	Changes in accounting policies

(i)	KIFRS 1116 ‘Leases’

KIFRS 1116 replaces existing leases guidance, including KIFRS 1017 ‘Lease’, KIFRS 2104 ‘Determining whether an Arrangement contains a Lease’, KIFRS 2015 ‘Operating Leases – Incentives’ and KIFRS 2027 ‘Evaluating the Substance of Transactions Involving the Legal Form of a Lease’. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for most leases under a single on-balance sheet model.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

Lessor accounting under KIFRS 1116 is substantially unchanged from KIFRS 1017. Lessors will continue to classify leases as either operating or finance leases using similar principles as in KIFRS 1017.

The Group adopted KIFRS 1116 using the modified retrospective method of adoption with the date of initial application of 1 January 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Group elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (‘short-term leases’), and lease contracts for which the underlying asset is of low value (‘leases of low-value assets’).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

The impacts on the Group’s consolidated statements of financial position on the date of initial application (January 1, 2019) are as follows:

In millions of won	Original carrying amount under KIFRS 1017		Adjustment	New carrying amount under KIFRS 1116
Assets
Current assets
Cash and cash equivalents	~~W~~	1,358,345	—	1,358,345
Current financial assets, net		2,359,895	—	2,359,895
Trade and other receivables, net		7,793,592	—	7,793,592
Inventories, net		7,188,253	—	7,188,253
Income tax refund receivables		143,214	—	143,214
Current non-financial assets		878,888	(3,021)	875,867
Assets held-for-sale		22,881	—	22,881

Total current assets		19,745,068	(3,021)	19,742,047

Non-current assets
Non-current financial assets, net		2,113,613	—	2,113,613
Non-current trade and other receivables, net		1,819,845	(10)	1,819,835
Property, plant and equipment, net		152,743,194	4,947,947	157,691,141
Investment properties, net		159,559	—	159,559
Goodwill		2,582	—	2,582
Intangible assets other than goodwill, net		1,225,942	—	1,225,942
Investments in associates		4,064,820	—	4,064,820
Investments in joint ventures		1,813,525	—	1,813,525
Deferred tax assets		1,233,761	—	1,233,761
Non-current non-financial assets		327,152	(1,332)	325,820

Total non-current assets		165,503,993	4,946,605	170,450,598

Total Assets	~~W~~	185,249,061	4,943,584	190,192,645

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

In millions of won	Original carrying amount under KIFRS 1017		Adjustment	New carrying amount under KIFRS 1116
Liabilities
Current liabilities
Trade and other payables, net	~~W~~	6,405,395	510,304	6,915,699
Current financial liabilities, net		7,981,879	—	7,981,879
Income tax payables		285,420	—	285,420
Current non-financial liabilities		5,574,041	—	5,574,041
Current provisions		1,594,798	—	1,594,798

Total current liabilities		21,841,533	510,304	22,351,837

Non-current liabilities
Non-current trade and other payables, net		2,941,696	4,433,280	7,374,976
Non-current financial liabilities, net		53,364,911	—	53,364,911
Non-current non-financial liabilities		8,160,033	—	8,160,033
Employee benefits liabilities, net		1,645,069	—	1,645,069
Deferred tax liabilities		9,617,309	—	9,617,309
Non-current provisions		16,585,748	—	16,585,748

Total non-current liabilities		92,314,766	4,433,280	96,748,046

Total Liabilities (*)	~~W~~	114,156,299	4,943,584	119,099,883

Equity
Contributed capital	~~W~~	4,053,578	—	4,053,578
Retained earnings		51,519,119	—	51,519,119
Other components of equity		14,171,228	—	14,171,228

Equity attributable to owners of the controlling company		69,743,925	—	69,743,925
Non-controlling interests		1,348,837	—	1,348,837

Total Equity	~~W~~	71,092,762	—	71,092,762

Total Liabilities and Equity	~~W~~	185,249,061	4,943,584	190,192,645

(*)

The adjustment from the total liabilities amounting to ~~W~~ 4,943,584 is a present value of operating lease payment as of December 31, 2018, discounted by weighted average intrest rate of lessee’s incremental borrowing rate as of January 1, 2019, and deducted by the present value of short-term leases and low-value asset leases payments.

The Group has lease contracts for various items such as consecutive voyage charter contracts, power purchase agreements (PPA), real estate lease contracts including buildings, switchyard, and land for electric substation, vehicles, and other equipment.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

Before adoption of KIFRS 1116, the Group, as a lessee, classified a lease contract as a finance lease if it transferred substantially all of the risks and rewards incidental to ownership of the leased asset to the Group; otherwise as an operating lease. Upon adoption of KIFRS 1116, the Group applied a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The standard provides specific transition requirements and practical expedients, which has been applied by the Group.

The significant accounting policies applied by the Group in preparation of its consolidated financial statements are described in Note 3.(8).

(ii)

Other changes in accounting standards effective from January 1, 2019 are as follows. The Group believes that these amendments have no significant impact on the Group’s consolidated financial statements.

KIFRS 2123 Interpretation : Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of KIFRS 1012 Income Taxes. It does not apply to taxes or levies outside the scope of KIFRS 1012, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately

•	The assumptions an entity makes about the examination of tax treatments by taxation authorities

•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

•	How an entity considers changes in facts and circumstances

The Group determines whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty needs to be followed.

Amendments to KIFRS 1109 : Financial Instruments

Under KIFRS 1109, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are ‘solely payments of principal and interest on the principal amount outstanding’ (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to KIFRS 1109 clarify that a financial asset passes the SPPI criterion regardless of an event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

Amendments to KIFRS 1019 : Employee Benefits

The amendments to KIFRS 1019 address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to determine the current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event. An entity is also required to determine the net interest for the remainder of the period after the plan amendment, curtailment or settlement using the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event, and the discount rate used to remeasure that net defined benefit liability (asset).

Amendments to KIFRS 1028 : Long-term interests in associates and joint ventures

The amendments clarify that an entity applies KIFRS 1109 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). This clarification is relevant because it implies that the expected credit loss model in KIFRS 1109 applies to such long-term interests.

The amendments also clarified that, in applying KIFRS 1109, an entity does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognized as adjustments to the net investment in the associate or joint venture that arise from applying KIFRS 1028 Investments in Associates and Joint Ventures.

Amendments to KIFRS 1103 : Business Combinations

The amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer remeasures its entire previously held interest in the joint operation.

An entity applies those amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2019 with early application permitted.

Amendments to KIFRS 1111 : Joint Arrangements

A party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business as defined in KIFRS 1103. The amendments clarify that the previously held interests in that joint operation are not remeasured.

An entity applies those amendments to transactions in which it obtains joint control on or after the beginning of the first annual reporting period beginning on or after January 1, 2019 with early application permitted.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

Amendments to KIFRS 1012 : Income Taxes

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognizes the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where it originally recognized those past transactions or events.

An entity applies the amendments for annual reporting periods beginning on or after January 1, 2019 with early application permitted. When the entity first applies those amendments, it applies them to the income tax consequences of dividends recognized on or after the beginning of the earliest comparative period.

Amendments to KIFRS 1023 : Borrowing Costs

The amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete.

The entity applies the amendments to borrowing costs incurred on or after the beginning of the annual reporting period in which the entity first applies those amendments. An entity applies those amendments for annual reporting periods beginning on or after January 1, 2019 with early application permitted.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

3.	Significant Accounting Policies

The significant accounting policies applied by the Group in preparation of its consolidated interim financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements as of and for the year ended December 31, 2018, except for the changes described in Note 2.(5).

(1)	Basis of consolidation

The consolidated financial statements are the financial statements of a group in which the assets, liabilities, equity, income, expenses and cash flows of the parent and its subsidiaries are presented as those of a single economic entity. Subsidiaries are controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Income and expense of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the owners of The Group and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those of the Group.

Transactions within the Group are eliminated during the consolidation.

Changes in the Group’s ownership interests in a subsidiary that do not result in the Group losing control over the subsidiary are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Group.

When the Group loses control of a subsidiary, the income or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Group had directly disposed of the relevant assets (i.e. reclassified to income or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under KIFRS 1109 ‘Financial Instruments’ or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

(2)	Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in income or loss as incurred.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

3.	Significant Accounting Policies, Continued

(2)	Business combinations, continued

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date, except that:

•

deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with KIFRS 1012 ‘Income Taxes’ and KIFRS 1019 ‘Employee Benefits’, respectively;

•	assets (or disposal groups) that are classified as held for sale in accordance with KIFRS 1105 ‘Non-current Assets Held for Sale’ are measured in accordance with that standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in income or loss as a bargain purchase gain.

Non-controlling interest that is present on acquisition day and entitles the holder to a proportionate share of the entity’s net assets in an event of liquidation, may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement can be elected on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in other KIFRSs.

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not re-measured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is re-measured at subsequent reporting dates in accordance with KIFRS 1109 ‘Financial Instruments’, or with KIFRS 1037 ‘Provisions, Contingent Liabilities and Contingent Assets’, as appropriate, with the corresponding gain or loss being recognized in income or loss.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date (i.e. the date when the Group obtains control) and the resulting gain or loss, if any, is recognized in income or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to income or loss where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

The assets and liabilities acquired under business combinations under common control are recognized at the carrying amounts recognized previously in the consolidated financial statements of the ultimate parent. The difference between consideration transferred and carrying amounts of net assets acquired is recognized as part of share premium.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

3.	Significant Accounting Policies, Continued

(3)	Investments in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not control or joint control over those policies. If the Group holds 20% ~ 50% of the voting power of the investee, it is presumed that the Group has significant influence.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. If the investment is classified as held for sale, in which case it is accounted for in accordance with KIFRS 1105 ‘Non-current Assets Held for Sale’, any retained portion of an investment in associates that has not been classified as held for sale shall be accounted for using the equity method until disposal of the portion that is classified as held for sale takes place. After the disposal takes place, the Group shall account for any retained interest in associates in accordance with KIFRS 1109 ‘Financial Instruments’ unless the retained interest continues to be an associate, in which case the entity uses the equity method.

Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the income or loss and other comprehensive income of the associate. When the Group’s share of losses of an associate exceeds the Group’s interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in income or loss.

Upon disposal of an associate that results in the Group losing significant influence over that associate, any retained investment is measured at fair value at that date and the fair value is regarded as its fair value on initial recognition as a financial asset in accordance with KIFRS 1109. The difference between the previous carrying amount of the associate attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate.

In addition, the Group accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to income or loss on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to income or loss (as a reclassification adjustment) when it loses significant influence over that associate.

The requirements of KIFRS 1028 ’Investments in Associates and Joint Ventures’ are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with KIFRS 1036 ‘Impairment of Assets’ as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with KIFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

When the Group transacts with its associate, incomes and losses resulting from the transactions with the associate are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate that are not related to the Group.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

3.	Significant Accounting Policies, Continued

(4)	Joint arrangements

A joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Joint arrangements are classified into two types - joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint ventures) have rights to the net assets of the arrangement.

If the Group is a joint operator, the Group is to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant KIFRSs applicable to the particular assets, liabilities, revenues and expenses. If the joint arrangement is a joint venture, the Group is to account for that investment using the equity method accounting in accordance with KIFRS 1028 ‘Investment in Associates and Joint Ventures’ (refer to note 3.(3)), except when the Group is applicable to the KIFRS 1105 ‘Non-current Assets Held for Sale’.

(5)	Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(6)	Goodwill

The Group measures goodwill which acquired in a business combination at the amount recognized at the date on which it obtains control of the acquiree (acquisition date) less any accumulated impairment losses. Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the business acquired.

The Group assesses at the end of each reporting period and whenever there is an indication that the asset may be impaired. An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

On disposal of the relevant CGU, the amount of goodwill is included in the determination of the gain or loss on disposal.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

3.	Significant Accounting Policies, Continued

(7)	Revenue from Contracts with Customers

The Group recognizes revenue by applying the five-step approach (Step 1: Identify the contract(s) with a customer, Step 2: Identify the performance obligations in the contract, Step 3: Determine the transaction price, Step 4: Allocate the transaction price to the performance obligations in the contract, Step 5: Recognize revenue when the entity satisfied a performance obligation). The Group recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, excluding amounts collected on behalf of third parties. Also, the Group recognizes revenue when the Group satisfies a performance obligation by transferring a promised good or service to a customer.

(i)	Identify the performance obligations in the contract

The Group is engaged in the generation, transmission and distribution of electricity and development of electric power resources, and electricity sales revenue accounts for 97.21% of consolidated revenue for the year ended December 31, 2019.

Under KIFRS 1115, supplying electricity is a series of distinct goods or services identified as a single performance obligation. The Group is also engaged in contracts with customers for transmission and distribution, provision of power generation byproducts, EPC business, O&M, etc. that are identified as separate performance obligations for each contract.

(ii)	Variable consideration

The Group may be subject to a variation of consideration paid by the customer due to the progressive electricity billing system, discounts on electricity bills for policy purposes, penalties and delinquent payment, etc. The Group estimates an amount of variable consideration by using the expected value method that the Group expects to better predict the amount of consideration to which it will be entitled, and includes in the transaction price some or all of an amount of variable consideration only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

(iii)	Performance obligations satisfied over time

The Group satisfies its performance obligations for contracts such as EPC business, O&M, etc. over time. The Group recognizes revenue based on the percentage-of-completion on a reasonable basis.

The Group recognizes revenue over time if one of the following criteria is met:

(a)	the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the entity performs;

(b)	the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or

(c)	the Group’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

3.	Significant Accounting Policies, Continued

(8)	Leases

The lessee and the lessor account for each lease component separately from non-lease component, in the lease contracts or contracts that contain lease. However, the Group applied a practical expedient to each type of underlying asset in accounting as a lessee, and instead of separating the non-lease component from the lease component, it applied a method of accounting for each lease component and the related non-lease component as a single lease contract. The lessor’s accounting has not changed significantly. Therefore, a lease that transfers most of the risks and rewards of ownership of the underlying asset is classified as a finance lease, and a lease that does not transfer most of the risks and rewards of ownership of the underlying asset is classified as an operating lease.

(i)	The Group as a lessor

In the case of finance leases, the Group recognizes the same amount of the net investment in the lease as finance lease receivables, and recognizes interest income using the effective interest method. Income from operating leases is recognized using the straight-line basis over the lease term, and lease opening direct costs incurred during the negotiation and contract phase of the operating lease contract are added to the carrying amount of the lease asset and recognized as expenses over the lease term on a straight-line basis.

(ii)	The Group as a lessee

(a) Leases previously classified as finance leases

The Group did not change the initial carrying amounts of recognized assets and liabilities at the date of initial application for leases previously classified as finance leases (i.e., the right-of-use assets and lease liabilities equal the lease assets and liabilities recognized under KIFRS 1017). The requirements of KIFRS 1116 was applied to these leases from 1 January 2019.

(b) Leases previously accounted for as operating leases

The Group recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. The right-of-use assets were recognized based on the amount equal to the lease liabilities, adjusted for any related prepaid and accrued lease payments previously recognized. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

•	Lease liabilities

At the commencement date of the lease, the Group recognized lease liabilities measured at the present value of lease payments to be made over the lease term. The incremental borrowing rate as a lessee at the date of initial application is 1.81% ~ 4.79%, and the effect of initial adoption are described in Note 2.(5).

The Group applied the practical expedient to post-judgment of the possibility of exercising the option of extension or termination when estimating the remaining lease duration. The Group also applied a single discount rate to a portfolio of leases with similar characteristics.

•	Right-of-use assets

The Group recognized a right-of-use asset at the date of initial adoption for a lease previously classified as an operating lease under KIFRS 1017. The Group recognized the lease liabilities as the same amount with right-of-use assets, and adjusted the amount of the prepaid lease payment recognized in the statement financial position before the date of initial application.

Contracts recognized as leases before the date of initial application are accounted for leases regardless of whether they meet the new lease definition or not. After the date of initial application, the Group evaluates whether new lease contracts meet definition of the lease under KIFRS 1116.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

3.	Significant Accounting Policies, Continued

(8)	Leases, Continued

The Group also applied the available practical expedients wherein it:

•	Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application

•	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application

•	Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease

•	Applied the low-value leases to leases of office equipment that are considered to be low value.

(iii)	Summary of new accounting policies

Set out below are the new accounting policies of the Group upon adoption of KIFRS 1116, which have been applied from the date of initial application:

•	Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

•	Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expenses in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment of an option to purchase the underlying asset.

•	Short-term leases and leases of low-value assets

The Group applies the short-term leases recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the leases of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Book value and changes in book value of right-of-use assets and lease liabilities during the period are described in Note 24.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

3.	Significant Accounting Policies, Continued

(9)	Foreign currencies

Transactions in foreign currencies are translated to the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Exchange differences are recognized in profit or loss in the period in which they arise except for:

•

Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks (refer to Note 3.(23) Derivative financial instruments, including hedge accounting); and

•

Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to income or loss on disposal or partial disposal of the net investment.

For the purpose of presenting financial statements, the assets and liabilities of the Group’s foreign operations are expressed in Korean won using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the gain or loss on disposal.

(10)	Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in income or loss in the period in which they are incurred.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

3.	Significant Accounting Policies, Continued

(11)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

Benefit from a government loan at a below-market interest rate is treated as a government grant, measured as the difference between proceeds received and the fair value of the loan based on prevailing market interest rates.

(i)	If the Group received grants related to assets

Government grants whose primary condition is that the Group purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

(ii)	If the Group received grants related to income

Government grants which are intended to compensate the Group for expenses incurred are recognized as other income (government grants) in profit or loss over the periods in which the Group recognizes the related costs as expenses.

(12)	Employee benefits

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense).

For defined benefit pension plans and other post-employment benefits, the net periodic pension expense is actuarially determined by “Pension Actuarial System” developed by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability. However, if there is not a deep market, market yields on government bonds are used.

Net defined benefit liability’s measurement is composed of actuarial gains and losses, return on plan assets excluding net interest on net defined benefit liability, and any change in the effect of the asset ceiling, excluding net interest, which are immediately recognized in other comprehensive income. The actuarial gains or losses recognized in other comprehensive income which will not be reclassified into net profit or loss for later periods are immediately recognized in retained earnings. Past service cost will be recognized as expenses upon the earlier of the date of change or reduction to the plan, or the date of recognizing termination benefits.

The retirement benefit obligation recognized in the statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses and unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

3.	Significant Accounting Policies, Continued

(13)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

Current tax assets and liabilities are offset only if, the Group:

(a)	has a legally enforceable right to set off the recognized amounts; and

(b)	intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets or deferred tax liabilities on investment properties measured at fair value, unless any contrary evidence exists, are measured using the assumption that the carrying amount of the property will be recovered entirely through sale.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

(iii)	Current and deferred tax for the year

Current and deferred tax are recognized in income or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

3.	Significant Accounting Policies, Continued

(14)	Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. For loaded nuclear fuel related to long-term raw materials and spent nuclear fuels related to asset retirement costs, the Group uses the unit-of-production method to measure and recognize depreciation expenses.

The estimated useful lives of the Group’s property, plant and equipment are as follows:

Useful lives (years)
Buildings	8 ~ 40
Structures	8 ~ 50
Machinery	2 ~ 32
Vehicles	3 ~ 8
Loaded heavy water	30
Asset retirement costs	18, 30, 40, 60
Right-of-use assets	1 ~ 32
Ships	9
Others	4 ~ 15

A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life.

Depreciation methods, residual values and useful lives of property, plant and equipment are reviewed at the end of each reporting period and if change is deemed appropriate, it is treated as a change in accounting estimate.

Property, plant and equipment are derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of a property, plant and equipment, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in income or loss when the asset is derecognized.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

3.	Significant Accounting Policies, Continued

(15)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 8 ~ 40 years as estimated useful lives.

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in income or loss in the period in which the property is derecognized.

(16)	Intangible assets

(i)	Intangible assets acquired separately

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.

(ii)	Research and development

Expenditure on research activities is recognized as an expense in the period in which it is incurred. An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	The intention to complete the intangible asset and use or sell it;

•	The ability to use or sell the intangible asset;

•	How the intangible asset will generate probable future economic benefits;

•	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. When the development expenditure does not meet the criteria listed above, an internally-generated intangible asset cannot be recognized and the expenditure is recognized in income or loss in the period in which it is incurred.

Internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

3.	Significant Accounting Policies, Continued

(16)	Intangible assets, continued

The estimated useful lives and amortization methods of the Group’s intangible assets are as follows:

	Useful lives (years)	Amortization methods
Usage rights for donated assets	10 ~ 30	Straight line
Software	4, 5	Straight line
Industrial rights	5 ~ 10	Straight line
Development expenses	5	Straight line
Leasehold rights	10	Straight line
Others	3 ~ 50 or indefinite	Straight line
Mining right	—	Unit of production

(iii)	Intangible assets acquired in a business combination

Intangible assets that are acquired in a business combination are recognized separately from goodwill are initially recognized at their fair value at the acquisition date.

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

(iv)	Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in income or loss when the asset is derecognized.

(17)	Greenhouse gas emissions rights (allowances) and obligations

In connection with Enforcement of Allocation and Trading of Greenhouse Gas Emissions Allowances, the Group applies the following accounting policies for greenhouse gas emissions rights and obligations.

(i)	Greenhouse gas emissions rights

Greenhouse gas emissions rights consist of the allowances received free of charge from the government and the ones purchased. The cost of the greenhouse gas emissions rights includes expenditures arising directly from the acquisition and any other costs incurred during normal course of the acquisition.

Greenhouse gas emissions rights are held by the Group to fulfill the legal obligation and recorded as intangible assets. To the extent that the portion to be submitted to the government within one year from the end of reporting period, the greenhouse gas emissions rights are classified as current assets. Greenhouse gas emissions rights recorded as intangible assets are initially measured at cost and substantially remeasured at cost less accumulated impairment losses.

Greenhouse gas emissions rights are derecognized on submission to the government or when no future economic benefits are expected from its use or disposal.

(ii)	Greenhouse gas emissions obligations

Greenhouse gas emissions obligations are the Group’s present legal obligation to submit the greenhouse gas emissions allowances to the government and recognized when an outflow of resources is probable and a reliable estimate can be made of the amount of the obligation. Greenhouse gas emissions obligations are measured as the sum of the carrying amount of the allocated rights that will be submitted to the government and the best estimate of expenditure required to settle the obligation at the end of the reporting period for any excess emission.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

3.	Significant Accounting Policies, Continued

(18)	Impairment of non-financial assets other than goodwill

At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets with definite useful lives to determine whether there is any indication that those assets may have been impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, to the extent the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

(19)	Inventories

Inventories are measured at the lower of cost and net realizable value. Cost of inventories for inventories in transit are measured by using specific identification method. Cost of inventories, except for those in transit, are measured under the weighted average method and consists of the purchase price, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, are recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

(20)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

3.	Significant Accounting Policies, Continued

(20)	Provisions, continued

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

(i)	Provision for employment benefits

The Group determines the provision for employment benefits as the incentive payments based on the results of the individual performance evaluation or management assessment.

(ii)	Provision for decommissioning costs of nuclear power plants

The Group records the fair value of estimated decommissioning costs as a liability in the period in which the Group incurs a legal obligation associated with retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows.

(iii)	Provision for disposal of spent nuclear fuel

Under the Radioactive Waste Management Act, the Group is levied to pay the spent nuclear fuel fund for the management of spent nuclear fuel. The Group recognizes the provision of present value of the payments.

(iv)	Provision for low and intermediate radioactive wastes

Under the Radioactive Waste Management Act, the Group recognizes the provision for the disposal of low and intermediate radioactive wastes in best estimate of the expenditure required to settle the present obligation.

(v)	Provision for Polychlorinated Biphenyls (“PCBs”)

Under the regulation of Persistent Organic Pollutants Management Act, enacted in 2007, the Group is required to remove PCBs, a toxin, from the insulating oil of its transformers by 2025. As a result of the enactments, the Group is required to inspect the PCBs contents of transformers and dispose of PCBs in excess of safety standards under the legally settled procedures. The Group’s estimates and assumptions used to determine fair value can be affected by many factors, such as the estimated costs of inspection and disposal, inflation rate, discount rate, regulations and the general economy.

(vi)	Provisions for power plant regional support program

Power plant regional support programs consist of scholarship programs to local students, local economy support programs, local culture support programs, environment development programs, and local welfare programs. The Group recognizes the provision in relation to power plant regional support program.

(vii)	Provisions for transmission and transformation facilities-neighboring areas support program

The Group has present obligation to conduct transmission and transformation facilities-neighboring areas support program under Act on assistance to transmission and transformation facilities-neighboring areas. The Group recognizes the provision of estimated amount to fulfill the obligation.

(viii)	Renewable Portfolio Standard (“RPS”) provisions

RPS program is required to generate a specified percentage of total electricity to be generated in the form of renewable energy and provisions are recognized for the governmental regulations to require the production of energies from renewable energy sources such as solar, wind and biomass.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

3.	Significant Accounting Policies, Continued

(21)	Financial instruments

The Group recognizes financial assets and financial liabilities in the statement of financial position when the Group becomes a party to the contractual provisions of the instrument. Upon initial recognition, financial assets and financial liabilities are measured at their fair value plus, in the case of a financial asset or financial liabilities not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(i)	Classification and measurement of financial assets

The Group classifies financial assets into three principal categories; measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL) based on the business model in which assets are managed and their cash flow characteristics. The Group assesses the hybrid financial instrument in which derivatives embedded as whole for classification.

Cash flow characteristics
Business model	Solely payments of principal and interest (SPPI)	Other than SPPI
To collect contractual cash flows	Amortized cost	FVTPL (*2)
Both collecting contractual cash flows and selling financial assets	FVOCI (*1)
To sell financial assets	FVTPL

(*1)	To eliminate or reduce an accounting mismatch, the Group may elect to recognize the amount of change in fair value in profit or loss.
(*2)	On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL: 1) it is held within a business model whose objective is to hold assets to collect contractual cash flows; and 2) its contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL: 1) it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and 2) its contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. On initial recognition of equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in fair value in OCI, and will not reclassify (recycle) those items in OCI to profit or loss subsequently.

(ii)	Classification and measurement of financial liabilities

Financial liabilities are classified as FVTPL or other financial liabilities.

A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss.

A non-derivative financial liability that is not classified as at FVTPL is classified as other financial liabilities. Other financial liabilities are measured initially at its fair value minus transaction costs that are directly attributable to the acquisition or issue. Other financial liabilities are subsequently measured at amortized cost using the effective interest method.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

3.	Significant Accounting Policies, Continued

(21)	Financial instruments, continued

(iii)	Impairment: Financial assets and contract assets

The Group applies a forward-looking ‘expected credit loss’ (ECL) model for debt instruments, lease receivables, contractual assets, loan commitments and financial guarantee contracts.

The Group recognizes loss allowances measured on either of the 12-month or lifetime ECL based on the extent of increase in credit risk since inception as shown in the below table.

Classification		Loss allowances
Stage 1	Credit risk has not increased significantly since the initial recognition	12-month ECL: ECLs that resulted from possible default events within the 12 months after the reporting date

Stage 2	Credit risk has increased significantly since the initial recognition	Lifetime ECL: ECL that resulted from all possible default events over the expected life of a financial instrument

Stage 3	Credit-impaired

Under KIFRS 1109, the Group always measures the loss allowance at an amount equal to lifetime expected credit losses for trade receivables or contract assets that result from transactions that are within the scope of KIFRS 1115 and that do not contain a significant financing component in accordance with KIFRS 1115 and if the trade receivables or contract assets include a significant financing component, the Group may choose as its accounting policy to measure the loss allowance at an amount equal to lifetime expected credit losses.

The Group has chosen to measure the loss allowance at an amount equal to lifetime expected credit losses for the trade receivables, contract assets and lease receivables that contain a significant financing component.

(iv)	Derecognition

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset. The Group enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

The Group derecognizes a financial liability when it contractual obligations are discharged or cancelled, or expire. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

(22)	Service Concession Arrangements

The Group recognizes revenues from construction services and operating services related to service concession arrangements in accordance with KIFRS 1115 ’ Revenue from Contracts with Customers’.

The Group recognizes a financial asset to the extent that it has an unconditional contractual right to receive cash or another financial asset for the construction services and an intangible asset to the extent that it receives a right (license) to charge users of the public service. Borrowing costs attributable to the arrangement are recognized as an expense in the period in which they are incurred unless the Group has a contractual right to receive an intangible asset (a right to charge users of the public service). In this case, borrowing costs attributable to the arrangement are capitalized during the construction phase of the arrangement.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

3.	Significant Accounting Policies, Continued

(23)	Derivative financial instruments, including hedge accounting

The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts, interest rate swaps and cross currency swaps and others.

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value. The resulting gain or loss is recognized in income or loss immediately unless the derivative is designated and effective as a hedging instrument, in such case the timing of the recognition in income or loss depends on the nature of the hedge relationship.

A derivative with a positive fair value is recognized as a financial asset; a derivative with a negative fair value is recognized as a financial liability. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

(i)	Separable embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and when the host contracts are not measured at FVTPL.

An embedded derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the hybrid instrument to which the embedded derivative is part of, is more than 12 months and it is not expected to be realized or settled within 12 months. All other embedded derivatives are presented as current assets or current liabilities.

(ii)	Hedge accounting

The Group designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges or cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

(iii)	Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in income or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The changes in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk relating to the hedged items are recognized in the consolidated statements of comprehensive income.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized as income or loss as of that date.

(iv)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in income or loss, and is included in the ‘finance income and expense’.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

3.	Significant Accounting Policies, Continued

(23)	Derivative financial instruments, including hedge accounting, continued

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to income or loss in the periods when the hedged item is recognized in income or loss, in the same line of the consolidated statement of comprehensive income as the recognized hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or it no longer qualifies for hedge accounting. Any gain or loss accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in income or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in income or loss.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

4.	Segment, Geographic and Other Information

(1)	Segment determination and explanation of the measurements

The Group’s operating segments are its business components that generate discrete financial information that is reported to and regularly reviewed by the Group’s the chief operating decision maker, the Chief Executive Officer, for the purpose of resource allocation and assessment of segment performance. The Group’s reportable segments are ‘Transmission and distribution’, ‘Electric power generation (Nuclear)’, ‘Electric power generation (Non-nuclear)’, ‘Plant maintenance & engineering service’ and ‘Others’; others mainly represent the business unit that manages the Group’s foreign operations.

Segment operating profit (loss) is determined the same way that consolidated operating profit is determined under KIFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are determined based on separate financial statements of the entities instead of on a consolidated basis. There are various transactions between the reportable segments, including sales of property, plant and equipment and so on, that are conducted on an arms-length basis at market prices that would be applicable to an independent third-party. For subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated in the consolidation adjustments in the tables below. In addition, consolidation adjustments in the table below include adjustments of the amount of investment in associates and joint ventures from the cost basis amount reflected in segment assets to that determined using equity method in the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the year ended December 31, 2019 and 2018, respectively, are as follows:

In millions of won
2019
Segment	Total segment revenue		Intersegment revenue	Revenue from external customers	Operating profit (loss)	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related associates, joint ventures and subsidiaries
Transmission and distribution	~~W~~	58,933,180	1,336,725	57,596,455	(2,848,347)	3,814,428	73,478	777,120	140,757
Electric power generation (Nuclear)		8,937,026	8,908,803	28,223	822,785	3,227,695	37,277	511,864	(5,497)
Electric power generation (Non-nuclear)		24,254,957	23,472,153	782,804	548,267	3,955,333	35,626	655,466	77,641
Plant maintenance & engineering service		2,627,539	2,254,841	372,698	325,390	125,546	14,214	2,861	1,237
Others		1,049,324	656,614	392,710	(14,804)	127,364	141,262	134,248	—
Consolidation adjustments		(36,629,136)	(36,629,136)	—	(109,812)	(121,626)	(33,739)	(34,748)	—

	~~W~~	59,172,890	—	59,172,890	(1,276,521)	11,128,740	268,118	2,046,811	214,139

In millions of won
2018

Segment	Total segment revenue		Intersegment revenue	Revenue from external customers	Operating profit (loss)	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related associates, joint ventures and subsidiaries
Transmission and distribution	~~W~~	60,271,500	1,393,120	58,878,380	(2,193,268)	3,555,158	77,925	708,329	287,268
Electric power generation (Nuclear)		8,858,717	8,833,787	24,930	1,116,262	3,088,019	30,422	503,161	9,946
Electric power generation (Non-nuclear)		25,204,085	24,389,816	814,269	495,092	3,269,023	29,313	577,441	58,993
Plant maintenance & engineering service		2,526,126	2,170,959	355,167	312,113	114,030	12,505	4,126	1,956
Others		996,300	441,436	554,864	146,979	55,513	117,878	119,037	—
Consolidation adjustments		(37,229,118)	(37,229,118)	—	(85,179)	(56,949)	(44,276)	(43,636)	—

	~~W~~	60,627,610	—	60,627,610	(208,001)	10,024,794	223,767	1,868,458	358,163

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

4.	Segment, Geographic and Other Information, Continued

(3)	Information related to segment assets and segment liabilities as of and for the years ended December 31, 2019 and 2018 are as follows:

In millions of won
2019
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	109,809,254	3,716,931	6,340,593	58,350,681
Electric power generation (Nuclear)		59,562,190	59,081	2,574,358	33,909,152
Electric power generation (Non-nuclear)		54,758,933	2,088,581	4,955,784	33,117,193
Plant maintenance & engineering service		3,528,879	50,238	95,810	1,124,855
Others		7,833,516	—	344,795	3,531,496
Consolidation adjustments		(37,894,980)	—	(81,555)	(1,325,234)

	~~W~~	197,597,792	5,914,831	14,229,785	128,708,143

In millions of won
2018
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	107,486,379	3,671,897	6,323,504	53,404,610
Electric power generation (Nuclear)		55,792,704	43,038	2,187,077	30,484,104
Electric power generation (Non-nuclear)		49,296,392	2,114,203	3,435,222	27,558,156
Plant maintenance & engineering service		3,431,068	49,207	111,393	1,200,390
Others		7,816,885	—	382,978	3,165,286
Consolidation adjustments		(38,574,367)	—	(62,717)	(1,656,247)

	~~W~~	185,249,061	5,878,345	12,377,457	114,156,299

(4)	Geographic information

Electricity sales, the main operations of the Group, are conducted in the Republic of Korea where the controlling company is located. The following information on revenue from external customers and non-current assets is determined by the location of the customers and the assets:

In millions of won	Revenue from external customers			Non-current assets (*2)
Geographical unit	2019		2018	2019	2018
Domestic	~~W~~	57,546,936	58,394,539	169,366,365	157,037,428
Overseas (*1)		1,625,954	2,233,071	2,743,755	3,299,346

	~~W~~	59,172,890	60,627,610	172,110,120	160,336,774

(*1)

Middle East and other Asian countries make up the majority of overseas revenue and non-current assets. Since the overseas revenue or non-current assets attributable to particular countries are not material, they are not disclosed individually.

(*2)	Amounts exclude financial assets, defined benefit assets and deferred tax assets.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

4.	Segment, Geographic and Other Information, Continued

(5)	Information on significant customers

There is no individual customer comprising more than 10% of the Group’s revenue for the years ended December 31, 2019 and 2018.

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of December 31, 2019 and 2018 are as follows:

In millions of won	2019
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	1,810,129	—	1,810,129
Current financial assets
Current financial assets at fair value through profit or loss		131,385	—	—	—	131,385
Current financial assets at amortized costs		—	—	12,302	—	12,302
Current derivative assets		21	—	—	27,597	27,618
Other financial assets		—	—	1,415,204	—	1,415,204
Trade and other receivables		—	—	7,701,452	—	7,701,452

		131,406	—	10,939,087	27,597	11,098,090

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		615,876	—	—	—	615,876
Non-current financial assets at fair value through other comprehensive income		—	379,170	—	—	379,170
Non-current financial assets at amortized costs		—	—	1,307	—	1,307
Non-current derivative assets		165,183	—	—	118,232	283,415
Other financial assets		—	—	1,283,730	—	1,283,730
Trade and other receivables		—	—	2,002,297	—	2,002,297

		781,059	379,170	3,287,334	118,232	4,565,795

	~~W~~	912,465	379,170	14,226,421	145,829	15,663,885

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

5.	Classification of Financial Instruments, Continued

(1)	Classification of financial assets as of December 31, 2019 and 2018 are as follows, continued:

In millions of won	2018
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	1,358,345	—	1,358,345
Current financial assets
Current financial assets at fair value through profit or loss		313,893	—	—	—	313,893
Current financial assets at amortized costs		—	—	11,956	—	11,956
Current derivative assets		13,936	—	—	28,171	42,107
Other financial assets		—	—	1,991,939	—	1,991,939
Trade and other receivables		—	—	7,793,592	—	7,793,592

		327,829	—	11,155,832	28,171	11,511,832

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		607,042	—	—	—	607,042
Non-current financial assets at fair value through other comprehensive income		—	399,495	—	—	399,495
Non-current financial assets at amortized costs		—	—	2,086	—	2,086
Non-current derivative assets		23,695	—	—	36,533	60,228
Other financial assets		—	—	1,044,762	—	1,044,762
Trade and other receivables		—	—	1,819,845	—	1,819,845

		630,737	399,495	2,866,693	36,533	3,933,458

	~~W~~	958,566	399,495	14,022,525	64,704	15,445,290

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

5.	Classification of Financial Instruments, Continued

(2)	Classification of financial liabilities as of December 31, 2019 and 2018 are as follows:

In millions of won	2019
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	1,315,134	—	1,315,134
Debt securities		—	7,542,705	—	7,542,705
Derivative liabilities		13,286	—	59,778	73,064
Trade and other payables		—	6,649,402	—	6,649,402

		13,286	15,507,241	59,778	15,580,305

Non-current liabilities
Borrowings		—	3,389,743	—	3,389,743
Debt securities		—	55,628,959	—	55,628,959
Derivative liabilities		39,861	—	57,035	96,896
Trade and other payables		—	6,965,760	—	6,965,760

		39,861	65,984,462	57,035	66,081,358

	~~W~~	53,147	81,491,703	116,813	81,661,663

In millions of won	2018
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	1,172,624	—	1,172,624
Debt securities		—	6,788,824	—	6,788,824
Derivative liabilities		13,706	—	6,725	20,431
Trade and other payables		—	6,405,395	—	6,405,395

		13,706	14,366,843	6,725	14,387,274

Non-current liabilities
Borrowings		—	3,258,015	—	3,258,015
Debt securities		—	49,815,164	—	49,815,164
Derivative liabilities		85,304	—	206,428	291,732
Trade and other payables		—	2,941,696	—	2,941,696

		85,304	56,014,875	206,428	56,306,607

	~~W~~	99,010	70,381,718	213,153	70,693,881

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

5.	Classification of Financial Instruments, Continued

(3)	Classification of comprehensive income from financial instruments for the years ended December 31, 2019 and 2018 are as follows:

In millions of won		2019		2018
Cash and cash equivalents	Interest income	~~W~~	42,861	40,704
Financial assets at fair value through profit or loss	Interest income		29,411	21,713
	Gain (loss) on valuation of derivatives		151,604	34,117
	Gain (loss) on transaction of derivatives		63,329	39,114
	Gain (loss) on valuation of financial assets		1,062	1,879
	Gain (loss) on disposal of financial assets		1,760	1,837
Financial assets at fair value through other comprehensive income	Dividends income		13,838	12,777
Financial assets at amortized cost	Interest income		539	89
Loans	Interest income		63,448	21,925
Trade and other receivables	Interest income		69,941	90,390
Short-term financial instruments	Interest income		49,070	41,025
Long-term financial instruments	Interest income		12,794	7,920
Other financial assets	Interest income		54	1
Derivatives (applying hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		123,730	69,799
	Gain (loss) on valuation of derivatives (equity, before tax)		38,305	8,600
	Gain (loss) on transaction of derivatives		65,651	34,152
Financial liabilities at fair value through profit or loss	Gain (loss) on valuation of derivatives		27,686	(4,650)
	Gain (loss) on transaction of derivatives		(493)	36,046
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		1,394,328	1,320,516
	Interest expense of trade and other payables		94,019	42,830
	Interest expense of others		558,464	505,112
	Loss on foreign currency transactions and translations		(406,175)	(356,159)
Derivatives (applying hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		14,330	53,937
	Gain (loss) on valuation of derivatives (equity, before tax)		(2,578)	(15,029)
	Gain (loss) on transaction of derivatives		(42,072)	37,985

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

6.	Restricted Deposits

Restricted deposits as of December 31, 2019 and 2018 are as follows:

In millions of won		2019		2018
Cash and cash equivalents	Deposits for government project	~~W~~	9,287	12,747
	Collateral provided for borrowings		63,198	100,998
	Collateral provided for lawsuit		3	3
	Deposits for transmission regional support program		3,002	4,337
	Decommissioning costs of nuclear power plants		—	604
Short-term financial instruments	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises		93,000	34,000
Current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		—	29,451
Non-current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		541,969	498,555
Long-term financial instruments	Escrow		74	69
	Guarantee deposits for banking accounts at oversea branches		326	315
	Collateral provided for borrowings		11,745	—
	Decommissioning costs of nuclear power plants		250,464	245,896
	Funds for developing small and medium enterprises (*)		200,000	200,000

		~~W~~	1,173,068	1,126,975

(*)	Deposits for small and medium enterprise at IBK and others for construction of Bitgaram Energy Valley and support for high potential businesses as of December 31, 2019 and 2018.

7.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Cash	~~W~~	266	138
Other demand deposits		1,117,499	927,650
Short-term deposits classified as cash equivalents		527,235	211,424
Short-term investments classified as cash equivalents		165,129	219,133

	~~W~~	1,810,129	1,358,345

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

8.	Trade and Other Receivables

(1)	Trade and other receivables as of December 31, 2019 and 2018 are as follows:

In millions of won	2019
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	7,147,683	(208,505)	—	6,939,178
Other receivables		792,147	(27,579)	(2,294)	762,274

		7,939,830	(236,084)	(2,294)	7,701,452

Non-current assets
Trade receivables		338,261	(4,254)	(382)	333,625
Other receivables		1,759,930	(86,576)	(4,682)	1,668,672

		2,098,191	(90,830)	(5,064)	2,002,297

	~~W~~	10,038,021	(326,914)	(7,358)	9,703,749

In millions of won	2018
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	7,303,065	(215,775)	—	7,087,290
Other receivables		728,560	(20,231)	(2,027)	706,302

		8,031,625	(236,006)	(2,027)	7,793,592

Non-current assets
Trade receivables		415,318	(93)	(448)	414,777
Other receivables		1,496,464	(84,495)	(6,901)	1,405,068

		1,911,782	(84,588)	(7,349)	1,819,845

	~~W~~	9,943,407	(320,594)	(9,376)	9,613,437

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of December 31, 2019 and 2018 are as follows:

In millions of won	2019
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	376,438	(27,201)	—	349,237
Accrued income		68,921	—	—	68,921
Deposits		273,887	—	(2,294)	271,593
Finance lease receivables		60,304	(378)	—	59,926
Others		12,597	—	—	12,597

		792,147	(27,579)	(2,294)	762,274

Non-current assets
Non-trade receivables		196,821	(78,654)	—	118,167
Accrued income		2,222	—	—	2,222
Deposits		338,989	—	(4,682)	334,307
Finance lease receivables		1,118,537	(484)	—	1,118,053
Others		103,361	(7,438)	—	95,923

		1,759,930	(86,576)	(4,682)	1,668,672

	~~W~~	2,552,077	(114,155)	(6,976)	2,430,946

In millions of won	2018
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	298,587	(19,940)	—	278,647
Accrued income		102,023	—	—	102,023
Deposits		228,466	—	(2,027)	226,439
Finance lease receivables		84,688	(291)	—	84,397
Others		14,796	—	—	14,796

		728,560	(20,231)	(2,027)	706,302

Non-current assets
Non-trade receivables		136,432	(77,475)	—	58,957
Deposits		376,211	—	(6,901)	369,310
Finance lease receivables		898,658	(842)	—	897,816
Others		85,163	(6,178)	—	78,985

		1,496,464	(84,495)	(6,901)	1,405,068

	~~W~~	2,225,024	(104,726)	(8,928)	2,111,370

(3)

Trade and other receivables are classified as financial assets at amortized cost and are measured using the effective interest rate method. No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. But once trade receivables are overdue, the Group imposes a monthly interest rate of 1.5% on the overdue trade receivables. The Group holds deposits of three months’ expected electricity usage for customers requesting temporary usage and customers with delinquent payments.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

8.	Trade and Other Receivables, Continued

(4)	Aging analysis of trade receivables as of December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Trade receivables: (not overdue)	~~W~~	7,338,757	7,419,648

Trade receivables: (impairment reviewed)		147,187	298,735

Less than 60 days		6,555	2,525
60 ~ 90 days		1,899	37,266
90 ~ 120 days		2,106	16,033
120 days ~ 1 year		37,357	46,204
Over 1 year		99,270	196,707

		7,485,944	7,718,383
Less: allowance for doubtful accounts		(212,759)	(215,868)
Less: present value discount		(382)	(448)

	~~W~~	7,272,803	7,502,067

At the end of each reporting period, the Group assesses whether the credit to trade receivables is impaired. The Group recognizes loss allowances for trade receivables individually when there is any objective evidence that trade receivables are impaired and significant, and classifies the trade receivables that are not individually assessed as the trade receivables subject to be assessed on a collective basis. Also, the Group recognizes loss allowances based on an ‘expected credit loss’ (ECL) model.

(5)	Aging analysis of other receivables as of December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Other receivables: (not overdue)	~~W~~	2,327,640	2,075,601

Other receivables: (impairment reviewed)		224,437	149,423

Less than 60 days		98,220	24,782
60 ~ 90 days		2,034	1,007
90 ~ 120 days		14,135	10,997
120 days ~ 1 year		26,212	23,991
Over 1 year		83,836	88,646

		2,552,077	2,225,024
Less: allowance for doubtful accounts		(114,155)	(104,726)
Less: present value discount		(6,976)	(8,928)

	~~W~~	2,430,946	2,111,370

At the end of each reporting period, the Group assesses whether the credit to trade receivables is impaired. The Group recognizes loss allowances for trade receivables individually when there is any objective evidence that trade receivables are impaired and significant, and classifies the trade receivables that are not individually assessed as the trade receivables subject to be assessed on a collective basis. Also, the Group recognizes loss allowances based on an ‘expected credit loss’ (ECL) model.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

8.	Trade and Other Receivables, Continued

(6)	Changes in the allowance for doubtful accounts for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019			2018
	Trade receivables		Other receivables	Trade receivables	Other receivables
Beginning balance	~~W~~	215,868	104,726	173,583	78,008
Effect of change in accounting policy		—	—	6,641	128
Loss allowance after adjusted under KIFRS 1109		215,868	104,726	180,224	78,136
Bad debt expense		29,221	19,206	41,498	17,817
Write-off, etc.		(10,106)	(1,146)	(7,696)	(244)
Reversal		(41,940)	—	(1,726)	(143)
Others		19,716	(8,631)	3,568	9,160

Ending balance	~~W~~	212,759	114,155	215,868	104,726

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

9.	Financial assets at fair value through profit or loss

(1)	Financial assets at fair value through profit or loss as of December 31, 2019 and 2018 are as follows:

In millions of won	2019			2018
	Current		Non-current	Current	Non-current
Financial assets at fair value through profit or loss
Beneficiary Certificate	~~W~~	894	160,952	100	320,148
Cooperative		—	5,155	—	5,052
Other		130,491	244,857	313,793	83,586

		131,385	410,964	313,893	408,786

Financial assets designated as at fair value through profit or loss
Debt with embedded derivatives		—	150,916	—	187,483
Other		—	53,996	—	10,773

		—	204,912	—	198,256

	~~W~~	131,385	615,876	313,893	607,042

(2)	Details of income (loss) from financial assets at fair value through profit or loss for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Beneficiary Certificate	~~W~~	12,458	6,892
Cooperative		76	626
Debt with embedded derivatives		2,697	4,804
Other		17,002	13,108

	~~W~~	32,233	25,430

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

10.	Financial assets at fair value through other comprehensive income

(1)	Changes in financial assets at fair value through other comprehensive income for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019
	Beginning balance		Acquisition	Disposal	Valuation	Impairment	Others	Ending balance
Listed	~~W~~	210,055	—	—	(11,734)	—	2,880	201,201
Unlisted		189,439	1,876	(19,315)	3,715	—	2,254	177,969

		399,494	1,876	(19,315)	(8,019)	—	5,134	379,170

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		399,494	1,876	(19,315)	(8,019)	—	5,134	379,170

In millions of won	2018
	Beginning balance		Effect of change in accounting policy	Acquisition	Disposal	Valuation	Impairment	Others	Ending balance
Listed	~~W~~	—	274,453	—	(1)	(63,007)	—	(1,389)	210,056
Unlisted		—	197,450	—	—	(12,070)	—	4,059	189,439

		—	471,903	—	(1)	(75,077)	—	2,670	399,495

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		—	471,903	—	(1)	(75,077)	—	2,670	399,495

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

10.	Financial assets at fair value through other comprehensive income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2019 and 2018 are as follows:

In millions of won	2019
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	107,090	107,090
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	80	80
SM Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	1	1
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	52	52
PAN Ocean Co., Ltd.	1,492	0.00%		14	7	7
Dongbu Corp.	955	0.00%		12	8	8
KSP Co., Ltd.	22,539	0.06%		24	40	40
STX Heavy Industries Co., Ltd.	8,639	0.03%		213	26	26
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk	480,000,000	1.50%		65,028	62,026	62,026
Energy Fuels Inc.	1,711,814	1.91%		16,819	3,764	3,764
Bunji Corporation Limited (formerly, Baralaba Coal Company Limited)	99,763	0.07%		18,445	—	—
Denison Mines Corp.	58,284,000	10.42%		84,134	27,903	27,903
Fission 3.0	75,000	0.14%		—	5	5
Fission Uranium Corp.	800,000	0.16%		785	199	199

				359,339	201,202	201,202

Unlisted (*1)
Intellectual Discovery Co., Ltd.	1,000,000	6.00%	~~W~~	5,000	954	954
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	97
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	38
Mobo Co., Ltd.	504	0.00%		14	14	14
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	6
Sanbon Department Store	828	0.01%		124	3	3
Miju Steel Mfg. Co., Ltd.	1,097	0.23%		50	50	50
Sungwon Co., Ltd.	117	0.07%		15	15	15
Hana Civil Engineering Co., Ltd.	23	0.00%		1	1	1
KC Development Co., Ltd.	839	0.02%		6	6	6
IMHWA Corp.	329	0.11%		5	5	5
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	10
ASA JEONJU Co., Ltd.	34,846	1.34%		697	69	69
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	3	0.08%		5	5	5
Yongbo Co., Ltd.	61	0.20%		3	3	3
HJ Steel Co., Ltd.	218	0.07%		2	2	2
KS Remicon Co., Ltd.	12	0.04%		3	3	3
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Pyungsan SI Co., Ltd.	434	0.01%		9	9	9
Samgong Development Co., Ltd.	12	0.01%		7	7	7
Joongang Development Co., Ltd.	540	0.12%		8	8	8
AJS Co., Ltd.	12,906	0.23%		32	32	32
MSE Co., Ltd.	429	0.13%		9	9	9
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	15
Youngjin Hi-Tech Co., Ltd.	2,512	0.25%		126	21	21
Buyoung Co., Ltd.	270	0.00%		3	3	3
Ilsuk Co., Ltd.	152	0.17%		10	10	10
Dongyang Telecom Co., Ltd.	1,760	0.01%		11	11	11
Jongwon Remicon Co., Ltd.	31	0.18%		13	13	13
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	27	27

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

10.	Financial assets at fair value through other comprehensive income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2019 and 2018 are as follows, continued:

In millions of won	2019
	Shares	Ownership	Acquisition cost	Book value	Fair value
Seungri Enterprise Co., Ltd.	93	0.05%	3	3	3
Onggane Food Co., Ltd	5	0.07%	1	1	1
Shin-E P&C Co., Ltd.	1,569	0.64%	111	3	3
Ejung Ad Co., Ltd.	132	0.09%	3	3	3
Solvus Co., Ltd.	1,056	0.04%	3	3	3
Myung Co., Ltd.	89	0.05%	2	2	2
Shinil Engineering Co., Ltd.	887	0.06%	3	3	3
Biwang Industry Co., Ltd	406	0.04%	2	2	2
Young Sung Co., Ltd.	89	0.40%	27	27	27
Yuil Industrial Electronics Co., Ltd.	804	0.32%	16	16	16
DN TEK Inc.	12,401	0.29%	62	6	6
Woojin Industry Corporation	3	0.00%	16	16	16
Kwang Sung Industry Co., Ltd.	325	0.35%	7	7	7
Futech Mold Co., Ltd.	274	0.27%	14	14	14
Woojoo Environment Ind. Co., Ltd.	101	0.11%	13	13	13
Hyungji Esquire Co., Ltd.	61	0.02%	22	22	22
Kolmar Pharma Co., Ltd.	1,426	0.01%	52	3	3
Morado Co., Ltd.	209	0.04%	2	2	2
Myung Sung Tex Co., Ltd.	20	0.00%	2	2	2
Kwang Sung Co., Ltd.	610	0.53%	31	31	31
Seen Business and Technology co., Ltd.	29,424	0.73%	147	7	7
Woobang Construction Co., Ltd.	8	0.00%	8	8	8
Shin Pyung Co., Ltd.	6	0.03%	3	3	3
JMC Heavy Industries Co., Ltd.	2,724	0.10%	27	2	2
Najin Steel Co., Ltd.	37	0.06%	5	5	5
Sinkwang Industry Co., Ltd.	1,091	1.68%	5	5	5
Elephant & Friends Co., Ltd.	563	0.61%	3	3	3
Mireco Co., Ltd.	109	0.25%	11	11	11
L&K Industry Co., Ltd.	1,615	0.60%	24	24	24
JO Tech Co., Ltd.	1,263	0.62%	25	25	25
Kendae Printing Co., Ltd.	422	0.60%	21	21	21
Dauning Co., Ltd.	231	0.41%	6	6	6
Korea Trecision Co., Ltd.	22	0.45%	5	5	5
Ace Track Co., Ltd.	3,130	1.08%	219	59	59
Yoo-A Construction Co., Ltd.	105	0.20%	11	11	11
Dung Hwan Co., Ltd.	531	0.02%	5	5	5
Hurim Biocell Co., Ltd.	1,021	0.00%	5	5	5
Smart Power Co., Ltd.	133,333	4.14%	200	200	200
Sunjin Power Tech Co., Ltd.	4,941	0.92%	247	32	32
Haseung Industries Co., Ltd.	55	0.62%	28	28	28
Beer Yeast Korea Inc.	1,388	0.43%	7	7	7
B CON Co., Ltd.	96	1.16%	6	6	6
Ace Integration Co., Ltd	105	0.09%	23	23	23
AceInti Agricultural Co., Ltd.	16	0.02%	5	5	5
KyungDong Co., Ltd.	130	0.01%	1	1	1
ChunWon Development Co., Ltd.	193	0.19%	39	39	39
SungLim Industrial Co., Ltd.	29	0.03%	1	1	1
Korea Minerals Co., Ltd.	191	0.05%	135	1	1
HyoDong Development Co., Ltd.	128	0.15%	25	25	25
Haspe Tech Co., Ltd.	652	0.55%	20	20	20
JoHyun Co., Ltd.	350	1.56%	18	18	18
KC Co., Ltd.	5,107	0.17%	26	26	26
SeongJi Industrial Co., Ltd.	41	0.05%	1	1	1

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

10.	Financial assets at fair value through other comprehensive income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2019 and 2018 are as follows, continued:

In millions of won	2019
	Shares	Ownership	Acquisition cost	Book value	Fair value
Dong Yang Metal Co., Ltd.	2,951	1.97%	161	148	148
Seyang Precision Ind.Co., Ltd.	829	0.23%	41	41	41
Dooriwon Food System Co., Ltd.	13	0.27%	1	1	1
ShinShin Co., Ltd	339	1.12%	17	17	17
Sung Kwang Co., Ltd.	23	0.37%	6	6	6
Shinheung petrol. Co., Ltd.	699	0.14%	35	35	35
Force TEC Co., Ltd.	3,501	0.02%	18	18	18
Samsung Tech Co., Ltd.	486	1.28%	97	36	36
Tae Hyung Co., Ltd.	28	0.43%	20	20	20
Younil Metal Co., Ltd.	41	0.21%	21	21	21
Hankook Precision Ind Co., Ltd.	110	0.06%	11	3	3
Borneo International Furniture Co., Ltd.	4,000	0.16%	97	13	13
CJ Paradise Co., Ltd	24	0.02%	12	12	12
Han Young Technology Company Co., Ltd.	35	0.00%	—	—	—
STX Offshore & Shipbuilding Co., Ltd	8,622	0.25%	1,078	1,078	1,078
Ptotronics Co., Ltd.	843	0.42%	84	6	6
NFT Co., Ltd.	136	0.40%	8	8	8
Echoroba Co., Ltd.	157	0.02%	3	3	3
Hyundaitech Co., Ltd.	1,363	0.87%	27	27	27
Dasan Material Co., Ltd.	29	0.04%	22	22	22
Fish World Co., Ltd.	47	0.21%	2	2	2
SG Shinsung Engineering and Construction Co., Ltd.	10	0.00%	6	6	6
Samdo Industry Electric Co., Ltd.	48	0.02%	1	1	1
Taejung Industries Co., Ltd.	9,268	0.30%	5	5	5
Shinsei Trading Co., Ltd.	64	0.72%	6	6	6
Dynamic Co., Ltd.	111	0.19%	3	3	3
Green Alchemy Co., Ltd.	38,202	1.48%	191	17	17
Youone TBM Engineering & Construction Co., Ltd.	615	0.27%	31	31	31
KM Leatech Co., Ltd.	1,648	0.98%	8	8	8
Semist Co., Ltd.	555	0.80%	3	3	3
Sewon Bus Co., Ltd	12	0.00%	—	—	—
Enertec Co., Ltd.	7,937	0.19%	44	44	44
Sangji Co., Ltd.	20	0.26%	4	4	4
Bellie Doughnuts Co., Ltd.	64	0.07%	4	4	4
Possbell Engineering Co., Ltd.	36	0.64%	1	1	1
AIRTECH Information communication Co., Ltd	2,379	0.60%	12	12	12
Shin kwang Industrial Co., Ltd.	884	0.35%	55	55	55
Kiscom Co., Ltd.	1,493	0.04%	1	1	1
Wonil laser Co., Ltd	157	0.37%	16	16	16
Pyung Hwa Industrial Co., Ltd.	3,388	3.00%	85	85	85
PT. Kedap Saayq	671	10.00%	18,540	—	—
Set Holding (*2)	1,100,220	2.50%	229,255	166,863	166,863
PT. Cirebon Energi Prasarana	22,420	10.00%	2,612	2,596	2,596
Choheung packing Co., Ltd.	61	0.13%	12	12	12
Jaewoo Co., Ltd.	359	0.24%	11	11	11
Wooyang HC Co., Ltd	1,375	0.01%	159	159	159
Sungsan Parts Co., Ltd.	629	0.80%	63	63	63
KMT Co., Ltd.	1,411	0.93%	21	21	21
TheYeonriji Co., Ltd.	116	0.10%	6	6	6
Flusys Co., Ltd.	9	0.08%	2	2	2
DongSeo Electronics Co., Ltd.	323	0.07%	16	16	16
Daewoo Display Co., Ltd.	177	0.03%	5	5	5
Yeong-gwang Remicon Co., Ltd.	15	0.12%	2	2	2
NTS Co., Ltd.	143	0.22%	36	36	36

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

10.	Financial assets at fair value through other comprehensive income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2019 and 2018 are as follows, continued:

In millions of won	2019
	Shares	Ownership	Acquisition cost	Book value	Fair value
AID CO., Ltd.	1,212	0.57%	36	36	36
Changwon Eco-friendly farming Corp.	3	0.01%	—	—	—
Kumo Hitech Co., Ltd.	6,697	0.53%	100	100	100
Kyung Pyo Industry Co., Ltd.	186	0.76%	19	19	19
Daedong Industry Co., Ltd.	617	0.55%	46	46	46
Doosung Heavy Industries Co., Ltd.	53	0.06%	5	5	5
Samjoo Hightech Co., Ltd.	522	0.08%	3	3	3
Samkwang Chemical Co., Ltd.	204	1.27%	51	51	51
SG Corp.	213	0.54%	21	21	21
Shinseung Chemical Industy Co., Ltd.	5	0.01%	60	60	60
KJ Alloy Co., Ltd.	368	0.20%	7	7	7
SM Hi-tech Co., Ltd.	22	0.39%	22	22	22
Keum Mun Industry Co., Ltd.	1,320	0.97%	330	56	56
Puruen Environment Co., Ltd.	967	1.34%	19	19	19
Miretech Co., Ltd.	9,111	0.27%	18	18	18
SIE Co., Ltd.	12	0.02%	1	1	1
Sejin Hightech Co., Ltd.	17,980	0.16%	18	18	18
Namcheong Corp.	7,096	0.28%	284	11	11
Eun Sung Enterprise Co.	1,131	0.72%	17	17	17
Dongdo Basalt Industry Co., Ltd.	182	1.50%	73	73	73
Shinyoung Textiles Co., Ltd.	523	1.01%	52	23	23
Bugook Cast Iron Co.	135	0.71%	14	14	14
Ilwoo Steel Co., Ltd.	41	0.28%	17	17	17
Dong-un Tech Co., Ltd.	1,159	6.28%	81	81	81
Wongwang Door Corp.	575	1.00%	29	29	29
Seobu Highway Solar Co., Ltd.	19,460	10.00%	192	192	192
Dongbu Highway Solar Co., Ltd.	19,020	4.99%	192	192	192
Muan sunshine solar power plant	298,300	19.00%	1,492	1,492	1,492
mansu Co., Ltd.	344	0.25%	15	15	15
Eanskorea Co., Ltd.	39	0.05%	2	2	2
Youngdongseafood Co., Ltd.	165	0.33%	8	8	8
Hyunwoo Winstar Co., Ltd.	1	0.00%	—	—	—
Sehwa Diecasting Co., Ltd.	299	1.66%	44	44	44
Sungchang Tech Co., Ltd.	159	0.31%	10	10	10
Yuchang Industry Co., Ltd.	90	0.11%	5	5	5
Jeongpum Co., Ltd.	322	0.35%	16	16	16
Korea Steel Power Co., Ltd.	2,761	1.88%	55	55	55
DMC Co., Ltd.	5,831	0.02%	38	38	38
Amanex Co., Ltd.	10	0.02%	9	9	9
Dae-A Leisure Co., Ltd.	23	0.00%	4	4	4
Caffe Bene Co., Ltd.	1,908	0.03%	2	2	2
Daechang HRSG Co., Ltd.	618	0.12%	62	62	62
Shinjin International Corp.	4	0.01%	1	1	1
Daewoon Shell Tech Co., Ltd.	666	2.81%	33	33	33
Jinhung Packaging Co., Ltd	4,329	3.02%	9	22	22
Donglim Eng Co., Ltd.	26	0.11%	3	3	3
SIP Co., Ltd.	274	0.55%	7	7	7
Clizen Co., Ltd.	615	0.34%	31	31	31
DAEDONGMILLENNIUM Co., Ltd.	159	0.42%	32	32	32
Daeji Product Co., Ltd.	15	0.05%	1	—	—
Cheong Hae Myeong Ga Co., Ltd	1,867	0.11%	5	5	5

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

10.	Financial assets at fair value through other comprehensive income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2019 and 2018 are as follows, continued:

In millions of won	2019
	Shares	Ownership	Acquisition cost		Book value	Fair value
Shinhan Sangi Co., Ltd.	29	0.20%		4	4	4
Jaein Circuit Co., Ltd.	498	1.12%		65	65	65
SSET Co., Ltd.	181	0.30%		18	18	18
Sewon PM Tech Co., Ltd.	963	1.11%		48	48	48
Dawon Yuhwa Co., Ltd.	506	1.94%		25	25	25
Ogokbaekkwa Co., Ltd.	101	0.12%		1	1	1
Shinwonn Toptech Co., Ltd.	834	0.51%		83	83	83
KMLC Co., Ltd.	281	0.14%		22	22	22
Seinfood Co., Ltd.	13	0.17%		7	7	7
TaeSung Eco-Tech. Co., Ltd.	1,368	4.55%		34	34	34
Kukex Inc.	639	0.05%		3	3	3
Youngshin Plu Co., Ltd.	104	0.12%		5	5	5
Chang won Engineering Co., Ltd.	22	0.00%		4	4	4
Samsung Silup Co., Ltd.	47	0.19%		5	5	5
Samwon Bio Tech Co., Ltd.	390	0.25%		6	6	6
IZU KOREA Co. Ltd.	48	0.00%		2	2	2
Dongdo CNP Co., Ltd.	234	0.36%		6	6	6
Hando Precision Co., Ltd	38	0.26%		4	4	4
Dae Bang Industry Co., Ltd.	115	0.13%		6	6	6
S.I.T. Co., Ltd	2,213	0.44%		22	22	22
Taejin Hiech Co., Ltd.	78	0.26%		3	3	3
Headone Co., Ltd.	69	0.12%		7	7	7
Enaindustry Co., Ltd.	201	0.09%		141	141	141
TCT Co., Ltd.	3,277	0.55%		82	82	82
E-Won Solutech Co., Ltd.	158	0.16%		40	40	40
MJT Co., Ltd.	1,013	0.20%		51	51	51
KPL Circuit Co., Ltd.	283	0.08%		14	14	14
Road Solar Co., Ltd.	12	0.00%		—	—	—
Sung Ae Co., Ltd.	190	0.80%		10	10	10
Han Mi Flexible Co., Ltd.	143	0.20%		43	43	43
Samhwa Casting Co. Ltd.	200	0.00%		100	100	100
Millennium PNT Co., Ltd.	227	0.37%		6	6	6
GN Chem Co., Ltd.	40	0.07%		1	1	1
GW Industry Co., Ltd.	505	0.07%		51	51	51
TM Construction co. Ltd	4	0.00%		—	—	—
Dae Myung Co., Ltd	114	0.08%		3	3	3
Nanomicart Co., Ltd.	176	1.06%		35	35	35
Young San Heavy Industries Co., Ltd.	74	0.11%		7	7	7
Samchungwon Co., Ltd.	15	0.24%		2	2	2
Wooyang Frozen Foods Co., Ltd.	66	0.82%		27	27	27
Nanomic Co., Ltd.	94	0.63%		38	38	38
Dong Hwan Co., Ltd.	25	0.02%		1	1	1

				266,717	177,968	177,968

			~~W~~	626,056	379,170	379,170

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)

The Group has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss for the year ended December 31, 2019.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

10.	Financial assets at fair value through other comprehensive income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2019 and 2018 are as follows, continued:

In millions of won	2018
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	129,051	129,051
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	153	153
SM Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	1	1
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	61	61
PAN ocean Co., Ltd.	1,492	0.00%		14	7	7
Dongbu Corp.	955	0.02%		12	7	7
KSP Co., Ltd.	22,539	0.08%		24	32	32
STX Heavy Industries Co., Ltd.	5,057	0.13%		191	29	29
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk	480,000,000	1.50%		71,554	44,790	44,790
Energy Fuels Inc.	1,711,814	1.91%		16,819	5,435	5,435
Bunji Corporation Limited (formerly, Baralaba Coal Company Limited)	99,763	0.07%		18,445	—	—
Denison Mines Corp.	58,284,000	10.42%		84,134	30,122	30,122
Fission 3.0 (*6)	75,000	0.14%		—	13	13
Fission Uranium Corp.	800,000	0.16%		785	354	354

				365,843	210,056	210,056

Unlisted (*1)
Intellectual Discovery Co., Ltd.	1,000,000	8.81%	~~W~~	5,000	954	954
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	97
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	38
Mobo Co., Ltd.	504	0.00%		14	14	14
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	6
Sanbon Department Store	828	0.01%		124	3	3
Miju Steel Mfg. Co., Ltd.	1,097	0.23%		50	50	50
Sungwon Co., Ltd. (*7)	117	0.07%		15	15	15
Hana Civil Engineering Co., Ltd.	23	0.00%		1	1	1
KC Development Co., Ltd.	839	0.02%		6	6	6
IMHWA Corp.	329	0.11%		5	5	5
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	10
ASA JEONJU Co., Ltd.	34,846	1.34%		697	69	69
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	9	0.34%		4	4	4
Yongbo Co., Ltd.	61	0.20%		3	3	3
HJ Steel Co., Ltd.	218	0.07%		2	2	2
KS Remicon Co., Ltd.	12	0.04%		3	3	3
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Pyungsan SI Ltd.	434	0.01%		9	9	9
Samgong Development Co., Ltd.	12	0.01%		7	7	7
Joongang Development Co., Ltd.	540	0.12%		8	8	8
AJS Co., Ltd.	12,906	0.23%		32	32	32
SHIN-E B&P Co., Ltd.	119	0.13%		10	—	—
MSE Co., Ltd.	429	0.13%		9	9	9
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	15
Youngjin Hi-Tech Co., Ltd.	2,512	0.25%		126	21	21
Buyoung Co., Ltd.	270	0.00%		3	3	3
Ilsuk Co., Ltd.	152	0.17%		10	10	10
Dongyang Telecom Co., Ltd.	1,760	0.01%		11	11	11
Jongwon Remicon Co., Ltd.	31	0.18%		13	13	13
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

10.	Financial assets at fair value through other comprehensive income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2019 and 2018 are as follows, continued:

In millions of won	2018
	Shares	Ownership	Acquisition cost	Book value	Fair value
Seyang Inc.	537	0.05%	27	27	27
Seungri Enterprise Co., Ltd.	93	0.05%	3	3	3
Onggane Food Co., Ltd	5	0.07%	1	1	1
Shin-E P&C Co., Ltd.	1,569	0.64%	111	3	3
Ejung Ad Co., Ltd.	132	0.09%	3	3	3
Solvus Co., Ltd.	1,056	0.04%	3	3	3
Myung Co., Ltd.	89	0.05%	2	2	2
Shinil Engineering Co., Ltd.	887	0.06%	3	3	3
Biwang Industry Co., Ltd	406	0.04%	2	2	2
Huimun Co., Ltd.	263	0.26%	4	4	4
Young Sung Co., Ltd.	89	0.40%	26	26	26
Yuil Industrial Electronics Co., Ltd.	804	0.32%	15	15	15
DN TEK Inc.	12,401	0.29%	61	5	5
Kwang Jin Structure Co., Ltd.	3,072	0.60%	31	31	31
Woojin Industry Corporation	3	0.00%	16	16	16
Kwang Sung Industry Co., Ltd.	325	0.35%	7	7	7
Futech Mold Co., Ltd.	274	0.27%	14	14	14
Woojoo Environment Ind. Co., Ltd.	101	0.11%	13	13	13
Hyungji Esquire Co., Ltd.	61	0.02%	22	22	22
Kolmar Pharma Co., Ltd.	1,426	0.01%	52	3	3
Morado Co., Ltd.	209	0.04%	2	2	2
Myung Sung Tex Co., Ltd.	20	0.00%	2	2	2
Kwang Sung Co., Ltd.	610	0.53%	31	31	31
Seen Business and Technology co., Ltd. (formerly, EverTechno. Co., Ltd.)	29,424	0.73%	148	7	7
Autowel Co., Ltd.	260	0.38%	14	14	14
Woobang Construction Co., Ltd.	8	0.00%	8	8	8
Shin Pyung Co., Ltd.	6	0.03%	3	3	3
JMC Heavy Industries Co., Ltd.	2,724	0.10%	27	2	2
Najin Steel Co., Ltd.	37	0.06%	5	5	5
Sinkwang Industry Co., Ltd.	1,091	1.68%	5	5	5
Crystal Co., Ltd.	22	0.07%	2	2	2
Elephant & Friends Co., Ltd.	563	0.61%	3	3	3
Mireco Co., Ltd.	109	0.25%	11	11	11
L&K Industry Co., Ltd.	1,615	0.60%	24	24	24
JO Tech Co., Ltd.	1,263	0.62%	25	25	25
Kendae Printing Co., Ltd.	422	0.60%	21	21	21
Dauning Co., Ltd.	231	0.41%	6	6	6
Korea Trecision Co., Ltd.	22	0.45%	5	5	5
Ace Track Co., Ltd.	3,130	1.08%	219	59	59
Yoo-A Construction Co., Ltd.	105	0.20%	11	11	11
Dung Hwan Co., Ltd.	531	0.02%	5	5	5
Hurim Biocell Co., Ltd.	1,021	0.00%	5	5	5
Smart Power Co., Ltd.	133,333	4.35%	200	200	200
Sunjin Power Tech Co., Ltd.	4,941	0.92%	247	32	32
Haseung Industries Co., Ltd.	55	0.62%	28	28	28
Beer Yeast Korea Inc.	1,388	0.43%	7	7	7
Korea Bio Red Ginseng Co., Ltd.	194	0.09%	10	10	10
B CON Co., Ltd.	96	1.16%	6	6	6
SsangMa Machine Co., Ltd.	4	0.05%	1	1	1
Ace Integration Co., Ltd	105	0.09%	24	24	24
AceInti Agricultural Co., Ltd.	16	0.02%	5	5	5
KyungDong Co., Ltd.	130	0.01%	1	1	1
ChunWon Development Co., Ltd.	193	0.19%	39	39	39

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

10.	Financial assets at fair value through other comprehensive income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2019 and 2018 are as follows, continued:

In millions of won	2018
	Shares	Ownership	Acquisition cost	Book value	Fair value
WonIl Co., Ltd.	999	0.15%	50	50	50
SungLim Industrial Co., Ltd.	29	0.03%	1	1	1
Korea Minerals Co., Ltd.	191	0.05%	134	1	1
HyoDong Development Co., Ltd.	119	0.15%	24	24	24
Haspe Tech Co., Ltd.	652	0.55%	20	20	20
JoHyun Co., Ltd.	350	1.56%	18	18	18
KC Co., Ltd.	5,107	0.17%	26	26	26
SeongJi Industrial Co., Ltd.	41	0.05%	1	1	1
Dong Yang Metal Co., Ltd.	2,951	1.97%	161	147	147
Seyang Precision Ind.Co., Ltd.	829	0.23%	41	41	41
Dooriwon Food System Co., Ltd.	13	0.27%	1	1	1
ShinShin Co., Ltd	339	1.12%	17	17	17
Kitorang Co., Ltd.	165	0.24%	49	49	49
Sung Kwang Co., Ltd.	23	0.37%	6	6	6
Shinheung petrol. Co. Ltd.	699	0.14%	35	35	35
Force TEC Co., Ltd.	3,501	0.02%	18	18	18
Samsung Tech Co., Ltd.	486	1.28%	97	36	36
Tae Hyung Co., Ltd.	28	0.43%	20	20	20
Samyangplant Co., Ltd.	323	0.60%	16	16	16
Younil Metal Co., Ltd.	41	0.21%	21	21	21
Myungjin Tech Co., Ltd.	20	0.54%	4	4	4
Hankook Precision Ind Co., Ltd.	110	0.06%	11	11	11
Borneo International Furniture Co., Ltd. (*4)	4,000	0.16%	97	13	13
CJ Paradise Co., Ltd	24	0.02%	12	12	12
Han Young Technology Company Co., Ltd.	35	0.00%	—	—	—
STX Offshore & Shipbuilding Co., Ltd	8,622	0.25%	1,078	1,078	1,078
Ptotronics Co., Ltd.	843	0.42%	84	6	6
NFT Co., Ltd.	136	0.40%	8	8	8
Echoroba Co., Ltd.	157	0.02%	3	3	3
Hyundaitech Co., Ltd.	1,363	0.87%	27	27	27
Dasan Material Co. Ltd.	29	0.04%	22	22	22
Fish World Co., Ltd.	47	0.21%	2	2	2
SG Shinsung Engineering and Construction Co., Ltd.	10	0.00%	6	6	6
Samdo Industry Electric Co., Ltd.	48	0.02%	1	1	1
Taejung Industries Co., Ltd.	9,268	0.30%	5	5	5
Shinsei Trading Co., Ltd.	64	0.72%	6	6	6
Dynamic Co., Ltd.	111	0.19%	3	3	3
Green Alchemy Co., Ltd.	38,202	1.48%	191	17	17
Youone TBM Engineering & Construction Co., Ltd.	615	0.27%	31	31	31
KM Leatech Co., Ltd.	1,648	0.98%	8	8	8
Wonil T&I Co., Ltd.	229	0.17%	23	23	23
Semist Co., Ltd.	555	0.80%	3	3	3
DS POWER Co., Ltd.	580,000	2.34%	2,900	916	916
Sewon Bus Co., Ltd	12	0.00%	—	—	—
Enertec Co., Ltd.	7,937	0.19%	44	44	44
Sangji Co., Ltd.	20	0.26%	4	4	4
Bellie Doughnuts Co., Ltd.	64	0.07%	4	4	4
Possbell Engineering Co., Ltd.	36	0.64%	1	1	1
AIRTECH Information communication Co., Ltd	2,379	0.60%	12	12	12
CST co., ltd.	4,998	0.28%	100	100	100
TN Inc.	1,416	2.00%	71	71	71
Shin kwang Industrial Co., Ltd.	884	0.35%	55	55	55
Kiscom Co., Ltd.	1,493	0.04%	1	1	1

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

10.	Financial assets at fair value through other comprehensive income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2019 and 2018 are as follows, continued:

In millions of won	2018
	Shares	Ownership	Acquisition cost		Book value	Fair value
Seil Electronics Co., Ltd.	2,285	0.41%		286	286	286
Wonil laser Co., Ltd	157	0.37%		16	16	16
Pyung Hwa Industrial Co., Ltd.	3,388	3.00%		85	85	85
Navanakorn Electric Co., Ltd. (*2)	4,442,800	26.93%		17,216	17,126	17,126
PT. Kedap Saayq	671	10.00%		18,540	—	—
Set Holding (*3)	1,100,220	2.50%		229,255	161,983	161,983
PT. Cirebon Energi Prasarana	22,420	10.00%		2,612	2,507	2,507
KODE NOVUS 1 LLC (*5)	—	10.00%		—	—	—
Choheung packing Co., Ltd.	61	0.13%		12	12	12
Jaewoo Co., Ltd.	359	0.24%		11	11	11
Wooyang HC Co., Ltd (*8)	1,375	0.01%		159	159	159
Sungsan Parts Co., Ltd.	629	0.80%		63	63	63
KMT Co., Ltd.	1,411	0.93%		21	21	21
TheYeonriji Co., Ltd.	116	0.10%		6	6	6
Flusys Co., Ltd.	9	0.08%		2	2	2
DaeSung Frontier Co., Ltd.	2,203	1.11%		221	221	221
DongSeo Electronics Co., Ltd.	323	0.07%		16	16	16
Daewoo Display Co., Ltd.	177	0.03%		5	5	5
Yeong-gwang Remicon Co., Ltd.	15	0.12%		2	2	2
NTS Co., Ltd.	143	0.22%		36	36	36
AID CO., LTD.	1,212	0.57%		36	36	36
Changwon Eco-friendly farming Corp.	3	0.01%		—	—	—
Kumo Hitech Co., Ltd.	6,697	0.53%		100	100	100
Kyung Pyo Industry Co., Ltd.	186	0.76%		19	19	19
Daedong Industry Co., Ltd.	617	0.55%		46	46	46
Doosung Heavy Industries Co., Ltd.	53	0.06%		5	5	5
Jangback Testiles Co., Ltd.	494	5.05%		49	49	49
Samjoo Hightech Co., Ltd.	522	0.08%		3	3	3
Samkwang Chemical Co., Ltd.	204	1.27%		51	51	51
Taekwang Industry Co., Ltd.	1,327	0.48%		93	93	93
Taekwang Precision Co., Ltd.	54	0.47%		54	54	54
SG Corp.	213	0.54%		21	21	21
Shinseung Chemical Industy Co., Ltd.	5	0.01%		60	60	60
KJ Alloy Co., Ltd.	368	0.20%		7	7	7
SM Hi-tech Co., Ltd.	22	0.39%		22	22	22
Keum Mun Industry Co., Ltd.	1,320	0.97%		330	330	330
Puruen Environment Co., Ltd.	967	1.34%		19	19	19
Miretech Co., Ltd.	9,111	0.27%		18	18	18
SIE Co., Ltd.	12	0.02%		1	1	1
Soongwon Ind. Co., Ltd.	150	0.40%		53	53	53
Sejin Hightech Co., Ltd.	17,980	0.16%		18	18	18
Namcheong Corp.	7,096	0.28%		284	284	284
Eun Sung Enterprise Co.	1,131	0.72%		17	17	17
Dongdo Basalt Industry Co., Ltd.	182	1.50%		73	73	73
Shinyoung Textiles Co., Ltd.	523	1.01%		52	52	52
Bugook Cast Iron Co.	135	0.71%		14	14	14
Ilwoo Steel Co., Ltd.	41	0.28%		17	17	17
Dong-un Tech Co., Ltd.	1,159	6.28%		81	81	81
Wongwang Door Corp.	575	1.00%		29	29	29

				284,670	189,439	189,439

	—		~~W~~	650,513	399,495	399,495

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

10.	Financial assets at fair value through other comprehensive income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2019 and 2018 are as follows, continued:

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)	Although the Group holds more than 20% of the equity shares of these investments, the Group cannot exercise significant influence.
(*3)

The Group has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2018.

(*4)	The number of shares owned has changed due to capital reduction without refund (3:1), consolidation of stocks (10,000:1), and split of stock(1:2,000) during the year ended December 31, 2018
(*5)	As described in note 20, this is reclassified to financial assets at fair value through other comprehensive income due to loss of significant influence of the Group.
(*6)	The number of shares owned has changed due to the stock merge (4:1) during the year ended December 31, 2018.
(*7)	The number of shares owned has changed due to the stock merge (5:1) during the year ended December 31, 2018.
(*8)	The number of shares owned has changed due to the stock merge (10:1) during the year ended December 31, 2018.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

11.	Financial assets at amortized cost

Financial assets at amortized cost as of December 31, 2019 and 2018 are as follows:

In millions of won	2019
	Financial assets at amortized cost		Government grants	Allowance for doubtful accounts	Others	Book value
Government bonds	~~W~~	1,609	—	—	—	1,609
Others		12,000	—	—	—	12,000

	~~W~~	13,609	—	—	—	13,609

Current	~~W~~	12,302	—	—	—	12,302
Non-current		1,307	—	—	—	1,307

In millions of won	2018
	Financial assets at amortized cost		Government grants	Allowance for doubtful accounts	Others	Book value
Government bonds	~~W~~	3,042	—	—	—	3,042
Others		11,000	—	—	—	11,000

	~~W~~	14,042	—	—	—	14,042

Current	~~W~~	11,956	—	—	—	11,956
Non-current		2,086	—	—	—	2,086

12.	Derivatives

(1)	Derivatives as of December 31, 2019 and 2018 are as follows:

In millions of won	2019			2018
	Current		Non-current	Current	Non-current
Derivative assets
Currency forward	~~W~~	21	43,931	2,128	12,606
Currency swap		27,597	229,258	39,979	43,436
Interest rate swap		—	7,592	—	2,342
Others (*1)		—	2,634	—	1,844

	~~W~~	27,618	283,415	42,107	60,228

Derivative liabilities
Currency forward	~~W~~	7,081	—	1,956	—
Currency swap		59,327	45,184	14,881	233,690
Interest rate swap		451	50,756	1,439	58,042
Others (*2,3)		6,205	956	2,155	—

	~~W~~	73,064	96,896	20,431	291,732

(*1)

The Group had a put option to sell shares of DS POWER Co., Ltd. and the fair value of the option is recorded in ‘Others’ in the prior year. The Group sold their shares during the year ended December 31, 2019. As described in Note 16, the Group has a right to purchase the shares of KOSPO Youngnam Power Co., Ltd., a subsidiary of the Group, and the amount is the fair value of the stock option.

(*2)

The Group has an obligation to settle the convertible preferred stock to financial investors pursuant to the settlement contract with Samcheok Eco Materials Co., Ltd. and the fair value of the obligation is recorded in ‘Others’.

(*3)	The Group has granted stock option to Chester Solar IV SpA, a joint venture of the Group, and other 4 investors, and recognized its evaluated amount as other derivative liabilities.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of December 31, 2019 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract date	Maturity date	Contract amounts				Contract exchange rate (in won)
			Pay		Receive
Hana Bank	2014.04.10	2021.07.12	~~W~~	55,120	USD	52,000	~~W~~	1,060.00
Hana Bank	2014.04.28	2021.07.12		50,784	USD	48,000		1,058.00
Bank of America	2014.04.29	2021.07.12		105,400	USD	100,000		1,054.00
Hana Bank	2014.05.09	2021.07.12		104,600	USD	100,000		1,046.00
Hana Bank	2017.12.22	2021.07.12		105,079	USD	100,000		1,050.79
Korea Development Bank	2017.12.27	2021.07.12		104,849	USD	100,000		1,048.49
Citibank	2019.12.30	2020.01.23		12,943	USD	11,167		1,159.10
Standard Chartered	2019.12.17	2020.01.02		73,872	EUR	56,800		1,300.57
Nonghyup Bank	2019.12.02	2020.01.03		9,436	USD	8,000		1,179.55
Mizuho Bank	2019.12.03	2020.01.06		9,482	USD	8,000		1,185.25
Hana Bank	2019.12.04	2020.01.07		8,350	USD	7,000		1,192.82
Kookmin Bank	2019.12.05	2020.01.09		11,895	USD	10,000		1,189.45
CCB	2019.12.05	2020.01.09		11,895	USD	10,000		1,189.50
Standard Chartered	2019.12.06	2020.01.10		11,891	USD	10,000		1,189.05
Credit Agricole	2019.12.09	2020.01.13		11,885	USD	10,000		1,188.47
Hana Bank	2019.12.10	2020.01.14		11,912	USD	10,000		1,191.23
Korea Development Bank	2019.12.11	2020.01.15		11,925	USD	10,000		1,192.50
Nonghyup Bank	2019.12.11	2020.01.15		5,962	USD	5,000		1,192.45
Mizuho Bank	2019.12.11	2020.01.15		5,963	USD	5,000		1,192.50
CCB	2019.12.12	2020.01.16		7,118	USD	6,000		1,186.35
Morgan Stanley	2019.12.16	2020.01.17		5,854	USD	5,000		1,170.85
Woori Bank	2019.12.19	2020.01.22		11,636	USD	10,000		1,163.55
Shinhan Bank	2019.12.19	2020.01.22		11,635	USD	10,000		1,163.45
CCB	2019.12.27	2020.01.31		11,597	USD	10,000		1,159.65
Kookmin Bank	2019.12.30	2020.02.03		5,786	USD	5,000		1,157.20
Shinhan Bank	2019.12.18	2020.01.07		9,901	USD	8,500		1,164.86
Hana Bank	2019.12.13	2020.01.07		4,678	USD	4,000		1,169.45
Hana Bank	2019.12.20	2020.01.07		8,136	USD	7,000		1,162.23
BNP Paribas	2019.12.27	2020.01.13		3,480	USD	3,000		1,160.10
Societe Generale	2019.12.27	2020.01.13		8,701	USD	7,500		1,160.10
Korea Development Bank	2019.12.30	2020.01.23		4,630	USD	4,000		1,157.40
BNP Paribas	2019.12.12	2020.01.16		4,739	USD	4,000		1,184.85
Mizuho Bank	2019.12.12	2020.01.16		3,558	USD	3,000		1,186.00
MUFG	2019.12.17	2020.01.21		5,823	USD	5,000		1,164.60
Nova Scotia	2019.12.17	2020.01.21		5,824	USD	5,000		1,164.70
BNP Paribas	2019.12.20	2020.01.22		2,290	USD	1,975		1,159.48
Nonghyup Bank	2019.12.20	2020.01.22		11,605	USD	10,000		1,160.50
Nova Scotia	2019.12.30	2020.02.03		5,778	USD	5,000		1,155.65
Mizuho Bank	2019.12.30	2020.02.03		5,777	USD	5,000		1,155.30
HSBC	2019.12.13	2020.09.10		46,580	USD	40,000		1,164.50
Nova Scotia	2019.12.13	2020.09.10		34,959	USD	30,000		1,165.30
Nova Scotia	2019.12.16	2020.12.03		11,657	USD	10,000		1,165.70
Nonghyup Bank	2019.12.16	2020.12.03		23,324	USD	20,000		1,166.20
Mizuho Bank	2019.12.17	2020.01.10		10,537	USD	9,000		1,170.80
Mizuho Bank	2019.12.19	2020.01.13		9,314	USD	8,000		1,164.30
Mizuho Bank	2019.12.24	2020.01.04		5,228	USD	4,500		1,161.85
HSBC	2019.12.26	2020.01.23		10,443	USD	9,000		1,160.30
Mizuho Bank	2019.12.30	2020.01.23		4,624	USD	4,000		1,155.90
Standard Chartered	2019.12.03	2020.01.06		315	USD	266		1,186.05
Nova Scotia	2019.12.06	2020.01.10		4,393	USD	3,700		1,187.35
Credit Agricole	2019.12.06	2020.01.10		4,761	USD	4,000		1,190.35

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of December 31, 2019 are as follows, continued:

In millions of won and thousands of foreign currencies except contract exchange rate information
			Contract amounts				Contract exchange rate (in won)
Counterparty	Contract date	Maturity date	Pay		Receive
Nova Scotia	2019.12.10	2020.01.13	~~W~~	1,491	USD	1,250	~~W~~	1,192.70
Standard Chartered	2019.12.12	2020.01.16		8,303	USD	7,000		1,186.10
Credit Agricole	2019.12.12	2020.01.16		5,930	USD	5,000		1,185.95
Societe Generale	2019.12.12	2020.01.16		5,931	USD	5,000		1,186.20
Nova Scotia	2019.12.12	2020.01.16		6,525	USD	5,500		1,186.30
Standard Chartered	2019.12.16	2020.01.21		9,367	USD	8,000		1,170.90
Nova Scotia	2019.12.17	2020.01.21		4,648	USD	4,000		1,162.00
Hana Bank	2019.12.19	2020.01.23		6,055	USD	5,200		1,164.40
Woori Bank	2019.12.20	2020.01.28		9,414	USD	8,100		1,162.20
Shinhan Bank	2019.12.20	2020.01.28		4,939	USD	4,250		1,162.15
Shinhan Bank	2019.12.20	2020.01.28		5,806	USD	5,000		1,161.25
Shinhan Bank	2019.12.26	2020.01.30		7,539	USD	6,500		1,159.85
Woori Bank	2019.12.26	2020.01.30		4,060	USD	3,500		1,159.90
Shinhan Bank	2019.12.30	2020.02.03		4,049	USD	3,500		1,156.80
Hana Bank	2019.07.31	2020.07.14		4,993	USD	4,257		1,173.00

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of December 31, 2019 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty		Contract amount				Contract interest rate		Contract exchange rate (in won, USD)
	Contract year	Pay		Receive		Pay	Receive
Standard Chartered	2014~2029	~~W~~	102,470	USD	100,000	3.14%	3.57%	~~W~~	1,024.70
Societe Generale	2014~2024		105,017	USD	100,000	4.92%	5.13%		1,050.17
Hana Bank	2015~2024		107,970	USD	100,000	4.75%	5.13%		1,079.70
Credit Agricole	2015~2024		94,219	USD	86,920	4.85%	5.13%		1,083.97
Woori Bank	2019~2027		21,708	USD	19,417	5.04%	6.75%		1,118.00
Woori Bank	2019~2024		296,000	USD	250,000	1.21%	2.50%		1,184.00
Korea Development Bank	2019~2024		177,600	USD	150,000	1.24%	2.50%		1,184.00
Hana Bank	2019~2024		118,400	USD	100,000	1.24%	2.50%		1,184.00
Citibank	2012~2022		112,930	USD	100,000	2.79%	3.00%		1,129.30
JP Morgan	2012~2022		112,930	USD	100,000	2.79%	3.00%		1,129.30
Bank of America	2012~2022		112,930	USD	100,000	2.79%	3.00%		1,129.30
Shinhan Bank	2016~2022		112,930	USD	100,000	2.79%	3.00%		1,129.30
HSBC	2012~2022		111,770	USD	100,000	2.89%	3.00%		1,117.70
Hana Bank	2012~2022		111,770	USD	100,000	2.87%	3.00%		1,117.70
Standard Chartered	2012~2022		111,770	USD	100,000	2.89%	3.00%		1,117.70
Deutsche Bank	2012~2022		55,885	USD	50,000	2.79%	3.00%		1,117.70
Nomura	2015~2025		111,190	USD	100,000	2.60%	3.25%		1,111.90
Korea Development Bank	2015~2025		111,190	USD	100,000	2.62%	3.25%		1,111.90
Woori Bank	2015~2025		55,595	USD	50,000	2.62%	3.25%		1,111.90
Hana Bank	2015~2025		55,595	USD	50,000	2.62%	3.25%		1,111.90
Woori Bank	2017~2027		111,610	USD	100,000	2.25%	3.13%		1,116.10
Korea Development Bank	2017~2027		111,610	USD	100,000	2.31%	3.13%		1,116.10
Hana Bank	2017~2027		111,610	USD	100,000	2.31%	3.13%		1,116.10
Korea Development Bank	2018~2028		108,600	HKD	800,000	2.69%	3.35%		135.75
Shinhan Bank	2018~2028		115,388	HKD	850,000	2.66%	3.35%		135.75
Korea Development Bank	2018~2023		170,280	USD	150,000	2.15%	3.75%		1,135.20
Woori Bank	2018~2023		170,280	USD	150,000	2.18%	3.75%		1,135.20
Hana Bank	2018~2023		113,520	USD	100,000	2.17%	3.75%		1,135.20
Shinhan Bank	2018~2023		227,040	USD	200,000	2.17%	3.75%		1,135.20
Citibank	2019~2024		239,956	CHF	200,000	1.44%	0.00%		1,199.78
Korea Development Bank	2019~2027		119,978	CHF	100,000	1.43%	0.05%		1,199.78
HSBC	2019~2024	USD	205,500	AUD	300,000	3M Libor+0.78%	3M BBSW+0.97%		0.69

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

12.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedging instruments as of December 31, 2019 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
		Contract amount				Contract interest rate		Contract exchange rate (in won, USD)
Counterparty	Contract year	Pay		Receive		Pay	Receive
HSBC	2014~2020	~~W~~	99,901	AUD	100,000	3.52%	5.75%	~~W~~	999.01
HSBC	2014~2020		100,482	AUD	100,000	3.48%	5.75%		1,004.82
Standard Chartered	2013~2020	USD	117,250	AUD	125,000	3M Libor + 1.25%	5.75%		0.94
Standard Chartered	2014~2020		126,032	USD	117,250	3.55%	3M Libor + 1.25%		1,074.90
Korea Development Bank	2017~2020		114,580	USD	100,000	1.75%	2.38%		1,145.80
Hana Bank	2017~2020		114,580	USD	100,000	1.75%	2.38%		1,145.80
Export-import bank of Korea	2017~2020		114,580	USD	100,000	1.75%	2.38%		1,145.80
Korea Development Bank	2016~2021		121,000	USD	100,000	2.15%	2.50%		1,210.00
Morgan Stanley	2016~2021		121,000	USD	100,000	3M Libor + 2.10%	2.50%		1,210.00
BNP Paribas	2016~2021		121,000	USD	100,000	3M Libor + 2.10%	2.50%		1,210.00
Nomura	2017~2037		52,457	EUR	40,000	2.60%	1.70%		1,311.42
Nomura	2017~2037		59,423	SEK	450,000	2.62%	2.36%		132.05
Korea Development Bank	2019~2022		112,650	USD	100,000	1.80%	3.38%		1,126.50
Kookmin Bank	2019~2022		112,650	USD	100,000	1.80%	3.38%		1,126.50
Woori Bank	2019~2022		112,650	USD	100,000	1.80%	3.38%		1,126.50
Korea Development Bank	2018~2023		320,880	USD	300,000	2.03%	3.75%		1,069.60
BNP Paribas	2019~2024		111,841	CHF	100,000	1.78%	0.13%		1,118.41
Kookmin Bank	2019~2024		111,841	CHF	100,000	1.78%	0.13%		1,118.41
Korea Development Bank	2019~2022		117,340	USD	100,000	1.06%	2.38%		1,173.40
Hana Bank	2019~2022		117,340	USD	100,000	1.06%	2.38%		1,173.40
Kookmin Bank	2019~2022		117,340	USD	100,000	1.06%	2.38%		1,173.40
Hana Bank	2018~2021		212,960	USD	200,000	2.10%	3.00%		1,064.80
Korea Development Bank	2018~2021		212,960	USD	200,000	2.10%	3.00%		1,064.80
Credit Agricole	2014~2020		110,680	USD	100,000	2.29%	2.50%		1,106.80
Societe Generale	2014~2020		55,340	USD	50,000	2.16%	2.50%		1,106.80
Hana Bank	2014~2020		55,340	USD	50,000	2.16%	2.50%		1,106.80
Hana Bank	2014~2020		55,340	USD	50,000	2.21%	2.50%		1,106.80
Standard Chartered	2014~2020		55,340	USD	50,000	2.21%	2.50%		1,106.80
HSBC	2014~2020		55,340	USD	50,000	2.21%	2.50%		1,106.80
Nomura	2014~2020		55,340	USD	50,000	2.21%	2.50%		1,106.80
BNP Paribas	2014~2020		55,340	USD	50,000	2.21%	2.50%		1,106.80
HSBC	2014~2020		55,340	USD	50,000	2.21%	2.50%		1,106.80
Hana Bank	2017~2022		226,600	USD	200,000	1.94%	2.63%		1,133.00
Korea Development Bank	2017~2022		113,300	USD	100,000	1.94%	2.63%		1,133.00
Nomura	2017~2022		113,300	USD	100,000	1.95%	2.63%		1,133.00
Woori Bank	2017~2022		56,650	USD	50,000	1.95%	2.63%		1,133.00
Kookmin Bank	2017~2022		56,650	USD	50,000	1.95%	2.63%		1,133.00
Korea Development Bank	2018~2023		169,335	USD	150,000	2.26%	3.88%		1,128.90
Woori Bank	2018~2023		169,335	USD	150,000	2.26%	3.88%		1,128.90
Credit Agricole	2018~2023		112,890	USD	100,000	2.26%	3.88%		1,128.90
Hana Bank	2018~2023		56,445	USD	50,000	2.26%	3.88%		1,128.90
Kookmin Bank	2018~2023		56,445	USD	50,000	2.26%	3.88%		1,128.90

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

12.	Derivatives, Continued

(5)	Interest rate swap contracts which are not designated as hedging instruments as of December 31, 2019 are as follows:

In millions of won and thousands of USD				Contract interest rate per annum
Counterparty	Contract year	Contract amount		Pay	Receive
Hana Bank	2017~2022	~~W~~	100,000	2.01%	3M CD + 0.24%
Hana Bank	2017~2022		100,000	2.06%	3M CD + 0.27%
Nomura (*1)	2017~2037		30,000	2.05%	3.08%
Hana Bank	2017~2021		200,000	2.45%	3M CD + 0.32%
Nomura (*2)	2018~2038		30,000	2.56%	3.75%
Hana Bank	2018~2023		200,000	2.15%	3M CD + 0.19%
Hana Bank	2018~2023		200,000	2.17%	3M CD + 0.19%
Hana Bank	2018~2023		150,000	2.03%	3M CD + 0.21%
Hana Bank	2019~2024		200,000	1.87%	3M CD + 0.13%
Societe Generale	2017~2022		200,000	3M Libor + 3.44%	3.77%
Nomura	2017~2027		52,457	3M Libor + 2.25%	2.60%
Nomura	2017~2027		59,423	3M Libor + 2.27%	2.62%
Export-import bank of Korea	2015~2031	USD	15,893	2.67%	6M USD Libor
ING Bank	2015~2031	USD	7,861	2.67%	6M USD Libor
BNP Paribas	2015~2031	USD	7,861	2.67%	6M USD Libor

(*1)

2.05% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CD + 0.10% is applied thereafter. Depending on exercise of counterparty’s right, it can be reimbursed before the due on the same day of every year starting from September 18, 2022.

(*2)

2.56% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CD + 0.10% is applied thereafter. Depending on exercise of counterparty’s right, it can be reimbursed before the due on the same day of every year starting from June 15, 2023.

(6)	Interest rate swap contracts which are designated as hedging instruments as of December 31, 2019 are as follows:

In millions of won and thousands of USD				Contract interest rate per annum
Counterparty	Contract year	Contract amount		Pay	Receive
BNP Paribas	2009~2027	USD	92,120	4.16%	6M USD Libor
KFW	2009~2027	USD	92,120	4.16%	6M USD Libor
Export-import bank of Korea	2016~2036	USD	80,514	3.00%	6M USD Libor

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

12.	Derivatives, Continued

(7)

Gains and losses on valuation and transaction of derivatives for the year ended December 31, 2019 and 2018 are as follows and included in finance income and expenses in the consolidated statements of comprehensive income (loss):

In millions of won	Net income effects of valuation gain (loss)			Net income effects of transaction gain (loss)		Accumulated other comprehensive income (loss) (*)
	2019		2018	2019	2018	2019	2018
Currency forward	~~W~~	24,265	12,632	12,488	23,991	—	—
Currency swap		310,732	145,088	110,813	123,670	38,802	(12,516)
Interest rate swap		(16,231)	(2,949)	(36,886)	(364)	(3,075)	6,087
Other derivatives		(1,416)	(1,568)	—	—	—	—

	~~W~~	317,350	153,203	86,415	147,297	35,727	(6,429)

(*)	For the year ended December 31, 2019, the net gain on valuation of derivatives applying cash flow hedge accounting of ~~W~~19,242 million, net of tax, is included in other comprehensive income or loss.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

13.	Other Financial Assets

(1)	Other financial assets as of December 31, 2019 and 2018 are as follows:

In millions of won	2019			2018
	Current		Non-current	Current	Non-current
Loans	~~W~~	64,111	725,755	123,657	639,673
Allowance for doubtful accounts		(31)	(15,063)	(12)	(4,940)
Present value discount		(847)	(35,218)	(992)	(38,712)
Long-term/short-term financial instruments (*)		1,351,971	608,256	1,869,286	448,741

	~~W~~	1,415,204	1,283,730	1,991,939	1,044,762

(*)

From prior year, certain financial assets at fair value previously recognized as other financial assets is reclassified to financial assets at fair value through profit or loss upon the adoption of KIFRS 1109 ‘Financial Instruments’.

(2)	Loans and receivables as of December 31, 2019 and 2018 are as follows:

In millions of won	2019
	Face value		Allowance for doubtful accounts	Present value discount	Book value
Short-term loans
Loans for tuition	~~W~~	33,636	—	(847)	32,789
Loans for housing		17,113	—	—	17,113
Other loans		13,362	(31)	—	13,331

		64,111	(31)	(847)	63,233

Long-term loans
Loans for tuition		419,905	—	(35,197)	384,708
Loans for housing		199,454	—	—	199,454
Loans for related parties		89,132	(4,930)	—	84,202
Other loans		17,264	(10,133)	(21)	7,110

		725,755	(15,063)	(35,218)	675,474

	~~W~~	789,866	(15,094)	(36,065)	738,707

In millions of won	2018
	Face value		Allowance for doubtful accounts	Present value discount	Book value
Short-term loans
Loans for tuition	~~W~~	33,333	—	(992)	32,341
Loans for housing		15,572	—	—	15,572
Fisheries loan		320	—	—	320
Other loans		74,432	(12)	—	74,420

		123,657	(12)	(992)	122,653

Long-term loans
Loans for tuition		414,893	—	(38,659)	376,234
Loans for housing		167,723	—	—	167,723
Loans for related parties		46,798	(4,930)	—	41,868
Fisheries loan		640	—	(53)	587
Other loans		9,619	(10)	—	9,609

		639,673	(4,940)	(38,712)	596,021

	~~W~~	763,330	(4,952)	(39,704)	718,674

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

13.	Other Financial Assets, Continued

(3)	Changes in the allowance for doubtful accounts of loans and receivables for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Beginning balance	~~W~~	4,952	8,948
Bad debt expense		10,142	22
Others		—	(4,018)

Ending balance	~~W~~	15,094	4,952

(4)	Long-term and short-term financial instruments as of December 31, 2019 and 2018 are as follows:

In millions of won	2019			2018
	Current		Non-current	Current	Non-current
Time deposits	~~W~~	1,034,971	257,857	1,602,285	63,358
CP		40,000	—	—	—
CD		15,000	—	10,000	—
RP		40,000	—	—	—
Others		222,000	350,399	257,001	385,383

	~~W~~	1,351,971	608,256	1,869,286	448,741

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

14.	Inventories

Inventories as of December 31, 2019 and 2018 are as follows:

In millions of won	2019
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	3,790,443	(1,430)	3,789,013
Merchandises		340	—	340
Work-in-progress		165,073	—	165,073
Finished goods		58,280	—	58,280
Supplies		2,121,363	(4,369)	2,116,994
Inventories-in-transit		906,267	—	906,267
Other inventories		14,733	—	14,733

	~~W~~	7,056,499	(5,799)	7,050,700

In millions of won	2018
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	3,886,739	(2,609)	3,884,130
Work-in-progress		189,907	(1,028)	188,879
Finished goods		50,526	—	50,526
Supplies		1,858,751	(3,907)	1,854,844
Inventories-in-transit		1,196,113	—	1,196,113
Other inventories		13,761	—	13,761

	~~W~~	7,195,797	(7,544)	7,188,253

The reversal of the allowance for loss on inventory valuation due to increase in the net realizable value of inventory deducted from cost of sales for the years ended December 31, 2019 and 2018 were ~~W~~4,872 million and ~~W~~3,723 million, respectively.

The amounts of loss from inventory valuation included in other gains or losses for the years ended December 31, 2019 and 2018 were ~~W~~3,127million and ~~W~~1,953 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

15.	Non-Financial Assets

Non-financial assets as of December 31, 2019 and 2018 are as follows:

In millions of won	2019			2018
	Current		Non-current	Current	Non-current
Advance payment	~~W~~	147,784	2,694	156,073	160,628
Prepaid expenses (*1)		308,017	84,421	290,944	90,449
Others (*2)		750,576	79,814	431,871	76,075

	~~W~~	1,206,377	166,929	878,888	327,152

(*1)	Prepaid expenses amounting to ~~W~~4,353 million was transferred to right-of-assets due to change in accounting policy.
(*2)	Details of others as of December 31, 2019 and 2018 are as follows:

In millions of won	2019			2018
	Current		Non-current	Current	Non-current
Greenhouse gas emissions rights	~~W~~	437,562	—	93,749	—
Other quick assets (*3)		313,014	79,814	338,122	76,075

	~~W~~	750,576	79,814	431,871	76,075

(*3)

The Group recognized ~~W~~ 92,128 million of its rights in connection with the securities of Orano Expansion as non-current non-financial assets for the year ended December 31, 2018. The Group recognized an impairment loss of ~~W~~87,023 million as it was determined that there is objective evidence of impairment related to its equity interest in and loans to Orano Expansion for the year ended December 31, 2018. In addition, during the current year, the Group converted its loans with Orano Expansion into equity. The Group recognized an impairment loss of ~~W~~ 49,201 million as it was determined that there is objective evidence of impairment related to the rights of equity interest in Orano Expansion.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of December 31, 2019 and 2018 are as follows:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			2019	2018
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Architectural engineering for utility plant and others	KOREA	65.77%	65.77%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	KOREA	51.00%	51.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	KOREA	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	KOREA	100.00%	100.00%
Garolim Tidal Power Plant Co., Ltd. (*6)	Power generation	KOREA	—	49.00%
KEPCO International HongKong Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
KEPCO Ilijan Corporation	Construction and operation of utility plant	PHILIPPINES	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	LEBANON	100.00%	100.00%
KEPCO Neimenggu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	NETHERLANDS	100.00%	100.00%
KOREA Imouraren Uranium Investment Corp.	Holding company	FRANCE	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	BAHRAIN	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	JORDAN	80.00%	80.00%
KHNP Canada Energy, Ltd.	Holding company	CANADA	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	CANADA	80.00%	80.00%
Korea Electric Power Nigeria Ltd.(*7)	Operation of utility plant	NIGERIA	—	100.00%
KEPCO Holdings de Mexico	Holding company	MEXICO	100.00%	100.00%
KST Electric Power Company	Construction and operation of utility plant	MEXICO	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	MEXICO	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	INDONESIA	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	INDONESIA	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	PHILIPPINES	99.99%	99.99%
KOSPO Jordan, LLC	Operation of utility plant	JORDAN	100.00%	100.00%
EWP Philippines Corporation	Holding company	PHILIPPINES	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Corporation	Holding company	USA	100.00%	100.00%
DG Fairhaven Power, LLC	Power generation	USA	100.00%	100.00%
DG Whitefield, LLC	Power generation	USA	100.00%	100.00%
Springfield Power, LLC	Power generation	USA	100.00%	100.00%
KNF Canada Energy Limited	Holding company	CANADA	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	BARBADOS	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	KOREA	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	INDONESIA	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	KOREA	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
EWPRC Biomass Holdings, LLC	Holding company	USA	100.00%	100.00%
KOSEP USA, INC.	Power generation	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	INDONESIA	99.96%	99.96%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2019 and 2018 are as follows, continued:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2019	2018
KEPCO Netherlands J3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Global One Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Mira Power Limited (*3)	Power generation	PAKISTAN	76.00%	76.00%
KOSEP Material Co., Ltd.	Recycling fly ashes	KOREA	86.22%	86.22%
Commerce and Industry Energy Co., Ltd. (*4)	Power generation	KOREA	85.00%	59.03%
KEPCO Singapore Holdings Pte., Ltd.(*7)	Holding company	SINGAPORE	—	100.00%
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	PHILIPPINES	99.99%	99.99%
KOSPO Chile SpA	Holding company	CHILE	100.00%	100.00%
PT. KOWEPO Sumsel Operation And Maintenance Services	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
HeeMang Sunlight Power Co., Ltd.	Operation of utility plant	KOREA	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	JORDAN	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd.	Operation of utility plant	KOREA	50.00%	50.00%
VI Carbon Professional Private Special Asset Investment Trust 1	Holding company	KOREA	96.67%	96.67%
Chitose Solar Power Plant LLC	Power generation	JAPAN	80.10%	80.10%
KEPCO Energy Solution Co. Ltd.	Energy service	KOREA	100.00%	100.00%
Solar School Plant Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KOSPO Power Services Limitada	Utility plant maintenance and others	CHILE	65.00%	65.00%
Energy New Industry Specialized Investment Private Investment Trust	Holding company	KOREA	99.01%	99.01%
KOEN Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
EWP Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Lao International	Utility plant maintenance and others	LAOS	100.00%	100.00%
KEPCO US Inc.	Holding company	USA	100.00%	100.00%
KEPCO Alamosa LLC	Holding company	USA	50.10%	50.10%
KEPCO Solar of Alamosa, LLC (formerly, Cogentrix of Alamosa, LLC)	Power generation	USA	100.00%	100.00%
KEPCO-LG CNS Mangilao Holdings LLC (*8)	Holding company	USA	70.00%	70.00%
Mangilao Investment LLC	Holding company	USA	100.00%	100.00%
KEPCO-LG CNS Mangilao Solar, LLC	Power generation	USA	100.00%	100.00%
Jeju Hanlim Offshore Wind Co., Ltd.	Power generation	KOREA	75.99%	75.99%
PT. Siborpa Eco Power	Construction and operation of utility plant	INDONESIA	55.00%	55.00%
BSK E-New Industry Fund VII	Holding company	KOREA	81.67%	81.67%
e-New Industry LB Fund 1	Holding company	KOREA	76.11%	76.11%
Songhyun e-New Industry Fund	Holding company	KOREA	80.65%	80.65%
PT. Korea Energy Indonesia	Utility plant maintenance	INDONESIA	95.00%	95.00%
KOLAT SpA	Utility plant maintenance and others	CHILE	100.00%	100.00%
KEPCO California, LLC	Holding company	USA	100.00%	100.00%
KEPCO Mojave Holdings, LLC	Holding company	USA	100.00%	100.00%
Incheon Fuel Cell Co., Ltd.	Power generation	KOREA	60.00%	60.00%
KOEN Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KOMIPO Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KOWEPO Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KOSPO Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
EWP Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
PT. KOMIPO Energy Indonesia	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
KNF Partners Co., Ltd.	Facility maintenance	KOREA	100.00%	—
KOSPO USA Inc.	Holding company	USA	100.00%	—
Nambu USA LLC	Holding company	USA	100.00%	—
Tamra Offshore Wind Power Co., Ltd. (*5)	Power generation	KOREA	63.00%	—
KEPCO MCS Co., Ltd.	Electric meter reading and others	KOREA	100.00%	—
KEPCO FMS Co., Ltd.	Security service and others	KOREA	100.00%	—
Firstkeepers Co., Ltd.	Facility maintenance	KOREA	100.00%	—
Secutec Co., Ltd.	Security service	KOREA	100.00%	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2019 and 2018 are as follows, continued:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2019	2018
SE Green Energy Co., Ltd. (*5)	Power generation	KOREA	84.80%	—
KEPCO Mangilao America LLC	Holding company	USA	100.00%	—
Mangilao Intermediate Holdings LLC	Holding company	USA	100.00%	—
KEPCO CSC Co., Ltd.	Facility maintenance	KOREA	100.00%	—
KOAK Power Limited	Facility maintenance	Parkistan	100.00%	—
KOMIPO Europe B.V.	Holding company	Sweden	100.00%	—
Haenanum Energy Fund	Holding company	KOREA	99.64%	—
Paju Ecoenergy Co., Ltd.	Power generation	KOREA	89.00%	—

(*1)	Considering treasury stocks, the effective percentage of ownership is 66.08%.
(*2)

The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Group obtained the majority of the voting power through the shareholders’ agreement.

(*3)	As of reporting date, the annual reporting period of all subsidiaries is December 31, except for Mira Power Limited which is November 30.
(*4)

The Group guarantees a certain return on investment related to Commerce and Industry Energy Co., Ltd. for the financial investors. The financial investors have a right to sell their shares to the Group which can be exercised 84 months after the date of investment. Accordingly, the purchase price including the return on investment is classified as a liability.

(*5)	Re-classified from an associate to a subsidiary due to additional acquisition of interest.
(*6)	The Liquidation process is under way by the appointment of a liquidator, and the Group has been reclassified the invested amount as assets held for sale as of December 31, 2019.
(*7)	The liquidation process has been completed during the year ended December 31, 2019.
(*8)	The Group does not hold a stake, but it is included in subsidiaries because the Group has control over KEPCO-LG CNS Mangilao Holdings LLC with nomination rights among 4 out of 6 board members.

(2)	Subsidiaries newly included in and excluded from consolidation for the year ended December 31, 2019 are as follows:

<Subsidiaries newly included in consolidation during the year ended December 31, 2019.>

Subsidiaries	Reason
KNF Partners Co., Ltd.	Newly established
KOSPO USA Inc.	Newly established
Nambu USA LLC	Newly established
Tamra Offshore Wind Power Co., Ltd.	Additional acquisition
KEPCO MCS Co., Ltd.	Newly established
KEPCO FMS Co., Ltd.	Newly established
Firstkeepers Co., Ltd.	Newly established
Secutec Co., Ltd.	Newly established
SE Green Energy Co., Ltd.	Additional acquisition
KEPCO Mangilao America LLC	Newly established
Mangilao Intermediate Holdings LLC	Newly established
KEPCO CSC Co., Ltd.	Newly established
KOAK Power Limited	Newly established
KOMIPO Europe B.V.	Newly established
Haenanum Energy Fund	Newly established
Paju Ecoenergy Co., Ltd.	Newly established

<Subsidiaries excluded from consolidation during the year ended December 31, 2019>

Subsidiaries	Reason
KEPCO Singapore Holdings Pte., Ltd.	Liquidation
Korea Electric Power Nigeria Ltd.	Liquidation
Garolim Tidal Power Plant Co., Ltd.	Under Liquidation Process

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2019 and 2018 are as follows:

In millions of won
2019
Subsidiaries	Total assets	Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~59,570,219	33,917,275	8,969,072	306,007
Korea South-East Power Co., Ltd.	10,938,358	5,866,642	5,385,387	41,006
Korea Midland Power Co., Ltd.	12,684,828	8,977,766	4,479,707	(28,449)
Korea Western Power Co., Ltd.	10,514,438	6,637,451	4,448,992	(46,061)
Korea Southern Power Co., Ltd.	10,884,799	6,608,301	5,084,907	(41,342)
Korea East-West Power Co., Ltd.	9,724,311	5,022,921	4,855,964	56,698
KEPCO Engineering & Construction Company, Inc.	735,207	242,994	448,635	26,398
KEPCO Plant Service & Engineering Co., Ltd.	1,356,983	294,757	1,244,613	157,737
KEPCO Nuclear Fuel Co., Ltd.	831,604	429,799	309,055	24,618
KEPCO KDN Co., Ltd.	604,458	159,807	625,567	42,205
KEPCO International HongKong Ltd.	138,942	633	—	3,330
KEPCO International Philippines Inc.	107,224	371	—	67,991
KEPCO Gansu International Ltd.	10,448	545	—	(20)
KEPCO Philippines Holdings Inc.	200,503	6,656	—	66,200
KEPCO Philippines Corporation	6,706	332	—	(52)
KEPCO Ilijan Corporation	371,377	56,156	95,072	40,818
KEPCO Lebanon SARL	1,835	9,786	—	255
KEPCO Neimenggu International Ltd.	200,858	—	—	(354)
KEPCO Shanxi International Ltd.	538,604	208,895	—	151
KOMIPO Global Pte Ltd.	269,302	463	—	10,400
KEPCO Netherlands B.V.	122,577	101	—	948
KOREA Imouraren Uranium Investment Corp.	14,173	111	—	(49,716)
KEPCO Australia Pty., Ltd.	364	14	—	(395,914)
KOSEP Australia Pty., Ltd.	32,782	2,911	15,514	3,935
KOMIPO Australia Pty., Ltd.	40,898	2,909	15,514	3,766
KOWEPO Australia Pty., Ltd.	44,182	5,772	15,514	2,761
KOSPO Australia Pty., Ltd.	37,254	5,012	15,514	2,638
KEPCO Middle East Holding Company	102,164	87,834	—	5,934
Qatrana Electric Power Company	490,723	322,857	20,773	21,807
KHNP Canada Energy, Ltd.	44,639	43	—	(10)
KEPCO Bylong Australia Pty., Ltd.	45,207	355,163	—	(220,909)
Korea Waterbury Uranium Limited Partnership	20,717	167	—	(77)
KEPCO Holdings de Mexico	187	25	—	(14)
KST Electric Power Company	539,952	449,459	55,783	(20,797)
KEPCO Energy Service Company	2,262	1,995	5,984	(481)
KEPCO Netherlands S3 B.V.	50,352	49	—	2,637
PT. KOMIPO Pembangkitan Jawa Bali	12,391	5,719	18,722	4,312
PT. Cirebon Power Service	2,089	313	8,049	406
KOWEPO International Corporation	—	10	—	(2)
KOSPO Jordan, LLC	17,489	1,521	10,878	2,634
EWP Philippines Corporation	1,691	888	—	(111)
EWP America Inc. (*1)	66,622	2,619	21,719	(6,497)
KNF Canada Energy Limited	1,933	24	—	(48)
EWP Barbados 1 SRL	279,295	1,031	2,914	2,368
Gyeonggi Green Energy Co., Ltd.	194,425	159,078	13,717	(73,394)
PT. Tanggamus Electric Power	228,601	195,826	2,256	(4,529)
Gyeongju Wind Power Co., Ltd.	113,745	75,427	15,548	3,384
KOMIPO America Inc.	9,424	593	118	(1,033)
KOSEP USA, Inc.	1	5,147	—	(119)
PT. EWP Indonesia	34,455	5	—	5,124
KEPCO Netherlands J3 B.V.	120,006	74	—	(79)
Korea Offshore Wind Power Co., Ltd.	284,495	117,527	—	(12,768)
Global One Pioneer B.V.	180	73	—	(86)
Global Energy Pioneer B.V.	348	80	—	(90)
Mira Power Limited	356,111	285,577	—	(971)
KOSEP Material Co., Ltd.	2,788	1,186	3,357	22
Commerce and Industry Energy Co., Ltd.	90,637	43,985	32,728	(7,532)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2019 and 2018 are as follows, continued:

In millions of won
2019
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
KEPCO KPS Philippines Corp.	~~W~~	5,198	1,341	6,246	2
KOSPO Chile SpA		134,827	49,183	—	(456)
PT. KOWEPO Sumsel Operation And Maintenance Services		135	262	—	(1,104)
HeeMang Sunlight Power Co., Ltd.		12,185	8,545	643	75
Fujeij Wind Power Company		218,333	196,964	—	5,515
KOSPO Youngnam Power Co., Ltd.		398,495	307,226	318,338	3,514
VI Carbon Professional Private Special Asset Investment Trust 1		3,002	—	—	12
Chitose Solar Power Plant LLC		121,457	106,254	17,103	5,480
KEPCO Energy Solution Co., Ltd.		308,188	2,142	2,843	2,805
Solar School Plant Co., Ltd.		208,730	3,269	1,962	2,553
KOSPO Power Services Limitada		3,244	1,564	10,013	452
Energy New Industry Specialized Investment Private Investment Trust (*2)		100,116	17,359	2,418	(7,735)
KOEN Bylong Pty., Ltd.		—	39	—	(14)
KOMIPO Bylong Pty., Ltd.		4	43	—	(14)
KOWEPO Bylong Pty., Ltd.		4	40	—	(12)
KOSPO Bylong Pty., Ltd.		4	40	—	(12)
EWP Bylong Pty., Ltd.		4	40	—	(12)
KOWEPO Lao International		5,430	575	4,308	1,584
KEPCO US Inc.		17,231	—	—	—
KEPCO Alamosa LLC		33,515	183	145	(311)
KEPCO Solar of Alamosa, LLC (formerly, Cogentrix of Alamosa, LLC)		65,468	50,348	8,739	(1,902)
KEPCO-LG CNS Mangilao Holdings LLC		27,439	30,287	—	(1,240)
Mangilao Investment LLC		39,972	—	—	—
KEPCO-LG CNS Mangilao Solar, LLC		39,373	11	—	(524)
Jeju Hanlim Offshore Wind Co., Ltd.		14,328	558	—	(2,459)
PT. Siborpa Eco Power		11,574	71	—	(1,165)
PT. Korea Energy Indonesia		1,592	121	2,462	323
KOLAT SpA		31,178	167	656	(296)
KEPCO California, LLC		44,074	936	358	(513)
KEPCO Mojave Holdings, LLC		103,815	69,544	—	(4,215)
Incheon Fuel Cell Co., Ltd.		22,669	475	—	(1,010)
KOEN Service Co., Ltd.		5,347	4,252	25,890	543
KOMIPO Service Co., Ltd.		3,327	2,622	24,556	146
KOWEPO Service Co., Ltd.		4,228	3,302	23,982	389
KOSPO Service Co., Ltd.		3,493	2,788	18,741	135
EWP Service Co., Ltd.		4,786	4,064	20,837	162
PT. KOMIPO Energy Indonesia		2,647	196	1,392	79
KNF partners Co., Ltd.		1,378	890	3,383	187
KOSPO USA Inc.		5,896	127	—	(1,408)
Nambu USA LLC		245	1	—	245
Tamra Offshore Wind Power Co., Ltd.		156,708	121,724	19,670	1,154
KEPCO MCS Co., Ltd.		26,510	22,151	129,393	3,408
KEPCO FMS Co., Ltd.		11,336	10,638	37,627	198
Firstkeepers Co., Ltd.		1,552	2,800	121	(2,239)
Secutec Co., Ltd.		322	229	—	(597)
SE Green Energy Co., Ltd.		132,727	105,619	—	816
KEPCO Mangilao America LLC		—	—	—	—
Mangilao Intermediate Holdings LLC		13,220	12,774	—	(66)
KEPCO CSC Co., Ltd.		837	51	—	(14)
KOAK Power Limited		15,930	—	—	—
KOMIPO Europe B.V.		7,362	—	—	(286)
Haenanum Energy Fund		28,101	1	—	1
Paju Ecoenergy Co., Ltd.		53,839	—	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2019 and 2018 are as follows, continued:

In millions of won
2018
Subsidiaries	Total assets	Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~55,792,704	30,484,104	8,858,717	(137,613)
Korea South-East Power Co., Ltd.	9,997,758	4,948,553	5,521,038	25,736
Korea Midland Power Co., Ltd.	10,839,218	7,088,013	4,368,467	(38,142)
Korea Western Power Co., Ltd.	9,902,752	5,965,410	4,841,261	(28,157)
Korea Southern Power Co., Ltd.	9,810,985	5,463,721	5,539,793	55,439
Korea East-West Power Co., Ltd.	8,744,380	4,092,460	4,933,525	3,345
KEPCO Engineering & Construction Company, Inc.	771,480	310,100	433,701	12,937
KEPCO Plant Service & Engineering Co., Ltd.	1,275,365	296,428	1,239,604	160,791
KEPCO Nuclear Fuel Co., Ltd.	817,416	434,439	230,667	15,835
KEPCO KDN Co., Ltd.	566,807	159,423	622,154	60,016
Garolim Tidal Power Plant Co., Ltd.	608	345	—	(11)
KEPCO International HongKong Ltd.	140,101	1	—	3,307
KEPCO International Philippines Inc.	107,948	1,475	—	52,539
KEPCO Gansu International Ltd.	12,047	515	—	(24)
KEPCO Philippines Holdings Inc.	188,551	9,775	—	53,219
KEPCO Philippines Corporation	6,394	213	—	54
KEPCO Ilijan Corporation	431,444	53,413	99,844	49,631
KEPCO Lebanon SARL	1,509	9,686	—	413
KEPCO Neimenggu International Ltd.	194,336	—	—	20,829
KEPCO Shanxi International Ltd.	519,991	201,732	—	290
KOMIPO Global Pte Ltd.	250,456	961	—	11,478
KEPCO Netherlands B.V.	130,460	77	—	26,550
KOREA Imouraren Uranium Investment Corp.	63,517	171	—	(89,852)
KEPCO Australia Pty., Ltd.	439,719	14	—	49
KOSEP Australia Pty., Ltd.	37,057	2,832	20,294	7,315
KOMIPO Australia Pty., Ltd.	39,066	4,659	20,294	7,193
KOWEPO Australia Pty., Ltd.	39,341	4,702	20,294	7,316
KOSPO Australia Pty., Ltd.	36,525	3,585	20,294	9,520
KEPCO Middle East Holding Company	101,201	92,862	—	3,043
Qatrana Electric Power Company	484,383	326,486	18,766	21,170
KHNP Canada Energy, Ltd.	49,776	35	—	(26)
KEPCO Bylong Australia Pty., Ltd.	254,398	315,921	—	(29,573)
Korea Waterbury Uranium Limited Partnership	20,890	142	—	(74)
Korea Electric Power Nigeria Ltd.	112	39	727	(93)
KEPCO Holdings de Mexico	248	57	—	(11)
KST Electric Power Company	535,807	457,867	109,735	10,274
KEPCO Energy Service Company	1,940	1,454	5,117	(232)
KEPCO Netherlands S3 B.V.	46,518	38	—	1,226
PT. KOMIPO Pembangkitan Jawa Bali	11,405	5,472	20,320	3,925
PT. Cirebon Power Service	1,588	273	7,228	177
KOWEPO International Corporation	—	8	—	—
KOSPO Jordan LLC	16,315	3,432	34,371	1,907
EWP Philippines Corporation	1,684	829	—	(11)
EWP America Inc. (*1)	72,525	4,903	29,557	(4,483)
KNF Canada Energy Limited	1,801	20	—	(45)
EWP Barbados 1 SRL	268,033	1,581	688	11,221
Gyeonggi Green Energy Co., Ltd.	293,812	185,043	96,442	25,121
PT. Tanggamus Electric Power	216,321	187,502	26,832	9,338
Gyeongju Wind Power Co., Ltd.	122,303	83,348	21,906	8,803
KOMIPO America Inc.	10,092	572	—	(885)
KOSEP USA, Inc.	1	4,857	—	4,341
PT. EWP Indonesia	7,444	14	—	3,138
KEPCO Netherlands J3 B.V.	115,978	77	—	(104)
Korea Offshore Wind Power Co., Ltd.	216,114	36,377	—	(8,473)
Global One Pioneer B.V.	162	87	—	(113)
Global Energy Pioneer B.V.	325	74	—	(102)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2019 and 2018 are as follows, continued:

In millions of won
2018
Subsidiaries	Total assets	Total liabilities	Sales	Profit (loss) for the period
Mira Power Limited	~~W~~277,525	213,104	—	(980)
KOSEP Material Co., Ltd.	2,862	1,249	3,240	377
Commerce and Industry Energy Co., Ltd.	92,872	88,009	27,937	(6,091)
KEPCO Singapore Holdings Pte., Ltd.	582	9	—	(31)
KEPCO KPS Philippines Corp.	7,501	358	4,815	766
KOSPO Chile SpA	139,814	57,502	—	1,016
PT. KOWEPO Sumsel Operation And Maintenance Services	1,313	394	4,343	(654)
HeeMang Sunlight Power Co., Ltd.	10,915	7,626	146	(192)
Fujeij Wind Power Company	217,796	212,435	—	(1,033)
KOSPO Youngnam Power Co., Ltd.	413,472	325,589	369,669	8,155
VI Carbon Professional Private Special Asset Investment Trust 1	3,002	—	—	12
Chitose Solar Power Plant LLC	115,505	105,079	15,022	872
KEPCO Energy Solution Co., Ltd.	304,103	849	5,584	2,532
Solar School Plant Co., Ltd.	204,282	1,366	1,149	2,033
KOSPO Power Services Limitada	3,045	596	9,610	1,132
Energy New Industry Specialized Investment Private Investment Trust (*2)	66,498	1,014	—	(1,140)
KOEN Bylong Pty., Ltd.	5,544	26	—	(10)
KOMIPO Bylong Pty., Ltd.	5,544	26	—	(25)
KOWEPO Bylong Pty., Ltd.	5,544	26	—	—
KOSPO Bylong Pty., Ltd.	5,544	26	—	(25)
EWP Bylong Pty., Ltd.	5,544	16	—	(15)
KOWEPO Lao International	3,800	1,015	2,899	895
KEPCO US Inc.	16,640	—	—	6
KEPCO Alamosa LLC	32,346	79	750	(688)
KEPCO Solar of Alamosa, LLC (formerly, Cogentrix of Alamosa, LLC)	64,223	48,819	9,015	200
KEPCO-LG CNS Mangilao Holdings LLC	25,642	27,197	—	(1,144)
Mangilao Investment LLC	25,641	—	—	—
KEPCO-LG CNS Mangilao Solar, LLC	25,406	146	—	(104)
Jeju Hanlim Offshore Wind Co., Ltd.	16,557	328	—	(925)
PT. Siborpa Eco Power	12,363	141	—	(1,771)
PT. Korea Energy Indonesia	1,183	60	1,459	223
KOLAT SpA	38,362	474	585	(186)
KEPCO California, LLC	42,171	21	—	(332)
KEPCO Mojave Holdings, LLC	103,189	65,730	—	(3,959)
Incheon Fuel Cell Co., Ltd.	23,626	415	—	(201)
KOEN Service Co., Ltd.	583	31	—	(48)
KOMIPO Service Co., Ltd.	576	17	—	(41)
KOWEPO Service Co., Ltd.	750	227	—	(77)
KOSPO Service Co., Ltd.	576	6	—	(30)
EWP Service Co., Ltd.	667	97	—	(30)
PT. KOMIPO Energy Indonesia	2,236	—	—	—

(*1)

Financial information of EWP America Inc. includes that of six other subsidiaries, EWP Renewable Corporation, DG Fairhaven Power, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC, and EWPRC Biomass Holdings, LLC.

(*2)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of three other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1 and Songhyun e-New Industry Fund.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

16.	Consolidated Subsidiaries, Continued

(4)	Significant restrictions on the Group’s power over the subsidiaries as of December 31, 2019 are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~35 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors.

KOSPO Youngnam Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Incheon Fuel Cell Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~20 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors.

(5)	As of December 31, 2019, the Group has following entitlements in relation to its subsidiaries as per its shareholder’s agreements:

Company	Group’s unexercised entitlements
KOSPO Youngnam Power Co., Ltd.	The Group holds the right to purchase all shares held by the financial investors of KOSPO Youngnam Power Co., Ltd., a subsidiary of the Group, at face value of the issued shares on the 7th and 12th years from the Group’s establishment date.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

16.	Consolidated Subsidiaries, Continued

(6)	Details of non-controlling interest prior to intra-group eliminations as of and for the years ended December 31, 2019 and 2018 are as follows:

In millions of won
2019
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	173,931	779,764	257,593	864,596	2,075,884
Non-current assets		197,446	577,219	477,614	3,169,317	4,421,596
Current liabilities		(11,990)	(247,737)	(223,522)	(450,311)	(933,560)
Non-current liabilities		(44,166)	(47,020)	(19,472)	(2,193,501)	(2,304,159)
Net assets		315,221	1,062,226	492,213	1,390,101	3,259,761
Book value of non-controlling interest		154,458	520,491	166,959	551,423	1,393,331
Sales		95,072	1,244,613	448,635	855,023	2,643,343
Profit for the period		40,818	157,737	26,398	(48,963)	175,990
Profit for the period attributable to non-controlling interest		20,001	77,291	8,954	(24,264)	81,982
Cash flows from operating activities		101,707	164,373	27,081	219,450	512,611
Cash flows from investing activities		4,458	(89,159)	47,219	(356,434)	(393,916)
Cash flows from financing activities before dividends to non-controlling interest		(68,678)	(44,332)	(34,632)	223,233	75,591
Dividends to non-controlling interest		(48,750)	(39,466)	(1,807)	(9,233)	(99,256)
Effect of exchange rate fluctuation		2,111	(593)	(14)	2,501	4,005
Net increase (decrease) of cash and cash equivalents		(9,152)	(9,177)	37,847	79,517	99,035

In millions of won
2018
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	163,622	628,725	281,390	956,928	2,030,665
Non-current assets		267,822	646,640	490,090	2,760,500	4,165,052
Current liabilities		(16,819)	(270,097)	(248,402)	(559,552)	(1,094,870)
Non-current liabilities		(36,594)	(26,331)	(61,698)	(1,933,583)	(2,058,206)
Net assets		378,031	978,937	461,380	1,224,293	3,042,641
Book value of non-controlling interest		185,235	479,679	156,500	680,963	1,502,377
Sales		99,844	1,239,604	433,701	966,037	2,739,186
Profit for the period		49,631	160,791	12,937	92,457	315,816
Profit for the period attributable to non-controlling interest		24,319	78,788	4,388	28,475	135,970
Cash flows from operating activities		92,822	129,700	81,042	110,448	414,012
Cash flows from investing activities		(4,452)	(123,593)	(50,569)	35,167	(143,447)
Cash flows from financing activities before dividends to non-controlling interest		(53,733)	(33,737)	(14,591)	(374,669)	(476,730)
Dividends to non-controlling interest		(51,626)	(32,414)	(2,839)	(23,452)	(110,331)
Effect of exchange rate fluctuation		2,840	(124)	31	1,304	4,051
Net increase (decrease) of cash and cash equivalents		(14,149)	(60,168)	13,074	(251,202)	(312,445)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

16.	Consolidated Subsidiaries, Continued

(7)	Changes in goodwill

(i) Details of goodwill as of December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Acquisition cost	~~W~~	97,977	2,582
Accumulated impairment		—	—

Carrying book value	~~W~~	97,977	2,582

(ii) Changes in goodwill for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019
	Beginning		Increase	Decrease	Ending
Acquisition cost	~~W~~	2,582	95,395	—	97,977
Accumulated impairment		—	—	—	—
Carrying book value		2,582	95,395	—	97,977

In millions of won	2018
	Beginning		Increase	Decrease	Ending
Acquisition cost	~~W~~	2,582	—	—	2,582
Accumulated impairment		—	—	—	—
Carrying book value		2,582	—	—	2,582

(8)	Disposals of subsidiaries

The Group has completed liquidation process of KEPCO Singapore Holdings Pte., Ltd., and Korea Electric Power Nigeria Ltd., and is in the process of liquidating Garolim Tidal Power Plant Co., Ltd., as of December 31, 2019.

(i) The fair value of proceeds from disposal as of December 31, 2019 is as follows:

In millions of won	2019
Consideration received in cash and cash equivalents	~~W~~	4
Net assets transferred due to liquidation		—

Total	~~W~~	4

(ii) The carrying value of assets and liabilities of subsidiaries as at the date the Group lost its control during the year ended December 31, 2019 is as follows:

In millions of won	2019
Assets
Cash and cash equivalents	~~W~~	97
Other non-financial assets		1
PP&E and intangible assets		2
Liabilities
Trade and other payables		3
Other non-financial liabilities		24

Net assets disposed	~~W~~	73

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

16.	Consolidated Subsidiaries, Continued

(8)	Disposals of subsidiaries, continued

(iii) Loss from disposals of subsidiaries for the year ended December 31, 2019 is as follows:

In millions of won	2019
Fair value of proceeds from disposal	~~W~~	4
Net assets disposed		(73)
Realization of unrealized gain (loss)		(187)

Loss from disposals of subsidiaries (*1)	~~W~~	(256)

(*1)	Loss from disposals of subsidiaries is included in the ‘Loss on disposal of investments in subsidiaries’ in the consolidated statements of comprehensive income (loss).

(iv)	Net cash flow from disposals of subsidiaries for the year ended December 31, 2019 is as follows:

In millions of won	2019
Consideration received in cash and cash equivalents	~~W~~	4
Less: cash and cash equivalents held by disposed subsidiaries		(97)

Net cash flow	~~W~~	(93)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of December 31, 2019 and 2018 are as follows:

In millions of won
2019
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%	~~W~~	94,500	1,693,967
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	KOREA	29.00%		4,727	25,393
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	39,747
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	43.90%		48,353	1,411
Gangwon Wind Power Co., Ltd. (*2)	Power generation	KOREA	15.00%		5,725	12,327
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	124,253
Korea Power Exchange (*5)	Management of power market and others	KOREA	100.00%		127,839	258,899
Hyundai Energy Co., Ltd. (*8)	Power generation	KOREA	30.66%		71,070	—
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36.10%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	7,039
Taeback Guinemi Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,420	2,553
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,875	5,877
Daeryun Power Co., Ltd. (*3)	Power generation	KOREA	9.34%		40,854	26,247
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	8,520
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	2,382
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	63,583
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	670,896
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	123,425
KNOC Nigerian East Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	29,355
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	445,141
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	115,784
Pioneer Gas Power Limited (*7)	Power generation	INDIA	38.50%		49,831	—
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		87,426	72,935
Hadong Mineral Fiber Co., Ltd. (*3)	Recycling fly ashes	KOREA	8.33%		50	—
Green Biomass Co., Ltd. (*10)	Power generation	KOREA	7.85%		714	108
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	1,438
Samcheok Eco Materials Co., Ltd. (*9)	Recycling fly ashes	KOREA	2.35%		686	—
Noeul Green Energy Co., Ltd.	Power generation	KOREA	29.00%		1,740	6,610
Naepo Green Energy Co., Ltd.	Power generation	KOREA	41.67%		29,200	—
Goseong Green Energy Co., Ltd. (*2)	Power generation	KOREA	1.12%		2,900	2,340
Gangneung Eco Power Co., Ltd. (*2)	Power generation	KOREA	1.61%		2,900	2,430
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		72,000	66,956
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		194	215
Dongducheon Dream Power Co., Ltd. (*14)	Power generation	KOREA	33.61%		148,105	76,547
Jinbhuvish Power Generation Pvt. Ltd. (*2)	Power generation	INDIA	5.16%		9,000	—
Daejung Offshore Wind Power Co., Ltd. (*16)	Power generation	KOREA	49.90%		5,190	2,361
GS Donghae Electric Power Co., Ltd. (*16)	Power generation	KOREA	34.00%		204,000	255,983
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	2,060
Busan Green Energy Co., Ltd.	Power generation	KOREA	29.00%		5,243	10,637
Gunsan Bio Energy Co., Ltd. (*2)	Power generation	KOREA	18.87%		1,000	—
Korea Electric Vehicle Charging Service	Electric vehicle charge service	KOREA	28.00%		2,800	1,063
Korea Nuclear Partners Co., Ltd.	Electric material agency	KOREA	29.00%		290	—
Korea Electric Power Corporation Fund (*11)	Developing electric enterprises	KOREA	98.09%		51,500	41,126
Energy Infra Asset Management Co., Ltd. (*3)	Asset management	KOREA	9.90%		297	791
Daegu clean Energy Co., Ltd.	Renewable power generation	KOREA	28.00%		140	13
YaksuESS Co., Ltd.	Installing ESS related equipment	KOREA	29.00%		210	516
Nepal Water & Energy Development Company Private Limited (*13)	Construction and operation of utility plant	NEPAL	57.76%		35,571	31,145
Gwangyang Green Energy Co., Ltd.	Power generation	KOREA	20.00%		2,000	948
PND solar., Ltd.	Power generation	KOREA	29.00%		1,250	1,144
Hyundai Eco Energy Co., Ltd. (*2)	Power generation	KOREA	19.00%		3,610	3,781
YeongGwang Yaksu Wind Electric. Co., Ltd (*2)	Power generation	KOREA	9.63%		533	386

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2019 and 2018 are as follows, continued:

In millions of won
2019
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Green Energy Electricity Generation Co., Ltd.	Power generation	KOREA	29.00%	~~W~~	1,189	163
Korea Energy Solutions Co., Ltd.	R & D	KOREA	20.00%		300	259
ITR Co., Ltd.	R & D	KOREA	20.00%		50	33
Structure test network Co., Ltd.	Technical testing and consulting	KOREA	20.00%		25	21
Namjeongsusang Solar Power Operation Co., Ltd.(*18)	Power generation	KOREA	15.00%		969	812
Indeck Niles Development, LLC (*23)	Power generation	USA	50.00%		—	—
Indeck Niles Asset Management, LLC	Power generation	USA	33.33%		—	87
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	Holding company	KOREA	49.00%		7,105	7,126
Suwon New Power Co., Ltd.	Power generation	KOREA	39.90%		798	798
KPGE Inc.	Power generation materials business	KOREA	29.00%		287	287
Gwangbaek Solar Power Investment Co., Ltd. (*21)	Power generation	KOREA	19.00%		2,054	2,054
Goduk Clean Energy Co., Ltd. (*20)	Fuel cell generation	KOREA	61.00%		1,830	1,830

					2,539,956	4,251,802

<Joint ventures>
KEPCO-Uhde Inc. (*6)	Power generation	KOREA	52.80%		11,355	134
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		44,405	18,318
Shuweihat Asia Operation & Maintenance Company (*6)	Maintenance of utility plant	CAYMAN	55.00%		30	1,408
Waterbury Lake Uranium L.P.	Resources development	CANADA	33.48%		26,602	20,562
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	19,376
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	16,248
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	2,441
KEPCO SPC Power Corporation (*6)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	214,794
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	8,149
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	185,307
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	41,024
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	109,096
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	6,879
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	253,607
KW Nuclear Components Co., Ltd.	Manufacturing	KOREA	45.00%		833	9,052
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	5,045
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	571
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29.00%		1,856	2,883
Amman Asia Electric Power Company (*6)	Power generation	JORDAN	60.00%		111,476	192,164
KAPES, Inc. (*6)	R&D	KOREA	51.00%		5,629	10,832
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,480	4,375
Jeongam Wind Power Co., Ltd. (*16)	Power generation	KOREA	40.00%		5,580	4,437
Korea Power Engineering Service Co., Ltd. (*16)	Construction and service	KOREA	29.00%		290	4,902
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	34,872
Yeonggwangbaeksu Wind Power Co., Ltd. (*3)	Power generation	KOREA	15.00%		3,000	3,040
Nghi Son 2 Power LLC	Power generation	VIETNAM	50.00%		2,781	—
Kelar S.A (*6)	Power generation	CHILE	65.00%		78,060	70,462
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		26,892	34,327
Incheon New Power Co., Ltd.	Power generation	KOREA	29.00%		461	—
Seokmun Energy Co., Ltd.	Power generation	KOREA	29.00%		15,370	17,342
Daehan Wind Power PSC	Power generation	JORDAN	50.00%		3,191	1,757
Barakah One Company (*12)	Power generation	UAE	18.00%		118	—
Nawah Energy Company (*12)	Operation of utility plant	UAE	18.00%		296	285
MOMENTUM	International thermonuclear experimental reactor construction management	FRANCE	33.33%		1	553
Daegu Green Power Co., Ltd.	Power generation	KOREA	29.00%		46,225	22,824
Yeonggwang Wind Power Co., Ltd.	Power generation	KOREA	46.00%		17,475	17,627
Chester Solar IV SpA	Power generation	CHILE	45.00%		1,700	672

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2019 and 2018 are as follows, continued:

In millions of won
2019
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
Chester Solar V SpA	Power generation	CHILE	45.00%	~~W~~	525	146
Diego de Almagro Solar SpA	Power generation	CHILE	45.00%		2,091	1,035
South Jamaica Power Company Limited	Power generation	JAMAICA	20.00%		20,521	13,863
Daesan Green Energy Co., Ltd.	Power generation	KOREA	35.00%		17,850	17,182
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	42,070
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	31,156
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	42,916
RE Astoria 2 LandCo LLC	Power generation	USA	50.00%		5,188	5,602
RE Barren Ridge LandCo LLC	Power generation	USA	50.00%		2,187	1,966
Laurel SpA	Power generation	CHILE	45.00%		1,222	595
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd (*3)	Power generation	AUSTRALIA	12.37%		4,095	4,024
Chile Solar JV SpA	Power generation	CHILE	50.00%		37,689	34,859
Taebaek Gadeoksan Wind Power Co., Ltd.	Power generation	KOREA	37.78%		8,500	7,846
Cheong-Song Noraesan Wind Power Co., Ltd.	Power generation	KOREA	29.01%		3,200	3,043
Chester Solar I SpA	Power generation	CHILE	45.00%		1,181	1,157
Solar Philippines Calatagan Corporation	Power generation	PHILIPPINES	38.00%		47,903	48,930
Saemangeum Solar Power Co., Ltd.(*22)	Power generation	KOREA	81.00%		10,000	8,324
Chungsongmeon BongSan wind power Co., Ltd.	Power generation	KOREA	29.00%		2,900	2,764
Jaeun Resident Wind Power Plant Co., Ltd.	Power generation	KOREA	29.00%		2,494	2,198
DE Energia SpA	Power generation	CHILE	49.00%		8,364	8,665
Dangjin Eco Power Co., Ltd. (newly) (*15)	Power generation	KOREA	34.00%		25,661	25,661
Haemodum Solar Co., Ltd.	Power generation	KOREA	49.00%		2,940	2,940
Yangyang Wind Power Co., Ltd. (*17)	Power generation	KOREA	99.54%		10,800	10,800
HORUS SOLAR, S.A. DE C.V. (*19)	Renewable power generation	MEXICO	14.95%		3,403	3,403
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V. (*19)	Renewable power generation	MEXICO	14.95%		672	672
SUNMEX RENOVABLES, S.A. DE C.V. (*19)	Renewable power generation	MEXICO	14.95%		222	222
Stavro Holding II AB	Holding company	SWEDEN	20.00%		5,524	5,625

					1,475,696	1,663,029

				~~W~~	4,015,652	5,914,831

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.
(*2)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Group’s financial and operating policy of the board of directors.

(*3)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.

(*4)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Group has significant financial transactions, which can affect its influence on the entity.

(*5)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(*6)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For this reason, the entities are classified as joint ventures.

(*7)	As of reporting date, the annual reporting period of all associates and joint ventures ends on December 31, except for Pioneer Gas Power Limited whose reporting period ends on March 31.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2019 and 2018 are as follows, continued:

(*8)

As of December 31, 2019, 15.64% of ownership of Hyundai Energy Co., Ltd. is held by NH Power ll Co., Ltd. and NH Bank. According to the shareholders’ agreement reached on March 2011, not only does the Group have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power ll Co., Ltd. and NH Bank with a certain rate of return, NH Power ll Co., Ltd. and NH Bank also have put options to dispose of their investment to the Group. In connection with this agreement, the Group applied the equity method on the investment in Hyundai Energy Co., Ltd. with 46.30% of ownership.

(*9)	The Group’s effective percentage of ownership excluding the redeemable convertible preferred stock is 25.54%.
(*10)

The effective percentage of ownership is less than 20% but the Group can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity and the fact that the dominant portion of the investee’s sales transactions is generated from the Group.

(*11)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. For this reason, the entity is classified as an associate.

(*12)

The effective percentage of ownership is less than 20% but the Group has joint control over the entity as decisions on the major activities require the unanimous consent of the parties that collectively control the entity.

(*13)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. For this reason, the entity is classified as an associate.

(*14)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*15)

Eumseong Natural Gas Power Co., Ltd. and Dangjin Eco Solar Power Co., Ltd. were established by spin-off from Dangjin Eco Power Co., Ltd. After the spin-off, Eumseong Natural Gas Power Co., Ltd. was merged and absorbed by the Group during December 2019.

(*16)

Daejung Offshore Wind Power Co., Ltd. and GS Donghae Electric Power Co., Ltd. are reclassfied from joint ventures to associates, and Jeongam Wind Power Co., Ltd. and Korea Power Engineering Service Co., Ltd. are reclassified from associates to joint ventures during the year ended December 31, 2019.

(*17)

The temporary percentage of ownership is more than 50% due to differences in the timing of the payment. The Group is expected to exert significant influence after payment is completed in the first quarter of 2020.

(*18)

The effective percentage of ownership is less than 20%. However, the Group considers the major decision-making body to be the general decision of the board of directors, and the general decision of the board of directors can be passed only by two directors. For this reason, the entities are classified as an associate.

(*19)

The effective percentage of ownership is less than 20%. However, according to the shareholders’ agreement, decisions on the major activities must be agreed to by all ownership parties. For this reason, the entities are classified as joint ventures.

(*20)

The effective percentage of ownership is 61%. However, it seems the Group doesn’t have power on the Goduk Clean Energy Co., Ltd. due to its proportion to make decisions, which is less than 50%. The Group can exercise sginificant influence on the entity by participating in the board of directors and others.Therefore the entity is classified as an associate.

(*21)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.

(*22)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all operation related decisions must be agreed by all ownership parties. For this reason, the entity is classified as a joint venture.

(*23)

Although the investment amount is not paid as of December 31, 2019, the Group has an investment agreement on 50% of the interests. the Group can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2019 and 2018 are as follows, continued:

In millions of won
2018
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%	~~W~~	94,500	1,701,848
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	KOREA	29.00%		4,727	21,838
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	40,338
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	43.90%		48,353	3,465
Gangwon Wind Power Co., Ltd. (*2)	Power generation	KOREA	15.00%		5,725	13,220
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	127,160
Korea Power Exchange (*5)	Management of power market and others	KOREA	100.00%		127,839	251,802
AMEC Partners Korea Ltd. (*3)	Resources development	KOREA	19.00%		707	209
Hyundai Energy Co., Ltd. (*8)	Power generation	KOREA	30.66%		71,070	—
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36.10%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	5,665
Taeback Guinemi Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,420	2,569
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,875	5,419
Daeryun Power Co., Ltd. (*3)	Power generation	KOREA	9.34%		40,854	26,099
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	8,086
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	2,337
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	57,558
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	647,010
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	108,628
KNOC Nigerian East Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	31,097
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	511,646
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	114,566
Pioneer Gas Power Limited (*7)	Power generation	INDIA	38.50%		49,831	20,395
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		84,374	77,165
Hadong Mineral Fiber Co., Ltd. (*3)	Recycling fly ashes	KOREA	8.33%		50	—
Green Biomass Co., Ltd. (*10)	Power generation	KOREA	8.80%		714	115
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	365
Samcheok Eco Materials Co., Ltd. (*9)	Recycling fly ashes	KOREA	2.35%		686	—
Noeul Green Energy Co., Ltd.	Power generation	KOREA	29.00%		1,740	8,015
Naepo Green Energy Co., Ltd.	Power generation	KOREA	41.67%		29,200	—
Goseong Green Energy Co., Ltd. (*2)	Power generation	KOREA	1.12%		2,900	2,459
Gangneung Eco Power Co., Ltd. (*2)	Power generation	KOREA	1.61%		2,900	2,495
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		72,000	67,600
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		194	202
Dongducheon Dream Power Co., Ltd. (*14)	Power generation	KOREA	33.61%		148,105	76,386
Jinbhuvish Power Generation Pvt. Ltd. (*2)	Power generation	INDIA	5.16%		9,000	—
SE Green Energy Co., Ltd.	Power generation	KOREA	47.76%		3,821	3,366
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	2,002
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40.00%		5,580	4,589
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	4,333
Busan Green Energy Co., Ltd.	Power generation	KOREA	29.00%		5,243	12,537
Gunsan Bio Energy Co., Ltd. (*2)	Power generation	KOREA	18.87%		1,000	—
Korea Electric Vehicle Charging Service	Electric vehicle charge service	KOREA	28.00%		2,800	1,593
Ulleungdo Natural Energy Co., Ltd.	Renewable power generation	KOREA	29.85%		8,000	4,628
Korea Nuclear Partners Co., Ltd.	Electric material agency	KOREA	29.00%		290	175
Tamra Offshore Wind Power Co., Ltd.	Power generation	KOREA	27.00%		8,910	10,401
Korea Electric Power Corporation Fund (*11)	Developing electric enterprises	KOREA	98.09%		51,500	47,189
Energy Infra Asset Management Co., Ltd. (*3)	Asset management	KOREA	9.90%		297	665
Daegu clean Energy Co., Ltd.	Renewable power generation	KOREA	28.00%		140	17
YaksuESS Co., Ltd	Installing ESS related equipment	KOREA	29.00%		210	460
Nepal Water & Energy Development Company Private Limited (*13)	Construction and operation of utility plant	NEPAL	57.67%		33,577	30,961

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2019 and 2018 are as follows, continued:

In millions of won
2018
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
Gwangyang Green Energy Co., Ltd.	Power generation	KOREA	20.00%	~~W~~	2,000	1,206
PND solar., Ltd	Power generation	KOREA	29.00%		1,250	1,020
Hyundai Eco Energy Co., Ltd. (*2)	Power generation	KOREA	19.00%		3,610	3,388
YeongGwang Yaksu Wind Electric. Co., Ltd (*2)	Power generation	KOREA	9.63%		533	533

					2,338,421	4,064,820

<Joint ventures>
KEPCO-Uhde Inc. (*6)	Power generation	KOREA	52.80%		11,355	188
Eco Biomass Energy Sdn. Bhd. (*6)	Power generation	MALAYSIA	61.53%		14,439	—
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		44,405	27,251
Shuweihat Asia Operation & Maintenance Company (*6)	Maintenance of utility plant	CAYMAN	55.00%		30	792
Waterbury Lake Uranium L.P.	Resources development	CANADA	34.07%		26,602	19,032
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	21,379
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	15,209
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	1,918
KEPCO SPC Power Corporation (*6)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	208,306
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	9,981
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	166,162
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	39,442
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	105,328
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	5,834
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	239,632
KW Nuclear Components Co., Ltd.	Manufacturing	KOREA	45.00%		833	7,708
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	4,761
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	240,591
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	515
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29.00%		1,856	2,676
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	49.90%		5,190	2,669
Amman Asia Electric Power Company (*6)	Power generation	JORDAN	60.00%		111,476	177,357
KAPES, Inc. (*6)	R&D	KOREA	51.00%		5,629	9,079
Dangjin Eco Power Co., Ltd.	Power generation	KOREA	34.00%		61,540	19,912
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,480	4,860
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	42,505
Yeonggwangbaeksu Wind Power Co., Ltd. (*3)	Power generation	KOREA	15.00%		3,000	2,843
Nghi Son 2 Power LLC	Power generation	VIETNAM	50.00%		2,781	—
Kelar S.A (*6)	Power generation	CHILE	65.00%		78,060	72,824
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		746	7,081
Incheon New Power Co., Ltd.	Power generation	KOREA	29.00%		461	579
Seokmun Energy Co., Ltd.	Power generation	KOREA	29.00%		15,370	16,751
Daehan Wind Power PSC	Power generation	JORDAN	50.00%		3,191	1,632
Barakah One Company (*12)	Power generation	UAE	18.00%		118	3,807
Nawah Energy Company (*12)	Operation of utility plant	UAE	18.00%		296	274
MOMENTUM	International thermonuclear experimental reactor construction management	FRANCE	33.33%		1	582
Daegu Green Power Co., Ltd.	Power generation	KOREA	29.00%		46,225	41,110
Yeonggwang Wind Power Co., Ltd.	Power generation	KOREA	41.00%		15,375	15,304
Chester Solar IV SpA (*6)	Power generation	CHILE	81.82%		1,700	1,851
Chester Solar V SpA (*6)	Power generation	CHILE	81.82%		525	474
Diego de Almagro Solar SpA (*6)	Power generation	CHILE	81.82%		2,091	1,663
South Jamaica Power Company Limited	Power generation	JAMAICA	20.00%		16,231	16,124
Daesan Green Energy Co., Ltd.	Power generation	KOREA	35.00%		17,850	17,433
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	51,094
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	38,898
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	41,415
RE Astoria 2 LandCo LLC	Power generation	USA	50.00%		5,188	5,410

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2019 and 2018 are as follows, continued:

In millions of won
2018
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
RE Barren Ridge LandCo LLC	Power generation	USA	50.00%	~~W~~	2,187	1,898
Laurel SpA (*6)	Power generation	CHILE	81.82%		1,222	921
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd (*3)	Power generation	AUSTRALIA	12.37%		4,095	3,940
Chile Solar JV SpA	Power generation	CHILE	50.00%		36,654	36,865
Taebaek Gadeoksan Wind Power Co., Ltd.	Power generation	KOREA	46.58%		8,500	8,508
Cheong-Song Noraesan Wind Power Co., Ltd.	Power generation	KOREA	24.76%		2,073	2,073
Chester Solar I SpA (*6)	Power generation	CHILE	81.82%		1,181	1,181
Solar Philippines Calatagan Corporation	Power generation	PHILIPPINES	38.00%		47,903	47,903

					1,647,317	1,813,525

				~~W~~	3,985,738	5,878,345

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.
(*2)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Group’s financial and operating policy of the board of directors.

(*3)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.

(*4)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Group has significant financial transactions, which can affect its influence on the entity.

(*5)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. The Group can exercise significant influence by its right to nominate directors to the board of directors of the entity.

(*6)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For this reason, the entities are classified as joint ventures.

(*7)	As of reporting date, the annual reporting period of all associates and joint ventures ends on December 31, except for Pioneer Gas Power Limited whose reporting period ends on March 31.
(*8)

As of December 31, 2018, 15.64% of ownership of Hyundai Energy Co., Ltd. is held by NH Power ll Co., Ltd. and NH Bank. According to the shareholders’ agreement reached on March 2011, not only does the Group have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power ll Co., Ltd. and NH Bank with a certain rate of return, NH Power ll Co., Ltd. and NH Bank also have put options to dispose of their investment to the Group. In connection with this agreement, the Group applied the equity method on the investment in Hyundai Energy Co., Ltd. with 46.30% of ownership.

(*9)	The Group’s effective percentage of ownership excluding the redeemable convertible preferred stock is 25.54%.
(*10)

The effective percentage of ownership is less than 20% but the Group can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity and the fact that the dominant portion of the investee’s sales transactions is generated from the Group.

(*11)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. For this reason, the entity is classified as an associate.

(*12)

The effective percentage of ownership is less than 20% but the Group has joint control over the entity as decisions on the major activities require the unanimous consent of the parties that collectively control the entity.

(*13)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. For this reason, the entity is classified as an associate.

(*14)	The effective percentage of ownership is 34.01% considering redeemable convertible preferred stock.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(2)	The fair value of associates which are actively traded on an open market and have a readily available market value as of December 31, 2019 and 2018 are as follows:

In millions of won
Investees	2019		2018
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	~~W~~	33,089	33,609
Korea Gas Corporation		715,365	910,980
YTN Co., Ltd.		18,450	18,900
SPC Power Corporation		117,230	72,710
PT. Bayan Resources TBK		880,860	1,017,601

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2019 and 2018 are as follows:

In millions of won
2019
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,701,848	—	—	(25,704)	8,511	12,687	(3,375)	1,693,967
Korea Electric Power Industrial Development Co., Ltd.		21,838	—	—	(1,598)	5,002	—	151	25,393
YTN Co., Ltd.		40,338	—	—	(180)	(449)	5	33	39,747
Cheongna Energy Co., Ltd.		3,465	—	—	—	(2,054)	—	—	1,411
Gangwon Wind Power Co., Ltd.		13,220	—	—	(2,272)	1,379	—	—	12,327
Hyundai Green Power Co., Ltd.		127,160	—	—	(8,889)	5,982	—	—	124,253
Korea Power Exchange		251,802	—	—	—	10,907	—	(3,810)	258,899
AMEC Partners Korea Ltd.		209	—	—	—	—	3	(212)	—
Hyundai Energy Co., Ltd.		—	—	—	—	—	—	—	—
Ecollite Co., Ltd.		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		5,665	—	—	—	1,374	—	—	7,039
Taeback Guinemi Wind Power Co., Ltd.		2,569	—	—	—	(16)	—	—	2,553
Pyeongchang Wind Power Co., Ltd.		5,419	—	—	—	458	—	—	5,877
Daeryun Power Co., Ltd.		26,099	—	—	—	173	—	(25)	26,247
Changjuk Wind Power Co., Ltd.		8,086	—	—	—	434	—	—	8,520
KNH Solar Co., Ltd.		2,337	—	—	—	45	—	—	2,382
SPC Power Corporation		57,558	—	—	(14,229)	5,929	14,286	39	63,583
Gemeng International Energy Co., Ltd.		647,010	—	—	(11,468)	26,300	9,209	(155)	670,896
PT. Cirebon Electric Power		108,628	—	—	—	11,079	(65)	3,783	123,425
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(27)	(380)	407	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(29)	(349)	378	—
PT Wampu Electric Power		31,097	—	—	—	(2,867)	2	1,123	29,355
PT. Bayan Resources TBK		511,646	—	—	(71,100)	6,181	(1,586)	—	445,141
S-Power Co., Ltd.		114,566	—	—	—	1,218	—	—	115,784
Pioneer Gas Power Limited		20,395	—	—	—	(20,784)	389	—	—
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		77,165	3,052	—	—	(10,210)	2,928	—	72,935
Hadong Mineral Fiber Co., Ltd.		—	—	—	—	—	—	—	—
Green Biomass Co., Ltd.		115	—	—	—	(73)	—	66	108
PT. Mutiara Jawa		365	—	—	—	1,031	42	—	1,438
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		8,015	—	—	—	(1,395)	—	(10)	6,610
Naepo Green Energy Co., Ltd.		—	—	—	—	—	—	—	—
Goseong Green Energy Co., Ltd.		2,459	—	—	—	(119)	—	—	2,340
Gangneung Eco Power Co., Ltd.		2,495	—	—	—	(65)	—	—	2,430
Shin Pyeongtaek Power Co., Ltd.		67,600	—	—	—	(827)	198	(15)	66,956
Heang Bok Do Si Photovoltaic Power Co., Ltd.		202	—	—	—	13	—	—	215

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2019 and 2018 are as follows, continued:

In millions of won
2019
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
Dongducheon Dream Power Co., Ltd.	~~W~~	76,386	—	—	—	441	—	(280)	76,547
Jinbhuvish Power Generation Pvt. Ltd.		—	—	—	—	—	—	—	—
Daejung Offshore Wind Power Co., Ltd.		—	—	—	—	—	—	2,361	2,361
GS Donghae Electric Power Co., Ltd.		—	—	—	—	—	—	255,983	255,983
SE Green Energy Co., Ltd.		3,366	—	—	—	—	(75)	(3,291)	—
Daegu Photovoltaic Co., Ltd.		2,002	—	—	(327)	385	—	—	2,060
Jeongam Wind Power Co., Ltd.		4,589	—	—	—	(152)	—	(4,437)	—
Korea Power Engineering Service Co., Ltd.		4,333	—	—	—	508	—	(4,841)	—
Busan Green Energy Co., Ltd.		12,537	—	—	—	(1,884)	—	(16)	10,637
Gunsan Bio Energy Co., Ltd.		—	—	—	—	—	—	—	—
Korea Electric Vehicle Charging Service		1,593	—	—	—	(515)	—	(15)	1,063
Ulleungdo Natural Energy Co., Ltd.		4,628	—	—	—	(1)	—	(4,627)	—
Korea Nuclear Partners Co., Ltd. (*1)		175	—	—	—	(79)	—	(96)	—
Tamra Offshore Wind Power Co., Ltd.		10,401	—	—	—	—	—	(10,401)	—
Korea Electric Power Corporation Fund		47,189	—	—	—	(6,931)	868	—	41,126
Energy Infra Asset Management Co., Ltd.		665	—	—	—	126	—	—	791
Daegu clean Energy Co., Ltd.		17	—	—	—	(4)	—	—	13
YaksuESS Co., Ltd		460	—	—	—	56	—	—	516
Nepal Water & Energy Development Company Private Limited		30,961	—	—	—	(854)	1,038	—	31,145
Gwangyang Green Energy Co., Ltd.		1,206	—	—	—	(258)	—	—	948
PND solar., Ltd		1,020	—	—	—	124	—	—	1,144
Hyundai Eco Energy Co., Ltd.		3,388	—	—	—	393	—	—	3,781
YeongGwang Yaksu Wind Electric. Co., Ltd		533	—	—	—	(147)	—	—	386
Green Energy Electricity Generation Co., Ltd.		—	1,189	—	—	(1,026)	—	—	163
Korea Energy Solutions Co., Ltd.		—	300	—	—	(41)	—	—	259
ITR Co., Ltd.		—	50	—	—	(17)	—	—	33
Structure test network Co., Ltd.		—	25	—	—	(4)	—	—	21
Namjeongsusang Solar Power Operation Co., Ltd.		—	969	—	—	(157)	—	—	812
Indeck Niles Development, LLC		—	—	—	—	—	—	—	—
Indeck Niles Asset Management, LLC		—	—	—	(245)	333	(1)	—	87
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		—	7,105	—	—	21	—	—	7,126
Suwon New Power Co., Ltd.		—	798	—	—	—	—	—	798
KPGE Inc.		—	287	—	—	—	—	—	287
Gwangbaek Solar Power Investment Co., Ltd.		—	2,054	—	—	—	—	—	2,054
Goduk Clean Energy Co., Ltd.		—	1,830	—	—	—	—	—	1,830

	~~W~~	4,064,820	17,659	—	(136,012)	37,418	39,199	228,718	4,251,802

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2019 and 2018 are as follows, continued:

In millions of won
2019
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
<Joint ventures>
KEPCO-Uhde Inc.	~~W~~	188	—	—	—	(54)	—	—	134
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Shuweihat Asia Power Investment B.V.		27,251	—	—	(2,176)	5,288	(12,045)	—	18,318
Shuweihat Asia Operation & Maintenance Company		792	—	—	(907)	1,040	(1)	484	1,408
Waterbury Lake Uranium L.P.		19,032	—	—	—	22	1,508	—	20,562
ASM-BG Investicii AD		21,379	—	—	(4,760)	2,442	315	—	19,376
RES Technology AD		15,209	—	—	—	963	76	—	16,248
KV Holdings, Inc.		1,918	—	—	(372)	751	144	—	2,441
KEPCO SPC Power Corporation		208,306	—	—	(45,349)	48,043	3,781	13	214,794
Gansu Datang Yumen Wind Power Co., Ltd.		9,981	—	—	—	(2,050)	218	—	8,149
Datang Chifeng Renewable Power Co., Ltd.		166,162	—	—	—	16,325	2,820	—	185,307
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		39,442	—	—	—	875	707	—	41,024
Rabigh Electricity Company		105,328	—	—	—	4,355	(1,734)	1,147	109,096
Rabigh Operation & Maintenance Company Limited		5,834	—	—	(2,222)	3,070	197	—	6,879
Jamaica Public Service Company Limited		239,632	—	—	(4,631)	10,166	8,440	—	253,607
KW Nuclear Components Co., Ltd.		7,708	—	—	(208)	1,552	—	—	9,052
Busan Shinho Solar Power Co., Ltd.		4,761	—	—	(430)	714	—	—	5,045
GS Donghae Electric Power Co., Ltd.		240,591	—	—	(10,200)	25,787	—	(256,178)	—
Global Trade Of Power System Co., Ltd.		515	—	—	—	56	—	—	571
Expressway Solar-light Power Generation Co., Ltd.		2,676	—	—	—	207	—	—	2,883
Daejung Offshore Wind Power Co., Ltd.		2,669	—	—	—	(308)	—	(2,361)	—
Amman Asia Electric Power Company		177,357	—	—	—	20,648	(5,841)	—	192,164
KAPES, Inc.		9,079	—	—	—	1,767	—	(14)	10,832
Dangjin Eco Power Co., Ltd.		19,912	—	(5,359)	—	(657)	16	(13,912)	—
Honam Wind Power Co., Ltd.		4,860	—	—	(587)	102	—	—	4,375
Jeongam Wind Power Co., Ltd.		—	—	—	—	—	—	4,437	4,437
Korea Power Engineering Service Co., Ltd.		—	—	—	—	—	—	4,902	4,902
Chun-cheon Energy Co., Ltd. (*3)		42,505	—	—	—	(7,385)	—	(248)	34,872
Yeonggwangbaeksu Wind Power Co., Ltd.		2,843	—	—	—	197	—	—	3,040
Nghi Son 2 Power LLC		—	—	—	—	—	—	—	—
Kelar S.A		72,824	—	—	—	3,435	(8,416)	2,619	70,462
PT. Tanjung Power Indonesia		7,081	26,146	—	—	5,601	(4,489)	(12)	34,327
Incheon New Power Co., Ltd. (*4)		579	—	—	—	(232)	—	(347)	—
Seokmun Energy Co., Ltd.		16,751	—	—	—	591	—	—	17,342
Daehan Wind Power PSC		1,632	—	—	—	66	59	—	1,757
Barakah One Company		3,807	—	—	—	(2,668)	(1,139)	—	—
Nawah Energy Company		274	—	—	—	—	11	—	285
MOMENTUM		582	—	—	(411)	380	2	—	553
Daegu Green Power Co., Ltd. (*2)		41,110	—	—	—	3,599	—	(21,885)	22,824
Yeonggwang Wind Power Co., Ltd.		15,304	2,100	—	—	223	—	—	17,627
Chester Solar IV SpA		1,851	—	—	—	(1,746)	(55)	622	672
Chester Solar V SpA		474	—	—	—	(619)	(6)	297	146
Diego de Almagro Solar SpA		1,663	—	—	—	(1,014)	(86)	472	1,035
South Jamaica Power Company Limited		16,124	4,290	—	—	(7,131)	580	—	13,863
Daesan Green Energy Co., Ltd.		17,433	—	—	—	(251)	—	—	17,182
RE Holiday Holdings LLC		51,094	—	—	—	(6,525)	(2,500)	1	42,070
RE Pioneer Holdings LLC		38,898	—	—	(939)	(5,507)	(1,296)	—	31,156
RE Barren Ridge 1 Holdings LLC		41,415	—	—	(1,152)	4,609	(1,957)	1	42,916

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2019 and 2018 are as follows, continued:

In millions of won
2019
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
RE Astoria 2 LandCo LLC	~~W~~	5,410	—	—	(430)	430	192	—	5,602
RE Barren Ridge LandCo LLC		1,898	—	—	(194)	172	90	—	1,966
Laurel SpA		921	—	—	—	(665)	(82)	421	595
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		3,940	—	—	—	(28)	112	—	4,024
Chile Solar JV SpA		36,865	—	—	—	842	(2,849)	1	34,859
Taebaek Gadeoksan Wind Power Co., Ltd.		8,508	—	—	—	(651)	(9)	(2)	7,846
Cheong-Song Noraesan Wind Power Co., Ltd.		2,073	1,127	—	—	(153)	(4)	—	3,043
Chester Solar I SpA		1,181	—	—	—	(112)	(79)	167	1,157
Solar Philippines Calatagan Corporation		47,903	—	—	(4,633)	4,305	1,355	—	48,930
Saemangeum Solar Power Co., Ltd.		—	10,000	—	—	(1,676)	—	—	8,324
Chungsongmeon BongSan wind power Co., Ltd.		—	2,900	—	—	(136)	—	—	2,764
Jaeun Resident Wind Power Plant Co., Ltd		—	2,494	—	—	(296)	—	—	2,198
DE Energia SpA		—	8,364	—	—	647	(346)	—	8,665
Eumseong Natural Gas Power Co., Ltd.		—	—	—	—	—	—	—	—
Dangjin Eco Power Co., Ltd. (newly)		—	9,180	—	—	—	—	16,481	25,661
Haemodum Solar Co., Ltd.		—	2,940	—	—	—	—	—	2,940
Yangyang Wind Power Co., Ltd.		—	10,800	—	—	—	—	—	10,800
HORUS SOLAR, S.A. DE C.V.		—	3,403	—	—	—	—	—	3,403
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		—	672	—	—	—	—	—	672
SUNMEX RENOVABLES, S.A. DE C.V.		—	222	—	—	—	—	—	222
Stavro Holding II AB		—	5,524	—	—	(4)	122	(17)	5,625

		1,813,525	90,162	(5,359)	(79,601)	129,402	(22,189)	(262,911)	1,663,029

	~~W~~	5,878,345	107,821	(5,359)	(215,613)	166,820	17,010	(34,193)	5,914,831

(*1)

It was determined that there is objective evidence of impairment due to prolonged operating losses. As a result, the Group recognized an impairment loss of ~~W~~96 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2019.

(*2)

It was determined that there is objective evidence of impairment due to prolonged operating losses. As a result, the Group recognized an impairment loss of ~~W~~21,827 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2019.

(*3)

It was determined that there is objective evidence of impairment due to prolonged operating losses. As a result, the Group recognized an impairment loss of ~~W~~248 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2019.

(*4)

It was determined that there is objective evidence of impairment due to prolonged operating losses. As a result, the Group recognized an impairment loss of ~~W~~347 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2019.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2019 and 2018 are as follows, continued:

In millions of won
2018
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,618,868	—	—	—	107,952	(24,843)	(129)	1,701,848
Korea Electric Power Industrial Development Co., Ltd.		21,838	—	—	(1,872)	2,584	(102)	(610)	21,838
YTN Co., Ltd.		40,606	—	—	(180)	545	(186)	(447)	40,338
Cheongna Energy Co., Ltd.		8,337	—	—	—	(4,872)	—	—	3,465
Gangwon Wind Power Co., Ltd.		13,855	—	—	(2,272)	1,637	—	—	13,220
Hyundai Green Power Co., Ltd.		114,806	—	—	(8,889)	21,243	—	—	127,160
Korea Power Exchange		237,631	—	—	—	16,031	—	(1,860)	251,802
AMEC Partners Korea Ltd.		215	—	—	—	(6)	—	—	209
Hyundai Energy Co., Ltd.		—	—	—	—	—	—	—	—
Ecollite Co., Ltd.		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		5,319	—	—	(196)	542	—	—	5,665
Taeback Guinemi Wind Power Co., Ltd.		3,089	—	—	—	(520)	—	—	2,569
Pyeongchang Wind Power Co., Ltd.		4,136	—	—	—	1,283	—	—	5,419
Daeryun Power Co., Ltd. (*5)		25,113	—	—	—	(189)	184	991	26,099
Changjuk Wind Power Co., Ltd.		7,515	—	—	(416)	987	—	—	8,086
KNH Solar Co., Ltd.		2,218	—	—	—	119	—	—	2,337
SPC Power Corporation		52,283	—	—	(9,549)	4,235	10,578	11	57,558
Gemeng International Energy Co., Ltd.		649,973	—	—	(11,246)	15,156	(6,873)	—	647,010
PT. Cirebon Electric Power		97,410	—	—	(4,432)	9,385	6,265	—	108,628
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	2,615	(471)	(2,144)	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	2,342	(414)	(1,928)	—
PT Wampu Electric Power		29,403	—	—	—	408	1,286	—	31,097
PT. Bayan Resources TBK		451,831	—	—	(33,651)	74,776	18,690	—	511,646
S-Power Co., Ltd.		116,945	—	—	—	(2,326)	—	(53)	114,566
Pioneer Gas Power Limited		38,659	—	—	—	(17,684)	(580)	—	20,395
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		61,779	12,893	—	—	(479)	2,972	—	77,165
Hadong Mineral Fiber Co., Ltd.		—	—	—	—	—	—	—	—
Green Biomass Co., Ltd.		208	—	—	—	(93)	—	—	115
PT. Mutiara Jawa		—	—	—	—	349	16	—	365
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		2,067	—	—	—	5,687	—	261	8,015
Naepo Green Energy Co., Ltd. (*4)		20,598	—	—	—	(13,511)	—	(7,087)	—
Goseong Green Energy Co., Ltd.		2,597	—	—	—	(138)	—	—	2,459
Gangneung Eco Power Co., Ltd.		2,583	—	—	—	(88)	—	—	2,495
Shin Pyeongtaek Power Co., Ltd.		34,903	28,080	—	—	(2,946)	6,673	890	67,600
Heang Bok Do Si Photovoltaic Power Co., Ltd.		187	—	—	—	15	—	—	202
Dongducheon Dream Power Co., Ltd.		53,233	36,971	—	—	(13,824)	—	6	76,386
Jinbhuvish Power Generation Pvt. Ltd.		—	—	—	—	—	—	—	—
SE Green Energy Co., Ltd.		3,476	—	—	—	(110)	—	—	3,366
Daegu Photovoltaic Co., Ltd.		1,718	—	—	(128)	412	—	—	2,002
Jeongam Wind Power Co., Ltd.		3,763	—	—	—	826	—	—	4,589
Korea Power Engineering Service Co., Ltd.		3,659	—	—	(218)	929	—	(37)	4,333
Busan Green Energy Co., Ltd.		7,363	—	—	—	5,037	—	137	12,537
Gunsan Bio Energy Co., Ltd.		—	—	—	—	—	—	—	—
Korea Electric Vehicle Charging Service		1,749	196	—	—	(352)	—	—	1,593
Ulleungdo Natural Energy Co., Ltd.		6,370	—	—	—	(1,749)	—	7	4,628
Korea Nuclear Partners Co., Ltd.		383	—	—	—	(208)	—	—	175
Tamra Offshore Wind Power Co., Ltd.		8,560	—	—	—	1,841	—	—	10,401

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2019 and 2018 are as follows, continued:

In millions of won
2018
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
Korea Electric Power Corporation Fund	~~W~~	47,974	—	—	—	(505)	(280)	—	47,189
Energy Infra Asset Management Co., Ltd.		476	—	—	—	189	—	—	665
Daegu clean Energy Co., Ltd.		11	—	—	—	6	—	—	17
YaksuESS Co., Ltd		194	—	—	—	266	—	—	460
Nepal Water & Energy Development Company Private Limited		30,498	—	—	—	(770)	1,233	—	30,961
Gwangyang Green Energy Co., Ltd.		1,772	—	—	—	(566)	—	—	1,206
PND solar., Ltd		1,250	—	—	—	(230)	—	—	1,020
Hyundai Eco Energy Co., Ltd.		—	3,610	—	—	(222)	—		3,388
YeongGwang Yaksu Wind Electric. Co., Ltd		—	533	—	—	—	—	—	533

		3,837,421	82,283	—	(73,049)	216,009	14,148	(11,992)	4,064,820

<Joint ventures>
KEPCO-Uhde Inc.		258	—	—	—	(70)	—	—	188
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd. (*3)		27,262	—	—	—	743	1,009	(29,014)	—
Shuweihat Asia Power Investment B.V.		15,675	—	(1,632)	(499)	3,075	10,632	—	27,251
Shuweihat Asia Operation & Maintenance Company		663	—	—	(859)	946	42	—	792
Waterbury Lake Uranium L.P.		19,781	—	—	—	(3)	(746)	—	19,032
ASM-BG Investicii AD		21,202	—	—	(1,039)	2,236	(1,020)	—	21,379
RES Technology AD		14,375	—	—	—	812	22	—	15,209
KV Holdings, Inc.		1,918	—	—	(735)	772	(37)	—	1,918
KEPCO SPC Power Corporation		217,094	—	—	(41,601)	44,909	(12,092)	(4)	208,306
Gansu Datang Yumen Wind Power Co., Ltd.		10,840	—	—	—	(818)	(41)	—	9,981
Datang Chifeng Renewable Power Co., Ltd.		171,055	—	—	(18,859)	14,808	(842)	—	166,162
Datang KEPCO Chaoyang Renewable Power Co., Ltd. (*3)		11,060	—	—	—	582	(1,214)	29,014	39,442
Rabigh Electricity Company		99,356	—	—	(29,067)	13,305	22,371	(637)	105,328
Rabigh Operation & Maintenance Company Limited		3,987	—	—	(1,147)	2,820	174	—	5,834
Jamaica Public Service Company Limited		221,153	—	—	(4,472)	13,099	9,852	—	239,632
KW Nuclear Components Co., Ltd.		6,703	—	—	(208)	1,213	—	—	7,708
Busan Shinho Solar Power Co., Ltd.		4,346	—	—	(340)	755	—	—	4,761
GS Donghae Electric Power Co., Ltd.		220,727	—	—	—	20,061	—	(197)	240,591
Global Trade Of Power System Co., Ltd.		577	—	—	—	(62)	—	—	515
Expressway Solar-light Power Generation Co., Ltd.		2,463	—	—	—	213	—	—	2,676
KODE NOVUS I LLC (*1)		—	—	—	—	—	1,374	(1,374)	—
KODE NOVUS II LLC (*2)		—	—	—	—	—	810	(810)	—
Daejung Offshore Wind Power Co., Ltd.		2,969	—	—	—	(300)	—	—	2,669
Amman Asia Electric Power Company		145,676	—	—	—	19,604	12,077	—	177,357
KAPES, Inc.		7,476	—	—	—	1,543	—	60	9,079
Dangjin Eco Power Co., Ltd.		57,928	—	—	—	(38,042)	(65)	91	19,912
Honam Wind Power Co., Ltd.		4,302	—	—	(348)	906	—	—	4,860
Chun-cheon Energy Co., Ltd.		48,118	—	—	—	(5,613)	—	—	42,505

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2019 and 2018 are as follows, continued:

In millions of won
2018
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
Yeonggwangbaeksu Wind Power Co., Ltd.	~~W~~	2,734	—	—	—	109	—	—	2,843
Nghi Son 2 Power LLC		183	—	—	—	2,657	(2,840)	—	—
Kelar S.A		67,233	—	—	—	2,732	2,859	—	72,824
PT. Tanjung Power Indonesia		1,776	—	—	—	3,373	1,928	4	7,081
Incheon New Power Co., Ltd.		619	—	—	(41)	1	—	—	579
Seokmun Energy Co., Ltd.		13,786	—	—	—	2,965	—	—	16,751
Daehan Wind Power PSC		—	2,288	—	—	(1,311)	37	618	1,632
Barakah One Company		626	—	—	—	2,162	1,019	—	3,807
Nawah Energy Company		258	—	—	—	4	12	—	274
MOMENTUM		391	—	—	—	195	(4)	—	582
Daegu Green Power Co., Ltd.		42,391	—	—	—	(1,283)	—	2	41,110
Yeonggwang Wind Power Co., Ltd.		15,294	—	—	—	10	—	—	15,304
Chester Solar IV SpA		1,700	—	—	—	301	(150)	—	1,851
Chester Solar V SpA		525	—	—	—	(21)	(30)	—	474
Diego de Almagro Solar SpA		2,091	—	—	—	(299)	(129)	—	1,663
South Jamaica Power Company Limited		6,704	9,141	—	—	(184)	463	—	16,124
Daesan Green Energy Co., Ltd.		—	17,850	—	—	(417)	—	—	17,433
RE Holiday Holdings LLC		—	42,948	—	(112)	8,055	203	—	51,094
RE Pioneer Holdings LLC		—	27,891	—	(979)	11,585	401	—	38,898
RE Barren Ridge 1 Holdings LLC		—	28,021	—	(1,114)	13,994	514	—	41,415
RE Astoria 2 LandCo LLC		—	5,188	—	(504)	866	(140)	—	5,410
RE Barren Ridge LandCo LLC		—	2,187	—	(202)	(25)	(62)	—	1,898
Laurel SpA		—	1,222	—	—	(309)	8	—	921
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		—	4,095	—	—	(23)	(132)	—	3,940
Chile Solar JV SpA		—	36,654	—	—	4,453	(5,278)	1,036	36,865
Taebaek Gadeoksan Wind Power Co., Ltd.		—	8,500	—	—	8	—	—	8,508
Cheong-Song Noraesan Wind Power Co., Ltd.		—	2,073	—	—	—	—	—	2,073
Chester Solar I SpA		—	1,181	—	—	—	—	—	1,181
Solar Philippines Calatagan Corporation		—	47,903	—	—	—	—	—	47,903

		1,493,275	237,142	(1,632)	(102,126)	147,092	40,985	(1,211)	1,813,525

	~~W~~	5,330,696	319,425	(1,632)	(175,175)	363,101	55,133	(13,203)	5,878,345

(*1)

The Group reclassified its shares of KODE NOVUS I LLC to financial assets at FVOCI during the year ended December 31, 2018 due to non-participation of capital increase that resulted in loss of significant influence.

(*2)	The Group sold all of its shares of KODE NOVUS II LLC during the year ended December 31, 2018.
(*3)	Datang Chaoyang Renewable Power Co., Ltd. was merged with Datang KEPCO Chaoyang Renewable Power Co., Ltd. during the year ended December 31, 2018.
(*4)

It was determined that there is objective evidence of impairment due to prolonged operating losses. As a result, the Group recognized an impairment loss of ~~W~~7,087 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2018.

(*5)

It was determined that there is objective evidence of impairment due to prolonged operating losses. As a result, the Group recognized an impairment loss of ~~W~~820 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2018.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2019 and 2018 are as follows:

In millions of won
2019
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Korea Gas Corporation (*1)	~~W~~	39,311,855	31,165,334	24,982,640	38,764
Korea Electric Power Industrial Development Co., Ltd.		186,434	98,872	306,026	17,467
YTN Co., Ltd.		281,699	96,211	127,782	(1,230)
Cheongna Energy Co., Ltd.		383,034	383,288	68,626	(2,567)
Gangwon Wind Power Co., Ltd.		83,528	1,674	24,116	9,380
Hyundai Green Power Co., Ltd.		1,086,738	658,279	507,653	26,222
Korea Power Exchange		315,683	54,926	107,034	8,268
Hyundai Energy Co., Ltd.		465,238	549,940	91,842	(27,882)
Ecollite Co., Ltd.		1,838	304	—	(97)
Taebaek Wind Power Co., Ltd.		36,182	8,027	6,177	5,494
Taeback Guinemi Wind Power Co., Ltd.		35,061	24,847	349	(61)
Pyeongchang Wind Power Co., Ltd.		79,756	56,248	10,713	2,010
Daeryun Power Co., Ltd.		802,546	512,757	163,129	1,836
Changjuk Wind Power Co., Ltd.		29,875	1,476	6,076	1,447
KNH Solar Co., Ltd.		20,465	11,641	3,377	278
SPC Power Corporation		250,544	22,459	63,218	39,876
Gemeng International Energy Co., Ltd.		6,758,957	4,785,740	2,024,730	95,435
PT. Cirebon Electric Power		852,457	403,639	277,370	39,581
KNOC Nigerian East Oil Co., Ltd.		58,402	134,361	—	(182)
KNOC Nigerian West Oil Co., Ltd.		54,275	124,086	—	(180)
PT Wampu Electric Power		222,266	158,451	18,165	(2,315)
PT. Bayan Resources TBK		1,302,637	622,576	1,707,387	252,855
S-Power Co., Ltd.		805,622	566,025	576,554	2,319
Pioneer Gas Power Limited		309,059	367,399	—	(54,501)
Eurasia Energy Holdings		592	1,056	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,194,125	898,023	6,731	(40,437)
Hadong Mineral Fiber Co., Ltd.		203	231	—	—
Green Biomass Co., Ltd.		3,866	2,487	17	(925)
PT. Mutiara Jawa		26,109	21,150	11,196	3,396
Samcheok Eco Materials Co., Ltd.		26,625	3,209	10,876	1,946
Noeul Green Energy Co., Ltd.		137,370	114,578	36,435	(4,810)
Naepo Green Energy Co., Ltd.		77,070	99,345	6,572	(31,577)
Goseong Green Energy Co., Ltd.		3,399,058	3,177,210	—	(10,276)
Gangneung Eco Power Co., Ltd.		1,362,692	1,204,202	—	(3,830)
Shin Pyeongtaek Power Co., Ltd.		981,387	807,107	119,162	11,847
Heang Bok Do Si Photovoltaic Power Co., Ltd.		2,483	1,722	454	47
Dongducheon Dream Power Co., Ltd.		1,474,224	1,206,478	689,414	2,849
Jinbhuvish Power Generation Pvt. Ltd.		64,111	13,240	—	—
Daejung Offshore Wind Power Co., Ltd.		6,181	1,450	—	(617)
GS Donghae Electric Power Co., Ltd.		2,301,774	1,548,883	688,055	75,842
Daegu Photovoltaic Co., Ltd.		15,486	8,385	3,639	1,442
Busan Green Energy Co., Ltd.		173,537	136,857	52,256	(6,496)
Gunsan Bio Energy Co., Ltd.		10,614	28,062	—	(5,777)
Korea Electric Vehicle Charging Service		12,810	9,013	8,428	(1,841)
Korea Nuclear Partners Co., Ltd.		928	375	1,441	(50)
Korea Electric Power Corporation Fund		42,162	239	127	(5,430)
Energy Infra Asset Management Co., Ltd.		8,712	721	5,118	1,415
Daegu clean Energy Co., Ltd.		371	323	—	(14)
YaksuESS Co., Ltd		7,325	5,551	1,191	363
Nepal Water & Energy Development Company Private Limited		78,309	26,783	—	(1,380)
Gwangyang Green Energy Co., Ltd.		28,816	24,164	—	(1,007)
PND solar., Ltd		40,941	37,526	6,908	1,665
Hyundai Eco Energy Co., Ltd.		209,395	190,622	13,343	1,306
YeongGwang Yaksu Wind Electric. Co., Ltd		46,488	45,594	6,511	(1,510)
Green Energy Electricity Generation Co., Ltd.		33,937	36,060	—	(5,923)
Korea Energy Solutions Co., Ltd.		1,285	18	134	(233)
ITR Co., Ltd.		376	214	167	(88)
Structure test network Co., Ltd.		89	249	76	(72)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2019 and 2018 are as follows, continued:

In millions of won
2019
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Namjeongsusang Solar Power Operation Co., Ltd.	~~W~~	34,595	29,310	—	(1,149)
Indeck Niles Development, LLC		49,465	174	—	(25,430)
Indeck Niles Asset Management, LLC		271	9	1,513	753
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		14,559	15	59	44
Suwon New Power Co., Ltd.		2,000	—	—	—
KPGE Inc.		984	—	—	(6)
Gwangbaek Solar Power Investment Co., Ltd.		193,464	183,063	7,635	(355)
Goduk Clean Energy Co., Ltd.		3,000	—	—	—
<Joint ventures>
KEPCO-Uhde Inc.		270	7	—	(107)
Shuweihat Asia Power Investment B.V.		37,389	5	—	(159)
Shuweihat Asia Operation & Maintenance Company		2,605	45	2,570	1,892
Waterbury Lake Uranium L.P.		61,548	4	—	—
ASM-BG Investicii AD		78,191	39,439	13,200	4,894
RES Technology AD		66,821	34,325	8,384	1,914
KV Holdings, Inc.		6,101	—	25	1,876
KEPCO SPC Power Corporation		308,274	22,643	187,867	64,152
Gansu Datang Yumen Wind Power Co., Ltd.		77,313	56,941	6,106	(5,175)
Datang Chifeng Renewable Power Co., Ltd.		765,598	302,329	122,398	40,371
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		189,157	86,596	23,910	2,188
Rabigh Electricity Company		2,538,719	2,100,347	208,514	1,567
Rabigh Operation & Maintenance Company Limited		36,121	18,923	23,777	7,203
Jamaica Public Service Company Limited		1,543,049	940,609	1,035,399	32,828
KW Nuclear Components Co., Ltd.		31,326	10,820	11,305	3,837
Busan Shinho Solar Power Co., Ltd.		42,318	22,137	7,843	2,856
Global Trade Of Power System Co., Ltd.		2,993	1,025	3,323	134
Expressway Solar-light Power Generation Co., Ltd.		17,653	7,712	2,991	709
Amman Asia Electric Power Company		821,997	501,723	23,866	34,424
KAPES, Inc.		124,396	103,158	93,831	3,465
Honam Wind Power Co., Ltd.		39,680	24,703	5,365	354
Jeongam Wind Power Co., Ltd.		94,134	83,041	11,644	2,005
Korea Power Engineering Service Co., Ltd.		19,052	2,150	12,284	1,749
Chun-cheon Energy Co., Ltd.		607,823	490,375	313,438	(24,490)
Yeonggwangbaeksu Wind Power Co., Ltd.		99,552	79,322	11,739	1,342
Nghi Son 2 Power LLC		1,589,928	1,795,578	1,008,326	71,803
Kelar S.A		634,633	530,335	86,702	8,867
PT. Tanjung Power Indonesia		654,365	556,287	109,825	16,489
Incheon New Power Co., Ltd.		4,749	3,553	1,951	(800)
Seokmun Energy Co., Ltd.		242,332	182,533	44,733	2,606
Daehan Wind Power PSC		89,904	86,390	—	(767)
Barakah One Company		24,330,632	24,546,421	—	(112,114)
Nawah Energy Company		120,987	119,405	—	3
MOMENTUM		8,904	7,245	21,171	1,099
Daegu Green Power Co., Ltd.		579,593	500,092	301,339	4,899
Yeonggwang Wind Power Co., Ltd.		262,610	225,361	24,256	(2,032)
Chester Solar IV SpA		13,443	12,079	1,590	(1,057)
Chester Solar V SpA		4,677	4,625	519	(402)
Diego de Almagro Solar SpA		18,984	16,901	1,954	(1,104)
South Jamaica Power Company Limited		364,347	295,029	7,224	(35,650)
Daesan Green Energy Co., Ltd.		232,170	183,079	—	(717)
RE Holiday Holdings LLC		331,862	247,722	18,744	(345)
RE Pioneer Holdings LLC		246,571	184,258	12,207	(1,912)
RE Barren Ridge 1 Holdings LLC		209,850	124,017	10,384	7,630
RE Astoria 2 Land Co LLC		11,422	217	656	651
RE Barren Ridge Land Co LLC		4,019	87	262	260

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2019 and 2018 are as follows, continued:

In millions of won
2019
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
Laurel SpA	~~W~~	12,979	12,076	961	(1,130)
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		32,883	425	—	(232)
Chile Solar JV SpA		69,903	186	591	1,686
Taebaek Gadeoksan Wind Power Co., Ltd.		70,270	49,500	—	(1,602)
Cheong-Song Noraesan Wind Power Co., Ltd.		51,247	40,969	—	(549)
Chester Solar I SpA		7,859	5,842	—	(204)
Solar Philippines Calatagan Corporation		98,577	47,956	18,720	11,331
Saemangeum Solar Power Co., Ltd.		13,740	3,270	—	(1,875)
Chungsongmeon BongSan wind power Co., Ltd.		27,659	24,272	—	(1,365)
Jaeun Resident Wind Power Plant Co., Ltd		31,402	23,823	—	(844)
DE Energia SpA		64,959	50,971	1,254	(2,645)
Dangjin Eco Power Co., Ltd. (newly)		99,907	25,436	107	(737)
Haemodum Solar Co., Ltd.		7,237	1,237	—	—
Yangyang Wind Power Co., Ltd.		10,764	—	—	(11)
HORUS SOLAR, S.A. DE C.V.		10,566	8,503	—	(7)
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		3,848	2,885	—	22
SUNMEX RENOVABLES, S.A. DE C.V.		3,170	2,171	—	13
Stavro Holding II AB		28,141	13	—	(18)

(*1)	The profit for the years ended December 31, 2019 and 2018 are net of net income attributable to non-controlling interests.

In millions of won
2018
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Korea Gas Corporation (*1)	~~W~~	39,689,692	31,186,488	26,185,038	523,480
Korea Electric Power Industrial Development Co., Ltd.		144,425	69,123	325,694	9,987
YTN Co., Ltd.		286,964	98,682	132,382	1,587
Cheongna Energy Co., Ltd.		431,234	428,921	64,594	(11,110)
Gangwon Wind Power Co., Ltd.		89,614	1,805	25,407	10,926
Hyundai Green Power Co., Ltd.		1,127,220	688,738	501,798	66,925
Korea Power Exchange		304,318	52,516	108,571	16,031
AMEC Partners Korea Ltd.		1,113	14	—	(26)
Hyundai Energy Co., Ltd.		470,818	527,590	101,998	(33,947)
Ecollite Co., Ltd.		1,944	312	—	(68)
Taebaek Wind Power Co., Ltd.		36,986	14,325	8,233	2,170
Taeback Guinemi Wind Power Co., Ltd.		10,929	653	—	(2,082)
Pyeongchang Wind Power Co., Ltd.		82,038	60,362	12,615	4,249
Daeryun Power Co., Ltd.		798,569	510,358	62,252	(4,958)
Changjuk Wind Power Co., Ltd.		33,148	6,194	7,929	3,291
KNH Solar Co., Ltd.		22,598	13,942	3,586	439
SPC Power Corporation		225,599	16,819	50,317	37,355
Gemeng International Energy Co., Ltd.		7,155,937	4,420,561	1,921,367	120,558
PT. Cirebon Electric Power		876,069	481,061	274,962	33,144
KNOC Nigerian East Oil Co., Ltd.		78,841	152,017	—	(398)
KNOC Nigerian West Oil Co., Ltd.		70,437	137,663	—	(400)
PT Wampu Electric Power		223,009	155,406	13,463	4,624
PT. Bayan Resources TBK		1,388,199	566,890	1,707,387	521,666
S-Power Co., Ltd.		825,354	588,022	551,378	(6,185)
Pioneer Gas Power Limited		311,742	316,810	—	(45,934)
Eurasia Energy Holdings		572	1,020	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,015,013	702,187	—	(1,214)
Hadong Mineral Fiber Co., Ltd.		203	231	—	—
Green Biomass Co., Ltd.		4,411	3,107	909	(1,057)
PT. Mutiara Jawa		24,022	22,763	14,393	3,917
Samcheok Eco Materials Co., Ltd.		24,391	2,921	4,135	(1,836)
Noeul Green Energy Co., Ltd.		147,886	120,249	58,686	19,453
Naepo Green Energy Co., Ltd.		93,194	76,190	6,459	(6,623)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2019 and 2018 are as follows, continued:

In millions of won
2018
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
Goseong Green Energy Co., Ltd.	~~W~~	1,891,662	1,659,415	—	(7,323)
Gangneung Eco Power Co., Ltd.		813,938	651,621	—	(4,194)
Shin Pyeongtaek Power Co., Ltd.		674,100	511,582	—	682
Heang Bok Do Si Photovoltaic Power Co., Ltd.		2,630	1,915	455	52
Dongducheon Dream Power Co., Ltd.		1,512,510	1,244,178	828,430	(22,864)
Jinbhuvish Power Generation Pvt. Ltd.		63,163	13,044	—	—
SE Green Energy Co., Ltd.		7,048	—	—	(230)
Daegu Photovoltaic Co., Ltd.		16,828	9,923	3,695	1,645
Jeongam Wind Power Co., Ltd.		93,444	81,971	1,559	2,154
Korea Power Engineering Service Co., Ltd.		18,609	3,666	20,809	3,207
Busan Green Energy Co., Ltd.		195,227	151,995	77,011	17,370
Gunsan Bio Energy Co., Ltd.		8,990	20,660	—	(4,420)
Korea Electric Vehicle Charging Service		15,019	9,328	8,615	(1,056)
Ulleungdo Natural Energy Co., Ltd.		17,134	1,625	—	(5,855)
Korea Nuclear Partners Co., Ltd.		615	12	80	(707)
Tamra Offshore Wind Power Co., Ltd.		170,238	131,717	21,701	4,077
Korea Electric Power Corporation Fund		48,280	176	1,315	(649)
Energy Infra Asset Management Co., Ltd.		7,225	507	5,757	2,193
Daegu clean Energy Co., Ltd.		389	328	—	(190)
YaksuESS Co., Ltd		7,525	5,944	2,094	1,259
Nepal Water & Energy Development Company Private Limited		55,453	4,249	—	(984)
Gwangyang Green Energy Co., Ltd.		29,234	23,293	—	(2,831)
PND solar., Ltd		42,283	39,297	1,094	(795)
Hyundai Eco Energy Co., Ltd.		165,555	148,852	—	(2,193)
YeongGwang Yaksu Wind Electric. Co., Ltd		46,027	43,606	7,604	(493)
<Joint ventures>
KEPCO-Uhde Inc.	~~W~~	403	34	18	(139)
Eco Biomass Energy Sdn. Bhd.		—	—	—	—
Shuweihat Asia Power Investment B.V.		55,614	—	—	(187)
Shuweihat Asia Operation & Maintenance Company		1,472	31	2,391	1,719
Waterbury Lake Uranium L.P.		55,933	64	—	—
ASM-BG Investicii AD		84,924	42,166	12,745	4,406
RES Technology AD		69,609	39,192	7,879	1,567
KV Holdings, Inc.		4,795	—	8	1,257
KEPCO SPC Power Corporation		312,093	35,091	184,046	59,543
Gansu Datang Yumen Wind Power Co., Ltd.		79,354	54,402	8,323	(2,046)
Datang Chifeng Renewable Power Co., Ltd.		751,551	336,024	117,270	37,159
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		190,951	92,347	18,824	2,557
Rabigh Electricity Company		2,448,690	2,003,050	274,184	38,789
Rabigh Operation & Maintenance Company Limited		26,172	11,587	26,387	7,173
Jamaica Public Service Company Limited		1,396,421	827,837	992,677	32,507
KW Nuclear Components Co., Ltd.		24,598	7,077	6,031	2,543
Busan Shinho Solar Power Co., Ltd.		45,538	26,494	7,901	3,018
GS Donghae Electric Power Co., Ltd.		2,259,129	1,551,509	787,425	58,976
Global Trade Of Power System Co., Ltd.		2,039	263	1,368	(134)
Expressway Solar-light Power Generation Co., Ltd.		18,443	9,215	2,986	692
Daejung Offshore Wind Power Co., Ltd.		6,440	1,091	—	(590)
Amman Asia Electric Power Company		792,532	496,791	23,676	32,674
KAPES, Inc.		82,494	64,691	57,047	4,710
Dangjin Eco Power Co., Ltd.		51,125	260	—	(111,789)
Honam Wind Power Co., Ltd.		43,713	27,066	7,700	3,122
Chun-cheon Energy Co., Ltd.		666,050	523,904	320,950	(19,133)
Yeonggwangbaeksu Wind Power Co., Ltd.		99,368	80,450	11,366	734
Nghi Son 2 Power LLC		477,947	561,266	144,381	8,979
Kelar S.A		626,206	518,135	87,507	8,587
PT. Tanjung Power Indonesia		505,551	485,321	109,029	9,717

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(4).	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2019 and 2018 are as follows, continued:

In millions of won
2018
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
Incheon New Power Co., Ltd.	~~W~~	6,559	4,563	2,687	3
Seokmun Energy Co., Ltd.		253,544	195,782	50,052	10,224
Daehan Wind Power PSC		33,081	29,817	—	(1,799)
Barakah One Company		21,480,187	21,459,035	—	(3,062)
Nawah Energy Company		70,386	68,864	—	—
MOMENTUM		7,476	5,730	16,933	520
Daegu Green Power Co., Ltd.		591,263	523,972	291,734	(4,424)
Yeonggwang Wind Power Co., Ltd.		255,777	219,013	—	(145)
Chester Solar IV SpA		15,307	13,114	1,415	609
Chester Solar V SpA		4,759	4,324	298	(19)
Diego de Almagro Solar SpA		21,317	19,399	78	(340)
South Jamaica Power Company Limited		294,341	213,723	—	(932)
Daesan Green Energy Co., Ltd.		52,582	2,774	—	(1,192)
RE Holiday Holdings LLC		334,742	232,553	9,451	1,319
RE Pioneer Holdings LLC		252,512	174,717	12,364	6,544
RE Barren Ridge 1 Holdings LLC		221,304	138,473	10,567	8,625
RE Astoria 2 Land Co LLC		11,030	210	619	583
RE Barren Ridge Land Co LLC		3,881	84	248	230
Laurel SpA		5,475	4,572	—	(369)
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		31,958	173	—	(222)
Chile Solar JV SpA		73,740	10	73	8,906
Taebaek Gadeoksan Wind Power Co., Ltd.		18,766	499	—	18
Cheong-Song Noraesan Wind Power Co., Ltd.		8,221	24	—	—
Chester Solar I SpA		1,712	562	—	(81)
Solar Philippines Calatagan Corporation		121,650	51,219	16,689	8,732

(*1)	The profit for the years ended December 31, 2019 and 2018 are net of net income attributable to non-controlling interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2019 and 2018 are as follows:

In millions of won
2019
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	8,146,521	21.57%	1,757,205	—	—	(63,238)	1,693,967
Korea Electric Power Industrial Development Co., Ltd.		87,562	29.00%	25,393	—	—	—	25,393
YTN Co., Ltd.		185,488	21.43%	39,747	—	—	—	39,747
Cheongna Energy Co., Ltd.		(254)	43.90%	(112)	2,584	(1,061)	—	1,411
Gangwon Wind Power Co., Ltd.		81,854	15.00%	12,278	49	—	—	12,327
Hyundai Green Power Co., Ltd.		428,459	29.00%	124,253	—	—	—	124,253
Korea Power Exchange		260,757	100.00%	260,757	—	—	(1,858)	258,899
Hyundai Energy Co., Ltd.		(84,702)	46.30%	(39,217)	—	(954)	40,171	—
Ecollite Co., Ltd.		1,534	36.10%	554	—	—	(554)	—
Taebaek Wind Power Co., Ltd.		28,155	25.00%	7,039	—	—	—	7,039
Taeback Guinemi Wind Power Co., Ltd.		10,214	25.00%	2,553	—	—	—	2,553
Pyeongchang Wind Power Co., Ltd.		23,508	25.00%	5,877	—	—	—	5,877
Daeryun Power Co., Ltd.		289,789	9.34%	27,066	—	—	(819)	26,247
Changjuk Wind Power Co., Ltd.		28,399	30.00%	8,520	—	—	—	8,520
KNH Solar Co., Ltd.		8,824	27.00%	2,382	—	—	—	2,382
SPC Power Corporation		228,085	38.00%	86,672	—	—	(23,089)	63,583
Gemeng International Energy Co., Ltd.		1,973,217	34.00%	670,896	—	—	—	670,896
PT. Cirebon Electric Power		448,818	27.50%	123,425	—	—	—	123,425
KNOC Nigerian East Oil Co., Ltd.		(75,959)	14.63%	(11,113)	—	—	11,113	—
KNOC Nigerian West Oil Co., Ltd.		(69,811)	14.63%	(10,213)	—	—	10,213	—
PT Wampu Electric Power		63,815	46.00%	29,355	—	—	—	29,355
PT. Bayan Resources TBK		680,061	20.00%	136,012	385,508	—	(76,379)	445,141
S-Power Co., Ltd.		239,597	49.00%	117,403	—	(1,619)	—	115,784
Pioneer Gas Power Limited		(58,340)	38.50%	(22,459)	22,278	—	181	—
Eurasia Energy Holdings		(464)	40.00%	(186)	—	—	186	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		296,102	25.00%	74,026	305	(1,106)	(290)	72,935
Hadong Mineral Fiber Co., Ltd.		(28)	8.33%	(2)	—	—	2	—
Green Biomass Co., Ltd.		1,379	7.85%	108	—	—	—	108
PT. Mutiara Jawa		4,959	29.00%	1,438	—	—	—	1,438
Samcheok Eco Materials Co., Ltd.		23,416	25.54%	5,980	—	—	(5,980)	—
Noeul Green Energy Co., Ltd.		22,792	29.00%	6,610	—	—	—	6,610
Naepo Green Energy Co., Ltd.		(22,275)	41.67%	(9,281)	2	—	9,279	—
Goseong Green Energy Co., Ltd.		221,848	1.12%	2,474	—	(134)	—	2,340
Gangneung Eco Power Co., Ltd.		158,490	1.61%	2,553	—	(123)	—	2,430
Shin Pyeongtaek Power Co., Ltd.		174,280	40.00%	69,712	12,800	(15,556)	—	66,956
Heang Bok Do Si Photovoltaic Power Co., Ltd.		761	28.00%	213	—	—	2	215
Dongducheon Dream Power Co., Ltd.		267,746	34.01%	91,060	1,757	(3,688)	(12,582)	76,547
Jinbhuvish Power Generation Pvt. Ltd.		50,871	5.16%	2,625	—	—	(2,625)	—
Daejung Offshore Wind Power Co., Ltd.		4,731	49.90%	2,361	—	—	—	2,361
GS Donghae Electric Power Co., Ltd.		752,891	34.00%	255,983	—	—	—	255,983
Daegu Photovoltaic Co., Ltd.		7,101	29.00%	2,060	—	—	—	2,060
Busan Green Energy Co., Ltd.		36,680	29.00%	10,637	—	—	—	10,637
Gunsan Bio Energy Co., Ltd.		(17,448)	18.87%	(3,292)	—	—	3,292	—
Korea Electric Vehicle Charging Service		3,797	28.00%	1,063	—	—	—	1,063
Korea Nuclear Partners Co., Ltd.		553	29.00%	160	—	—	(160)	—
Korea Electric Power Corporation Fund		41,923	98.09%	41,122	—	—	4	41,126
Energy Infra Asset Management Co., Ltd.		7,991	9.90%	791	—	—	—	791
Daegu clean Energy Co., Ltd.		48	28.00%	13	—	—	—	13
YaksuESS Co., Ltd		1,774	29.00%	514	2	—	—	516
Nepal Water & Energy Development Company Private Limited		51,526	58.59%	30,173	972	—	—	31,145
Gwangyang Green Energy Co., Ltd.		4,652	20.00%	930	18	—	—	948
PND solar., Ltd		3,415	29.00%	990	154	—	—	1,144
Hyundai Eco Energy Co., Ltd.		18,773	19.00%	3,567	214	—	—	3,781
YeongGwang Yaksu Wind Electric. Co., Ltd		894	9.63%	86	300	—	—	386
Green Energy Electricity Generation Co., Ltd.		(2,123)	29.00%	(616)	779	—	—	163
Korea Energy Solutions Co., Ltd.		1,267	20.00%	253	6	—	—	259

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2019 and 2018 are as follows, continued:

In millions of won
2019
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
ITR Co., Ltd.	~~W~~	162	20.00%	32	1	—	—	33
Structure test network Co., Ltd.		(160)	20.00%	(32)	53	—	—	21
Namjeongsusang Solar Power Operation Co., Ltd.		5,285	15.00%	793	19	—	—	812
Indeck Niles Development, LLC		49,291	50.00%	24,646	—	—	(24,646)	—
Indeck Niles Asset Management, LLC		262	33.33%	87	—	—	—	87
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		14,544	49.00%	7,126	—	—	—	7,126
Suwon New Power Co., Ltd.		2,000	33.10%	662	—	—	136	798
KPGE Inc.		984	29.00%	285	—	—	2	287
Gwangbaek Solar Power Investment Co., Ltd.		10,401	19.00%	1,976	78	—	—	2,054
Goduk Clean Energy Co., Ltd.		3,000	61.00%	1,830	—	—	—	1,830
<Joint ventures>
KEPCO-Uhde Inc.		263	50.80%	134	—	—	—	134
Shuweihat Asia Power Investment B.V.		37,384	49.00%	18,318	—	—	—	18,318
Shuweihat Asia Operation & Maintenance Company		2,560	55.00%	1,408	—	—	—	1,408
Waterbury Lake Uranium L.P.		61,544	33.41%	20,562	—	—	—	20,562
ASM-BG Investicii AD		38,752	50.00%	19,376	—	—	—	19,376
RES Technology AD		32,496	50.00%	16,248	—	—	—	16,248
KV Holdings, Inc.		6,101	40.00%	2,441	—	—	—	2,441
KEPCO SPC Power Corporation		285,631	75.20%	214,794	—	—	—	214,794
Gansu Datang Yumen Wind Power Co., Ltd.		20,372	40.00%	8,149	—	—	—	8,149
Datang Chifeng Renewable Power Co., Ltd.		463,269	40.00%	185,307	—	—	—	185,307
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		102,561	40.00%	41,024	—	—	—	41,024
Rabigh Electricity Company		438,372	40.00%	175,349	—	(65,450)	(803)	109,096
Rabigh Operation & Maintenance Company Limited		17,198	40.00%	6,879	—	—	—	6,879
Jamaica Public Service Company Limited		602,440	40.00%	240,976	(80,161)	—	92,792	253,607
KW Nuclear Components Co., Ltd.		20,506	45.00%	9,228	—	—	(176)	9,052
Busan Shinho Solar Power Co., Ltd.		20,181	25.00%	5,045	—	—	—	5,045
Global Trade Of Power System Co., Ltd.		1,968	29.00%	571	—	—	—	571
Expressway Solar-light Power Generation Co., Ltd.		9,941	29.00%	2,883	—	—	—	2,883
Amman Asia Electric Power Company		320,274	60.00%	192,164	—	—	—	192,164
KAPES, Inc.		21,238	51.00%	10,832	—	—	—	10,832
Honam Wind Power Co., Ltd.		14,977	29.00%	4,343	32	—	—	4,375
Jeongam Wind Power Co., Ltd.		11,093	40.00%	4,437	—	—	—	4,437
Korea Power Engineering Service Co., Ltd.		16,902	29.00%	4,902	—	—	—	4,902
Chun-cheon Energy Co., Ltd.		117,448	29.90%	35,117	—	—	(245)	34,872
Yeonggwangbaeksu Wind Power Co., Ltd.		20,230	15.00%	3,035	5	—	—	3,040
Nghi Son 2 Power LLC		(205,650)	50.00%	(102,825)	—	—	102,825	—
Kelar S.A		104,298	65.00%	67,794	2,668	—	—	70,462
PT. Tanjung Power Indonesia		98,078	35.00%	34,327	—	—	—	34,327
Incheon New Power Co., Ltd.		1,196	29.00%	347	—	—	(347)	—
Seokmun Energy Co., Ltd.		59,799	29.00%	17,342	—	—	—	17,342
Daehan Wind Power PSC		3,514	50.00%	1,757	—	—	—	1,757
Barakah One Company		(215,789)	18.00%	(38,842)	—	(77,254)	116,096	—
Nawah Energy Company		1,582	18.00%	285	—	—	—	285
MOMENTUM		1,659	33.33%	553	—	—	—	553
Daegu Green Power Co., Ltd.		79,501	54.24%	43,124	84	—	(20,384)	22,824
Yeonggwang Wind Power Co., Ltd.		37,249	46.00%	17,135	492	—	—	17,627
Chester Solar IV SpA		1,364	45.00%	614	58	—	—	672

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2019 and 2018 are as follows, continued:

In millions of won
2019
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
Chester Solar V SpA	~~W~~	52	45.00%	23	123	—	—	146
Diego de Almagro Solar SpA		2,083	45.00%	937	98	—	—	1,035
South Jamaica Power Company Limited		69,318	20.00%	13,863	—	—	—	13,863
Daesan Green Energy Co., Ltd.		49,091	35.00%	17,182	—	—	—	17,182
RE Holiday Holdings LLC		84,140	50.00%	42,070	—	—	—	42,070
RE Pioneer Holdings LLC		62,313	50.00%	31,156	—	—	—	31,156
RE Barren Ridge 1 Holdings LLC		85,833	50.00%	42,916	—	—	—	42,916
RE Astoria 2 LandCo LLC		11,205	50.00%	5,602	—	—	—	5,602
RE Barren Ridge LandCo LLC		3,932	50.00%	1,966	—	—	—	1,966
Laurel SpA		903	45.00%	406	189	—	—	595
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		32,458	12.37%	4,015	9	—	—	4,024
Chile Solar JV SpA		69,717	50.00%	34,859	—	—	—	34,859
Taebaek Gadeoksan Wind Power Co., Ltd.		20,770	37.78%	7,846	—	—	—	7,846
Cheong-Song Noraesan Wind Power Co., Ltd.		10,278	29.01%	2,982	61	—	—	3,043
Chester Solar I SpA		2,017	45.00%	908	249	—	—	1,157
Solar Philippines Calatagan Corporation		50,621	38.00%	19,236	29,694	—	—	48,930
Saemangeum Solar Power Co., Ltd.		10,470	81.00%	8,481	—	—	(157)	8,324
Chungsongmeon BongSan wind power Co., Ltd.		3,387	29.00%	982	1,782	—	—	2,764
Jaeun Resident Wind Power Plant Co., Ltd		7,579	29.00%	2,198	—	—	—	2,198
DE Energia SpA		13,988	49.00%	6,854	—	—	1,811	8,665
Dangjin Eco Power Co., Ltd.		74,471	34.00%	25,320	341	—	—	25,661
Haemodum Solar Co., Ltd.		6,000	49.00%	2,940	—	—	—	2,940
Yangyang Wind Power Co., Ltd.		10,764	99.54%	10,714	86	—	—	10,800
HORUS SOLAR, S.A. DE C.V.		2,063	14.95%	308	3,095	—	—	3,403
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		963	14.95%	144	528	—	—	672
SUNMEX RENOVABLES, S.A. DE C.V.		999	14.95%	149	73	—	—	222
Stavro Holding II AB		28,128	20.00%	5,625	—	—	—	5,625

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2019 and 2018 are as follows, continued:

In millions of won
2018
Investees	Net assets	Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~8,503,204	21.57%	1,834,141	—	—	(132,293)	1,701,848
Korea Electric Power Industrial Development Co., Ltd.	75,302	29.00%	21,838	—	—	—	21,838
YTN Co., Ltd.	188,282	21.43%	40,346	—	(6)	(2)	40,338
Cheongna Energy Co., Ltd.	2,313	43.90%	1,015	2,584	(134)	—	3,465
Gangwon Wind Power Co., Ltd.	87,809	15.00%	13,171	—	—	49	13,220
Hyundai Green Power Co., Ltd.	438,482	29.00%	127,160	—	—	—	127,160
Korea Power Exchange	251,802	100.00%	251,802	—	—	—	251,802
AMEC Partners Korea Ltd.	1,099	19.00%	209	—	—	—	209
Hyundai Energy Co., Ltd.	(56,772)	46.30%	(26,285)	—	(996)	27,281	—
Ecollite Co., Ltd.	1,632	36.10%	589	—	—	(589)	—
Taebaek Wind Power Co., Ltd.	22,661	25.00%	5,665	—	—	—	5,665
Taeback Guinemi Wind Power Co., Ltd.	10,276	25.00%	2,569	—	—	—	2,569
Pyeongchang Wind Power Co., Ltd.	21,676	25.00%	5,419	—	—	—	5,419
Daeryun Power Co., Ltd.	288,211	9.34%	26,919	—	—	(820)	26,099
Changjuk Wind Power Co., Ltd.	26,954	30.00%	8,086	—	—	—	8,086
KNH Solar Co., Ltd.	8,656	27.00%	2,337	—	—	—	2,337
SPC Power Corporation	208,780	38.00%	79,336	—	—	(21,778)	57,558
Gemeng International Energy Co., Ltd.	2,735,376	34.00%	930,028	—	—	(283,018)	647,010
PT. Cirebon Electric Power	395,008	27.50%	108,628	—	—	—	108,628
KNOC Nigerian East Oil Co., Ltd.	(73,176)	14.63%	(10,706)	—	—	10,706	—
KNOC Nigerian West Oil Co., Ltd.	(67,226)	14.63%	(9,835)	—	—	9,835	—
PT Wampu Electric Power	67,603	46.00%	31,097	—	—	—	31,097
PT. Bayan Resources TBK	821,309	20.00%	164,262	423,763	—	(76,379)	511,646
S-Power Co., Ltd.	237,332	49.00%	116,293	—	(1,727)	—	114,566
Pioneer Gas Power Limited	(5,068)	38.50%	(1,951)	22,278	—	68	20,395
Eurasia Energy Holdings	(448)	40.00%	(179)	—	—	179	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	312,826	25.00%	78,207	253	(1,006)	(289)	77,165
Hadong Mineral Fiber Co., Ltd.	(28)	8.33%	(2)	—	—	2	—
Green Biomass Co., Ltd.	1,304	8.80%	115	—	—	—	115
PT. Mutiara Jawa	1,259	29.00%	365	—	—	—	365
Samcheok Eco Materials Co., Ltd.	21,470	2.35%	505	—	—	(505)	—
Noeul Green Energy Co., Ltd.	27,637	29.00%	8,015	—	—	—	8,015
Naepo Green Energy Co., Ltd.	17,004	41.67%	7,085	—	—	(7,085)	—
Goseong Green Energy Co., Ltd.	232,247	1.12%	2,590	—	(131)	—	2,459
Gangneung Eco Power Co., Ltd.	162,317	1.61%	2,615	—	(120)	—	2,495
Shin Pyeongtaek Power Co., Ltd.	162,518	40.00%	65,007	12,800	(10,207)	—	67,600
Heang Bok Do Si Photovoltaic Power Co., Ltd.	715	28.00%	200	—	—	2	202
Dongducheon Dream Power Co., Ltd.	268,332	34.01%	91,260	1,757	(4,049)	(12,582)	76,386
Jinbhuvish Power Generation Pvt. Ltd.	50,119	5.16%	2,586	—	—	(2,586)	—
SE Green Energy Co., Ltd.	7,048	47.76%	3,366	—	—	—	3,366
Daegu Photovoltaic Co., Ltd.	6,905	29.00%	2,002	—	—	—	2,002
Jeongam Wind Power Co., Ltd.	11,473	40.00%	4,589	—	—	—	4,589
Korea Power Engineering Service Co., Ltd.	14,943	29.00%	4,333	—	—	—	4,333
Busan Green Energy Co., Ltd.	43,232	29.00%	12,537	—	—	—	12,537
Gunsan Bio Energy Co., Ltd.	(11,670)	18.87%	(2,202)	—	—	2,202	—
Korea Electric Vehicle Charging Service	5,691	28.00%	1,593	—	—	—	1,593
Ulleungdo Natural Energy Co., Ltd.	15,509	29.85%	4,629	—	—	(1)	4,628
Korea Nuclear Partners Co., Ltd.	603	29.00%	175	—	—	—	175
Tamra Offshore Wind Power Co., Ltd.	38,521	27.00%	10,401	—	—	—	10,401
Korea Electric Power Corporation Fund	48,104	98.09%	47,185	—	—	4	47,189
Energy Infra Asset Management Co., Ltd.	6,718	9.90%	665	—	—	—	665
Daegu clean Energy Co., Ltd.	61	28.00%	17	—	—	—	17
YaksuESS Co., Ltd	1,581	29.00%	458	—	—	2	460

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2019 and 2018 are as follows, continued:

In millions of won
2018
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
Nepal Water & Energy Development Company Private Limited	~~W~~	51,204	57.67%	29,529	972	—	460	30,961
Gwangyang Green Energy Co., Ltd.		5,941	20.00%	1,188	18	—	—	1,206
PND solar., Ltd		2,986	29.00%	866	154	—	—	1,020
Hyundai Eco Energy Co., Ltd.		16,703	19.00%	3,174	214	—	—	3,388
YeongGwang Yaksu Wind Electric. Co., Ltd		2,421	9.63%	233	300	—	—	533
<Joint ventures>
KEPCO-Uhde Inc.		369	50.85%	188	—	—	—	188
Eco Biomass Energy Sdn. Bhd.		—	61.53%	—	—	—	—	—
Shuweihat Asia Power Investment B.V.		55,614	49.00%	27,251	—	—	—	27,251
Shuweihat Asia Operation & Maintenance Company		1,441	55.00%	793	—	—	(1)	792
Waterbury Lake Uranium L.P.		55,869	34.07%	19,032	—	—	—	19,032
ASM-BG Investicii AD		42,758	50.00%	21,379	—	—	—	21,379
RES Technology AD		30,417	50.00%	15,209	—	—	—	15,209
KV Holdings, Inc.		4,795	40.00%	1,918	—	—	—	1,918
KEPCO SPC Power Corporation		277,002	75.20%	208,306	—	—	—	208,306
Gansu Datang Yumen Wind Power Co., Ltd.		24,952	40.00%	9,981	—	—	—	9,981
Datang Chifeng Renewable Power Co., Ltd.		415,527	40.00%	166,211	—	—	(49)	166,162
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		98,604	40.00%	39,442	—	—	—	39,442
Rabigh Electricity Company		445,640	40.00%	178,256	—	(70,977)	(1,951)	105,328
Rabigh Operation & Maintenance Company Limited		14,585	40.00%	5,834	—	—	—	5,834
Jamaica Public Service Company Limited		568,584	40.00%	227,434	(80,161)	—	92,359	239,632
KW Nuclear Components Co., Ltd.		17,521	45.00%	7,884	—	—	(176)	7,708
Busan Shinho Solar Power Co., Ltd.		19,044	25.00%	4,761	—	—	—	4,761
GS Donghae Electric Power Co., Ltd.		707,620	34.00%	240,591	—	—	—	240,591
Global Trade Of Power System Co., Ltd.		1,776	29.00%	515	—	—	—	515
Expressway Solar-light Power Generation Co., Ltd.		9,228	29.00%	2,676	—	—	—	2,676
Daejung Offshore Wind Power Co., Ltd.		5,349	49.90%	2,669	—	—	—	2,669
Amman Asia Electric Power Company		295,741	60.00%	177,445	—	—	(88)	177,357
KAPES, Inc.		17,803	51.00%	9,079	—	—	—	9,079
Dangjin Eco Power Co., Ltd.		50,865	34.00%	17,294	2,618	—	—	19,912
Honam Wind Power Co., Ltd.		16,647	29.00%	4,828	32	—	—	4,860
Chun-cheon Energy Co., Ltd.		142,146	29.90%	42,502	3	—	—	42,505
Yeonggwangbaeksu Wind Power Co., Ltd.		18,918	15.00%	2,837	6	—	—	2,843
Nghi Son 2 Power LLC		(83,319)	50.00%	(41,660)	—	—	41,660	—
Kelar S.A		108,071	65.00%	70,246	2,470	—	108	72,824
PT. Tanjung Power Indonesia		20,230	35.00%	7,081	—	—	—	7,081
Incheon New Power Co., Ltd.		1,996	29.00%	579	—	—	—	579
Seokmun Energy Co., Ltd.		57,762	29.00%	16,751	—	—	—	16,751
Daehan Wind Power PSC		3,264	50.00%	1,632	—	—	—	1,632
Barakah One Company		21,152	18.00%	3,807	—	—	—	3,807
Nawah Energy Company		1,522	18.00%	274	—	—	—	274
MOMENTUM		1,746	33.33%	582	—	—	—	582
Daegu Green Power Co., Ltd.		67,291	29.00%	19,514	84	—	21,512	41,110
Yeonggwang Wind Power Co., Ltd.		36,764	41.00%	15,074	230	—	—	15,304
Chester Solar IV SpA		2,193	81.82%	1,794	57	—	—	1,851
Chester Solar V SpA		435	81.82%	356	118	—	—	474
Diego de Almagro Solar SpA		1,918	81.82%	1,569	94	—	—	1,663
South Jamaica Power Company Limited		80,618	20.00%	16,124	—	—	—	16,124
Daesan Green Energy Co., Ltd.		49,808	35.00%	17,433	—	—	—	17,433
RE Holiday Holdings LLC		102,189	50.00%	51,094	—	—	—	51,094
RE Pioneer Holdings LLC		77,795	50.00%	38,898	—	—	—	38,898
RE Barren Ridge 1 Holdings LLC		82,831	50.00%	41,415	—	—	—	41,415

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2019 and 2018 are as follows, continued:

In millions of won
2018
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
RE Astoria 2 LandCo LLC	~~W~~	10,820	50.00%	5,410	—	—	—	5,410
RE Barren Ridge LandCo LLC		3,797	50.00%	1,898	—	—	—	1,898
Laurel SpA		903	81.82%	739	182	—	—	921
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		31,785	12.37%	3,931	9	—	—	3,940
Chile Solar JV SpA		73,730	50.00%	36,865	—	—	—	36,865
Taebaek Gadeoksan Wind Power Co., Ltd.		18,267	46.58%	8,508	—	—	—	8,508
Cheong-Song Noraesan Wind Power Co., Ltd.		8,197	24.76%	2,029	44	—	—	2,073
Chester Solar I SpA		1,150	81.82%	940	241	—	—	1,181
Solar Philippines Calatagan Corporation		70,431	38.00%	26,764	21,139	—	—	47,903

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

17.	Investments in Associates and Joint Ventures, Continued

(6)	As of December 31, 2019 and 2018, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

In millions of won	2019			2018
	Unrecognized equity interest		Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
Hadong Mineral Fiber Co., Ltd.	~~W~~	—	2	—	2
PT. Mutiara Jawa		—	—	(746)	—
Eurasia Energy Holdings		6	185	7	179
Gunsan Bio Energy Co., Ltd.		1,090	3,292	916	2,202
Daehan Wind Power PSC		—	—	(412)	—
Hyundai Energy Co., Ltd.		12,890	38,731	25,841	25,841
Nghi Son 2 Power LLC		61,165	102,824	41,659	41,659
Samcheok Eco Materials Co., Ltd.		(497)	788	1,285	1,285
Naepo Green Energy Co., Ltd.		9,281	9,281	—	—
Barakah One Company		116,096	116,096	—	—
Pioneer Gas Power Limited		114	114	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of December 31, 2019, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i)	Gemeng International Energy Co., Ltd.

Gemeng International Energy Co., Ltd. issued put options on 8% of its shares to its financial investors, KEPCO Woori Sprott PEF (NPS Co-Pa PEF). If the investment fund is not collected until the maturity date (December 25, 2023, two years extension is possible), PEF can exercise the option at strike price which is the same as a principal investment price (including operating fees ratio of below 1% per annum), and also, the Group provided a performance guarantee on this agreement.

(ii)	Hyundai Energy Co., Ltd.

The Group had placed guarantees for a fixed return on the investment to NH Power II Co., Ltd. and National Agricultural Cooperative Federation (“NACF”) and had obtained the rights to acquire the investment securities in return preferentially. In addition, NH Power II Co., Ltd. and NACF have a right, which can be exercised for 30 days starting from 2 months to 1 month prior to 17 years after the termination date of the contract to sell their shares to the Group.

(iii)	Taebaek Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period of defect repair for wind power generator has expired, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(iv)	Pyeongchang Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation.

(v)	Jeongam Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Jeongam Wind Power Co., Ltd. after the construction of the power plant has been completed, the Group is obligated to acquire those shares at fair value.

(vi)	Daegu Green Power Co., Ltd.

The Group has a right to purchase all the shares of Daegu Green Power Co., Ltd. held by the financial investores at the yield-based transfer amount agreed with the shareholders.The Group can exercise its right 5, 10 and 13 years after the date of the investment.

The Group has a right to purchase all or part of the shares of Daegu Green Power Co., Ltd. held by Lotte Engineering & Construction Co. at the yield-based transfer amount agreed with the shareholders.

(vii)	Taebaek Guinemi Wind Power Co., Ltd.

At the commencement of the operation of the faciliity, the Group has a right to purchase all or part of the shares from the shareholders at fair value.

(viii)	Hyundai Green Power Co., Ltd.

As of December 31, 2019, Hyundai Green Power Co., Ltd., an associate of the Group, which engages in the byproduct gas power generating business, entered into a project financing agreement with a limit of W919.2 billion with Korea Development Bank and others. At a certain period in the future, the Group has call option against the financial investors (Korea Development Bank and others) and also has an obligation to purchase its shares when claimed by the financial investors. At a certain period in the future, the Group has put option against Hyundai Steel Company and a third party designated by Hyundai Steel Company (collectively, “Hyundai Steel Group”), the operating investor of Hyundai Green Power Co., Ltd., according to the conditions of the agreement and also has an obligation to sell its shares upon request from Hyundai Steel Company.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of December 31, 2019, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, continued:

(ix)	YeongGwang Yaksu Wind Electric. Co., Ltd.

As of December 31, 2019, YeongGwang Yaksu Wind Electric. Co., Ltd., an associate of the Group, which engages in the wind power generating business in YeongGwang, Jeonra-namdo, and entered into a project financing agreement with a limit of ~~W~~46 billion with Hanhwa Life Insurance Co., Ltd. and others. The Group set the shares of YeongGwang Yaksu Wind Electric. Co., Ltd. as a collateral for the the project financing to the lenders.

(x)	Yeonggwang Wind Power Co., Ltd.

In case the Group intends to purchase all or part of the shares from Daehan Green Energy Co., Ltd., which is a non-controlling shareholder, Daehan Green Energy Co., Ltd. has an obligation to evaluate the shares at fair value and transfer them to the Group.

(xi)	Chester Solar I SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise. According to the shareholders’ agreement, when Sprott Chile Solar I SpA intends to sell its shares.

(xii)	Chester Solar IV SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise. According to the shareholders’ agreement, when Sprott Chile Solar I SpA intends to sell its shares.

(xiii)	Chester Solar V SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise. According to the shareholders’ agreement, when Sprott Chile Solar I SpA intends to sell its shares.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

(xiv)	Diego de Almagro Solar SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise.According to the shareholders’ agreement, when Sprott Chile Solar I SpA intends to sell its shares.

(xv)	Laurel SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise. According to the shareholders’ agreement, when Sprott Chile Solar I SpA intends to sell its shares.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of December 31, 2019 are as follows:

Company	Nature and extent of any significant restrictions

Daegu Green Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions is obtained.

Taebaek Wind Power Co., Ltd.	Financial institutions can reject or defer an approval with regard to the request for fund executions on subordinated loans of shareholders in order to pay senior loans based on the loan agreement. Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions is obtained.

Pyeongchang Wind Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions is obtained.

Daeryun Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained and Shares cannot be wholly or partially transferred without consent of the majority of lenders is obtained.

KNH Solar Co., Ltd.	Principal and interest, dividends to shareholders cannot be paid without written consent of financial institutions. Also, Shares cannot be wholly or partially transferred without consent of other shareholders is obtained.

Jeongam Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and reimbursement to the lender can be restricted depending on the priority of the loans. Also, Shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Korea Power Engineering Service Co., Ltd.	Shares cannot be wholly or partially transferred without consent of the board of directors is obtained.

Daehan Wind Power PSC	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, Shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Daejung Offshore Wind Power Co., Ltd.	Before the commencement of the operation, shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Naepo Green Energy Co., Ltd.	Shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Samcheok Eco Materials Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

KPGE Inc.	Shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Taebaek Guinemi Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Indeck Niles Asset Management, LLC	Shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Indeck Niles Development, LLC	Shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Chester Solar IV SpA	Shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Chester Solar V SpA	Shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Diego de Almagro Solar Spa	Shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Laurel SpA	Shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Kelar S.A.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, Shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of December 31, 2019 and 2018 are as follows:

In millions of won	2019
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	13,848,063	(21,817)	—	—	13,826,246
Buildings		20,756,351	(61,920)	(8,305,683)	(4,962)	12,383,786
Structures		70,900,343	(186,554)	(25,711,840)	(9,633)	44,992,316
Machinery		89,224,339	(158,907)	(38,865,392)	(451,647)	49,748,393
Ships		3,104	—	(2,903)	—	201
Vehicles		309,829	(2,275)	(239,128)	(116)	68,310
Equipment		1,716,210	(241)	(1,342,053)	(42)	373,874
Tools		1,098,127	(403)	(934,023)	(40)	163,661
Construction-in-progress		28,584,806	(61,211)	—	(165,336)	28,358,259
Right-of-use assets		7,574,010	—	(2,790,437)	—	4,783,573
Asset retirement costs		11,690,188	—	(4,169,238)	(146,423)	7,374,527
Others		12,955,782	—	(10,327,101)	—	2,628,681

	~~W~~	258,661,152	(493,328)	(92,687,798)	(778,199)	164,701,827

In millions of won	2018
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	13,554,292	(21,968)	—	—	13,532,324
Buildings		19,431,536	(63,189)	(7,494,176)	(3,669)	11,870,502
Structures		66,335,506	(190,854)	(23,615,312)	(8,399)	42,520,941
Machinery		82,047,823	(173,242)	(34,151,878)	(439,350)	47,283,353
Ships		3,655	—	(3,353)	—	302
Vehicles		287,954	(4,220)	(215,649)	(116)	67,969
Equipment		1,558,309	(418)	(1,175,408)	(42)	382,441
Tools		1,073,145	(675)	(880,432)	(38)	192,000
Construction-in-progress		29,026,880	(54,740)	—	(205,713)	28,766,427
Finance lease assets		2,390,701	(26)	(2,194,971)	—	195,704
Asset retirement costs		9,424,181	—	(3,706,004)	(146,423)	5,571,754
Others		11,875,394	—	(9,515,917)	—	2,359,477

	~~W~~	237,009,376	(509,332)	(82,953,100)	(803,750)	152,743,194

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019
	Beginning balance		Effect of change in accounting policy	Acquisition	Disposal	Depreciation	Impairment (*1,*4)	Others (*2,*3)	Ending balance
Land	~~W~~	13,554,292	—	40,752	(29,205)	—	(25,626)	307,850	13,848,063
(Government grants)		(21,968)	—	—	151	—	—	—	(21,817)
Buildings		11,933,691	—	3,195	(23,409)	(821,680)	(1,293)	1,355,202	12,445,706
(Government grants)		(63,189)	—	(592)	—	6,214	—	(4,353)	(61,920)
Structures		42,711,795	—	1,663	(470,230)	(2,399,283)	(1,234)	5,336,159	45,178,870
(Government grants)		(190,854)	—	—	2,405	9,373	—	(7,478)	(186,554)
Machinery		47,456,595	—	326,606	(248,951)	(5,452,669)	(12,247)	7,837,966	49,907,300
(Government grants)		(173,242)	—	(1,050)	635	17,993	—	(3,243)	(158,907)
Ships		302	—	—	—	(100)	—	(1)	201
Vehicles		72,189	—	3,789	4,558	(33,650)	—	23,699	70,585
(Government grants)		(4,220)	—	(228)	5	2,170	—	(2)	(2,275)
Equipment		382,859	—	47,532	(162)	(199,376)	(227)	143,489	374,115
(Government grants)		(418)	—	(81)	—	262	—	(4)	(241)
Tools		192,675	—	20,956	(31)	(87,708)	—	38,172	164,064
(Government grants)		(675)	—	—	—	281	—	(9)	(403)
Construction-in-progress		28,821,167	—	13,544,091	(199,853)	—	(8,828)	(13,737,107)	28,419,470
(Government grants)		(54,740)	—	12,338	—	—	—	(18,809)	(61,211)
Finance lease assets		195,730	(195,730)	—	—	—	—	—	—
(Government grants)		(26)	26	—	—	—	—	—	—
Right-of-use assets		—	5,143,651	220,996	—	(581,074)	—	—	4,783,573
Asset retirement costs		5,571,754	—	—	—	(626,856)	—	2,429,629	7,374,527
Others		2,359,477	—	1,388	(221)	(800,653)	(581)	1,069,271	2,628,681

	~~W~~	152,743,194	4,947,947	14,221,355	(964,308)	(10,966,756)	(50,036)	4,770,431	164,701,827

(*1)

KEPCO Bylong Australia Pty., Ltd., 100% owned subsidiary, performed an impairment test over its land and others. The Group recognized the amount of the carrying amount in excess of its recoverable amount as an impairment loss.

(*2)	‘Others’ include the amounts of assets acquired by the business combination. (see Note 51)
(*3)

‘Others’ include the amounts which have been reclassed from Construction-in-progress to the other assets in the current period to reflect assets that had finished construction in the prior periods as it was deemed not material.

(*4)

As described in Note 2, the Group recognized impairment loss of ~~W~~3,819 million related to Wolsong unit 1, Shin-Hanwool unit 3 and 4 and reversal of impairment loss of ~~W~~16,693 million related to Wolsong unit 1.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the years ended December 31, 2019 and 2018 are as follows, continued:

In millions of won	2018
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment (*1)	Others	Ending balance
Land	~~W~~	13,318,542	2,254	(18,240)	—	—	251,736	13,554,292
(Government grants)		(21,968)	—	—	—	—	—	(21,968)
Buildings		12,053,526	10,156	(8,545)	(767,845)	(1,896)	648,295	11,933,691
(Government grants)		(63,539)	(4,213)	31	6,836	—	(2,304)	(63,189)
Structures		44,104,778	11,123	(587,278)	(2,476,278)	(360)	1,659,810	42,711,795
(Government grants)		(196,414)	—	3,270	10,292	—	(8,002)	(190,854)
Machinery (*2)		46,875,798	460,676	(250,159)	(4,973,252)	(393,839)	5,737,371	47,456,595
(Government grants)		(183,188)	(1,185)	823	18,099	—	(7,791)	(173,242)
Ships		403	—	—	(103)	—	2	302
Vehicles		81,038	2,774	(402)	(32,620)	—	21,399	72,189
(Government grants)		(6,322)	(45)	—	2,146	—	1	(4,220)
Equipment		420,672	36,884	(265)	(187,821)	(36)	113,425	382,859
(Government grants)		(761)	(22)	—	365	—	—	(418)
Tools		200,663	12,331	(268)	(83,283)	(6)	63,238	192,675
(Government grants)		(1,027)	(44)	—	432	—	(36)	(675)
Construction-in-progress		25,572,541	11,749,397	(47,463)	—	(167,603)	(8,285,705)	28,821,167
(Government grants)		(49,084)	(23,895)	—	—	—	18,239	(54,740)
Finance lease assets		297,679	—	—	(101,888)	—	(61)	195,730
(Government grants)		(27)	—	—	1	—	—	(26)
Asset retirement costs		6,039,484	1,988	—	(610,435)	(146,424)	287,141	5,571,754
Others		2,439,620	8,691	(715)	(709,579)	—	621,460	2,359,477

	~~W~~	150,882,414	12,266,870	(909,211)	(9,904,933)	(710,164)	1,118,218	152,743,194

(*1)

Korea Hydro & Nuclear Power Co., Ltd. And Korea Western Power Co., Ltd., 100% owned subsidiaries, have determined that there are impairment indicators for the shutdowns of certain power generation units and fire, and performed an impairment test over the individual assets. As a result, the Group recognized the amount of the carrying amount in excess of its recoverable amount as an impairment loss in the consolidated statements of comprehensive income.

(*2)

As described in Note 26, the amount of acquisition of machinery includes W204,787 million of that the Group believes the possibility of economic benefit outflow is probable on the request for additional construction costs of Hyundai E&C, GS Engineering & Construction Corp. and Hansol SeenTec Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

19.	Investment Properties

(1)	Investment properties as of December 31, 2019 and 2018 are as follows:

In millions of won	2019
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	129,897	—	—	129,897
Buildings		64,590	(13)	(35,894)	28,683

	~~W~~	194,487	(13)	(35,894)	158,580

In millions of won	2018
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	139,940	—	—	139,940
Buildings		34,801	(50)	(15,132)	19,619

	~~W~~	174,741	(50)	(15,132)	159,559

(2)	Changes in investment properties for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019
	Beginning balance		Depreciation	Others (*)	Ending balance
Land	~~W~~	139,940	—	(10,043)	129,897
Buildings		19,669	(5,070)	14,097	28,696
(Government grants)		(50)	1	36	(13)

	~~W~~	159,559	(5,069)	4,090	158,580

In millions of won	2018
	Beginning balance		Depreciation	Others	Ending balance
Land	~~W~~	264,205	—	(124,265)	139,940
Buildings		20,592	(924)	1	19,669
(Government grants)		(83)	1	32	(50)

	~~W~~	284,714	(923)	(124,232)	159,559

(*)

As described in Note 42, the Group reclassified land and buildings amounting to ~~W~~2,765 million and ~~W~~19,369 million, respectively, from assets held-for-sale to investment properties during the year ended December 31, 2019.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

19.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Rental income	~~W~~	9,782	9,494
Operating and maintenance expenses related to rental income		(1,257)	(923)
Operating and maintenance expenses not related to rental income		(3,812)	—

	~~W~~	4,713	8,571

(4)	Fair value of investment properties as of December 31, 2018 and 2019 are as follows:

In millions of won	2019			2018
	Book value		Fair value	Book value	Fair value
Land	~~W~~	129,897	202,042	139,940	167,178
Buildings		28,683	38,046	19,619	23,276

	~~W~~	158,580	240,088	159,559	190,454

The Group determined the fair value of investment property on the transition date based on valuations conducted by an independent valuation firm that is independent of the Group. The valuation firm has appropriate qualifications and experience in the valuation of real estate in the Republic of Korea, and the valuation was conducted using a comparison method, which is a method of obtaining economic value based on the marketability of the property. The fair values of the investment properties as of the reporting date were determined by considering fluctuations in the publicly announced individual land price after the KIFRS transition date. (January 1, 2010)

(5)	All of the Group’s investment property is held under freehold interests.

20.	Construction Contracts

(1)	Changes in major contract amount in which revenue is not yet recognized for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in UAE and others	~~W~~	3,620,788	379,269	(1,264,916)	2,735,141

(*)

For the year ended December 31, 2019, the increased balance of contracts from new orders and foreign exchange impact is ~~W~~390,224 million and the decreased balance of contracts due to changes in scope of construction work is ~~W~~10,955 million.

In millions of won	2018
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in UAE and others	~~W~~	4,176,595	1,186,584	(1,742,391)	3,620,788

(*)

For the year ended December 31, 2018, the increased balance of contracts from new orders and foreign exchange impact is ~~W~~1,207,097 million and the decreased balance of contracts due to changes in scope of construction work is ~~W~~20,513 million.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

20.	Construction Contracts, Continued

(2)	Accumulated earned revenue, costs and others related to the Group’s construction contracts as of December 31, 2019 and 2018 are as follows:

In millions of won	2019
	Accumulated earned revenue		Accumulated costs	Accumulated profit
Nuclear power plant construction in UAE and others	~~W~~	20,971,487	19,566,647	1,404,840

In millions of won	2018
	Accumulated earned revenue		Accumulated costs	Accumulated profit
Nuclear power plant construction in UAE and others	~~W~~	19,801,220	18,651,188	1,150,032

(3)	Gross amount due from customers recognized as assets and due to customers recognized as liabilities for contract work as of December 31, 2019 and 2018 are as follows:

In millions of won	2019			2018
	Assets (*1)		Liabilities (*2)	Assets (*1)	Liabilities (*2)
Nuclear power plant construction in UAE and others	~~W~~	53,827	73,420	36,232	350,460

(*1)	Included in trade and other receivables, net, in the consolidated statements of financial position.
(*2)	Included in non-financial liabilities in the consolidated statements of financial position.

(4)

The contract with BOC (purchaser) states that disclosure of information related to UAE nuclear power plant construction projects such as contract date, contractual completion date, completion progress, unbilled construction, impairment losses, etc. are not allowed without consent from the purchaser. BOC did not agree to disclose such information. Accordingly, the Group did not disclose such information based on KIFRS 1115 129.2(2) as it is probable that BOC may file a lawsuit for breach of contract if the Group does so. Also, the Group reported to the audit committee that those items will not be disclosed in the notes to the consolidated financial statements.

(5)	Changes in estimates of contract revenues and costs related to the Group’s construction services for the year ended December 31, 2019 are as follows:

In millions of won	2019
						Assets from construction contracts		Receivables from construction contracts
	Expected loss on construction contracts		Changes in estimates of contract revenue and costs	Amounts recognized in current profit or loss	Amounts recognized in future profit or loss	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts	Changes in estimated total contract costs
Transmission and distribution	~~W~~	—	195,079	184,053	11,026	35,676	—	—	—	—
Plant maintenance & engineering service		1,100	(9,097)	(8,941)	(156)	18,151	—	46,489	13,335	2,873

	~~W~~	1,100	185,982	175,112	10,870	53,827	—	46,489	13,335	2,873

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of December 31, 2019 and 2018 are as follows:

In millions of won	2019
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	707,731	(235)	(542,736)	—	164,760
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		102,828	—	(40,389)	(9,178)	53,261
Mining rights		584,969	—	(28,456)	(512,790)	43,723
Development expenditures		916,834	(1,492)	(822,972)	(19)	92,351
Intangible assets under development		73,335	(11,029)	—	(12,845)	49,461
Usage rights of donated assets and others		582,825	—	(389,664)	—	193,161
Leasehold rights		25,989	—	(20,671)	—	5,318
Greenhouse gas emissions rights		41,656	—	—	—	41,656
Others		557,749	(79)	(119,446)	(11,939)	426,285

	~~W~~	3,597,314	(12,835)	(1,967,732)	(546,771)	1,069,976

In millions of won	2018
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	619,662	(420)	(461,981)	—	157,261
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		97,033	—	(29,921)	—	67,112
Mining rights		561,945	—	(27,421)	—	534,524
Development expenditures		878,462	(2,110)	(785,976)	—	90,376
Intangible assets under development		83,381	(10,564)	—	(12,845)	59,972
Usage rights of donated assets and others		459,682	—	(372,671)	—	87,011
Leasehold rights		25,482	—	(19,930)	—	5,552
Greenhouse gas emissions rights		7,050	—	—	—	7,050
Others		333,621	—	(104,486)	(12,051)	217,084

	~~W~~	3,069,716	(13,094)	(1,805,784)	(24,896)	1,225,942

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019
	Beginning balance		Acquisition	Disposals	Amortization	Impairment (*1)	Others (*2)	Ending balance
Software	~~W~~	157,681	42,694	(774)	(81,883)	—	47,277	164,995
(Government grants)		(420)	—	—	202	—	(17)	(235)
Copyrights, patents rights and other industrial rights		67,112	171	(325)	(9,196)	—	(4,501)	53,261
Mining rights		534,524	8,742	—	(7,186)	(513,519)	21,162	43,723
Development expenditures		92,486	687	—	(28,901)	(68)	29,639	93,843
(Government grants)		(2,110)	—	—	833	—	(215)	(1,492)
Intangible assets under development		70,536	56,082	—	—	—	(66,128)	60,490
(Government grants)		(10,564)	—	—	—	—	(465)	(11,029)
Usage rights of donated assets and others		87,011	—	—	(15,632)	—	121,782	193,161
(Government grants)		—	—	—	—	—	—	—
Leasehold rights		5,552	—	—	(741)	—	507	5,318
Greenhouse gas emissions rights		7,050	118,743	(7,058)	—	—	(77,079)	41,656
Others		217,084	2,307	(164)	(14,413)	(22)	221,572	426,364
(Government grants)		—	—	—	2	—	(81)	(79)

	~~W~~	1,225,942	229,426	(8,321)	(156,915)	(513,609)	293,453	1,069,976

(*1)

KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd., 100% owned subsidiaries, performed an impairment test over the mining rights and the Group recognized the amount of the carrying amount in excess of its recoverable amount as an impairment loss.

(*2)

‘Others’ include the business rights amounting to ~~W~~172,434 million increased from the business combination between Korea East-West Power Co., Ltd. and Eumseong Natural Gas Power Co., Ltd. (see note 51)

In millions of won	2018
	Beginning balance		Acquisition	Disposals	Amortization	Impairment (*)	Others	Ending balance
Software	~~W~~	125,891	10,861	(1)	(53,755)	—	74,685	157,681
(Government grants)		(486)	—	—	254	—	(188)	(420)
Copyrights, patents rights and other industrial rights		23,981	28	—	(8,665)	(13)	51,781	67,112
Mining rights		539,633	29,687	—	(3,186)	—	(31,610)	534,524
Development expenditures		84,518	823	—	(27,100)	—	34,245	92,486
(Government grants)		(3,702)	—	—	1,591	—	1	(2,110)
Intangible assets under development		139,910	67,383	—	—	(8,912)	(127,845)	70,536
(Government grants)		(10,540)	—	—	—	799	(823)	(10,564)
Usage rights of donated assets and others		101,658	—	—	(13,307)	—	(1,340)	87,011
(Government grants)		(11)	—	—	11	—	—	—
Leasehold rights		5,044	—	—	(667)	—	1,175	5,552
Greenhouse gas emissions rights		—	—	—	—	—	7,050	7,050
Others		181,225	1,805	(8)	(14,114)	(14)	48,190	217,084
(Government grants)		—	—	—	—	—	—	—

	~~W~~	1,187,121	110,587	(9)	(118,938)	(8,140)	55,321	1,225,942

(*)

~~W~~8,104 million of impairment loss on the intangible assets under development in relation to the technology development of heat transfer tube owned by KEPCO Nuclear Fuel Co., Ltd., 96.36% owned subsidiary, is included.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of December 31, 2019 and 2018 are as follows:

In millions of won and thousands of Australian dollars
2019
Type	Description	Currency	Amount	Remaining useful lives
Software	ERP system and others	KRW	432	1 year and 2 months ~ 1 year and 4 months
	Electricity sales information system	KRW	4,824	3 years
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	6,787	2 years and 9 months
	Contributions to ARP NRC DC	KRW	34,755	8 years
Mining rights	Mining right of Bylong mine	AUD	—	- (*)
Development expenditures	Electricity sales information system	KRW	15,283	2 years and 3 months
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge Dangjin power plant load facility usage right	KRW KRW	31,385 7,870	6 years and 11 months 1 year and 3 month
Others	Occupancy and use of public waters	KRW	92,446	17 years and 1 months
	Business rights	KRW	171,955	29 years and 11 months

(*)

The carrying amount of mining right does not exist, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. recognized impairment losses in full during the year ended December 31, 2019.

In millions of won and thousands of Australian dollars
2018
Type	Description	Currency	Amount	Remaining useful lives
Software	ERP system and others	KRW	783	2 years and 2 months ~ 2 years and 4 months
	Electricity sales information system	KRW	6,477	4 years
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	9,256	3 years and 9 months
	Contributions to ARP NRC DC	KRW	46,594	9 years
Mining rights	Mining right of Bylong mine	AUD	401,225	- (*)
Development expenditures	Electricity sales information system	KRW	22,337	3 years and 3 months
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge Dangjin power plant load facility usage right	KRW KRW	35,923 14,167	7 years and 11 months 2 years and 3 months
Others	Occupancy and use of public waters	KRW	97,858	18 years and 1 month

(*)	Mining rights are amortized using the units-of-production method and the amortization has not commenced yet.

(4)	For the years ended December 31, 2019 and 2018, the Group recognized research and development expenses of ~~W~~735,715 million and ~~W~~723,888 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

22. Trade and Other Payables

Trade and other payables as of December 31, 2019 and 2018 are as follows:

In millions of won	2019			2018
	Current		Non-current	Current	Non-current
Trade payables	~~W~~	2,859,721	—	3,411,830	—
Other trade payables		1,952,659	2,446,714	1,630,860	2,626,876
Accrued expenses		1,028,869	2,033	1,127,796	1,859
Leasehold deposits received		2,571	709	1,949	1,084
Other deposits received		163,382	68,702	169,317	72,453
Lease liabilities		635,349	4,434,784	—	—
Finance lease liabilities		—	—	57,200	226,606
Dividends payable		6,851	—	6,443	—
Others (*)		—	12,818	—	12,818

	~~W~~	6,649,402	6,965,760	6,405,395	2,941,696

(*)	Details of others as of December 31, 2019 and 2018 are as follows:

In millions of won	2019			2018
	Current		Non-current	Current	Non-current
Advance received from local governments	~~W~~	—	5,818	—	5,818
Others		—	7,000	—	7,000

	~~W~~	—	12,818	—	12,818

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Current liabilities
Short-term borrowings	~~W~~	1,098,555	860,602
Current portion of long-term borrowings		217,579	312,994
Current portion of debt securities		7,545,485	6,790,778
Less : Current portion of discount on long-term borrowings		(1,000)	(972)
Less : Current portion of discount on debt securities		(2,780)	(1,974)
Add : Current portion of premium on debt securities		—	20

		8,857,839	7,961,448

Non-current liabilities
Long-term borrowings		3,411,052	3,280,015
Debt securities		55,716,183	49,905,077
Less : Discount on long-term borrowings		(21,309)	(22,000)
Less : Discount on debt securities		(88,920)	(89,913)
Add : Premium on debt securities		1,696	—

		59,018,702	53,073,179

	~~W~~	67,876,541	61,034,627

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

23.	Borrowings and Debt Securities, Continued

(2)	Repayment schedule of borrowings and debt securities as of December 31, 2019 and 2018 are as follows:

In millions of won
2019
Type	Borrowings		Debt securities
Less than 1 year	~~W~~	1,316,134	7,545,485
1~ 5 years		2,113,404	31,552,963
Over 5 years		1,297,648	24,163,220

	~~W~~	4,727,186	63,261,668

In millions of won
2018
Type	Borrowings		Debt securities
Less than 1 year	~~W~~	1,173,596	6,790,778
1~ 5 years		1,911,226	30,175,734
Over 5 years		1,368,789	19,729,343

	~~W~~	4,453,611	56,695,855

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

23.	Borrowings and Debt Securities, Continued

(3)	Short-term borrowings as of December 31, 2019 and 2018 are as follows:

In millions of won and thousands of foreign currencies
2019
Type	Creditor	Interest rate (%)	Maturity	Foreign currency	Local currency
Local short-term borrowings	DB financial investment and others	2.00~2.20	2020.01.13~2020.02.05	—	~~W~~	280,000
Foreign short-term borrowings	LG-CNS	4.60	2020.06.30	USD 23,699		27,439
Foreign short-term borrowings	BDO Unibank	3.92	2020.12.20	PHP 225,000		5,130
Foreign short-term borrowings	Mizuho Bank	4.60	2020.06.30	USD 11,027		12,767
Electronic short-term bonds	Mirae asset daewoo and others	1.72~2.20	2020.01.10~2020.02.05	—		400,000
Local bank overdraft	Korea development Bank and others	1.98~2.75	2020.01.01~2020.04.16	—		373,219

					~~W~~	1,098,555

In millions of won and thousands of foreign currencies
2018
Type	Creditor	Interest rate (%)	Maturity	Foreign currency	Local currency
Local short-term borrowings	KTB Investment and securities and others	2.05~2.51	2019.01.04~2019.02.20	—	~~W~~	674,000
Foreign short-term borrowings	SCNT and others	4.60~6.50	2019.12.03	USD 8,955		10,013
Foreign short-term borrowings	BDO Unibank	6.59	2020.12.17(*)	PHP 450,000		9,581
Local bank overdraft	Nonghyup Bank	2.59~3.09	2019.01.10~2019.12.31	—		142,773
Local bank overdraft	Woori Bank	Standard overdraft rate+1.09	2019.02.26	—		24,235

					~~W~~	860,602

(*)	The contractual maturity is 2020 but is classified as short-term borrowing due to intention of early payment in 3 months after borrowing.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2019 and 2018 are as follows:

In millions of won and thousands of foreign currencies
2019
Type		Interest rate (%)	Maturity	Foreign currency		Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2020~2044		—	~~W~~	3,500
	Facility	2.50~4.60	2023~2028		—		59,845
	Operating funds	2.33~3.04	2020~2022		—		55,000
	Operating funds	1yr KoFC bond rate +0.95	2020~2022		—		24,000
Hana Bank	Commercial Paper	3M CD+0.13~0.32	2021~2024		—		1,150,000
	Facility	4.60	2028		—		12,466
	Facility	3yr KTB rate-1.25	2020~2028		—		6,699
IBK	PF Refinancing	CD+1.25	2030		—		10,497
Export-Import Bank of Korea	Project loans	1.50	2026		—		19,150
	Operating funds	2.21	2020		—		35,000
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25	2023~2025		—		4,350
	Facility	3yr KTB rate-2.25	2020~2024		—		2,058
	Project loans	—	2023		—		1,197
	Others	KTB rate-2.25	2024~2028		—		15,696
Shinhan Bank	Facility	CB rate+1.10	2028		—		18,698
	Others	3.95	2035		—		99,146
	Others	Standard overdraft rate+1.00	2035		—		99,146
Kookmin Bank	Facility	3.16	2020		—		10,000
	Facility	MOR+0.79	2023		—		23,333
Others	Facility	1.75~6.80	2026~2036		—		390,044
	Facility	CB rate+1.10~1.60 Standard overdraft rate+2.45	2023~2036		—		111,834
	PF Refinancing	4.10	2030		—		29,159
	Others	4.50~7.90	2022~2039		—		102,348

							2,283,166

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2021~2023	USD	8,744		10,123
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~3.20	2036	USD	101,912		117,994
	Direct loan and others	3M Libor+2.75~3.70	2027	JOD	146,380		239,039
	PF Loan	6M Libor+2.50~2.70	2032	USD	118,684		137,412
	Others	3.88	2021	USD	289,709		334,685
SCNT and others	Shareholder’s loan	6.50~8.00	2023	USD	13,000		15,051
	Shareholder’s loan	8.00	2031	JOD	4,853		7,925
Samsung Life Insurance and others	Syndicated Loan	3.10	2032	JPY	4,981,038		52,972
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.00	2032	JPY	3,213,121		34,171
Shinhan Bank	Note(Bond)	5.70	2037	USD	142,608		165,112
IFC and others	Others	6M Libor+5.00	2031	PKR	37,252,930		278,652
Federal Financing Bank and others	PF Loan	2.39~13.00	2031~2038	USD	101,380		117,377
Others	Others	—	—	USD	57		64

							1,345,465

							3,628,631
Less : Discount on long-term borrowings							(22,309)
Less : Current portion of long-term borrowings							(217,579)
Add : Current portion of discount on long-term borrowings							1,000

						~~W~~	3,389,743

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2019 and 2018 are as follows, continued:

In millions of won and thousands of foreign currencies
2018
Type		Interest rate (%)	Maturity	Foreign currency		Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2019~2044		—	~~W~~	4,154
	Facility	2.45~4.60	2023~2028		—		66,793
	Operating funds	2.59~3.56	2020~2021		—		67,000
	Operating funds	1yr KoFC bond rate +0.95	2020		—		14,000
Hana Bank	Commercial Paper	3M CD+0.19~0.32	2021~2023		—		950,000
	Facility	4.60	2028		—		13,781
	Facility	3yr KTB rate-1.25	2019~2028		—		8,072
IBK	PF Refinancing	CD+1.25	2030		—		22,500
Export-Import Bank of Korea	Project loans	1.50	2026		—		22,096
	Operating funds	2.21	2020		—		35,000
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25	2023~2025		—		5,558
	Facility	3yr KTB rate-2.25	2019~2024		—		2,589
	Project loans	—	2023		—		1,197
	Others	KTB rate-2.25	2024~2028		—		17,347
Shinhan Bank	Collateral borrowing	2.32	2019		—		30,000
	Facility	CB rate+1.10	2028		—		20,672
	Others	3.95	2035		—		103,851
	Others	Standard overdraft rate+1.00	2035		—		103,851
Kookmin Bank	Facility	3.16	2020		—		10,000
	Facility	MOR+0.79	2023		—		30,333
Others	Facility	1.75~4.60	2026~2036		—		168,080
	Facility	CB rate+1.10~1.60	2023~2036		—		52,810
	PF Refinancing	4.10	2030		—		62,500
	Others	4.50~7.90	2022~2039		—		102,347

							1,914,531

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2021~2023	USD	8,744		9,776
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~3.20	2036	USD	123,909		138,542
	Direct loan and others	3M Libor+2.75~3.70	2027	JOD	158,524		249,783
	Commercial loan and others	3M Libor+1.50~2.50	2030~2033	USD	277,538		310,315
	PF Loan	6M Libor+1.70~2.50	2032	USD	126,798		141,773
	Others	3.88	2021	USD	278,105		310,427
SCNT and others	Shareholder’s loan	8.00	2031	JOD	4,853		7,647
	Shareholder’s loan	6.50~8.00	2023	USD	44,680		49,956
PT PJB	Shareholder’s loan	12.75	2019	IDR	5,569,304		428
Samsung Life Insurance and others	Syndicated Loan	3.10	2032	JPY	5,286,835		53,565
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.00	2032	JPY	3,410,381		34,553
SMBC and others	Equity Bridge Loan	1M Libor+0.90	2019	USD	44,019		49,218
IFC and others	Others	6M Libor+5.00	2031	PKR	25,900,420		206,944
Federal Financing Bank and others	PF Loan	2.39~13.00	2031~2038	USD	102,322		114,406
Others	Others	—	2019	USD	1,025		1,145

							1,678,478

							3,593,009
Less : Discount on long-term borrowings							(22,972)
Less : Current portion of long-term borrowings							(312,994)
Add : Current portion of discount on long-term borrowings							972

						~~W~~	3,258,015

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

23.	Borrowings and Debt Securities, Continued

(5)	Local debt securities as of December 31, 2019 and 2018 are as follows:

In millions of won
	Issue date	Maturity	Interest rate (%)	2019		2018
Electricity bonds	2010.04.08 ~2019.12.30	2020.01.12 ~2049.10.24	1.32~5.26	~~W~~	28,450,000	24,480,000
Corporate bonds (*)	2009.10.16 ~2019.12.19	2020.02.22 ~2049.12.19	1.29~6.00		24,463,577	23,223,228

					52,913,577	47,703,228
Less : Discount on local debt securities					(42,274)	(41,247)
Less : Current portion of local debt securities					(6,340,000)	(5,330,000)
Add : Current portion of discount on local debt securities					1,409	1,035

				~~W~~	46,532,712	42,333,016

(*)	Corporate bonds of HeeMang Sunlight Power Co., Ltd. amounting to ~~W~~2,697 million can be redeemed every March 31 after five years from its issue date, March 31, 2016.

(6)	Foreign debt securities as of December 31, 2019 and 2018 are as follows:

In millions of won and thousands of foreign currencies
2019
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD	249,074	~~W~~	288,379
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD	314,717		364,379
FY-04	2004.04.23	2034.04.23	5.13	USD	286,920		332,196
FY-11	2011.07.13	2021.07.13	4.75	USD	500,000		578,900
FY-12	2012.09.19	2022.09.19	3.00	USD	750,000		868,350
FY-13	2013.09.25	2020.09.25	5.75	AUD	325,000		263,361
FY-14	2014.07.30~2014.12.02	2020.06.02~2029.07.30	2.50~3.57	USD	600,000		694,680
FY-15	2015.06.15	2025.06.15	3.25	USD	300,000		347,340
FY-16	2016.01.21	2021.07.21	2.50	USD	300,000		347,340
FY-17	2017.04.12~2017.07.25	2020.04.12~2027.07.25	2.38~3.13	USD	1,100,000		1,273,580
FY-17	2017.10.30	2037.10.30	1.70	EUR	40,000		51,897
FY-17	2017.11.16	2037.11.16	2.36	SEK	450,000		55,737
FY-18	2018.01.29~2018.07.25	2021.01.29~2023.07.25	3.00~3.88	USD	1,800,000		2,084,040
FY-18	2018.03.13	2028.03.13	3.35	HKD	1,650,000		245,289
FY-19	2019.01.22~2019.06.24	2022.01.22~2024.06.24	2.50~3.38	USD	800,000		926,240
FY-19	2019.02.27	2024.02.27	0.13	CHF	200,000		239,104
FY-19	2019.07.19	2024.07.19~2027.07.19	0~0.05	CHF	300,000		358,656
FY-19	2019.07.22	2022.07.22	2.38	USD	300,000		347,340
FY-19	2019.10.31	2024.10.30	3M BBSW+97bp	AUD	300,000		243,102
FY-19	2019.12.19	2037.12.31	3.3~5.7	USD	378,460		438,181

							10,348,091
Less : Discount on foreign debt securities							(49,426)
Add : Premium on foreign debt securities							1,696
Less : Current portion of foreign debt securities							(1,205,485)
Add : Current portion of discount on foreign debt securities							1,371

						~~W~~	9,096,247

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

23.	Borrowings and Debt Securities, Continued

(6) Foreign	debt securities as of December 31, 2019 and 2018 are as follows, continued:

In millions of won and thousands of foreign currencies
2018
Type	Issue date	Maturity	Interest rate (%)	Foreign currency	Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~8.37	USD 249,071	~~W~~	278,488
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		351,885
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		320,805
FY-11	2011.07.13	2021.07.13	4.75	USD 500,000		559,050
FY-12	2012.09.19	2022.09.19	3.00	USD 750,000		838,575
FY-13	2013.09.26~2013.10.23	2019.03.26~2019.04.23	1.50~1.63	CHF 400,000		454,488
FY-13	2013.09.25	2020.09.25	5.75	AUD 325,000		256,038
FY-14	2014.02.11~2014.12.02	2019.02.11~2029.07.30	2.38~3.57	USD 1,500,000		1,677,150
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		335,430
FY-16	2016.01.21	2021.07.21	2.50	USD 300,000		335,430
FY-17	2017.04.12~2017.07.25	2020.04.12~2027.07.25	2.38~3.13	USD 1,100,000		1,229,910
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		51,166
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		56,061
FY-18	2018.01.29~2018.07.25	2021.01.29~2023.07.25	3.00~3.88	USD 1,800,000		2,012,580
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		235,571

						8,992,627
Less : Discount on foreign debt securities						(50,640)
Add : Premium on foreign debt securities						20
Less : Current portion of foreign debt securities						(1,460,778)
Add : Current portion of discount on foreign debt securities						939
Less : Current portion of premium on foreign debt securities						(20)

					~~W~~	7,482,148

(7)	Changes in borrowings and debt securities for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Beginning balance	~~W~~	61,034,627	54,747,392
Cash flow		6,342,074	5,972,336
Effect of exchange rate fluctuations		494,414	322,515
Increase from the business combination		2,900	—
Others		2,526	(7,616)

Ending balance	~~W~~	67,876,541	61,034,627

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

24.	Lease

1)	Group as a lessee

(1)	Lease contracts

The Group had recognized finance lease assets and liabilities only for those lease contracts classified as finance lease contracts under KIFRS 1017 ‘Lease’. However, upon adoption of KIFRS 1116 ‘Lease’, The Group additionally recognized right-of-use assets and lease liabilities for those lease contracts that were classified operating lease previously under KIFRS 1017 ‘Lease’.

The Group applies the short-term leases recognition exemption to its lease contracts that have a lease term of 12 months or less from the commencement date, and recognized ~~W~~20,127 million as expense for the year ended December 31, 2019. The Group also applies the leases of low-value assets recognition exemption to leases contracts with underlying assets considered to be low value (i.e. approximately less than ~~W~~5 million), and recognized ~~W~~1,616 million as expense for the year ended December 31, 2019.

The Group has lease contracts for various items such as consecutive voyage charter contracts, power purchase agreements (PPA), real estate lease contracts including buildings, switchyard, and land for electric substation, vehicles, and other equipment.

(2)	Right-of-use assets as of December 31, 2019 are as follows:

In millions of won	2019
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	693,103	—	(49,029)	644,074
Buildings		54,980	—	(20,403)	34,577
Structures		28,198	—	(2,554)	25,644
Machinery		1,308	—	(484)	824
Ships		4,113,754	—	(425,465)	3,688,289
Vehicles		20,817	—	(7,109)	13,708
Others (*)		2,661,850	—	(2,285,393)	376,457

	~~W~~	7,574,010	—	(2,790,437)	4,783,573

(*)	Including power purchase agreements (“PPA”) with GS EPS and two other LNG combined power suppliers.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

24.	Lease, Continued

(3)	Changes in right-of-use assets for the year ended December 31, 2019 are as follows:

In millions of won	2019
	Beginning balance		Changes in accounting policies (*)	Increase	Depreciation	Ending balance
Land	~~W~~	—	684,386	8,717	(49,029)	644,074
Buildings		—	36,874	18,106	(20,403)	34,577
Structures		—	20,840	7,358	(2,554)	25,644
Machinery		—	—	1,308	(484)	824
Ships		—	3,986,947	126,807	(425,465)	3,688,289
Vehicles		—	11,258	9,559	(7,109)	13,708
Others (*)		—	403,346	49,141	(76,030)	376,457

	~~W~~	—	5,143,651	220,996	(581,074)	4,783,573

(*)	Including transferred amount of W195,704 million, which was classified as finance lease assets as of December 31, 2018.

(4)	Lease liabilities as of December 31, 2019 and 2018 are as follows:

In millions of won	2019
Less than 1 year	~~W~~	686,445
1 ~ 5 years		2,334,883
More than 5 years		2,735,681

		5,757,009
Less : Discount		(686,876)

Present value of lease payment	~~W~~	5,070,133

In millions of won	2018
	Minimum lease payment		Present value of minimum lease payment
Less than 1 year	~~W~~	87,709	57,200
1 ~ 5 years		228,783	170,676
More than 5 years		65,250	55,930

	~~W~~	381,742	283,806

(5)	The details of the liquidity classification of lease liabilities (Prior year : finance lease liabilities) as of December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Current lease liabilities	~~W~~	635,349	57,200
Non-current lease liabilities		4,434,784	226,606

	~~W~~	5,070,133	283,806

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

24.	Lease, Continued

(6)	Changes in lease liabilities for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019
	Beginning balance		Changes in accounting policies	Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	283,806	4,943,584	218,800	(659,387)	85,950	197,380	5,070,133

(*)	Including translation effect of foreign currency lease liabilities and others.

In millions of won	2018
	Beginning balance		Acquisition	Decrease	Ending balance
Finance lease liabilities	~~W~~	418,260	—	(134,454)	283,806

(7)	Details of expense relating to lease contracts as lessee for the year ended December 31, 2019 are as follows:

In millions of won	2019
Depreciation of right-of-use assets	~~W~~	581,074
Interest expenses of lease liabilities		85,950
Leases expenses for short-term leases		20,127
Leases expenses for leases of low-value assets		1,616
Variable lease payments		(15,912)

	~~W~~	672,855

(8)	Minimum lease payment and contingent rent payment recognized as an expense as a lessee for the year ended December 31, 2018 are as follows:

In millions of won	2018
Minimum lease payment	~~W~~	111,530
Contingent rent payment		(18,872)

	~~W~~	92,658

(9)	The total cash outflow related to the lease contract, including cash outflows due to short-term leases and leases of low-value asset leases, amounts to ~~W~~665,218 million.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

24.	Lease, Continued

(2)	Group as a lessor

(1)	Finance lease contracts

The Group entered into power purchase agreements (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25 year lease term, and an 89.1MW level Fujeij wind power plant over a 20 year lease term. Also, the Group has provided fly-ash pipe conduit as finance leases with an average lease term of 7 years. In addition, the Group provides 30 energy storage system installation projects and 96 energy efficiency contracts as finance leases with a lease term of 1 to 10 years. Also, the Group entered into a PPA with the Comission Federal de Electricidad in Mexico to provide for 25 years (from December 2013 to November 2038) all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)	Profit and loss related to finance lease

In millions of won	2019
Finance income on the net investment in the lease	~~W~~	97,392

(3)	Maturity analysis of the lease payments receivable and reconciliation of the undiscounted lease payments to the net investment in the lease as of December 31, 2019 are as follows:

In millions of won	2019
Less than 1 year	~~W~~	173,093
1 ~ 2 years		150,895
2 ~ 3 years		150,596
3 ~ 4 years		149,364
4 ~ 5 years		145,964
More than 5 years		1,740,652

		2,510,564
Less : Unearned finance income		(1,331,723)

Net investment in the lease	~~W~~	1,178,841

The implicit interest rate for a lease term is determined on the lease contract date. The implicit interest rate of the finance lease contracts is from 3.5% up to 16.48% per year as of December 31, 2019. (prior year : 3.5% ~ 9.12%)

(4)	Finance lease receivables as of December 31, 2018 are as follows:

In millions of won	2018
	Minimum lease payment		Present value of minimum lease payment
Less than 1 year	~~W~~	124,918	84,688
1 ~ 5 years		467,518	223,622
More than 5 years		1,333,016	675,036

	~~W~~	1,925,452	983,346

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

24.	Lease, Continued

(5)	Changes in the allowance for doubtful accounts of finance lease receivables for the year ended December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Beginning balance	~~W~~	1,133	—
Bad debt expense		—	1,133
Reversal of allowance for doubtful accounts		(271)	—

Ending balance	~~W~~	862	1,133

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

5.	Employment Benefits

(1)    Employment benefit obligations as of December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Net defined benefit asset	~~W~~	(1,047)	—
Net defined benefit obligations		1,925,134	1,638,785
Other long-term employee benefit obligations		4,720	6,284

	~~W~~	1,928,807	1,645,069

(2)    Principal assumptions on actuarial valuation as of December 31, 2019 and 2018 are as follows:

	2019	2018
Discount rate	1.92%~2.05%	2.24%~2.90%
Weighted average future salary and benefit levels	4.39%	4.88%
Weighted average duration	13.23 years	13.71 years

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

25.	Employment Benefits, Continued

(3)	Details of expense relating to defined benefit plans for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Current service cost	~~W~~	440,300	369,899
Interest cost		83,619	87,687
Expected return on plan assets		(41,597)	(42,135)
Past service cost		301,442	—
Loss from settlement		(2,017)	(767)

	~~W~~	781,747	414,684

Expenses as described above are recognized in those items below in the financial statements.

In millions of won	2019		2018
Cost of sales	~~W~~	580,623	308,672
Selling and administrative expenses		120,455	51,903
Others (Construction-in-progress and others)		80,669	54,109

	~~W~~	781,747	414,684

In addition, for the years ended December 31, 2019 and 2018, employee benefit obligations expenses of ~~W~~71,844 million and ~~W~~66,833 million, respectively, are recognized as cost of sales; and ~~W~~12,775 million and ~~W~~13,204 million, respectively, are recognized as selling and administrative expenses; and ~~W~~13,893 million and ~~W~~14,189 million, respectively, are recognized as construction-in-progress and others, relates to the Group’s defined contribution plans.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

25.	Employment Benefits, Continued

(4)	Details of defined benefit obligations as of December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Present value of defined benefit obligation from funded plans	~~W~~	4,035,400	3,414,116
Fair value of plan assets		(2,111,313)	(1,775,331)

Net liabilities incurred from defined benefit plans	~~W~~	1,924,087	1,638,785

(5)	Changes in the present value of defined benefit obligations for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Beginning balance	~~W~~	3,414,116	2,951,842
Current service cost		440,300	369,899
Interest cost (*)		83,619	87,687
Remeasurement component		(93,736)	154,939
Past service cost		301,442	—
Loss (profit) from settlement		(2,018)	(767)
Actual payments		(108,057)	(149,454)
Others		(266)	(30)

Ending balance	~~W~~	4,035,400	3,414,116

(*)	Corporate bond (AAA rated) yield at year-end is applied to measure the interest cost on employee benefit obligations.

(6)	Changes in the fair value of plan assets for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Beginning balance	~~W~~	1,775,331	1,475,641
Expected return		41,597	42,135
Remeasurement component		(11,186)	(12,308)
Contributions by the employers		348,386	330,064
Actual payments		(42,815)	(60,201)

Ending balance	~~W~~	2,111,313	1,775,331

In addition, losses on accumulated remeasurement component amounted to ~~W~~117,779 million and ~~W~~219,381 million have been recognized as other comprehensive income or loss for the years ended December 31, 2019 and 2018, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

25.	Employment Benefits, Continued

(7)	Details of the fair value of plan assets as of December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Equity instruments	~~W~~	189,235	96,823
Debt instruments		648,265	510,184
Bank deposit		199,743	275,518
Others		1,074,070	892,806

	~~W~~	2,111,313	1,775,331

For the years ended December 31, 2019 and 2018, actual returns on plan assets amounted to ~~W~~30,411 million and ~~W~~29,827 million, respectively.

(8)	Remeasurement component recognized in other comprehensive income (loss) for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Actuarial gain from changes in financial assumptions	~~W~~	(2,916)	186,428
Experience adjustments, etc.		(90,820)	(31,489)
Expected return		11,186	12,308

	~~W~~	(82,550)	167,247

Remeasurement component recognized as other comprehensive income or loss is included in retained earnings.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

26.	Provisions

(1)    Provisions as of December 31, 2019 and 2018 are as follows:

In millions of won	2019			2018

	Current		Non-current	Current	Non-current
Employment benefits
Provisions for employment benefits	~~W~~	975,619	—	976,347	—
Litigation
Litigation provisions		39,177	49,221	40,157	37,636
Decommissioning cost
Nuclear plants		—	15,994,039	—	13,388,134
Spent fuel		401,741	953,539	—	1,291,354
Radioactive waste		77,053	1,811,029	4,310	1,680,698
PCBs		—	152,981	—	147,668
Other recovery provisions		—	10,773	—	10,477
Others
Power plant regional support program		140,133	—	137,668	—
Transmission regional support program		139,785	—	151,698	—
Provisions for tax		—	—	6,845	—
Provisions for financial guarantee		111	81,246	1,320	14,266
Provisions for RPS		2,889	—	93,919	—
Provisions for greenhouse gas emissions obligations		682,459	—	136,187	—
Others		145,754	13,220	46,347	15,515

	~~W~~	2,604,721	19,066,048	1,594,798	16,585,748

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

26.	Provisions, Continued

(2)	Changes in provisions for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019
	Beginning balance		Increase in provision	Payment	Reversal	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	976,347	900,033	(879,980)	(20,781)	—	975,619
Litigation
Litigation provisions		77,793	59,366	(17,236)	(31,525)	—	88,398
Decommissioning cost
Nuclear plants		13,388,134	2,639,562	(33,657)	—	—	15,994,039
Spent fuel		1,291,354	440,029	(376,103)	—	—	1,355,280
Radioactive waste		1,685,008	209,551	(6,787)	—	310	1,888,082
PCBs		147,668	14,251	(8,938)	—	—	152,981
Other recovery provisions		10,477	2,020	(2,033)	—	309	10,773
Others
Power plant regional support program		137,668	41,341	(48,390)	—	9,514	140,133
Transmission regional support program		151,698	169,616	(181,529)	—	—	139,785
Provisions for tax		6,845	—	—	(6,847)	2	—
Provisions for financial guarantee		15,586	83,910	(16,589)	(1,551)	1	81,357
Provisions for RPS		93,919	222,119	(313,149)	—	—	2,889
Provisions for greenhouse gas emissions obligations		136,187	724,002	(152,463)	(25,267)	—	682,459
Others		61,862	113,751	(16,217)	(833)	411	158,974

	~~W~~	18,180,546	5,619,551	(2,053,071)	(86,804)	10,547	21,670,769

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

26.	Provisions, Continued

(2)	Changes in provisions for the years ended December 31, 2019 and 2018 are as follows, continued:

In millions of won	2018
	Beginning balance		Increase in provision	Payment	Reversal	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	913,787	912,440	(843,281)	(6,599)	—	976,347
Litigation
Litigation provisions (*)		73,576	234,517	(216,187)	(13,847)	(266)	77,793
Decommissioning cost
Nuclear plants		13,007,228	411,316	(30,410)	—	—	13,388,134
Spent fuel		1,339,046	435,007	(482,699)	—	—	1,291,354
Radioactive waste		1,638,371	112,815	(66,178)	—	—	1,685,008
PCBs		180,087	4,600	(13,758)	(23,261)	—	147,668
Other recovery provisions		6,659	2,125	—	—	1,693	10,477
Others
Power plant regional support program		153,756	46,366	(71,978)	—	9,524	137,668
Transmission regional support program		243,365	141,661	(233,328)	—	—	151,698
Provisions for tax		61	6,821	—	—	(37)	6,845
Provisions for financial guarantee		23,475	1,179	(67)	(8,432)	(569)	15,586
Provisions for RPS		271,624	297,802	(475,507)	—	—	93,919
Provisions for greenhouse gas emissions obligations		414,252	131,860	(350,356)	(59,569)	—	136,187
Others		96,925	44,732	(82,632)	(745)	3,582	61,862

	~~W~~	18,362,212	2,783,241	(2,866,381)	(112,453)	13,927	18,180,546

(*)

As described in Note 50.(1), the Group believes that the possibility of economic benefit outflow is probable on the request for additional construction costs of Hyundai E&C, GS Engineering & Construction Corp. and Hansol SeenTec Co., Ltd. For this reason, the Group recognized ~~W~~204,787 million of provision in addition to property, plant and equipment.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

27.	Government Grants

(1)	Government grants as of December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Land	~~W~~	(21,817)	(21,968)
Buildings		(61,920)	(63,189)
Structures		(186,554)	(190,854)
Machinery		(158,907)	(173,242)
Vehicles		(2,275)	(4,220)
Equipment		(241)	(418)
Tools		(403)	(675)
Construction-in-progress		(61,211)	(54,740)
Finance lease assets		—	(26)
Investment properties		(13)	(50)
Software		(235)	(420)
Development expenditures		(1,492)	(2,110)
Intangible assets under development		(11,029)	(10,564)
Other intangible assets		(79)	—

	~~W~~	(506,176)	(522,476)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

27.	Government Grants, Continued

(2)	Changes in government grants for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019
	Beginning balance		Receipt	Acquisitions	Offset items with depreciation expense and others	Disposals	Others	Ending balance
Cash	~~W~~	—	(21,705)	—	—	—	21,705	—
Land		(21,968)	—	—	—	151	—	(21,817)
Buildings		(63,189)	—	—	6,214	—	(4,945)	(61,920)
Structures		(190,854)	—	—	9,373	2,405	(7,478)	(186,554)
Machinery		(173,242)	—	—	17,993	635	(4,293)	(158,907)
Vehicles		(4,220)	—	—	2,170	5	(230)	(2,275)
Equipment		(418)	—	—	262	—	(85)	(241)
Tools		(675)	—	—	281	—	(9)	(403)
Construction-in-progress		(54,740)	—	12,338	—	—	(18,809)	(61,211)
Finance lease assets		(26)	—	—	—	—	26	—
Investment properties		(50)	—	—	1	—	36	(13)
Software		(420)	—	—	202	—	(17)	(235)
Development expenditures		(2,110)	—	—	833	—	(215)	(1,492)
Intangible assets under development		(10,564)	—	—	—	—	(465)	(11,029)
Other intangible assets		—	—	—	2	—	(81)	(79)

	~~W~~	(522,476)	(21,705)	12,338	37,331	3,196	(14,860)	(506,176)

In millions of won	2018
	Beginning balance		Receipt	Acquisitions	Offset items with depreciation expense and others	Disposals	Others	Ending balance
Cash	~~W~~	—	(30,416)	—	—	—	30,416	—
Land		(21,968)	—	—	—	—	—	(21,968)
Buildings		(63,539)	—	—	6,836	31	(6,517)	(63,189)
Structures		(196,414)	—	—	10,292	3,270	(8,002)	(190,854)
Machinery		(183,188)	—	—	18,099	823	(8,976)	(173,242)
Vehicles		(6,322)	—	—	2,146	—	(44)	(4,220)
Equipment		(761)	—	—	365	—	(22)	(418)
Tools		(1,027)	—	—	432	—	(80)	(675)
Construction-in-progress		(49,084)	—	18,239	—	—	(23,895)	(54,740)
Finance lease assets		(27)	—	—	1	—	—	(26)
Investment properties		(83)	—	—	1	—	32	(50)
Software		(486)	—	—	254	—	(188)	(420)
Development expenditures		(3,702)	—	—	1,591	—	1	(2,110)
Intangible assets under development		(10,540)	—	—	—	—	(24)	(10,564)
Usage rights of donated assets and others		(11)	—	—	11	—	—	—

	~~W~~	(537,152)	(30,416)	18,239	40,028	4,124	(17,299)	(522,476)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

28.	Deferred Revenue

Deferred revenue related to the Group’s construction contracts for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Beginning balance	~~W~~	8,606,563	8,325,181
Increase during the current period		1,199,783	875,930
Recognized as revenue during the current period		(604,808)	(594,548)

Ending balance	~~W~~	9,201,538	8,606,563

29.	Non-financial Liabilities

Non-financial liabilities as of December 31, 2019 and 2018 are as follows:

In millions of won	2019			2018
	Current		Non-current	Current	Non-current
Advance received	~~W~~	3,825,240	192,863	3,724,238	80,937
Unearned revenue		30,988	6,589	63,038	4,690
Deferred revenue		590,928	8,610,610	556,072	8,050,491
Withholdings		160,977	10,901	172,454	10,856
Others		1,080,220	13,489	1,058,239	13,059

	~~W~~	5,688,353	8,834,452	5,574,041	8,160,033

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

30.	Contributed Capital

(1)	Details of shares issued as of December 31, 2019 and 2018 are as follows:

In millions of won except share information
	2019
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

In millions of won except share information
	2018
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

(2)	Details in number of issued capital stock for the years ended December 31, 2019 and 2018 are as follows:

Number of shares	2019	2018
Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Share premium	~~W~~	843,758	843,758

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Legal reserve (*)	~~W~~	1,604,910	1,604,910
Voluntary reserves		34,785,425	35,906,267
Retained earnings before appropriations		12,811,798	14,007,942

Retained earnings	~~W~~	49,202,133	51,519,119

(*)

The KEPCO Act requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Reserve for investment on social overhead capital	~~W~~	5,277,449	5,277,449
Reserve for research and human development (*)		330,000	330,000
Reserve for business expansion		28,967,976	30,088,818
Reserve for equalizing dividends		210,000	210,000

	~~W~~	34,785,425	35,906,267

(*)

The reserve for research and human development is appropriated by KEPCO to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Restriction of Special Taxation Act of Korea.

(3)	Changes in retained earnings for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Beginning balance	~~W~~	51,519,119	53,370,558
Effect of change in accounting policy		—	71,928
Net profit (loss) for the period attributed to owner of the Group		(2,345,517)	(1,314,567)
Changes in equity method retained earnings		(6,789)	(1,153)
Remeasurement of defined benefit liability, net of tax		36,160	(100,495)
Transfer of gain (loss) on valuation of financial assets through other comprehensive income		(840)	—
Dividends paid		—	(507,152)

Ending balance	~~W~~	49,202,133	51,519,119

(4)	Dividends paid for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	—	—

In millions of won	2018
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	790	507,152

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

31.	Retained Earnings and Dividends Paid, Continued

(5)	Changes in retained earnings of investments in associates and joint ventures for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Beginning balance	~~W~~	3,969	5,122
Changes		(6,789)	(1,153)

Ending balance	~~W~~	(2,820)	3,969

(6)	Changes in remeasurement components related to defined benefit liability for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Beginning balance	~~W~~	(219,381)	(43,513)
Changes		76,395	(154,198)
Income tax effect		(40,235)	53,703
Transfer to reserve for business expansion		65,442	(75,373)

Ending balance	~~W~~	(117,779)	(219,381)

32.	Statement of Disposition of Deficit

For the year ended December 31, 2018, KEPCO’s retained earnings were appropriated on March 22, 2019. For the year ended December 31, 2019, KEPCO’s deficits are expected to be disposed on March 27, 2020. Statements of disposition of deficit and appropriation of retained earnings of KEPCO, the controlling company, for the years ended December 31, 2019 and 2018, respectively, are as follows:

In millions of won except for dividends per share	2019		2018
I. Retained earnings before appropriations (undisposed deficit)
Unappropriated retained earnings carried over from prior years	~~W~~	—	—
Effect of change in accounting policy		—	39,813
Net income (loss)		(2,594,957)	(1,095,213)
Remeasurement of the defined benefit plan		(11,402)	(65,442)

		(2,606,359)	(1,120,842)

II. Transfer from voluntary reserves		2,606,359	1,120,842

III. Subtotal ( I+II )		—	—

IV. Appropriations of retained earnings		—	—
V. Unappropriated retained earnings to be carried over forward to subsequent year		—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

33.	Hybrid Bonds

Hybrid bonds classified as equity (non-controlling interest) as of December 31, 2019 and 2018 are as follows:

In millions of won
Issuer	Hybrid bond	Issued date	Maturity	Yield (%)	2019		2018
Korea South-East Power Co., Ltd.	1st hybrid bond	2012.12.07	2042.12.06	4.38	~~W~~	170,000	170,000
Korea South-East Power Co., Ltd.	2nd hybrid bond	2012.12.07	2042.12.06	4.44		230,000	230,000
Expense of issuance						(1,090)	(1,090)

					~~W~~	398,910	398,910

Although these instruments have contractual maturity dates, the contractual agreements allow these subsidiaries to indefinitely extend the maturity dates and defer the payment of interest without modification to the other terms of the instruments. When the Group decides not to pay dividends on common shares, they are not required to pay interest on the hybrid bonds.

Substantially, as these instruments have no contractual obligation to pay principal and interest, these instruments have been classified as equity (non-controlling interest) in the Group’s consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

34.	Other Components of Equity

(1)	Other components of equity as of December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Other capital surplus	~~W~~	1,226,364	1,234,825
Accumulated other comprehensive loss		(280,730)	(358,570)
Other equity		13,294,973	13,294,973

	~~W~~	14,240,607	14,171,228

(2)	Changes in other capital surplus for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019				2018
	Gain on disposal of treasury stocks		Others	Subtotal	Gain on disposal of treasury stocks	Others	Subtotal
Beginning balance	~~W~~	387,524	847,301	1,234,825	387,524	846,269	1,233,793
Issuance of share capital of subsidiary and others		—	—	—	—	1,032	1,032
Others		—	(8,461)	(8,461)	—	—	—

Ending balance	~~W~~	387,524	838,840	1,226,364	387,524	847,301	1,234,825

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

34.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019
	Financial asset at fair value through other comprehensive income valuation reserve		Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation	Reserve for loss on valuation of derivatives	Total
Beginning balance	~~W~~	(81,708)	123,553	(350,245)	(50,170)	(358,570)
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		(10,891)	—	—	—	(10,891)
Shares in other comprehensive income of associates and joint ventures, net of tax		—	19,343	—	—	19,343
Foreign currency translation of foreign operations, net of tax		—	—	55,347	—	55,347
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	14,041	14,041

Ending balance	~~W~~	(92,599)	142,896	(294,898)	(36,129)	(280,730)

In millions of won	2018
	Financial asset at fair value through other comprehensive income valuation reserve		Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation	Reserve for loss on valuation of derivatives	Total
Beginning balance	~~W~~	29,268	66,464	(318,159)	(49,030)	(271,457)
Effect of change in accounting policy		(76,851)	—	—	—	(76,851)
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		(34,125)	—	—	—	(34,125)
Shares in other comprehensive income of associates and joint ventures, net of tax		—	57,089	—	—	57,089
Foreign currency translation of foreign operations, net of tax		—	—	(32,086)	—	(32,086)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(1,140)	(1,140)

Ending balance	~~W~~	(81,708)	123,553	(350,245)	(50,170)	(358,570)

(4)	Other equity as of December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Statutory revaluation reserve	~~W~~	13,295,098	13,295,098
Changes in other equity		(125)	(125)

	~~W~~	13,294,973	13,294,973

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

35.	Sales

Details of sales for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019				2018
	Domestic		Overseas	Total	Domestic	Overseas	Total
[Type of goods and services]
Sales of goods	~~W~~	56,609,330	285,546	56,894,876	57,514,866	382,938	57,897,804
Electricity		55,939,001	—	55,939,001	56,842,011	—	56,842,011
Heat supply		220,948	—	220,948	216,117	—	216,117
Others		449,381	285,546	734,927	456,738	382,938	839,676
Sales of service		222,106	186,184	408,290	176,539	216,328	392,867
Sales of construction services		110,692	1,154,224	1,264,916	108,586	1,633,805	1,742,391
Revenue related to transfer of assets from customers		604,808	—	604,808	594,548	—	594,548

	~~W~~	57,546,936	1,625,954	59,172,890	58,394,539	2,233,071	60,627,610

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	~~W~~	56,609,330	285,546	56,894,876	57,514,866	382,938	57,897,804
Performance obligations satisfied over time		937,606	1,340,408	2,278,014	879,673	1,850,133	2,729,806

	~~W~~	57,546,936	1,625,954	59,172,890	58,394,539	2,233,071	60,627,610

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

36.	Selling and Administrative Expenses

(1)	Selling and administrative expenses for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Salaries	~~W~~	775,204	757,819
Retirement benefit expense		157,272	65,107
Welfare and benefit expense		120,463	132,089
Insurance expense		12,427	12,181
Depreciation		232,510	214,499
Amortization of intangible assets		76,547	54,153
Bad debt expense		(12,719)	39,784
Commission		632,849	714,096
Advertising expense		34,453	30,894
Training expense		7,174	6,277
Vehicle maintenance expense		9,525	10,148
Publishing expense		3,414	3,307
Business development expense		3,038	2,785
Rent expense		40,505	42,851
Telecommunication expense		8,451	23,505
Transportation expense		865	686
Taxes and dues		58,666	46,424
Expendable supplies expense		6,682	6,166
Water, light and heating expense		11,867	12,629
Repairs and maintenance expense		88,576	62,580
Ordinary development expense		224,463	215,494
Travel expense		15,652	14,363
Clothing expense		9,369	10,108
Survey and analysis expense		848	705
Membership fee		969	1,043
Others		150,506	148,197

	~~W~~	2,669,576	2,627,890

(2)	Other selling and administrative expenses for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Accommodation development expenses	~~W~~	53,945	52,822
Miscellaneous wages		39,794	32,447
Litigation and filing expenses		21,768	12,853
Compensation for damages		(1,924)	19,193
Outsourcing expenses		3,293	3,036
Reward expenses		2,858	2,713
Overseas market development expenses		1,997	1,361
Others		28,775	23,772

	~~W~~	150,506	148,197

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

37.	Other Non-operating Income and Expense

(1)	Other non-operating income for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Reversal of other provisions	~~W~~	16,542	12,700
Reversal of other allowance for bad debt		—	143
Gains on government grants		281	482
Gains on assets contributed		6,921	17,336
Gains on liabilities exempted		916	10,303
Compensation and reparations revenue		113,292	89,901
Revenue from research contracts		5,276	6,818
Rental income		191,088	186,631
Others		58,849	51,032

	~~W~~	393,165	375,346

(2)	Details of others of other non-operating income for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Refund of claim for rectification	~~W~~	1,969	8,933
Adjustment of research project		3,294	2,267
Maintenance expenses on lease building		153	176
Training expenses		3,167	3,220
Deposit redemption		436	7
Reversal of expenses on litigation		9,926	753
Revenue on royalty fee		—	6,909
Reimbursement of insurance fee		610	7,145
Gains on guarantee contracts		135	39
Others		39,159	21,583

	~~W~~	58,849	51,032

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

37.	Other Non-operating Income and Expense, Continued

(3)	Other non-operating expense for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Compensation and indemnification expense	~~W~~	403	23,437
Accretion expenses of other provisions		7,939	41,924
Depreciation expenses on investment properties		5,069	923
Depreciation expenses on idle assets		6,542	6,547
Other bad debt expense		29,348	17,827
Donations		64,752	63,743
Others		127,860	76,929

	~~W~~	241,913	231,330

(4)	Details of others of other non-operating expense for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Operating expenses related to the idle assets	~~W~~	49	47
Research grants		399	461
Supporting expenses on farming and fishing village		13,991	13,537
Operating expenses on fitness center		5,234	4,788
Expenses on adjustment of research and development grants		554	404
Taxes and dues		188	199
Expenses on R&D supporting		67	53
Others		107,378	57,440

	~~W~~	127,860	76,929

38.	Other Gains (Losses)

(1)	Composition of other gains (losses) for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Other gains
Gains on disposal of property, plant and equipment	~~W~~	43,784	98,077
Gains on disposal of intangible assets		206	12
Reversal of impairment loss on property, plant and equipment		16,692	—
Reversal of impairment loss on intangible assets		—	17
Gains on foreign currency translation		16,340	14,905
Gains on foreign currency transaction		53,152	47,297
Gains on insurance proceeds		17,410	—
Others		238,688	221,556
Other losses
Losses on disposal of property, plant and equipment		(72,508)	(60,704)
Losses on disposal of intangible assets		(827)	(43)
Impairment loss on property, plant and equipment		(50,034)	(710,162)
Impairment loss on intangible assets		(513,609)	(8,112)
Impairment loss on other non-current assets		(49,620)	(87,024)
Losses on foreign currency translation		(8,757)	(7,678)
Losses on foreign currency transaction		(55,283)	(65,366)
Others		(217,892)	(63,899)

	~~W~~	(582,258)	(621,124)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

38.	Other Gains (Losses), Continued

(2)	Details of others of other gains for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Gains on disposal of inventories	~~W~~	3,424	6,350
Gains on proxy collection of TV license fee		41,013	40,450
Gains on compensation of impaired electric poles		1,372	1,166
Gains on compensation for infringement on contract		—	3,648
Gains on harbor facilities dues		3,741	3,803
Gains on technical fees		3,044	2,026
Reversal of occupation development training fees		1,472	1,602
Gains on disposal of waste		5,317	4,232
Gains on insurance		812	22,382
Gains on tax rebate		341	542
Gains on other commission		1,111	4,347
Gains on disposal of assets held-for-sale		23,778	—
Others		153,263	131,008

	~~W~~	238,688	221,556

(3)	Details of others of other losses for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Losses on valuation of inventories	~~W~~	3,127	1,953
Losses on disposal of inventories		10,456	3,555
Losses due to disaster		7,635	2,129
Losses on rounding adjustment of electric charge surtax		1,268	1,265
Others		195,406	54,997

	~~W~~	217,892	63,899

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

39.	Finance Income

(1)	Finance Income for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Interest income	~~W~~	268,118	223,767
Dividends income		13,838	12,777
Gains on disposal of financial assets		3,866	1,838
Gains on valuation of financial assets at fair value through profit or loss		5,575	8,495
Gains on valuation of derivatives		362,735	199,943
Gains on transaction of derivatives		157,961	179,745
Gains on foreign currency translation		175,839	143,254
Gains on foreign currency transaction		21,774	27,051

	~~W~~	1,009,706	796,870

(2)	Interest income included in finance income for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Cash and cash equivalents	~~W~~	42,861	40,704
Financial assets at fair value through profit or loss		29,411	21,713
Financial assets at amortized cost		539	89
Loans		63,448	21,925
Short-term financial instrument		49,070	41,025
Long-term financial instrument		12,794	7,920
Other financial assets		54	1
Trade and other receivables		69,941	90,390

	~~W~~	268,118	223,767

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

40.	Finance Expenses

(1)	Finance expenses for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Interest expense	~~W~~	2,046,811	1,868,458
Losses on sale of financial assets		2,106	1
Losses on valuation of financial assets at fair value through profit or loss		4,513	6,616
Losses on valuation of derivatives		45,385	46,740
Losses on transaction of derivatives		71,546	32,448
Losses on foreign currency translation		553,731	393,859
Losses on foreign currency transaction		55,509	121,763
Others		2,555	858

	~~W~~	2,782,156	2,470,743

(2)	Interest expense included in finance expenses for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Trade and other payables	~~W~~	94,019	42,830
Short-term borrowings		42,971	32,545
Long-term borrowings		119,806	92,243
Debt securities		1,827,511	1,771,544
Other financial liabilities		558,464	505,112

		2,642,771	2,444,274
Less: Capitalized borrowing costs		(595,960)	(575,816)

	~~W~~	2,046,811	1,868,458

Capitalization rates for the years ended December 31, 2019 and 2018 are 2.37%~3.44% and 2.17%~3.86% respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

41.	Income Taxes

(1)	Income tax expense (benefit) for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Current income tax expense
Payment of income tax	~~W~~	538,223	378,715
Adjustment in respect of prior years due to change in estimate		(176,441)	(195,648)
Current income tax directly recognized in equity		(53,302)	101,528
Effect of change in accounting policy		—	1,780

		308,480	286,375

Deferred tax expense
Generation and realization of temporary differences		(636,984)	(495,658)
Changes of unrecognized tax losses, tax credit and temporary differences for prior periods		(22,469)	(28,509)
Changes in deferred tax on tax losses carryforwards		(582,011)	(572,305)
Tax credit carryforwards		(71,306)	(16,224)
Amount due to change in tax rate or regulations		1,987	—

		(1,310,783)	(1,112,696)

Income tax expense (benefit)	~~W~~	(1,002,303)	(826,321)

(2)	Reconciliation between actual income tax expense and amount computed by applying the statutory tax rate to income before income taxes for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Income (loss) before income tax	~~W~~	(3,265,838)	(2,000,819)

Income tax expense (benefit) computed at applicable tax rate (*1)		(898,105)	(550,225)

Adjustments
Effect of applying gradual tax rate		10,362	(1,408)
Effect of non-taxable income		(9,990)	(1,705)
Effect of non-deductible expenses		12,197	40,151
Effect of tax losses that are not recognized as deferred tax asset		57,490	2,086
Effects of tax credits and deduction		(76,983)	(39,471)
Reversal of unrecognized deferred tax asset, net		(22,469)	(28,509)
Effect of change in deferred tax due to change in tax rate		16,848	261
Deferred income tax related to investments in subsidiaries and associates		147,598	(52,618)
Others, net		(62,810)	765

		72,243	(80,448)
Adjustment in respect of prior years due to change in estimate		(176,440)	(195,648)

Income tax expense (benefit)	~~W~~	(1,002,303)	(826,321)

The effective tax rate for the years ended December 31, 2019 and 2018 is not calculated for income tax benefit.

(3)	Income tax directly adjusted to shareholders’ equity (except for accumulated other comprehensive income (loss)) for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Dividends of hybrid bond	~~W~~	3,432	4,273

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

41.	Income Taxes, Continued

(4)	Income tax recognized as other comprehensive income (loss) for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Income tax recognized as other comprehensive income (loss)
Gain (loss) on valuation of financial assets at fair value through other comprehensive income	~~W~~	(4,217)	35,798
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		(15,642)	6,639
Remeasurement of defined benefit obligations		(40,235)	53,703
Investments in associates		4,275	6,592
Others		(914)	(5,477)

	~~W~~	(56,733)	97,255

(5)	Changes in deferred tax assets (liabilities) recognized in the statements of financial position for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019
	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Others (*)	Ending balance
Deferred tax on temporary differences
Employee benefits	~~W~~	594,541	94,541	(40,235)	—	—	648,847
Cash flow hedge		39,461	(23,977)	(15,642)	(841)	—	(999)
Investments in associates or subsidiaries		(8,666,871)	(3,131)	4,275	—	—	(8,665,727)
Property, plant and equipment		(6,522,778)	(592,440)	—	—	—	(7,115,218)
Finance lease		(453,074)	292,631	—	—	—	(160,443)
Intangible assets		6,055	(20,232)	—	—	(41,729)	(55,906)
Financial assets at fair value through profit or loss		19	322	—	—	—	341
Financial assets at fair value through other comprehensive income		25,576	(3,114)	(4,217)	—	—	18,245
Deferred revenue		219,742	(6,739)	—	—	—	213,003
Provisions		4,800,946	655,973	—	—	—	5,456,919
Doubtful receivables		59	—	—	—	—	59
Other finance liabilities		39,493	(4,402)	—	4,273	—	39,364
Gains or losses on foreign exchange translation		27,080	30,881	—	—	—	57,961
Allowance for doubtful accounts		58,756	(1,149)	—	—	—	57,607
Accrued income		(2,914)	(1,462)	—	—	—	(4,376)
Special deduction for property, plant and equipment		(211,746)	(3,627)	—	—	—	(215,373)
Others		1,053,146	290,484	(914)	—	—	1,342,716

		(8,992,509)	704,559	(56,733)	3,432	(41,729)	(8,382,980)

Deferred tax on unused tax losses and tax credit
Unused tax losses		554,457	557,356	—	—	—	1,111,813
Excess of donation limit		17,848	18,847	—	—	—	36,695
Tax credit		36,656	70,870	—	—	—	107,526

		608,961	647,073	—	—	—	1,256,034

	~~W~~	(8,383,548)	1,351,632	(56,733)	3,432	(41,729)	(7,126,946)

(*)	‘Others’ include amount changed due to business combination. (see Note 51)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

41.	Income Taxes, Continued

(5)	Changes in deferred tax assets (liabilities) recognized in the statements of financial position for the years ended December 31, 2019 and 2018 are as follows, continued:

In millions of won	2018
	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance
Deferred tax on temporary differences
Employee benefits	~~W~~	498,694	42,144	53,703	—	594,541
Cash flow hedge		65,445	(32,623)	6,639	—	39,461
Investments in associates or subsidiaries		(8,668,016)	(5,447)	6,592	—	(8,666,871)
Property, plant and equipment		(6,860,440)	337,662	—	—	(6,522,778)
Finance lease		(426,949)	(26,125)	—	—	(453,074)
Intangible assets		7,648	(1,593)	—	—	6,055
Financial assets at fair value through profit or loss		890	(871)	—	—	19
Financial assets at fair value through other comprehensive income		(8,843)	(1,379)	35,798	—	25,576
Deferred revenue		230,711	(10,969)	—	—	219,742
Provisions		4,822,833	(21,887)	—	—	4,800,946
Doubtful receivables		59	—	—	—	59
Other finance liabilities		32,755	2,465	—	4,273	39,493
Gains or losses on foreign exchange translation		(1,354)	28,434	—	—	27,080
Allowance for doubtful accounts		42,931	15,825	—	—	58,756
Accrued income		(1,825)	(1,089)	—	—	(2,914)
Special deduction for property, plant and equipment		(200,927)	(10,819)	—	—	(211,746)
Reserve for research and human development		(3,041)	3,041	—	—	—
Others		952,754	105,869	(5,477)	—	1,053,146

		(9,516,675)	422,638	97,255	4,273	(8,992,509)

Deferred tax on unused tax losses and tax credit
Unused tax losses		—	554,457	—	—	554,457
Excess of donation limit		—	17,848	—	—	17,848
Tax credit		20,431	16,225	—	—	36,656

		20,431	588,530	—	—	608,961

	~~W~~	(9,496,244)	1,011,168	97,255	4,273	(8,383,548)

(6)	Deferred tax assets (liabilities) recognized in the statements of financial position as of December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Deferred tax assets	~~W~~	1,437,829	1,233,761
Deferred tax liabilities		(8,564,775)	(9,617,309)

	~~W~~	(7,126,946)	(8,383,548)

(7)	Details of deductible temporary differences, tax losses and unused tax credits for which no deferred tax assets were recognized as of December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Deductible temporary differences	~~W~~	541,449	442,391

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

42.	Assets Held-for-Sale

Assets held-for-sale as of December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Land (*1)	~~W~~	23,002	2,765
Buildings (*1)		193	19,369
Investments (*2,3,4)		4,921	747

	~~W~~	28,116	22,881

(*1)

The board of directors of KEPCO Engineering & Construction Company, Inc., a subsidiary of the Group, determined to dispose the premises in Yongin as part of the government’s plan to relocate state-run companies for balanced national development and moved the head office to Gimcheon, Gyeongsangbukdo, in August 2015. As the Group believes the book value of Yongin premises will be recovered by a disposal transaction rather than continuous operation, it reclassified buildings, land and structures as assets held-for-sale. However, since the sale price of the premises has been expected to rise in accordance with the development plan in Yongin, Gyeonggi Province, the Group has not actively carried out the procedure for the sale since May 2019. For this reason, the premises no longer satisfies the definition of assets held-for-sale by KIFRS 1105, due to the period required to complete the sale is expected more than one year under the circumstances that can be controlled by the Group. Accordingly, the Group reclassified the premises as investment properties.

(*2)	Ulleungdo Natural Energy Co., Ltd. was in the process of liquidating its business as of December 31, 2019 and has been reclassified to assets held-for-sale, accordingly.
(*3)	Garolim Tidal Power Plant Co., Ltd. was in the process of liquidating its business as of December 31, 2019 and has been reclassified to assets held-for-sale, accordingly.
(*4)

As of December 31, 2018, the Group reclassified investment of subsidiary, KOWEPO India Private Limited, as assets held for sale due to the decision of liquidation. The process of liquidation has been completed during the year ended December 31, 2019.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

43.	Expenses Classified by Nature

Expenses classified by nature for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	17,084,029	17,084,029
Salaries		775,204	3,834,772	4,609,976
Retirement benefit expense		157,272	652,467	809,739
Welfare and benefit expense		120,463	443,482	563,945
Insurance expense		12,427	93,702	106,129
Depreciation		232,510	10,734,246	10,966,756
Amortization of intangible assets		76,547	80,368	156,915
Bad debt expense		(12,719)	—	(12,719)
Commission		632,849	378,861	1,011,710
Advertising expense		34,453	9,852	44,305
Training expense		7,174	16,903	24,077
Vehicle maintenance expense		9,525	7,652	17,177
Publishing expense		3,414	3,423	6,837
Business promotion expense		3,038	3,981	7,019
Rent expense		40,505	176,413	216,918
Telecommunication expense		8,451	11,034	19,485
Transportation expense		865	4,555	5,420
Taxes and dues		58,666	481,684	540,350
Expendable supplies expense		6,682	32,999	39,681
Water, light and heating expense		11,867	32,378	44,245
Repairs and maintenance expense		88,576	2,210,278	2,298,854
Ordinary development expense		224,463	511,252	735,715
Travel expense		15,652	68,581	84,233
Clothing expense		9,369	7,539	16,908
Survey and analysis expense		848	3,949	4,797
Membership fee		969	12,730	13,699
Power purchase		—	18,269,732	18,269,732
Others		150,506	2,612,973	2,763,479

	~~W~~	2,669,576	57,779,835	60,449,411

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

43.	Expenses Classified by Nature, Continued

Expenses classified by nature for the years ended December 31, 2019 and 2018 are as follows, continued:

In millions of won	2018
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	19,537,928	19,537,928
Salaries		757,819	3,478,804	4,236,623
Retirement benefit expense		65,107	375,505	440,612
Welfare and benefit expense		132,089	464,483	596,572
Insurance expense		12,181	93,876	106,057
Depreciation		214,499	9,683,887	9,898,386
Amortization of intangible assets		54,153	64,785	118,938
Bad debt expense		39,784	—	39,784
Commission		714,096	475,188	1,189,284
Advertising expense		30,894	9,419	40,313
Training expense		6,277	14,096	20,373
Vehicle maintenance expense		10,148	7,809	17,957
Publishing expense		3,307	3,530	6,837
Business promotion expense		2,785	3,860	6,645
Rent expense		42,851	171,132	213,983
Telecommunication expense		23,505	82,568	106,073
Transportation expense		686	4,537	5,223
Taxes and dues		46,424	440,317	486,741
Expendable supplies expense		6,166	31,844	38,010
Water, light and heating expense		12,629	34,640	47,269
Repairs and maintenance expense		62,580	2,156,668	2,219,248
Ordinary development expense		215,494	508,394	723,888
Travel expense		14,363	67,064	81,427
Clothing expense		10,108	4,368	14,476
Survey and analysis expense		705	3,929	4,634
Membership fee		1,043	11,563	12,606
Power purchase		—	18,307,289	18,307,289
Others		148,197	2,170,238	2,318,435

	~~W~~	2,627,890	58,207,721	60,835,611

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

44.	Earnings (Loss) Per Share

(1)	Basic earnings (loss) per share for the years ended December 31, 2019 and 2018 are as follows:

In won
Type	2019		2018
Basic loss per share	~~W~~	(3,654)	(2,048)

(2)	Net profit (loss) for the period and weighted average number of common shares used in the calculation of basic earnings (loss) per share for the years ended December 31, 2019 and 2018 are as follows:

In millions of won except number of shares
Type	2019		2018
Net income (loss) attributable to controlling interest	~~W~~	(2,345,517)	(1,314,567)
Profit (loss) used in the calculation of total basic earnings per share		(2,345,517)	(1,314,567)
Weighted average number of common shares		641,964,077	641,964,077

(3)	Weighted average number of common shares used in the calculation of basic earnings (loss) per share for the years ended December 31, 2019 and 2018 are as follows:

In number of shares
Type	2019	2018
The number of common shares issued at beginning of the year	641,964,077	641,964,077
Weighted average number of common shares	641,964,077	641,964,077

(4)	There are no potential dilutive instruments and diluted earnings (loss) per share are same as basic earnings (loss) per share for the years ended December 31, 2019 and 2018.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

45.	Risk Management

(1)	Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue while maximizing the return to shareholder through the optimization of the debt and equity balance. The capital structure of the Group consists of net debt (offset by cash and cash equivalents) and equity. The Group’s overall capital risk management strategy remains consistent with the prior year.

Details of the Group’s capital management accounts as of December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Total borrowings and debt securities	~~W~~	67,876,541	61,034,627
Cash and cash equivalents		1,810,129	1,358,345

Net borrowings and debt securities		66,066,412	59,676,282

Total shareholder’s equity		68,889,649	71,092,762

Debt to equity ratio		95.90%	83.94%

(2)	Financial risk management

The Group is exposed to various risks related to its financial instruments, such as, market risk (currency risk, interest rate risk, price risk), credit risk. The Group monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyze exposures by degree and magnitude of risks. The Group uses derivative financial instruments to hedge certain risk exposures. The Group’s overall financial risk management strategy remains consistent with the prior year.

(i)	Credit risk

Credit risk is the risk of finance loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales activities, securities and derivatives. In addition, credit risk exposure may exist within financial guarantees and unused line of credits. As these financial institutions the Group makes transactions with are reputable financial institutions, the credit risk from them are considered limited. The Group decides credit transaction limits based on evaluation of client’s credit, through information obtained from the credit bureau and disclosed financial position at committing contracts.

①	Credit risk management

Electricity sales, the main operations of the Group are the necessity for daily life and industrial activities of Korean nationals, and have importance as one of the national key industries. The Group dominates the domestic market supplying electricity to customers. The Group is not exposed to significant credit risk as customers of the Group are diverse and are from various industries and areas. The Group uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counterparty will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

②	Impairment and allowance account

In accordance with the Group policies, individual material financial assets are assessed on a regular basis, trade receivables that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Value of the acquired collateral (including the confirmation of feasibility) and estimated collectable amounts are included in this assessment.

Allowance for bad debts assessed on a collective basis are recognized for (i) the group of assets which individually are not material and (ii) incurred but not recognized losses that are assessed using statistical methods, judgment and past experience.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

45.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Group’s level of maximum exposure to credit risk as of December 31, 2019 and 2018 are as follows:

In millions of won	2019		2018
Cash and cash equivalents	~~W~~	1,810,129	1,358,345
Financial assets at fair value through profit or loss		747,261	920,935
Derivative assets (trading)		165,204	37,631
Financial assets at amortized cost		13,609	14,042
Loans		738,707	718,674
Long-term/short-term financial instruments		1,960,227	2,318,027
Derivative assets (applying hedge accounting)		145,829	64,704
Trade and other receivables		9,703,749	9,613,437
Financial guarantee contracts (*)		3,338,566	1,310,817

(*)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

As of the reporting date, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk

Market risk is the risk that the Group’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

(iii)	Sensitivity analysis

Significant assets and liabilities with uncertainties in underlying assumptions

①	Defined benefit obligation

A sensitivity analysis of defined benefit obligation assuming a 1% increase and decrease movements in the actuarial valuation assumptions as of December 31, 2019 and 2018 are as follows:

In millions of won		2019		2018
Type	Accounts	1% Increase	1% Decrease	1% Increase	1% Decrease
Future salary increases	Increase (decrease) in defined benefit obligation	~~W~~442,748	(386,147)	416,956	(363,820)
Discount rate	Increase (decrease) in defined benefit obligation	(402,099)	475,765	(377,221)	445,833

Changes of employee benefits assuming a 1% increase and decrease movements in discount rate on plan asset for the years ended December 31, 2019 and 2018 are ~~W~~17,734 million and ~~W~~14,646 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

45.	Risk Management, Continued

(2)	Financial risk management, continued

②	Provisions

Changes in provisions due to movements in underlying assumptions as of December 31, 2019 and 2018 are as follows:

Type	Accounts	2019	2018
PCBs	Inflation rate	1.09%	1.27%
	Discount rate	1.97%	2.18%
Nuclear plants	Inflation rate	1.10%	1.21%
	Discount rate	2.43%	2.94%
Spent fuel	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%

A sensitivity analysis of provisions assuming a 0.1% increase and decrease movements in the underlying assumptions as of December 31, 2019 and 2018 are as follows:

In millions of won		2019			2018
Type	Accounts	0.1% Increase		0.1% Decrease	0.1% Increase	0.1% Decrease
Discount rate	PCBs	~~W~~	(527)	530	(623)	627
	Nuclear plants		(316,184)	325,828	(256,513)	263,595
	Spent fuel		(51,607)	53,621	(49,182)	51,098
Inflation rate	PCBs		534	(532)	632	(629)
	Nuclear plants		346,082	(336,182)	294,984	(287,110)
	Spent fuel		54,396	(52,424)	51,837	(49,961)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

45.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgement affected by uncertainties in underlying assumptions

①	Foreign currency risk

The Group undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities as of December 31, 2019 and 2018 are as follows:

In thousands of foreign currencies	Assets		Liabilities
Type	2019	2018	2019	2018
AED	57,403	10,513	40,061	5,890
AUD	143	143	1,036,785	717,712
BDT	85,547	71,575	635	1,175
BWP	1,437	1,214	—	—
CAD	86	96	3,112	4
CHF	—	—	500,753	400,000
CNY	—	—	26,140	26,140
CZK	—	—	243	—
EUR	208	337	111,199	105,673
GBP	—	—	191	1
GHS	—	25,794	—	—
HKD	—	—	1,648,815	1,650,000
IDR	376,136	60,568	219,801	206,935
INR	1,244,170	1,228,795	210,232	183,963
JOD	1,516	2,764	147	5
JPY	109,970	35,935	314,402	390,921
KZT	319	319	—	—
MGA	3,858,201	3,318,447	133,403	170,641
MMK	29,651	25,208	—	—
PHP	175,210	709,285	130,073	66,985
PKR	354,361	305,542	4,366	3,588
SAR	2,653	2,024	480	—
SEK	—	—	449,072	450,000
USD	1,227,054	1,422,510	9,963,928	8,103,602
UYU	58,781	39,898	8,213	4,253
VND	418,998	—	1,375	—
ZAR	450	170	6	4

A sensitivity analysis on the Group’s income for the period assuming a 10% increase and decrease in currency exchange rates as of December 31, 2019 and 2018 are as follows:

In millions of won	2019			2018
Type	10% Increase		10% Decrease	10% Increase	10% Decrease
Increase (decrease) of profit before income tax	~~W~~	(1,197,530)	1,197,530	(887,561)	887,561
Increase (decrease) of shareholder’s equity (*)		(1,197,530)	1,197,530	(887,561)	887,561

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of December 31, 2019 and 2018. To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Group has a policy to enter into cross-currency swap agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Group enters into currency forward agreements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

45.	Risk Management, Continued

(2)	Financial risk management, continued

②	Interest rate risk

The Group is exposed to interest rate risk due to its borrowing with floating interest rates. A 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Group’s borrowings and debt securities with floating interest rates as of December 31, 2019 and 2018 are as follows:

In millions of won
Type	2019		2018
Short-term borrowings	~~W~~	—	24,235
Long-term borrowings		2,273,579	2,358,860
Debt securities		243,102	—

	~~W~~	2,516,681	2,383,095

A sensitivity analysis on the Group’s long-term borrowings and debt securities assuming a 1% increase and decrease in interest rates, without consideration of hedge effect of related derivatives for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019			2018
Type	1% Increase		1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	(25,167)	25,167	(23,831)	23,831
Increase (decrease) of shareholder’s equity (*)		(25,167)	25,167	(23,831)	23,831

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

To manage its interest rate risks, the Group enters into certain interest swap agreements or maintains an appropriate mix of fixed and floating rate borrowings. These sensitivity analyses above are conducted without consideration of hedge effect of related derivatives.

③	Electricity rates risk

The Group is exposed to electricity rates risk due to the rate regulation of the government which considers the effect of electricity rate on the national economy.

A sensitivity analysis on the Group’s income for the period assuming a 1% increase and decrease in price of electricity for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019			2018
Type	1% Increase		1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	559,390	(559,390)	568,420	(568,420)
Increase (decrease) of shareholder’s equity (*)		559,390	(559,390)	568,420	(568,420)

(*)	The effect on the shareholder’s equity excluding the impact of income taxes.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

45.	Risk Management, Continued

(2)	Financial risk management, continued

(iv)	Liquidity risk

The Group has established an appropriate liquidity risk management framework for the management of the Group’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

In addition, the Group has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, the Group has the ability to utilize excess cash or long-term borrowings for major construction investments.

In millions of won	2019
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	10,660,737	10,977,510	27,881,873	30,859,669	80,399,789
Lease liabilities		686,445	617,493	1,717,434	2,735,681	5,757,009
Trade and other payables		6,014,054	382,809	971,469	1,176,697	8,545,029
Financial guarantee contracts (*)		937,091	302,186	32,314	2,066,975	3,338,566

	~~W~~	18,298,327	12,299,954	30,603,090	36,839,022	98,040,393

In millions of won	2018
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	10,204,471	9,274,378	28,143,311	25,312,534	72,934,694
Finance lease liabilities		87,709	87,709	141,074	65,250	381,742
Trade and other payables		6,348,195	150,479	375,661	2,188,950	9,063,285
Financial guarantee contracts (*)		91,722	855,488	363,607	—	1,310,817

	~~W~~	16,732,097	10,368,054	29,023,653	27,566,734	83,690,538

(*)

This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of December 31, 2019 and 2018 are ~~W~~ 81,357 million and ~~W~~15,586 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

45.	Risk Management, Continued

(2)	Financial risk management, continued

The following table shows the details of maturities of non-derivative financial liabilities as of December 31, 2019 and 2018. This table, based on the undiscounted cash flows of the non-derivative financial liabilities including estimated interests, has been prepared based on the respective liabilities’ earliest maturity date.

The expected maturities for non-derivative financial assets as of December 31, 2019 and 2018 in detail are as follows:

In millions of won	2019
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	1,810,129	—	—	—	1,810,129
Financial assets at fair value through other comprehensive income		—	—	—	379,170	379,170
Financial assets at amortized cost		12,302	1,307	—	—	13,609
Loans		64,081	346,583	336,502	27,606	774,772
Long-term/short-term financial instruments		1,351,971	269,863	—	338,393	1,960,227
Financial assets at fair value through profit or loss		131,385	79	—	615,797	747,261
Trade and other receivables		7,703,746	980,951	818,431	207,979	9,711,107

	~~W~~	11,073,614	1,598,783	1,154,933	1,568,945	15,396,275

In millions of won	2018
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	1,358,345	—	—	—	1,358,345
Financial assets at fair value through other comprehensive income		—	—	—	399,495	399,495
Financial assets at amortized cost		11,956	2,086	—	—	14,042
Loans		123,646	314,744	319,988	—	758,378
Long-term/short-term financial instruments		1,869,286	278,899	164,057	5,785	2,318,027
Financial assets at fair value through profit or loss		313,893	81,828	483,398	41,816	920,935
Trade and other receivables		7,795,619	1,067,800	701,743	57,651	9,622,813

	~~W~~	11,472,745	1,745,357	1,669,186	504,747	15,392,035

(*)	The maturities cannot be presently determined.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

45.	Risk Management, Continued

(2)	Financial risk management, continued

Derivative liabilities classified by maturity periods from reporting date to maturity date of contract as of December 31, 2019 and 2018 are as follows:

In millions of won	2019
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	(3,017)	—	—	—	(3,017)
Gross settlement
- Trading		(15,011)	(8,295)	(39,654)	4,235	(58,725)
- Hedging		(59,846)	(21,466)	(1,914)	(33,588)	(116,814)

	~~W~~	(77,874)	(29,761)	(41,568)	(29,353)	(178,556)

In millions of won	2018
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading		5,734	16,565	28,283	40,124	90,706
- Hedging		5,154	(43,447)	71,840	(40,917)	(7,370)

	~~W~~	10,888	(26,882)	100,123	(793)	83,336

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

45.	Risk Management, Continued

(3)	Fair value risk

The fair value of the Group’s actively-traded financial instruments (i.e. FVTPL, FVOCI, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Group’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Valuation techniques include using recent arms-length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the Group uses that technique.

In the case of trade receivables and payables, the Group considers the carrying value net of impairment as fair value. For disclosure purposes, the fair value of financial liabilities is estimated by discounting financial instruments with similar contractual cash flows based on the effective interest method.

(i)	Fair value and book value of financial assets and liabilities as of December 31, 2019 and 2018 are as follows:

In millions of won	2019			2018
Type	Book value		Fair value	Book value	Fair value
Assets recognized at fair value
Financial assets at fair value through other comprehensive income	~~W~~	379,170	379,170	399,495	399,495
Derivative assets (trading)		165,204	165,204	37,631	37,631
Derivative assets (applying hedge accounting)		145,829	145,829	64,704	64,704
Financial assets at fair value through profit or loss		747,261	747,261	920,935	920,935

	~~W~~	1,437,464	1,437,464	1,422,765	1,422,765

Assets carried at amortized cost
Financial assets at amortized cost	~~W~~	13,609	13,609	14,042	14,042
Loans and receivables		738,707	738,707	718,674	718,674
Trade and other receivables		9,703,749	9,703,749	9,613,437	9,613,437
Long-term financial instruments		608,256	608,256	448,741	448,741
Short-term financial instruments		1,351,971	1,351,971	1,869,286	1,869,286
Cash and cash equivalents		1,810,129	1,810,129	1,358,345	1,358,345

	~~W~~	14,226,421	14,226,421	14,022,525	14,022,525

Liabilities recognized at fair value
Derivative liabilities (trading)	~~W~~	53,147	53,147	99,010	99,010
Derivative liabilities (applying hedge accounting)		116,813	116,813	213,153	213,153

	~~W~~	169,960	169,960	312,163	312,163

Liabilities carried at amortized cost
Secured borrowings	~~W~~	227,135	227,135	741,029	741,029
Unsecured bond		63,171,664	66,917,421	56,603,988	58,804,070
Lease liabilities		5,070,133	5,070,133	—	—
Finance lease liabilities		—	—	283,806	283,806
Unsecured borrowings		4,104,523	4,113,955	3,522,602	3,950,517
Trade and other payables (*)		8,545,029	8,545,029	9,063,285	9,063,285
Bank overdraft		373,219	373,219	167,008	167,008

	~~W~~	81,491,703	85,246,892	70,381,718	73,009,715

(*)	Excludes lease liabilities(current year) and finance lease liabilities(prior year)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

45. Risk	Management, Continued

(3) Fair	value risk, continued

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rate used for calculating fair value as of December 31, 2019 and 2018 are as follows:

Type	2019	2018
Derivatives	0.01% ~ 4.16%	0.02% ~ 4.16%
Borrowings and debt securities	0.17% ~ 3.90%	0.51% ~ 5.14%
Leases	1.38% ~ 10.83%	3.50% ~ 10.83%

(iii)	Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2 or 3, based on the degree to which the fair value is observable.

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3:	Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy levels as of December 31, 2019 and 2018 are as follows:

In millions of won	2019
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	201,202	—	177,968	379,170
Derivative assets		—	308,399	2,634	311,033
Financial assets at fair value through profit or loss		—	742,105	5,156	747,261

	~~W~~	201,202	1,050,504	185,758	1,437,464

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	169,960	—	169,960

In millions of won	2018
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	210,056	—	189,439	399,495
Derivative assets		—	100,490	1,845	102,335
Financial assets at fair value through profit or loss		106,600	809,283	5,052	920,935

	~~W~~	316,656	909,773	196,336	1,422,765

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	310,008	2,155	312,163

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

45.	Risk Management, Continued

(3) Fair	value risk, continued

The fair value of financial assets (FVTPL and FVOCI) publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted financial assets (FVTPL and FVOCI) is calculated using the valuation results from an external pricing service in which weighted average borrowing rates of interest of evaluated companies are used as a discount rate. The fair value of derivatives is measured using valuation model which is determined at the present value of estimated future cash flows discounted at current market interest rate.

Changes of financial assets and liabilities which are classified as level 3 for the years ended December 31, 2019 and 2018 are as follows:

In millions of won	2019
	Beginning balance		Effect of change in accounting policy	Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	5,052	—	40	—	64	—	—	5,156
Financial assets at fair value through other comprehensive income Unlisted securities		189,439	—	1,876	—	3,715	(19,315)	2,253	177,968

In millions of won	2018
	Beginning balance		Effect of change in accounting policy	Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	—	5,038	—	—	14	—	—	5,052
Financial assets at fair value through other comprehensive income Unlisted securities		—	197,450	—	—	(11,744)	(326)	4,059	189,439

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

46.	Service Concession Arrangements

(1)	Gas Complex • Thermal Power Plant at Ilijan, Philippines (BOT)

(i)	Significant terms and concession period of the arrangement

The Group has entered into a contract with National Power Corporation (the “NPC”), based in the Republic of the Philippines whereby the Group can collect the electricity rates which are composed of fixed costs and variable costs during the concession period from 2002 to 2022 after building, rehabilitating, and operating the power plant.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2002 to 2022. At the end of the concession period, the Group has an obligation to transfer its ownership of the power plant to NPC.

(iii)	The Group’s expected future collections of service concession arrangements as of December 31, 2019 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	120,937
1~2 years		120,937
2~3 years		50,390

	~~W~~	292,264

(2) Hydroelectric	Power Generation at Semangka, Indonesia (BOT)

(i)	Significant terms and concession period of the arrangement

The Group has entered into a contract with PT. Perusahaan Listrik Negara (the “PT PLN”) whereby the Group provides electricity generated and charge tariff rates designed to recover capital cost, fixed O&M cost, water usage cost, variable O&M cost and special facilities cost during the concession period approximately 30 years (2018~2048) subsequent to the completion of plant construction.

(ii)	Rights and classification of the arrangement

The Group has the rights to use, own and operate the power plant during the concession period from 2018 to 2048. At the end of the concession period, PT PNL has an option to take over the ownership of the power plant from the Group.

(iii)	The Group’s expected future collections of service concession arrangements as of December 31, 2019 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	28,921
1~2 years		28,853
2~3 years		28,885
Over 3 years		587,972

	~~W~~	674,631

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

47.	Related Parties

(1)	Related parties of the Group as of December 31, 2019 are as follows:

Type	Related party
Parent	Republic of Korea government

Subsidiaries (119 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Lebanon SARL, KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd.,KOSPO Australia Pty., Ltd., KEPCO Netherlands B.V., KOREA Imouraren Uranium Investment Corp., KEPCO Middle East Holding Company, Qatrana Electric Power Company, KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy, Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company S.A.P.I. de C.V., KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, EWP Barbados 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc., KOSEP USA, Inc., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, EWP Philippines Corporation, KEPCO KPS Philippines Corp., KOSPO Chile SpA, PT. KOWEPO Sumsel Operation And Maintenance Services, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, DG Fairhaven Power, LLC, DG Whitefield, LLC, EWP Renewable Corporation, EWPRC Biomass Holdings, LLC, Springfield Power, LLC, HeeMang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., VI Carbon Professional Private Special Asset Investment Trust 1, Chitose Solar Power Plant LLC., Solar School Plant Co., Ltd., KEPCO Energy Solution Co., Ltd., KOSPO Power Services Limitada, KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty., Ltd., Energy New Industry Specialized Investment Private Investment Trust., KEPCO US Inc., KEPCO Alamosa LLC, KEPCO Solar of Alamosa, LLC (formerly, Cogentrix of Alamosa, LLC), KEPCO-LG CNS Mangilao Holdings LLC, Mangilao Investment LLC, KEPCO-LG CNS Mangilao Solar, LLC, Jeju Hanlim Offshore Wind Co., Ltd., PT. Siborpa Eco Power, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund VII, PT. Korea Energy Indonesia, KOLAT SpA, KEPCO California, LLC, KEPCO Mojave Holdings, LLC, Incheon Fuel Cell Co., Ltd., KOEN Service Co., Ltd., KOMIPO Service Co., Ltd., KOWEPO Service Co., Ltd., KOSPO Service Co., Ltd., EWP Service Co., Ltd., PT. KOMIPO Energy Indonesia, KNF partners Co., Ltd., KOSPO USA Inc., Nambu USA LLC, Tamra Offshore Wind Power Co., Ltd., KEPCO MCS Co., Ltd., KEPCO FMS Co., Ltd., Firstkeepers Co., Ltd., Secutec Co., Ltd., SE Green Energy Co., Ltd., KEPCO Mangilao America LLC, Mangilao Intermediate Holdings LLC, KEPCO CSC Co., Ltd., KOAK Power Limited, KOMIPO Europe B.V., Haenanum Energy Fund, Paju Ecoenergy Co., Ltd.

Associates (66 associates)

Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, Daegu Photovoltaic Co., Ltd., Haeng Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., Goseong Green Energy Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Naepo Green Energy Co., Ltd., Noeul Green Energy Co., Ltd., YTN Co., Ltd., Cheongna Energy Co., Ltd., Samcheok Eco Materials Co., Ltd., Gangwon Wind Power Co., Ltd., Gwangyang Green Energy Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, Hyundai Energy Co., Ltd., Ecollite Co., Ltd., Taebaek Wind Power Co., Ltd., Taebaek Guinemi Wind Power Co., Ltd., Pyeongchang Wind Power Co., Ltd., Daeryun Power Co., Ltd., Changjuk Wind Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., Hadong Mineral Fiber Co., Ltd., Green Biomass Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT. Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited, Pioneer Gas Power Limited, Eurasia Energy Holdings, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Daejung Offshore Wind Power Co., Ltd., GS Donghae Electric Power Co., Ltd., Busan Green Energy Co., Ltd., Gunsan Bio Energy Co., Ltd., Korea Electric Vehicle Charging Service, Korea Nuclear Partners Co., Ltd., Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Daegu clean Energy Co., Ltd., YaksuESS Co., Ltd., PND solar Co., Ltd., Hyundai Eco Energy Co., Ltd., YeongGwang Yaksu Wind Electric. Co., Ltd., Green Energy Electricity Generation Co., Ltd., Korea Energy Solutions Co., Ltd., ITR Co., Ltd., Structure test network Co., Ltd., Namjeongsusang Solar Power Operatin Co., Ltd., Indeck Niles Development, LLC, Indeck Niles Asset Management, LLC, Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1

Suwon New Power Co., Ltd., KPG Co., Ltd., Gwangbaek Solar Power Investment Co., Ltd., Goduk Clean Energy Co., Ltd.

Joint ventures (64 joint ventures)	Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, KAPES, Inc., Honam Wind Power Co., Ltd., Jeongam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., KEPCO-Uhde Inc., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Rabigh Operation & Maintenance Company Limited, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Amman Asia Electric Power Company, Kelar S.A, PT. Tanjung Power Indonesia, Nghi Son 2 Power LLC, Daehan Wind Power PSC, MOMENTUM, Barakah One Company, Nawah Energy Company, Yeonggwang Wind Power Co., Ltd., Chester Solar IV SpA, Chester Solar V SpA, Diego de Almagro Solar SpA, South Jamaica Power Company Limited, Daesan Green Energy Co.,Ltd., RE Holiday Holdings LLC, RE Pioneer Holdings LLC, RE Barren Ridge 1 Holdings LLC, RE Astoria 2 LandCo LLC, RE Barren Ridge LandCo LLC, Laurel SpA, KIAMCO KOWEPO Bannerton Hold Co Pty Ltd, Chile Solar JV SpA, Taebaek Gadeoksan Wind Power Co., Ltd., Cheong-Song Noraesan Wind Power Co., Ltd., Chester Solar I SpA, Solar Philippines Calatagan Corporation, Saemangeum Solar Power Co., Ltd., Chungsongmeon BongSan wind power Co., Ltd., Jaeun Resident Wind Power Plant Co., Ltd., DE Energia SpA, Dangjin Eco Power Co., Ltd., Haemodum Solar Co., Ltd., Yangyang Wind Power Co., Ltd., HORUS SOLAR, S.A. DE C.V., RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V., SUNMEX RENOVABLES, S.A. DE C.V., Stavro Holding II AB

Others (3 others)	Korea Development Bank, Ulleungdo Natural Energy Co., Ltd., Garolim Tidal Power Plant Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

47.	Related Parties, Continued

(2)	Transactions between the Group and its subsidiaries are eliminated during the consolidation and are not disclosed in the notes.

(3)	Related party transactions for the years ended December 31, 2019 and 2018 are as follows:

<Sales and Others>

In millions of won		Sales and others
Company name	Transaction type	2019		2018
<Associates>
Dongducheon Dream Power Co., Ltd.	Electricity sales	~~W~~	7,071	6,093
Korea Gas Corporation	Electricity sales		116,484	99,933
Daejung Offshore Wind Power Co., Ltd.	Electricity sales		1	1
Daegu Photovoltaic Co., Ltd.	Electricity sales		327	128
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Electricity sales		2	2
Korea Electric Power Industrial Development Co., Ltd.	Service		11,085	10,422
Goseong Green Energy Co., Ltd.	Electricity sales		19,245	10,024
Gangneung Eco Power Co., Ltd.	Service		7,446	4,928
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		21,218	8,468
Naepo Green Energy Co., Ltd.	Electricity sales		154	160
Noeul Green Energy Co., Ltd.	Electricity sales		30	30
Samcheok Eco Materials Co., Ltd.	Electricity sales		627	605
YTN Co., Ltd.	Electricity sales		2,257	2,043
Busan Green Energy Co., Ltd.	Electricity sales		18	19
Gunsan Bio Energy Co., Ltd.	Electricity sales		4,755	3,611
Korea Electric Vehicle Charging Service	Electricity sales		1,029	578
Tamra Offshore Wind Power Co., Ltd.	Electricity sales		—	58
Daegu clean Energy Co., Ltd.	Electricity sales		—	126
Cheongna Energy Co., Ltd.	Service		9,922	11,688
Gangwon Wind Power Co., Ltd.	Electricity sales		2,433	2,402
Gwangyang Green Energy Co., Ltd.	Electricity sales		122	874
Hyundai Green Power Co., Ltd.	Design service		13,106	14,031
Korea Power Exchange	Service		7,670	6,854
Hyundai Energy Co., Ltd.	Service		3,437	1,718
Taebaek Wind Power Co., Ltd.	Service		991	614
Taeback Guinemi Wind Power Co., Ltd.	Electricity sales		77	—
Pyeongchang Wind Power Co., Ltd.	Design service		1,189	1,166
Daeryun Power Co., Ltd.	Electricity sales		1,879	1,731
Changjuk Wind Power Co., Ltd.	Electricity sales		927	758
GS Donghae Power Co., Ltd.	Electricity sales		15,792	7,238
KNH Solar Co., Ltd.	Electricity sales		17	17
S-Power Co., Ltd.	Service		6,535	9,118
PND solar CO., Ltd.	Electricity sales		407	12
Hyundai Ecoenergy Co., Ltd.	Electricity sales		117	—
YeongGwang Yaksu Wind Electric. Co., Ltd.	Electricity sales		81	—
Korea Energy Solution Co., Ltd.	Electricity sales		52	—
Suwon New Power Co., Ltd.	Electricity sales		5,606	—
9 Associates (Overseas)	Electricity sales and others		98,450	60,318

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2019 and 2018 are as follows, continued:

<Sales and Others>

In millions of won		Sales and others
Company name	Transaction type	2019	2018
<Joint ventures>
Daegu Green Power Co., Ltd.	Electricity sales	~~W~~ 1,151	1,022
KAPES, Inc.	Commission	504	648
Dangjin Eco Power Co., Ltd.	Technical fee	4	3,424
Honam Wind Power Co., Ltd.	Electricity sales	657	415
Jeongam Wind Power Co., Ltd.	Electricity sales	1,198	724
Korea Power Engineering Service Co., Ltd.	Service	348	840
Seokmun Energy Co., Ltd.	Service	1,495	1,897
Incheon New Power Co., Ltd.	Construction revenue	354	568
Chun-cheon Energy Co., Ltd.	Electricity sales	2,397	2,471
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales	1,744	1,540
Yeonggwang Wind Power Co., Ltd.	Electricity sales	705	46
KW Nuclear Components Co., Ltd.	Service	721	839
KEPCO-Uhde Inc.	Electricity sales	15	17
Busan Shinho Solar Power Co., Ltd.	Electricity sales	452	362
Daesan Green Energy Co., Ltd.	Electricity sales	39	—
Cheong-Song Noraesan Wind Power Co., Ltd.	Electricity sales	6	—
Saemangeum Solar Power Co., Ltd.	Service	2,230	—
Jaeun Resident Wind Power Plant Co., Ltd.	Electricity sales	105	—
25 Joint ventures (Overseas)	Electricity sales and others	1,275,279	206,054

<Others>
Yeongwol Energy Station Co., Ltd.	Service	—	373
DS POWER Co., Ltd.	Service	—	565
Ulleungdo Natural Energy Co., Ltd.	Service	—	292
Korea Development Bank	Electricity sales	3,948	3,524
	Interest income	2,091	4,438

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2019 and 2018 are as follows, continued:

<Purchase and Others>

In millions of won		Purchase and others
Company name	Transaction type	2019	2018
<Associates>
Dongducheon Dream Power Co., Ltd.	Electricity sales	~~W~~ 689,510	828,547
Korea Gas Corporation	Electricity sales	4,049,486	5,191,243
Daegu Photovoltaic Co., Ltd.	Electricity sales	3,626	3,745
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Electricity sales	450	455
Korea Electric Power Industrial Development Co., Ltd.	Service	245,057	261,668
Goseong Green Energy Co., Ltd.	Electricity sales	32	—
Gangneung Eco Power Co., Ltd.	Service	—	19
Shin Pyeongtaek Power Co., Ltd.	Electricity sales	119,162	—
Noeul Green Energy Co., Ltd.	Electricity sales	22,767	18,282
Samcheok Eco Materials Co., Ltd.	Electricity sales	9,425	3,819
YTN Co., Ltd.	Electricity sales	333	322
Busan Green Energy Co., Ltd.	Electricity sales	13,811	25,123
Gunsan Bio Energy Co., Ltd.	Electricity sales	3,022	—
Korea Electric Vehicle Charging Service	Electricity sales	536	605
Tamra Offshore Wind Power Co., Ltd.	Electricity sales	—	8,371
Cheongna Energy Co., Ltd.	Service	58,747	58
YaksuESS Co., Ltd	Service	1,191	—
Gangwon Wind Power Co., Ltd.	Electricity sales	24,116	25,407
Hyundai Green Power Co., Ltd.	Design service	507,662	480,815
Korea Power Exchange	Service	120,509	137,489
Hyundai Energy Co., Ltd.	Service	2,847	3,445
Taebaek Wind Power Co., Ltd.	Service	7,070	8,582
Taeback Guinemi Wind Power Co., Ltd.	Electricity sales	349	—
Pyeongchang Wind Power Co., Ltd.	Design service	5,188	6,994
Daeryun Power Co., Ltd.	Electricity sales	144,862	184,063
Changjuk Wind Power Co., Ltd.	Electricity sales	6,994	7,929
GS Donghae Electric Power Co., Ltd.	Electricity sales	681,379	780,233
KNH Solar Co., Ltd.	Electricity sales	3,377	3,586
S-Power Co., Ltd.	Service	522,469	507,875
Hadong Mineral Fiber Co., Ltd.	Commission	—	60
Green Biomass Co., Ltd.	Woodchip purchase	—	440
PND solar., Ltd	Service	557	—
Hyundai Ecoenergy Co., Ltd.	Electricity sales	6,810	—
YeongGwang Yaksu Wind Electric. Co., Ltd	Electricity sales	6,511	2,437
Korea Energy Solution Co., Ltd.	Electricity sales	15	—
9 Associates (Overseas)	Electricity sales and others	—	31

<Joint ventures>
Daegu Green Power Co., Ltd.	Electricity sales	296,464	287,008
KAPES, Inc.	Commission	142,511	77,758
Honam Wind Power Co., Ltd.	Electricity sales	5,306	7,700
Korea Power Engineering Service Co., Ltd.	Service	1,774	1,765
Seokmun Energy Co., Ltd.	Service	26,370	31,759
Chun-cheon Energy Co., Ltd.	Electricity sales	313,471	320,954
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales	11,739	11,366
Yeonggwang Wind Power Co., Ltd.	Electricity sales	11,940	—
Busan Shinho Solar Power Co., Ltd.	Electricity sales	7,843	7,901
Global Trade Of Power System Co., Ltd.	Electricity sales	502	565
Expressway Solar-light Power Generation Co., Ltd.	Service	3,067	3,513
25 Joint ventures (Overseas)	Electricity sales and others	7,232	1,404

<Others>
Yeongwol Energy Station Co., Ltd.	Service	—	4,019
Ulleungdo Natural Energy Co., Ltd.	Service	—	63
Korea Development Bank	Interest expense	4,063	5,043
	Dividends paid	20	166,876

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2019 and 2018 are as follows:

In millions of won		Receivables		Payables
Company name	Type	2019	2018	2019	2018
<Associates>
Dongducheon Dream Power Co., Ltd.	Trade receivables	W 323	332	—	—
	Non-trade receivables and others	267	298	—	—
	Trade payables	—	—	85,920	74,651
	Non-trade payables and others	—	—	12	10
Korea Gas Corporation	Trade receivables	9,267	9,439	—	—
	Non-trade receivables and others	38	498	—	—
	Trade payables	—	—	462,138	601,092
	Non-trade payables and others	—	—	560	314
Daegu Photovoltaic Co., Ltd.	Trade payables	—	—	69	83
Korea Power Engineering Service Co., Ltd.	Trade receivables	74	—	—	—
Korea Electric Power Industrial Development Co., Ltd.	Trade receivables	243	278	—	—
	Non-trade receivables and others	43	51	—	—
	Trade payables	—	—	3,756	—
	Non-trade payables and others	—	—	3,827	13,102
Goseong Green Energy Co., Ltd.	Trade receivables	103	—	—	—
	Non-trade receivables and others	5,285	—	—	—
	Non-trade payables and others	—	—	65,626	43,020
Gangneung Eco Power Co., Ltd.	Trade receivables	115	1	—	—
	Non-trade receivables and others	65	99	—	—
Shin Pyeongtaek Power Co., Ltd.	Trade receivables	1,013	123	—	—
	Non-trade receivables and others	2,281	242	—	—
	Trade payables	—	—	64,696	—
	Non-trade payables and others	—	—	61	82
Naepo Green Energy Co., Ltd.	Trade receivables	18	17	—	—
Noeul Green Energy Co., Ltd.	Trade receivables	3	3	—	—
	Non-trade payables and others	—	—	1,855	8,774
Samcheok Eco Materials Co., Ltd.	Trade receivables	59	61	—	—
YTN Co., Ltd.	Trade receivables	97	98	—	—
	Non-trade payables and others	—	—	—	11
Busan Green Energy Co., Ltd.	Trade receivables	1	1	—	—
	Non-trade payables and others	—	—	606	10,882
Gunsan Bio Energy Co., Ltd.	Non-trade receivables and others	—	3,458	—	—
Korea Electric Vehicle Charging Service	Trade receivables	137	69	—	—
	Non-trade receivables and others	529	354	—	—
	Non-trade payables and others	—	—	—	56
Daegu Clean Energy Co., Ltd.	Non-trade receivables and others	—	17	—	—
Cheongna Energy Co., Ltd.	Trade receivables	1,074	183	—	—
Yaksu ESS Co., Ltd.	Trade payables	—	—	525	—
Gangwon Wind Power Co., Ltd.	Trade receivables	7	10	—	—
	Trade payables	—	—	2,979	2,547
Gwangyang Green Energy Co,. Ltd.	Non-trade receivables and others	1,334	—	—	—
Hyundai Green Power Co., Ltd.	Trade receivables	502	390	—	—
	Trade payables	—	—	41,587	38,072
Korea Power Exchange	Trade receivables	1,142	847	—	—
	Non-trade receivables and others	114	229	—	—
	Non-trade payables and others	—	—	4,160	1,214
Hyundai Energy Co., Ltd.	Trade receivables	128	57	—	—
	Non-trade receivables and others	12,532	9,664	—	—
	Trade payables	—	—	175	259
	Non-trade payables and others	—	—	9,178	8,021

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2019 and 2018 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	2019		2018	2019	2018
<Associates>
Ecollite Co., Ltd.	Non-trade receivables and others	~~W~~	210	210	—	—
Taebaek Wind Power Co., Ltd.	Trade payables		—	—	358	453
	Non-trade payables and others		—	—	243	291
Taebaek Guinemi Wind Power Co., Ltd.	Non-trade receivables and others		2	—	—	—
	Trade payables		—	—	190	—
Pyeongchang Wind Power Co., Ltd.	Trade receivables		4	4	—	—
	Non-trade payables		—	—	—	25
Daeryun Power Co., Ltd.	Trade receivables		144	178	—	—
	Trade payables		—	—	19,843	15,845
Changjuk Wind Power Co., Ltd.	Trade payables		—	—	447	455
	Non-trade payables and others		—	—	280	273
GS Donghae Electric power Co., Ltd.	Trade receivables		175	245	—	—
	Non-trade receivables and others		367	2,537	—	—
	Trade payables		—	—	69,811	69,820
	Non-trade payables and others		—	—	16	59
KNH Solar Co., Ltd.	Trade receivables		1	1	—	—
S-Power Co., Ltd.	Trade receivables		89	922	—	—
	Non-trade receivables and others		43	34	—	—
	Trade payables		—	—	53,705	56,897
	Non-trade payables and others		—	—	—	16
PND solar., Ltd.	Trade receivables		—	3	—	—
Hyundai Ecoenergy Co., Ltd.	Trade receivables		16	—	—	—
YeongGwang Yaksu Wind Electric. Co., Ltd.	Trade receivables		5	—	—	—
	Trade payables		—	—	—	2,679
Cheong-Song Noraesan Wind Power Co., Ltd.	Trade receivables		1	—	—	—
Suwon New Power Co., Ltd.	Non-trade receivables and others		2,939	—	—	—
4 Associates (Overseas)	Non-trade receivables and others		1,112	455	—	—
<Joint ventures>
Daegu Green Power Co., Ltd.	Trade receivables		113	110	—	—
	Non-trade receivables and others		1	12	—	—
	Trade payables		—	—	28,980	32,609
KAPES, Inc.	Trade receivables		1	—	—	—
	Non-trade receivables and others		—	253	—	—
	Non-trade payables and others		—	—	50,738	338
Dangjin Eco Power Co., Ltd.	Trade receivables		2	—	—	—
	Non-trade receivables and others		—	18	—	—
Honam Wind Power Co., Ltd.	Trade payables		—	—	347	432
	Non-trade payables		—	—	1,671	3,573
Jeongam Wind Power Co., Ltd.	Trade receivables		165	151	—	—
	Non-trade payables and others		—	—	6	2
Korea Power Engineering Service Co.,Ltd.	Non-trade receivables		74	—	—	—
Seokmun Energy Co., Ltd.	Trade receivables		51	39	—	—
	Non-trade receivables		136	303	—	—
	Non-trade payables		—	—	4,750	5,043
Incheon New Power Co., Ltd.	Trade receivables		—	128	—	—
Chun-cheon Energy Co., Ltd.	Trade receivables		260	20	—	—
	Non-trade receivables and others		5,362	308	—	—
	Trade payables		—	—	23,438	33,796

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

47. Related	Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2019 and 2018 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	2019		2018	2019	2018
<Joint ventures>
Yeonggwangbaeksu Wind Power	Trade receivables	~~W~~	6	7	—	—
Co., Ltd.	Non-trade receivables		157	—	—	—
	Trade payables		—	—	671	736
	Non-trade payables		—	—	1,526	789
Yeonggwang Wind Power Co., Ltd.	Trade receivables		10	10	—	—
	Non-trade receivables and others		54	—	—	—
	Non-trade payables and others		—	—	2,432	—
KW Nuclear Components Co., Ltd.	Trade receivables		4	4	—	—
	Non-trade receivables and others		15	31	—	—
KEPCO-Uhde Inc.	Non-trade payables		—	—	9	4
Busan Shinho Solar Power Co., Ltd.	Trade receivables		2	2	—	—
	Trade payables		—	—	148	175
	Non-trade payables		—	—	733	717
Daesan Green Energy Co., Ltd.	Trade receivables		6	—	—	—
Cheong-Song Noraesan Wind Power Co., Ltd.	Trade receivables		1	—	—	—
Saemangeum Solar Power Co., Ltd.	Non-trade receivables and others		2,197	—	—	—
14 Joint ventures (Overseas)	Trade receivables		51,700	30,208	—	—
	Non-trade receivables and others		13,652	740	—	—
	Non-trade payables and others		—	—	87,404	18,379
<Others>
Korea Development Bank	Accrued interest income		1,630	1,147	—	—
	Non-trade receivables and others		146,416	12,125	—	—
	Non-trade payables and others		—	—	152	218
	Derivatives		41,368	27,306	6,531	18,095

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

47. Related	Parties, Continued

(5)	Loans and others arising from related party transactions as of December 31, 2019 and 2018 are as follows:

In millions of won
Type	Company name	Beginning balance		Loans	Collection	Others	Ending balance
Associates	KNOC Nigerian East Oil Co., Ltd.,
	KNOC Nigerian West Oil Co., Ltd.	~~W~~	27,634	132	—	910	28,676
	(Allowance for doubtful accounts)		(6,065)	—	—	(1,260)	(7,325)
Associates	PT. Cirebon Electric Power		8,696	—	(8,900)	782	578
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		1,413	20,148	—	(606)	20,955
Associates	PT. Wampu Electric Power		14,880	—	—	1,622	16,502
Associates	Gunsan Bio Energy Co., Ltd.		9,396	3,000	—	—	12,396
	(Allowance for doubtful accounts)		—	(10,128)	—	—	(10,128)
Associates	Hyundai Energy Co., Ltd.		2,465	—	—	—	2,465
	(Allowance for doubtful accounts)		(2,465)	—	—	—	(2,465)
Joint ventures	Recursos Solares PV de Mexico II SA DE CV		—	1,054	—	1	1,055
Joint ventures	Horus Solar SA DE CV		—	3,320	—	3	3,323
Joint ventures	SUNMEX RENOVABLES SA DE CV		—	144	—	—	144
Joint ventures	Kelar S.A		48,694	—	(8,320)	1,784	42,158
Joint ventures	Chester Solar IV SpA		—	1,688	(1,688)	—	—
Joint ventures	Chester Solar V SpA		—	535	(535)	—	—
Joint ventures	Diego de Almagro Solar SpA		—	2,101	(2,101)	—	—
Joint ventures	Chun-cheon Energy Co., Ltd.		616	4,441	—	—	5,057
Joint ventures	Dangjin Eco Power Co., Ltd. (before the spin-off)		—	2,600	(2,600)	—	—
Joint ventures	DE energia SpA		—	6,799	—	(167)	6,632
Joint ventures	Eumseong Natural Gas Power Co., Ltd. (*1)		—	20,000	(20,000)	—	—

		~~W~~	105,264	55,834	(44,144)	3,069	120,023

(*1)	Eumseong Natural Gas Power Co., Ltd. was established by spin-off from Dangjin Eco Power Co., Ltd. and merged by the Group during the year ended December 31, 2019.

(6)	Borrowings arising from related party transactions as of December 31, 2019 and 2018 are as follows:

In millions of won
Related parties	Type	Beginning balance		Borrowings	Repayment	Others	Ending balance
Korea Development	Facility	~~W~~	66,793	5,700	(12,648)	—	59,845
Bank	Others		4,154	—	(654)	—	3,500
	Operating funds		81,000	172,442	(73,992)	(450)	179,000
	Syndicated Loan		17,277	—	(1,055)	863	17,085

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

47. Related	Parties, Continued

(7) Guarantees	provided to related parties as of December 31, 2019 are as follows:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD 11,000	Shuweihat Asia Power Investment B.V.
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	USD 1,387	Rabigh Electricity Company
Korea Electric Power Corporation	Nghi Son 2 Power LLC	Performance guarantees	USD 70,000	SMBC Ho Chi Minh and others
Korea Electric Power Corporation	Barakah One Company	Debt guarantees	USD 900,000	Export-Import Bank of Korea and others
		Performance guarantees and others	USD 4,430,240
Korea Electric Power Corporation	RE Holiday Holdings LLC	Performance guarantees	USD 223,000	EPS Renewables Holdings, LLC, Santander Bank and others
Korea Electric Power Corporation	RE Pioneer Holdings LLC	Performance guarantees	USD 170,000	EPS Renewables Holdings, LLC, Santander Bank and others
Korea Electric Power Corporation	RE Barren Ridge 1 Holdings LLC	Performance guarantees	USD 149,000	EPS Renewables Holdings, LLC, Santander Bank and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

47.	Related Parties, Continued

(7)	Guarantees provided to related parties as of December 31, 2019 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
Korea Electric Power Corporation	Rabigh Electricity Company	Performance guarantees	SAR 6,508	Hana Bank
Korea Electric Power Corporation		Debt guarantees	SAR 80,000
Korea Electric Power Corporation	Shuweihat Asia Power Investment B.V.	Performance guarantees	USD 100,000	ING Bank
Korea Electric Power Corporation	Amman Asia Electric Power Company
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW 1,411	Hana Bank and others
		Guarantees for supplemental funding and others (*1)	—
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Payment guarantees for business reserve	USD 2,500	Krung Thai Bank
		Collateralized money invested	KRW 72,935
		Impounding bonus guarantees	USD 5,000	SK E&C
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR 5,600	Saudi Arabia British Bank
Korea Western Power Co., Ltd.	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW 2,060	Korea Development Bank
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested (*7) Debt guarantees	KRW 41,531 KRW 20,300	Kookmin Bank and others BNK Securities and others
Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	KRW 1,438	Woori Bank
Korea Western Power Co., Ltd.	Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 215	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW 66,956	Kookmin Bank
		Guarantees for supplemental funding (*1)	—	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW 5,045	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW 17,342	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW 34,872	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	KRW 20,000
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW 4,375	Shinhan Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW 255,983	Korea Development Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW 3,040	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW 17,627	KDB Capital Corporation and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Daesan Green Energy Co., Ltd.	Collateralized money invested	KRW 17,182	IBK
		Guarantees for supplemental funding (*1)	KRW 18,989	IBK
Korea East-West Power Co., Ltd.	Taebaek Gadeoksan Wind Power Co., Ltd.	Collateralized money invested	KRW 7,846	Samsung Fire & Marine Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Debt guarantees	USD 24,544	Sumitomo mitsui banking
		Other guarantees	USD 3,150	PT Adaro Indonesia
		Guarantees for supplemental funding (*1)	—	Sumitomo mitsui banking and others
		Collateralized money invested	KRW 34,327	MUFG and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

47.	Related Parties, Continued

(7)	Guarantees provided to related parties as of December 31, 2019 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
Korea East-West Power Co., Ltd.	South Jamaica Power Company Limited	Performance guarantees	USD 14,400	Societe Generale
		Collateralized money invested	KRW 13,863	JCSD Trustee Services Limited and others
EWP Barbados 1 SRL	South Jamaica Power Company Limited	Guarantees for supplemental funding (*1, 3)	—	JCSD Trustee Services Limited and others
Korea East-West Power Co., Ltd.	DE Energia SpA	Collateralized money invested	KRW 8,665	Mirae Asset Daewoo Co., Ltd. and others
Korea East-West Power Co., Ltd.		Debt guarantees	KRW 6,632
Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested	KRW 2,382	Shinhan Bank and Kyobo Life Insurance Co., Ltd.
		Performance guarantees and guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW 26,247	Korea Development Bank and others
		Guarantees for supplemental funding and others (*1)	KRW 8,000
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW 22,824	Shinhan Bank and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Kelar S.A	Performance guarantees	USD 61,692	Hana Bank, MUFG
Korea Southern Power Co., Ltd.	Daehan Wind Power PSC	Debt guarantees (*9)	USD 16,000	Shinhan Bank
		Performance guarantees	USD 3,600
		Debt guarantees (*9)	USD 240
		Performance Debt guarantees (*9)	USD 1,898	Hana Bank
Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW 5,877	Woori Bank and Shinhan Bank and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Taebaek Guinemi Wind Power Co., Ltd.	Collateralized money invested	KRW 2,553	IBK
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Jeongam Wind Power Co., Ltd.	Guarantees for supplemental funding (*1) and performance guarantees	—	SK Securities.Co., LTD., IBK, and others
		Collateralized money invested	KRW 4,437
Korea Southern Power Co., Ltd.	Taebaek Wind Power Co., Ltd.	Guarantees for supplemental funding (*1)	—	Shinhan Bank and others
Korea Southern Power Co., Ltd.	Samcheok Eco Materials Co., Ltd.	Payment guarantees (*47)	—	SEM Investment Co., Ltd.
Kospo Chile SpA	Kelar S.A.	Collateralized money invested	KRW 70,462	Export-Import Bank of Korea and others
	Chester Solar ISpA	Collateralized money invested	KRW 1,157	IBK
	Chester Solar IV SpA	Collateralized money invested	KRW 672
	Chester Solar V SpA	Collateralized money invested	KRW 146
	Diego de Almagro Solar Spa	Collateralized money invested	KRW 1,035
	Laurel SpA	Collateralized money invested	KRW 595

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

Korea Midland Power Co., Ltd.	YeongGwang Yaksu Wind Electric. Co., Ltd.	Collateralized money invested	KRW 386	IBK and others
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW 124,253	Korea Development Bank and others
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD 11,248	Mizuho Bank
Korea Midland Power Co., Ltd.	PT. Wampu Electric Power	Debt guarantees	USD 4,854	SMBC
Korea Midland Power Co., Ltd.	Green Energy Electricity Generation Co., Ltd.	Collateralized money invested	KRW 163	IBK
		Guarantees for supplemental funding and others (*1)	—	IBK and others
Korea Midland Power Co., Ltd.	YaksuESS Co., Ltd.	Collateralized money invested	KRW 516	IBK
Korea Midland Power Co., Ltd.	Namjeongsusang Solar Power Operatin Co., Ltd.	Collateralized money invested	KRW 812	IBK

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

47.	Related Parties, Continued

(7)	Guarantees provided to related parties as of December 31, 2019 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
Korea Midland Power Co., Ltd.	Gwangbaek Solar Power Investment Co., Ltd.	Collateralized money invested	KRW 2,054	IBK
Korea South-East Power Co., Ltd.	Hyundai Energy Co., Ltd.	Collateralized money invested (*5)	—	IBK
		Guarantees for supplemental funding and others (*1,6)	KRW 76,800	NH investment & securities Co., Ltd. and others
Korea South-East Power Co., Ltd.	S-Power Co., Ltd.	Collateralized money invested	KRW 115,784	Korea Development Bank and others
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	KRW 16,248	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested	KRW 19,376	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	Expressway Solar-light Power Generation Co., Ltd.	Guarantees for supplemental funding (*1,2)	KRW 2,500	Woori Bank
Korea South-East Power Co., Ltd.	Goseong Green Energy Co., Ltd.	Collateralized money invested	KRW 2,340	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Gangneung Eco Power Co., Ltd.	Collateralized money invested	KRW 2,430	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	PND solar., Ltd.	Collateralized money invested	KRW 1,144	IBK
Korea South-East Power Co., Ltd.	Hyundai Eco Energy Co., Ltd.	Collateralized money invested	KRW 3,781	Samsung Life Insurance and others
Korea South-East Power Co., Ltd.	Jaeun Resident Wind Power Plant Co., Ltd.	Collateralized money invested	KRW 2,198	IBK
Korea South-East Power Co., Ltd.	Cheongsong Myeonbongsan Wind Power Plant Co., Ltd.	Collateralized money invested	KRW 2,764	Kyobo Life Insurance Co., Ltd. and others
Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.	Collateralized money invested	KRW 6,611	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW 10,636	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Cheong-Song Noraesan Wind Power Co., Ltd.	Collateralized money invested	KRW 3,044	Woori Bank and others
		Guarantees for supplemental funding (*1)	—
KEPCO Plant Service & Engineering Co., Ltd.	Incheon New Power Co., Ltd.	Collateralized money invested (*8)	—	Shinhan Bank
		Guarantees for supplemental funding (*1)	—

(*1)	The Group guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.
(*2)

The Group has granted the right to Hana Financial Investment Co., Ltd., as an agent for the creditors to Expressway Solar-light Power Generation Co., Ltd. (“ESPG”), to the effect that in the event of acceleration of ESPG’s payment obligations under certain borrowings to such creditors, Hana Financial may demand the Group to dispose of shares in ESPG held by the Group and apply the resulting proceeds to repayment of ESPG’s obligations.

(*3)

This includes a guarantee for the shareholder’s capital payment in connection with the business of 190MW gas complex thermal power plant in Jamaica. EWP Barbados 1 SRL’s capital contribution amount is USD 18,400,000 and there is no residual guarantee amount among total collateral limit.

(*4)

Controlling and non-controlling common shareholders of Samcheok Eco Materials Co., Ltd. have pre-emption rights, if preferred shareholders intend to sell their shares until December 23, 2020. And promised yield of the preferred stock is guaranteed through the transaction. As of December 31, 2019, the Group has recognized derivative liabilities of ~~W~~6,205mllion related to the the guarantee. Meanwhile, the Group is under an agreement with Samcheok Eco Materials Co., Ltd. that if a damage incurs related to the fulfillment of obligations pursuant to the mandatory contract of coal ash supply, compensation for the expected amount of the damage should be settled.

(*5)

The Group recognized an impairment loss on all of the equity securities of Hyundai Energy Co., Ltd. in prior years, and the acquisition cost of the securities provided as collateral is ~~W~~47,067 million.

(*6)

Pursuant to the guarantee agreement, the Group recognized other provisions of ~~W~~28,717 million as the possibility of economic benefit outflow to fulfill the obligation was deemed probable and the amount could be reasonably estimated.

(*7)	The common stocks of Dongducheon Dream Power Co., Ltd. held by the Group were pledged as collateral.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

(*8)

The Group recognized an impairment loss on all of the equity securities of Incheon New Power Co., Ltd. during the year ended December 31, 2019, and the acquisition cost of the securities provided as collateral is ~~W~~461 million.

(*9)

The Group provided a payment guarantee to Daehan Wind Power PSC for reimbursement of Equity Bridge Loan(EBL), opening LC for Debt Service Reserve Account(DSRA), guarantee for the swap termination costs and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

1.	Related Parties, Continued

(8)	As of December 31, 2019, there is no financial guarantee provided by related parties.

(9)	Derivatives transactions with related parties as of December 31, 2019 are as follows:

(i) Currency Swap

In millions of won and thousands of foreign currencies
Counterparty	Contract year	Contract Amount			Contract interest rate per annum		Contract exchange rate (in won)
		Pay		Receive	Pay	Receive
Korea Development Bank	2019~2024	~~W~~	177,600	USD 150,000	1.24%	2.50%	~~W~~	1,184.00
	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
	2018~2023		170,280	USD 150,000	2.15%	3.75%		1,135.20
	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
	2017~2020		114,580	USD 100,000	1.75%	2.38%		1,145.80
	2016~2021		121,000	USD 100,000	2.15%	2.50%		1,210.00
	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
	2018~2023		320,880	USD 300,000	2.03%	3.75%		1,069.60
	2019~2022		117,340	USD 100,000	1.06%	2.38%		1,173.40
	2018~2021		212,960	USD 200,000	2.10%	3.00%		1,064.80
	2017~2022		113,300	USD 100,000	1.94%	2.63%		1,133.00
	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90

(ii) Currency forward

In millions of won and thousands of foreign currencies
Counterparty	Contract date	Maturity date	Contract amounts			Contract exchange rate (in won)
			Pay		Receive
Korea Development	2017.12.27	2021.07.12	~~W~~	104,849	USD 100,000	~~W~~	1,048.49
Bank	2019.12.11	2020.01.15		11,925	USD 10,000		1,192.50
	2019.12.30	2020.01.23		4,630	USD 4,000		1,157.40

(10)

The Group considers executive directors and executive head officer in charge of planning, operation, control of business activity as the key members of management. Salaries and other compensations to the key members of management of the Group for the years ended December 31, 2019 and 2018 are as follows:

In millions of won
Type	2019		2018
Salaries	~~W~~	1,315	1,106
Employee benefits		31	24

	~~W~~	1,346	1,130

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

48.	Non-Cash Transactions

(1)	Significant non-cash transactions for the years ended December 31, 2019 and 2018 are as follows:

In millions of won
Transactions	2019		2018
Transfer from construction-in-progress to other assets	~~W~~	14,052,094	8,656,252
Recognition of asset retirement cost and related provision for decommissioning costs		2,425,668	310,272
Transfer from provision for disposal of used nuclear fuel to accrued expenses		376,103	482,698
Transfer from long-term borrowings and debt securities to current portion of long-term borrowings and debt securities		7,759,284	7,100,846
Transfer of right-of-use assets due to change in accounting policy		5,364,647	—

(2)	Changes in liabilities incurred from financing activities for the years ended December 31, 2019, and 2018 are as follows:

In millions of won	2019
				Non-cash changes
	Beginning balance		Cash flows	Increase	Changes in accounting policies	Effect of exchange rate fluctuations and others	Increase from the business combination	Ending balance
Borrowings and debt securities	~~W~~	61,034,626	6,342,074	—	—	496,940	2,900	67,876,540
Lease liabilities		283,806	(573,437)	218,800	4,943,584	197,380	—	5,070,133

	~~W~~	61,318,432	5,766,877	218,800	4,943,584	694,080	2,900	72,946,673

In millions of won	2018
				Non-cash changes
	Beginning balance		Cash flows	Increase	Changes in accounting policies	Effect of exchange rate fluctuations and others	Increase from the business combination	Ending balance
Borrowings and debt securities	~~W~~	54,747,392	5,972,336	—	—	314,899	—	61,034,627
Finance lease liabilities		418,260	(134,454)	—	—	—	—	283,806

	~~W~~	55,165,652	5,837,882	—	—	314,899	—	61,318,433

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

49.	Commitments for Expenditure

(1)	The commitments for acquisition of property, plant and equipment as of December 31, 2019 and 2018 are as follows:

In millions of won	2019			2018
Contracts	Amounts		Balance	Amounts	Balance
Purchase of cable (PVC, 1C, 2000SQ) 153,000M and others (Shin-Bupyung-Youngseo)	~~W~~	56,408	24,721	56,183	37,309
Purchase of cable (PVC, 1C, 2500SQ) 103,374M and others (Bukdangjin-Shin-Tangjung)		45,390	32,876	44,315	31,801
Purchase of GIS (362kV, 6300A, 63kA) 23CB – Youngseo S/S		36,143	36,143	34,500	34,500
Purchase of GIS (362kV, 6300A, 63kA) 26CB – Hwasung S/S		40,010	15,300	29,143	18,194
Purchase of GIS (362kV, 6300A, 63kA) 27CB – Kwangyang S/S		37,744	9,700	37,694	10,491
Purchase of Concrete Poles (10M, 350KGF) 121,900 and 6 others		—	—	133,387	13,343
Purchase of cable (TR CNCE-W/AL, 1C, 400SQ) 3,504,000M		66,240	—	66,240	38,998
Purchase of cable (FR CNCO-W, 1C, 325SQ) 1,400,000		59,716	37,249	57,475	48,598
Purchase of switch (Eco) 9,360 units		40,631	24,031	40,631	34,797
Purchase of cable (TR CNCE-W/AL, 1C, 400SQ) 2,654,400M		36,063	6,243	—	—
Construction of Shin-Kori units (#3,4)		7,498,951	—	7,363,514	3,211
Construction of Shin-Kori units (#5,6)		8,625,387	4,479,956	8,625,387	5,930,099
Construction of Shin-Hanul units (#1,2)		8,306,149	—	7,982,342	355,704
Other 27 contracts		352,710	122,890	269,681	161,243
Service of designing Seoul Combined units (#1,2)		30,778	2,119	29,996	4,744
Purchase of main machine for construction of Seoul Combined units (#1,2)		331,249	15,918	365,164	51,165
Construction of Seoul Combined units (#1,2)		387,722	31,150	285,890	27,125
Purchase of smoke eliminating machine for construction of Shin-Boryeong units (#1,2)		157,618	—	172,609	13,986
Service of designing Shin-Boryeong units (#1,2)		120,668	888	120,199	1,076
Purchase of main machine for construction of Shin-Boryeong units (#1,2)		816,317	4,955	866,065	4,981
Purchase of furnace for construction of Shin-Seocheon thermal power plant		305,209	43,388	305,209	74,631
Purchase of turbine generator for construction of Shin-Seocheon thermal power plant		105,226	10,736	104,402	57,968
Electricity construction of Shin-Seocheon thermal power plant		231,196	87,874	217,848	174,122
Purchase of main machine for Jeju LNG combined		166,287	12,088	166,287	11,272
Service of designing Taean IGCC plant units		46,101	2,332	46,001	3,161
Service of designing Taean units (#9,10)		112,483	12,862	112,344	13,338
Purchase of furnace for construction of Taean units (#9,10)		556,206	17,579	556,504	18,502
Purchase of turbine generator for construction of Taean units (#9,10)		214,208	10,857	214,462	10,422
Purchase of coal handling machine for construction of Taean (#9,10) and IGCC units (conditional contract for installation)		205,764	282	205,764	282
Purchase of oxygen plant for construction of Taean IGCC units		97,345	1,630	96,068	1,552
Purchase of gas turbine and turbine equipment of Gimpo combined heat & power plant		104,600	104,600	—	—
Purchase of coal handling machine for construction of Samcheok units (#1,2)		282,927	42,785	307,925	48,736
Purchase of furnace for construction of Samcheok units (#1,2)		1,066,824	11,771	1,092,287	12,215
Purchase of turbine main equipment for Samcheok units (#1,2)		223,550	132	212,188	348
Purchase of main equipment for Namjeju		138,486	84,982	146,594	134,949

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

49.	Commitments for Expenditure, Continued

(2)	As of December 31, 2019, details of contracts for inventory purchase commitment are as follows:

The Group imports all of its uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) which are paid for with currencies other than Won, primarily in U.S. dollars. In order to ensure stable supply, the Group entered into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets. The long-term and medium-term contract periods vary among contractors and the stages of fuel manufacturing process. Contract prices for processing of uranium are generally based on market prices. Contract periods for ore concentrates, conversion, enrichment and design and fabrication are as follows:

Type	Periods	Contracted quantity
Concentrate	2019 ~ 2030	38,990 Ton U3O8
Transformed	2019 ~ 2030	21,969 Ton U
Enrichment	2019 ~ 2030	17,060 Ton SWU
Molded (Light)	2019 ~ 2020	756 Ton U
Molded (Medium))	2019 ~ 2020	401 Ton U
Molded (Initial core)	2019 ~ 2022	415 Ton U

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

50.	Contingencies and Commitments

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of December 31, 2019 and 2018 are as follows:

In millions of won	2019			2018
	Number of cases	Claim amount		Number of cases	Claim amount
As the defendant	586	~~W~~	697,835	570	~~W~~	673,882
As the plaintiff	199		707,287	174		793,491

As of December 31, 2019, among the litigations mentioned above, there are ongoing litigations of KHNP, a subsidiary of KEPCO, against KEPCO Engineering & Construction Company, Inc., a subsidiary of KEPCO, as a co-defendant (one case amounting to ~~W~~65,927 million).

A group of plaintiffs (consisting of 2,167 individuals) filed a lawsuit against NSSC (Nuclear Safety and Security Commission) regarding NSSC’s approval on May 18, 2015 of extending the operation of Wolsong unit 1 nuclear power plant. The appeal was ongoing as of December 31, 2019. Also, Greenpeace and others filed an administrative litigation against NSSC requesting cancelation of the construction permit of Shin-Kori unit 5 and 6 in September 12, 2016 and lost the lawsuit in February 14, 2019. They appealed the case in March 18, 2019. The Group joined these litigations as a stakeholder after obtaining permission from the Court.

As of December 31, 2019, in connection with Shin-Hanul unit 3 & 4, the Group has received communications from a vendor for costs incurred for the preliminary work of the main equipment and associated compensation due to the discontinuation of the construction. The Group does not believe that it has a present obligation to this vendor, and that it is probable that the Group will prevail if a lawsuit is filed against the Group. In addition, the Group cannot reliably estimate the potential economic outflow related to the obligation as of December 31, 2019.

The long-term service contract between Gyeonggi Green Energy Co., Ltd. (Gyeonggi Green Energy) and its fuel cell supplier expired during the year ended December 31, 2018. Gyeonggi Green Energy had been in negotiations to renew the contract as the creditors requested, and, as a result, Gyeonggi Green Energy renewed the long-term service contract with fuel cell supplier on August 30, 2019. Accordingly, the Group has obtained approval from the creditors for long-term service contracts with the fuel cell supplier.

The Group is the defendant against a number of claims. The following is potentially significant ongoing claims pertaining to the Group:

In December 2013, the Supreme Court of Korea ruled that regular bonuses also fall under the category of ordinary wages on the condition that those bonuses are paid regularly and uniformly. Also, the Supreme Court ruled that employees are entitled to retroactively demand certain wages based on the new ordinary wages that include regular bonuses as additional wages. However, the request may be limited to the extent of the principle of good faith.

The Group believes that the possibility of economic benefit outflow is probable on the ongoing and the expected lawsuit. For this reason, the Group recognized ~~W~~28,579 million of other provision in relation to the lawsuit as of December 31, 2019.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

50.	Contingencies and Commitments, Continued

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of December 31, 2019 and 2018 are as follows, continued:

In addition to the abovementioned significant ongoing claims, there are 15 arbitration cases pertaining to the Group as of December 31, 2019 and the significant arbitration cases for the year ended December 31, 2019 are as follows:

①

KEPCO and KEPCO KDN Co., Ltd., a subsidiary of KEPCO, have been accused of breach of contract in relation to ERP software, which is provided by SAP Korea Ltd. The litigation was filed in the International Chamber of Commerce International Court of Arbitration, but the Group has not recognized any provision because the probability of economic benefit outflow is remote and the related amount cannot be reliably estimated.

②

In 2016, Hyundai E&C, GS Engineering & Construction Corp. and Hansol SeenTec Co., Ltd. filed an arbitration against the Group to the Korea Commercial Arbitration Board in relation to the request for additional construction costs. As described in Note 26.(2), the Group recognized the litigation provisions of ~~W~~204,787 million in relation to this arbitration case and made the payment according to the results of this arbitration during the year ended December 31, 2018.

③

In 2016, Hyundai E&C, GS Engineering & Construction Corp. and Hansol SeenTec Co., Ltd. filed an arbitration against the Group to the Korea Commercial Arbitration Board in relation to the request for additional construction costs. As described in Note 26.(2), the Group recognized the litigation provisions of ~~W~~204,787 million in relation to this arbitration case and made the payment according to the results of this arbitration during the year ended December 31, 2019.

④

In 2016, Halla Corporation filed an arbitration against the Group to the Korea Commercial Arbitration Board in relation to the request for additional construction costs and the Group filed an arbitration against Halla Corporation to the Korea Commercial Arbitration Board in relation to the request for a penalty payment for the delayed construction work. The Group has recognized ~~W~~19,754 million as a provision for the best estimate of the expenditure required to fulfill its obligations in relation to this arbitration as of December 31, 2019. After the reporting period, the Group has recognized reversal of the provision amounting to ~~W~~19,754 million according to the settlement from the authority.

⑤	The Group has filed for arbitration against IL KWANG E&C Co., Ltd. to the Korea Commercial Arbitration Board, in relation to damage claims received as of December 31, 2019.

⑥

In relation to the electric power IT modernization project in Kerala, India, Enzen, a subcontractor, filed an arbitration against the Group to the Indian Council of Arbitration due to disagreements in the contract, but the Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated.

(2)	Guarantees of payments and commitments provided to other companies as of December 31, 2019 are as follows:

①

The Group has outstanding borrowings with a limit of USD 275,600 thousand from its creditors such as International Finance Corporation. Regarding the borrowing contract, the Group has guaranteed capital contribution of USD 69,808 thousand and additional contribution up to USD 19,000 thousand for contingencies, if any. Moreover, for one of the electricity purchasers, Central Power Purchasing Agency Guarantee Ltd., the Group has provided payment guarantee up to USD 2,777 thousand, in case of construction delay or insufficient contract volume after commencement of the construction.

②

The Group has provided PT. Perusahaan Listrik Negara performance guarantee up to USD 2,293 thousand and investment guarantee up to USD 43,500 thousand to Mizuho bank and others in proportion to its ownership in the electricity purchase contract with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia.

③

The Group has provided MUFG Bank, Ltd. (MUFG) (formerly, the Bank of Tokyo Mitsubishi UFJ. Ltd. (BTMU)) borrowing guarantee up to USD 41,258 thousand proportion to its ownership in the equity bridge loan guarantee with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

50.	Contingencies and Commitments, Continued

(2)	Guarantees of payments and commitments provided to other companies as of December 31, 2019 and 2018 are as follows, continued:

④

The Group has provided the Export-Import Bank of Korea, BNP Paribas and ING Bank guarantee of mutual investment of USD 2,192 thousand, which is equivalent to the ownership interest of PT BS Energy and PT Nusantara Hydro Alam, in order to guarantee the expenses related to hydroelectric power business of Tanggamus, Indonesia.

⑤

The Group has provided the Export-Import Bank of Korea and SMBC guarantee of mutual investment of USD 401 thousand, which is equivalent to the ownership interest of PT Mega Power Mandiri, in order to guarantee the expenses related to hydroelectric power business of PT. Wampu Electric Power, an associate of the Group.

⑥	The Group provides the DekaBank with an investment guarantee of EUR 13,800 thousand to Stavro Vind AB, to enter into a loan contract for the Sweden Wind Power (Stavro) construction operation project.

⑦

The Group is obligated to complete the construction of the waste oil refining for power generation business of Next energy Co.,Ltd. (contract amount : ~~W~~14,700 million) as a construction company. The Group is liable to compensate to financial institution agents for the liquidated damages in case of incompletion of the construction. Also, the Group has made performance guarantee agreement with Next energy Co.,Ltd. after the completion of the construction, which obliges the Group to provide supplemental funding if the amount of power generated or the operation time of the power plant does not reach the agreed level. The Group expected outflow of resources is probable due to guarantee of completing the construction. Hence, the Group recognized revenue over time after deducting ~~W~~5,244 million as the variable consideration for the contract amount of the project.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

50.	Contingencies and Commitments, Continued

(3)	Credit lines provided by financial institutions as of December 31, 2019 are as follows:

In millions of won and thousands of foreign currencies
Commitments	Financial institutions	Currency	Limited amount	Used amount
Commitments on Bank-overdraft	Nonghyup Bank and others	KRW	1,825,500	373,219
Commitments on Bank-daylight overdraft	Nonghyup Bank and others	KRW	280,000	—
Limit amount available for CP	Hana Bank and others	KRW	1,250,000	1,150,000
Limit amount available for card	Hana Bank and others	KRW	51,904	6,686
	Banco de Oro	PHP	5,000	3,000
Loan limit	Kookmin Bank and others	KRW	1,050,503	685,429
	DBS Bank and others	USD	2,492,700	14,400
Certification of payment on payables from foreign country	Nonghyup Bank	USD	4,680	3,892
Certification of payment on L/C	Shinhan Bank	KRW	7,749	—
	Shinhan Bank and others	USD	1,051,334	171,975
	Societe Generale	MYR	2,500	2,500
Certification of Performance guarantee on contract	Seoul Guarantee Insurance and others	KRW	84,011	66,892
	First Abu Dhabi Bank and others	USD	596,862	465,093
	Korea Development Bank and others	JPY	637,495	637,495
	Hana Bank and others	EUR	4,158	4,158
	Hana Bank and others	INR	191,883	191,883
	Hana Bank	CAD	464	464
	Shinhan Bank	ZAR	55,730	55,730
Certification of bidding	Hana Bank	USD	10,000	197
Advance payment bond, Warranty bond, Retention bond and others	Seoul Guarantee Insurance	KRW	44,047	44,047
	Export-Import Bank of Korea and others	USD	714,654	649,402
	Hana Bank	SAR	86,508	86,508
	SMBC Bank	QAR	15,000	15,000
Others	Nonghyup Bank and others	KRW	537,064	47,638
	Export-Import Bank of Korea and others	USD	1,562,194	1,315,378
	Shinhan Bank	JPY	381,210	381,210
	Standard Chartered	AED	50	50
Inclusive credit	Hana Bank	KRW	8,000	772
	Hana Bank and others	USD	30,975	17,502
	Shinhan Bank	INR	92,348	92,348
Trade finance	BNP Paribas and others	USD	700,000	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

50.	Contingencies and Commitments, Continued

(4)	As of December 31, 2019, blank check and assets provided as collaterals or pledges to financial institutions by the Group are follows:

In millions of won and thousands of foreign currencies
Guarantor	Guarantee	Type of guarantee	Currency	Amount	Description
Mira Power Limited	International Finance Corporation and others	Property, plant and equipment and others	USD	275,600	Collateral for borrowings (*1)
Tamra Offshore Wind Power Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	171,600	Collateral for borrowings (*2)
SE Green Energy Co., Ltd.	DB Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	149,500	Collateral for borrowings (*2)
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Cash and cash equivalents	KRW	327,080	Collateral for borrowings (*2)
Commerce and Industry Energy Co., Ltd.	IBK and others	Land, buildings, structures and machinery and others	KRW	110,500	Collateral for borrowings (*2)
KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Cash and cash equivalents	KRW	396,120	Collateral for borrowings (*2)
Gyeongju Wind Power Co., Ltd.	Samsung Fire & Marine Insurance Co., Ltd. and Others	Property, plant and equipment and others	KRW	110,240	Collateral for borrowings (*2)
Korea Offshore Wind Power Co., Ltd.	Woori Bank and Others	Utility plant and others	KRW	293,400	Collateral for borrowings (*2)
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance lease receivable and property, plant and equipment and others	JOD	236,570	Collateral for borrowings (*1)
KST Electric Power Company	The Export – Import Bank of Korea and others	Finance lease receivable and property, plant and equipment and others	USD	401,277	Collateral for debt securities (*1)

(*1)	This is based on the amount of loan commitment limit.
(*2)	As of December 31, 2019, the Group has established guarantees for pledge for transfer of rights of long-term borrowings, pledge for insurance claims, pledge for shares, etc.

The Group has ~~W~~1,197 million of project loans from Korea Energy Agency as of December 31, 2019. The Group has provided a blank check as repayment guarantee.

(5)	The Group temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of

~~W~~75,634 million as of December 31, 2019, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ~~W~~49 million and depreciation on the utility plant of ~~W~~6,542 million are recorded in other expenses for the year ended December 31, 2019. Regarding the improvement of water quality, the results of damages compensation for the local residents cannot be reasonably estimated, and the Group is in negotiations with Gangneung City and related stakeholders to restart the Gangneung hydroelectric generating plant as of December 31, 2019.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

50.	Contingencies and Commitments, Continued

(6)

Due to the Korean government’s announcement of suspension of operation in the Gaeseong Industrial District, it is uncertain if the Group can exercise the property rights for the Group’s facility in the Gaeseong Industrial District as of December 31, 2019. The book value of facility is ~~W~~16,611 million and the amount of trade receivables related to the companies residing in Gaeseong industrial complex is ~~W~~2,911 million. The outcome of this event cannot be reasonably estimated as of December 31, 2019.

(7)

In connection with the electric power IT modernization project in Kerala, India, negotiations are underway due to disagreements in the contract regarding the existence and the scope of a warranty obligation. However, the Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated as of December 31, 2019.

51.	Business Combination

(1)	The details of business combinations that occurred for the year ended December 31, 2019 are as follows:

In millions of won
Company	Key operation activities	Date of merger	Transfer price
Eumseong Natural Gas Power Co., Ltd.	Power generation	2019.12.23	225,758

Eumseong Natural Gas Power Co., Ltd. was established in August 2019 by spin-off from Dangjin Eco Power Co., Ltd., and obtained the license for LNG combined power generation under the 8th Basic Plan for Long-Term Electricity Supply and Demand. Korea East-West Power Co., Ltd., a subsidiary of the Group, acquired 100% of its interest in Eumseong Natural Gas Power Co., Ltd. for stable power supply and profit generation through diversification of power sources, and merged with Eumseong Natural Gas Power Co., Ltd. on December 23, 2019.

(2)	Details of the transfer price at fair value given by the acquirer of the business combination for the year ended December 31, 2019 are as follows:

In millions of won
Type	Amounts
Cash and cash equivalents	~~W~~	156,700
Other trade payables		10,000
Fair value of the shares owned before the acquisition		59,058

	~~W~~	225,758

(3)	The fair values of assets and liabilities acquired through the business combination at the acquisition date for the year ended December 31, 2019 are as follows:

In millions of won
Type	Amounts
Fair value of the identifiable assets
Current assets
Cash and cash equivalents	~~W~~	~~2,389~~
Trade and other receivables		55
Non-current assets
Property, plant and equipment		54
Intangible assets		172,434
Other assets		60
Fair value of the identifiable liabilities
Current liabilities
Borrowings		(2,900)
Non-current liabilities
Deferred tax liabilities		(41,729)

	~~W~~	130,363

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

51.	Business Combination, Continued

(4)	Details of goodwill resulting from the business combination for the year ended December 31, 2019 are as follows:

In millions of won
Type	Amounts
Fair value of transfer price	~~W~~225,758
Less : Fair value of the identifiable net assets	(130,363)

~~W~~ 95,395

Goodwill arose from the business combination due to the transfer price including the premium to obtain control paid in order to acquire Eumseong Natural Gas Power Co., Ltd. It also includes expectation of synergy effect and future growth in profits derived from business combination with LNG combined power generation project. These business rights can be separated from goodwill which satisfies the recognition requirements and thus the business rights have been recognized as a separate intangible asset.

On the contrary, the expected benefits such as direct fuel acquisition and reduce costs for O&M did not satisfy the recognition requirements for identifiable intangible assets and thus were not recognized separately from the goodwill.

(5)	Net cash outflows from the business combination for the year ended December 31, 2019 are as follows:

In millions of won
Type	Amounts
Cash paid for the acquisition	~~W~~156,700
Less : Cash and cash equivalents received	(2,389)

~~W~~154,311

(6)

Fees for legal service, due diligence and others relating to the business combination amounted to ~~W~~24 million. The fees were excluded from the transfer price and recognized as selling and administrative expenses in the statement of comprehensive income (loss) for the year ended December 31, 2019.

(7)

There is no sale or net profit included in the statement of comprehensive income (loss) for the year ended December 31,2019, in relation to additional business launched by Eumseong Natural Gas Power Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

52.	Subsequent Events

(1)

Subsequent to December 31, 2019, Korea South-East Power Co., Ltd. and Korea Midland Power Co., Ltd. issued a foreign bond and corporate bonds for funding debt repayment, facility investments, and operations as follows:

In millions of won and thousands of foreign currencies
Company	Type	Issue date	Maturity	Interest rate		Amount
Korea South-East Power Co., Ltd.	Foreign bond	2020.02.03	2025.02.03	2.13%	USD	300,000
Korea Midland Power Co., Ltd.	#54-1 non-guaranteed corporate bond	2020.02.25	2040.02.25	1.53%	KRW	50,000
	#54-2 non-guaranteed corporate bond	2020.02.25	2050.02.25	1.53%	KRW	120,000

(2)	Subsequent to December 31, 2019, Korea Western Power Co., Ltd. borrowed a foreign short-term borrowings for funding operations, and the details of the foreign short-term borrowings are as follows:

Thousands of foreign currencies
Company	Type	Issue date	Maturity	Interest rate		Amount
Korea Midland Power Co., Ltd.	foreign short-term borrowings	2020.02.06	2020.05.06	1.97%	USD	24,658
	foreign short-term borrowings	2020.02.26	2020.05.26	1.86%	USD	7,329

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

53.	Adjusted Operating Profit (loss)

The operating profit (loss) in the Group’s consolidated statements of comprehensive income (loss) prepared in accordance with KIFRS included in this report differs from that in its consolidated statements of comprehensive income (loss) prepared in accordance with IFRS as issued by IASB. The table below sets forth a reconciliation of the Group’s results from operating activities as presented in the Group’s consolidated statements of comprehensive income (loss) prepared in accordance with KIFRS for each of the years ended December 31, 2019 and 2018 to the operating profit or loss as presented in the Group’s consolidated statements of comprehensive income (loss) prepared in accordance with IFRS as issued by IASB for each of the corresponding years.

In millions of won	2019		2018
Operating loss on the consolidated statements of comprehensive loss	~~W~~	(1,276,521)	(208,001)
Add
Other income
Reversal of other provisions		16,542	12,700
Reversal of other allowance for bad debt		—	143
Gains on government grants		281	482
Gains on assets contributed		6,921	17,336
Gains on liabilities exempted		916	10,303
Compensation and reparations revenue		113,292	89,901
Revenue from research contracts		5,276	6,818
Rental income		191,088	186,631
Others		58,849	51,032
Other gains
Gains on disposal of property, plant and equipment		43,784	98,077
Gains on disposal of intangible assets		206	12
Reversal of impairment loss on intangible assets		16,692	17
Gains on foreign currency translation		16,340	14,905
Gains on foreign currency transaction		53,152	47,297
Gains on insurance proceeds		17,410	—
Others		238,688	221,556
Deduct
Other expense
Compensation and indemnification expense		(403)	(23,437)
Accretion expenses of other provisions		(7,939)	(41,924)
Depreciation expenses on investment properties		(5,069)	(923)
Depreciation expenses on idle assets		(6,542)	(6,547)
Other bad debt expense		(29,348)	(17,827)
Donations		(64,752)	(63,743)
Others		(127,860)	(76,929)
Other loss
Losses on disposal of property, plant and equipment		(72,508)	(60,704)
Losses on disposal of intangible assets		(827)	(43)
Impairment loss on property, plant and equipment		(50,034)	(710,162)
Impairment loss on intangible assets		(513,609)	(8,112)
Impairment loss on other non-current assets		(49,620)	(87,024)
Losses on foreign currency translation		(8,757)	(7,678)
Losses on foreign currency transaction		(55,283)	(65,366)
Others		(217,892)	(63,899)

Adjusted operating loss	~~W~~	(1,707,527)	(685,109)

Agenda 2. Approval of the ceiling amount of remuneration for directors

KEPCO seeks to obtain approval regarding the ceiling amount of remuneration for directors for the fiscal year 2020, pursuant to Article 388 of the Commercial Act and Article 35 of the Articles of Incorporation of KEPCO.

•	Proposed aggregate ceiling on remuneration for directors:

•	2,247,869 thousand won in fiscal year 2020 (total number of directors: 15; number of non-standing directors: 8)

•	2,174,564 thousand won in fiscal year 2019 (total number of directors: 15; number of non-standing directors: 8)

•	The actual remuneration for directors in the fiscal year 2019 was 1,586,595 thousand won.

•

We proposed to increase the maximum aggregate amount of remuneration for directors in 2020 by 3.37% compared to 2019 as a result of (i) the notification by the Government to increase the remuneration for directors of government controlled entities by 2.8% and (ii) the increased performance-based compensation by 16,381 thousand won as a result of the increased remuneration for directors and (iii) the increased severance payments due to the increase in the average incumbency of our directors from 20 months to 25 months.

Agenda 3. Approval of amendments to the Articles of Incorporation of KEPCO (the “Articles of Incorporation”)

1)	KEPCO proposes to amend the Articles of Incorporation pursuant to Article 433 of the Commercial Act and Article 4 of the Articles of Incorporation.

2)

KEPCO proposes to amend the Articles of Incorporation in light of the enactment and enforcement of the Act on Electronic Registration of Stocks, Bonds, etc. (the “Electronic Registration Act”) and to comply with the Act on the Management of Public Institutions.

•	The Electronic Registration Act governs the rules regarding the registration of rights represented by securities certificates via electronic means without requiring physical securities certificates.

•	KEPCO proposes to make the following amendments to the Articles of Incorporation:

•

Delete references to specific types of share certificates issued and introduce a new clause providing for the electrionic registration of rights that would be presented by share certificates and preemptive right certificates (Article 7, Section 2 of the Articles of Incorporation).

•	Remove a clause related to issuance of share certificates that is no longer applicable due to the electronic registration requirements under the Electronic Registration Act (Article 9).

•	Revise to reflect the fact that under the Electronic Registration Act, an appointment of transfer agent would in fact be required (Article 13).

•	Remove a clause related to the reporting of addresses, names and seals of the shareholders to the transfer agent, as this is no longer applicable under the Electronic Registration Act (Article 14).

•	Introduce a new clause providing for the electronic registration of rights that would be represented by bond certificates and subscription warrant certificates (Article 17-4).

•	Delete the references to specific articles in the Act on the Management of Public Institution (Article 26-2).

•	The table below compares the current provisions in the Articles of Incorporation with the proposed amendments.

Current provision	Proposed amendment	Rationale

Article 7 (Par Value and Types of Shares and Denominations of Share Certificates)

(2) Share certificates shall be issued in eight (8) denominations of one (1), five (5), ten (10), fifty (50), one-hundred (100), five-hundred (500), one-thousand (1,000) and ten-thousand (10,000) shares.

Article 7 (Par Value and Electronic Registration of Rights that would be Represented by Share Certificates and Preemptive Rights Certificates)

(2) The Corporation shall electronically register rights that would be represented by its share certificates and preemptive right certificates on the electronic registry maintained by the electronic registrar, in lieu of issuing share certificates and preemptive right certificates.

To delete types of share certificates issued and to introduce a new clause providing for the electronic registration of rights that would be presented by share certificates and preemptive right certificates

Article 9 (Non-Issuance of Share Certificates) Upon request from the shareholders, the Corporation shall not issue share certificates for all or a portion of the shares.	Article 9 (Deleted) (Deleted)	Share certificates shall not be issued in accordance with the Electronic Registration Act.

Article 13 (Changes in Entries in the Register of Shareholders) (1) The Corporation may appoint a transfer agent.	Article 13 (Changes in Entries in the Register of Shareholders) (1) The Corporation shall appoint a transfer agent.	Appointment of transfer agent is de facto mandatory under the Electronic Registration Act.

Article 14 (Report of Addresses, Names and Seals of Shareholders)

(1) Shareholders and registered pledgees shall report to the transfer agent mentioned in Article 13 their respective names, addresses and seals.

(2) Shareholders and registered pledgees who reside in foreign countries shall report their respective addresses to which and agents to whom notices may be given in Korea.

(3) Any changes in the items stated in Paragraphs (1) and (2) shall also be reported.

	Article 14 (Deleted) (Deleted)	To remove requirement to report addresses, names and seals of shareholders to the transfer agent, as such information is not required to be reported if the rights that would be presented by share certificates are electronically registered.

(New Provision)

Article 17-4 (Electronic Registration of Rights that would be Represented by Bond Certificates and Subscription Warrant Certificates)

The Corporation shall electronically register rights that would be represented by bond certificates and subscription warrant certificates on the electronic registry maintained by the electronic registrar, in lieu of issuing bond certificates and subscription warrant certificates.

To introduce a new clause for the electronic registration of rights that would be represented by bond certificates and subscription warrant certificates.

Article 26-2 (Appointment of Officers)

(6) The President shall not be dismissed from office unless the person who appointed the President dismissed the President pursuant to Article 22 Paragraph (1), Article 35 Paragraph (3), and Article 48 Paragraph (6) of the Public Agencies Management Act.

Article 26-2 (Appointment of Officers, etc.)

(6) The President shall not be dismissed from office unless the authorized person to appoint the President dismisses the President pursuant to ~~Article 22 Paragraph (1), Article 35 Paragraph (3), and Article 48 Paragraph (6) of~~ the Public Agencies Management Act (a.k.a. Act on the Management of Public Institutions).

To delete the reference to specific articles of the Act on the Management of Public Institution

(to avoid any discrepancy with, and in preparation of any future amendment to, the Act on the Management of Public Institutions)

All amendments to the Articles of Incorporation shall be effective on and from the date in which the amendments have been promulgated.